UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO
Commission File Number: 001-39801

XOMA ROYALTY CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**52-2154066**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2200 Powell Street, Suite 310, Emeryville, California	**94608**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (510) 204-7200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0075	XOMA	The Nasdaq Global Market
8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05	XOMAP	The Nasdaq Global Market
Depositary Shares (each representing 1/1000th interest in a share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05)	XOMAO	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the Nasdaq Global Market on June 30, 2025, was $167,829,001.

The number of shares of Registrant's Common Stock outstanding as of March 11, 2026 was 11,905,652.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement relating to the Company's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report.

XOMA Royalty Corporation
2025 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

Abbreviations	Definition
General:	
2010 Plan	The Company's 2010 Long Term Incentive and Stock Award Plan, as amended
2015 ESPP	2015 Employee Stock Purchase Plan, as amended
2018 Common Stock ATM Agreement	At The Market Issuance Sales Agreement with HCW dated December 18, 2018
2021 Series B Preferred Stock ATM Agreement	At The Market Issuance Sales Agreement with B. Riley dated August 5, 2021
2025 Common Stock ATM Agreement	At the Market Issuance Sales Agreement with Leerink dated October 3, 2025
2025 ESPP	2025 Employee Stock Purchase Plan
2025 Series B Preferred Stock ATM Agreement	At The Market Issuance Sales Agreement with HCW dated October 3, 2025
'40 Act	Investment Company Act of 1940
ACA	The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010
ASC	Accounting Standards Codification
ASC 250	ASC Topic 250, Accounting Changes and Error Corrections
ASC 260	ASC Topic 260, Earnings Per Share
ASC 310	ASC Topic 310, Receivables
ASC 450	ASC Topic 450, Contingencies
ASC 606	ASC Topic 606, Revenue from Contracts with Customers
ASC 805	ASC Topic 805, Business Combinations
ASC 815	ASC Topic 815, Derivatives and Hedging
ASC 835-30	ASC Subtopic 835-30, Interest – Imputation of Interest
ASC 842	ASC Topic 842, Leases
ASU	Accounting Standards Update
BLA	Biologic License Application
Black-Scholes Model	Black-Scholes Option Pricing Model
Blue Owl	Blue Owl Capital Corporation
Blue Owl Loan	Loan pursuant to the Blue Owl Loan Agreement
Blue Owl Loan Agreement	Loan agreement dated as of December 15, 2023, between XRL, the lenders from time to time party thereto and Blue Owl, as administrative agent
Board	The Company's Board of Directors
B. Riley	B. Riley Securities, Inc.
Broadridge	Broadridge Corporate Issuer Solutions, LLC
BVF	Biotechnology Value Fund, L.P.
Cash-Out Agreement	Cash-Out Agreement between the Company and Thomas M. Burns dated October 22, 2025
cGMP	current Good Manufacturing Practice
Company	XOMA Royalty Corporation (formerly XOMA Corporation), including its subsidiaries
DoD	U.S. Department of Defense
EIR	Effective interest rate
EMA	European Medicines Agency
ESPP	Employee Stock Purchase Plan
EU	European Union

Exchange Act	U.S. Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
FDA	U.S. Food and Drug Administration
FDCA	The Federal Food, Drug, and Cosmetic Act, as amended
FDIC	Federal Deposit Insurance Corporation
GAAP	Generally accepted accounting principles
G&A	General and administrative
HCRP	Healthcare Royalty Partners II, L.P.
HCW	H.C. Wainwright & Co., LLC
IP	Intellectual Property
IPR&D	In-Process Research and Development
IRA	Inflation Reduction Act
Leerink	Leerink Partners LLC
MAA	Marketing Authorization Application
NDA	New Drug Application
NOL	Net operating loss
PSU	Performance stock unit
R&D	Research and development
Regeneron	Regeneron Pharmaceuticals, Inc.
Amended Retention Plan	October 25, 2022 amendment to the Retention Plan
Retention Plan	Retention and Severance Plan dated March 31, 2022
RSU	Restricted stock unit
SAB No. 99, Topic 1.M	Staff Accounting Bulletin No. 99 Topic 1.M., Materiality
SAB No.108, Topic 1.N	Staff Accounting Bulletin No. 108, Considering the Effects of Misstatements when Quantifying Misstatements in the Current Year Financial Statements
SEC	U.S. Securities and Exchange Commission
Securities Act	U.S. Securities Act of 1933, as amended
Series A Preferred Stock	The 8.625% Series A cumulative, perpetual preferred stock issued in December 2020
Series B Preferred Stock	The 8.375% Series B cumulative, perpetual preferred stock issued in April 2021
Series A and Series B Preferred Stock	Series A Preferred Stock and Series B Preferred Stock, collectively
Series B Depositary Shares	The depositary shares, each representing 1/1000th interest in a share of Series B Preferred Stock
Series X Preferred Stock, or Convertible Preferred Stock	The Series X Convertible Preferred Stock
SOX	Sarbanes-Oxley Act of 2002
SVB	Silicon Valley Bank
U.S.	United States
XOMA	XOMA Royalty Corporation (formerly XOMA Corporation), a Nevada corporation, including its subsidiaries
XRL	XRL 1 LLC, a wholly-owned subsidiary of the Company

Royalty and Commercial Payment Purchase Agreements:

AAA	Assignment and Assumption Agreement
Affitech	Affitech Research AS
Affitech CPPA	The Company's Commercial Payment Purchase Agreement with Affitech dated October 6, 2021
Agenus	Agenus, Inc. and certain affiliates

Agenus RPA	The Company's Royalty Purchase Agreement with Agenus dated September 20, 2018
Alora	Alora Pharmaceuticals
Aptevo	Aptevo Therapeutics Inc.
Aptevo CPPA	The Company's Payment Interest Purchase Agreement with Aptevo dated March 29, 2023, referred to herein as "Aptevo Commercial Payment Purchase Agreement" or "Aptevo CPPA"
Aronora	Aronora, Inc.
Aronora RPA	The Company's Royalty Purchase Agreement with Aronora dated April 7, 2019
Bioasis	Bioasis Technologies, Inc. and certain affiliates
Bioasis RPA	The Company's Royalty Purchase Agreement with Bioasis dated February 25, 2019
Castle Creek	Castle Creek Biosciences, Inc. and Castle Creek Biosciences, LLC, collectively
Castle Creek PRV Interest	The Company's right to receive 6.7% of the proceeds from a potential PRV sale
Castle Creek Royalty Purchase Agreement	The Company's Royalty Purchase Agreement with Castle Creek dated February 24, 2025
Checkmate Pharmaceuticals	Checkmate Pharmaceuticals, Inc.
Chiesi	Chiesi Farmaceutici S.p.A.
CPPA	Commercial Payment Purchase Agreement
Daré	Daré Bioscience, Inc.
Daré Organon License Agreement	Exclusive License Agreement between Daré and Organon, dated March 31, 2022, as amended July 4, 2023
Daré RPAs	The Company's Traditional Royalty Purchase Agreement and Synthetic Royalty Purchase Agreement, both with Daré dated April 29, 2024
Day One	Day One Biopharmaceuticals, Inc. (successor in interest to DOT Therapeutics-1, Inc.)
Day One License Agreement	License Agreement for RAF between Viracta and Day One dated December 16, 2019, as amended on March 4, 2024 (assumed by the Company as part of Viracta Assignment Agreements)
DSUVIA®	sufentanil sublingual tablet
ImmunityBio	ImmunityBio, Inc. (formerly NantCell, Inc.)
ImmunityBio License Agreement	Out-license agreement to ImmunityBio from LadRx dated July 27, 2017, related to the development and commercialization of Aldoxorubicin, as amended on September 27, 2018
IXINITY®	coagulation factor IX (recombinant)
Kuros	Kuros Biosciences AG, Kuros US LLC and Kuros Royalty Fund (US) LLC, collectively
Kuros RPA	The Company's Royalty Purchase Agreement with Kuros dated July 14, 2021
LadRx	LadRx Corporation (formerly CytRx Corporation)
LadRx Agreements	LadRx AAA and LadRx RPA
LadRx AAA	The Company's Assignment and Assumption Agreement with LadRx dated June 21, 2023
LadRx RPA	The Company's Royalty Purchase Agreement with LadRx dated June 21, 2023 and subsequently amended on June 3, 2024

Ligand	Ligand Pharmaceuticals Incorporated
Medexus	Medexus Pharmaceuticals, Inc.
MIPLYFFA™	arimoclomol
OJEMDA™	tovorafenib
OVAPRENE®	An investigational hormone-free monthly intravaginal contraceptive
Palo	Palobiofarma, S.L.
Palo RPA	The Company's Royalty Purchase Agreement with Palo dated September 26, 2019
Priority Review Voucher, or PRV	A voucher that may be granted by the FDA to Castle Creek if D-Fi is approved as a treatment for a rare pediatric disease, which could be sold to a third party
Roche	F. Hoffmann-La Roche AG
RPA	Royalty Purchase Agreement
Second Bioasis RPA	The Company's Royalty Purchase Agreement with Bioasis dated November 2, 2020
Servier	Servier Pharmaceuticals LLC
Sildenafil Cream	Sildenafil Cream, 3.6%
Talphera	Talphera, Inc. (formerly AcelRx Pharmaceuticals, Inc. or "AcelRx")
Talphera APA	Asset Purchase Agreement dated March 12, 2023 between AcelRx (now Talphera) and Vertical related to the sale of DSUVIA from Talphera to Vertical
Talphera CPPA	The Company's Payment Interest Purchase Agreement with Talphera dated January 11, 2024, referred to herein as "Talphera Commercial Payment Purchase Agreement" or "Talphera CPPA"
Talphera Marketing Agreement	Marketing Agreement dated April 3, 2023 between AcelRx (now Talphera) and Vertical
Twist	Twist Bioscience Corporation
Twist RPA	The Company's Royalty Purchase Agreement with Twist dated October 21, 2024
VABYSMO®	faricimab-svoa
Vertical	Vertical Pharmaceuticals, LLC, a wholly-owned subsidiary of Alora
Viracta	Viracta Therapeutics, Inc. (successor-in-interest to Sunesis Pharmaceuticals, Inc.)
Viracta Assignment Agreements	Assignment and Novation Agreement by and among Viracta, the Company, and Day One dated December 3, 2024 and Intellectual Property Assignment between Viracta and the Company dated December 3, 2024
Viracta RPA	The Company's Royalty Purchase Agreement with Viracta dated March 22, 2021, as amended March 4, 2024
XACIATO™	Clindamycin phosphate vaginal gel 2%
Zevra	Zevra Therapeutics, Inc. (formerly KemPharm Denmark A/S)
Zevra APA	Asset Purchase Agreement dated May 13, 2011 between LadRx and Orphazyme ApS, and assigned to Zevra as of June 1, 2022, related to the sale of arimoclomol from LadRx to Zevra (assumed by the Company as part of LadRx AAA)

License, Collaboration, and Other Arrangements:

Alexion	Alexion Pharmaceuticals
Alexion License Agreement	Exclusive License Agreement between the Company and Alexion (formerly Amolyt Pharma SAS, "Amolyt") dated December 19, 2024
Arana	Arana Therapeutics Limited
AVEO	AVEO Oncology, an LG Chem Company Merck/Schering-Plough/AVEO Pharmaceuticals, Inc.
BioInvent	BioInvent International AB
BioInvent License Agreement	Cross-Licensing Agreement between the Company and BioInvent dated November 21, 2003, as amended on September 14, 2004, November 13, 2009, and September 6, 2018
BioInvent Agreement	Royalty Purchase Agreement between Meza Royalty 1 LLC (a wholly-owned subsidiary of the Company) and BioInvent dated May 27, 2025, related to the acquisition of BioInvent's remaining rights to milestone payments and royalties under the BioInvent License Agreement
ESSA	ESSA Pharma Inc.
ESSA Acquisition Agreement	Business Combination Agreement between Xeno and ESSA dated July, 13, 2025, related to the acquisition of the issued and outstanding securities of ESSA by XenoTherapeutics
Janssen	Janssen Biotech, Inc.
Janssen License Agreement	The Company's License Agreement with Janssen dated August 5, 2019
LG Chem	LG Chem, Ltd
Mezagitamab	TAK-079, a fully human monoclonal antibody targeting CD38 being developed by Takeda for the treatment of IgA nephropathy and other indications
Novartis	Novartis Pharma AG, Novartis International Pharmaceutical Ltd., Novartis Institutes for Biomedical Research, Inc. and/or Novartis Vaccines and Diagnostics, Inc.
Oak Hill Bio	Oak Hill Bio Ltd
ObsEva	ObsEva SA
ObsEva IP Acquisition Agreement	Company's IP Acquisition Agreement with ObsEva dated November 21, 2022
Ology Bioservices	Ology Bioservices Inc. (formerly Nanotherapeutics Inc., now a wholly owned subsidiary of National Resilience, Inc.)
Organon	Organon International GmbH
Organon License Agreement	Out-license agreement to Organon from ObsEva dated July 26, 2021, related to the development and commercialization of ebopiprant (assumed by the Company as part of the ObsEva IP Acquisition Agreement)
Repare	Repare Therapeutics, Inc.
Repare Acquisition Agreement	The Arrangement Agreement by and among the Company, Repare and Xeno dated November 14, 2025
Rezolute	Rezolute, Inc., formerly Antria Bio, Inc.
Rezolute License Agreement	The Company's License Agreement with Rezolute dated December 6, 2017, as amended in March 2018, January 2019 and March 2020

Takeda	Takeda Pharmaceutical Company Limited
Takeda Collaboration Agreement	The Company's Collaboration Agreement by and between XOMA (US) LLC and Takeda dated November 1, 2006, as amended in February 2007, February 2009 and December 2025
Takeda Revenue Share Agreement	Revenue Share Agreement by and between XOMA (US) LLC and Takeda dated December 29, 2025
XenoTherapeutics, Inc., or Xeno	XenoTherapeutics, Inc. and Xeno Acquisition Corp.
XenoTherapeutics Arranger Letter Agreement	The Company's Arranger Letter Agreement with XenoTherapeutics, dated July 14, 2025

Acquisitions and Related Arrangements:

Boston Lease	The Lease Agreement between HilleVax and Harrison dated March 14, 2022
CVR	Contingent value right
Fortis	Fortis Advisors LLC, representative of the Kinnate CVR holders under the Kinnate CVR Agreement
Generation Bio	Generation Bio Co.
Generation Bio Merger Agreement	The Agreement and Plan of Merger by and among the Company, XRA 7 and Generation Bio dated December 15, 2025.
Gossamer Bio	Gossamer Bio, Inc.
Harrison	B9 LS Harrison & Washington LLC
HilleVax	HilleVax, Inc.
HilleVax CVR Agreement	The Contingent Value Rights Agreement by and among the Company, Broadridge, and Dr. Robert Hershberg dated September 17, 2025
HilleVax Merger Agreement	The Agreement and Plan of Merger by and among the Company, XRA 4, and HilleVax dated August 4, 2025
HilleVax Merger Closing Date	September 17, 2025
J&J	Johnson & Johnson, formerly Janssen
J&J Collaboration and License Agreement	Research collaboration and license agreement between LAVA and J&J dated May 13, 2020, related to the development and commercialization of JNJ-89853413, (assumed by the Company as part of the LAVA Purchase Agreement)
Kinnate	Kinnate Biopharma Inc.
Kinnate CVR Agreement	The Contingent Value Rights Agreement by and between the Company, Broadridge, and Fortis dated April 3, 2024
Kinnate Merger Agreement	The Agreement and Plan of Merger by and among the Company, XRA, and Kinnate dated February 16, 2024
LAVA	LAVA Therapeutics N.V.
LAVA CVR Agreement	The Contingent Value Rights Agreement by and among the Company, Broadridge, and Fortis dated November 17, 2025
LAVA Purchase Agreement	Share Purchase Agreement between the Company and LAVA dated August 3, 2025, related to the acquisition of the issued and outstanding ordinary shares of LAVA.
Mural	Mural Oncology PLC
Mural Transaction Agreement	The Transaction Agreement by and among the Company, XRA 5, and Mural dated August 20, 2025
Pfizer	Pfizer, Inc.

Pfizer License Agreement	Out-license agreement to Pfizer from LAVA dated September 23, 2022, related to the development and commercialization of PF-08046052 (assumed by the Company as part of the LAVA Purchase Agreement)
Pierre Fabre	Pierre Fabre Médicament, SAS
Pulmokine	Pulmokine, Inc.
Pulmokine Merger Agreement	The Agreement and Plan of Merger by and among the Company, XRA 2 Corp., Pulmokine, Shareholder Representative Services LLC, Each Management Stockholder dated November 26, 2024
Swiss Lease	The Lease Agreement between HilleVax and Anlagestiftung der Migros-Pensionskasse dated August 17, 2021
Turnstone	Turnstone Biologics Corp.
Turnstone CVR Agreement	The Contingent Value Rights Agreement by and between the Company, Broadridge, and WT dated August 11, 2025
Turnstone Merger Agreement	The Agreement and Plan of Merger by and among the Company, XRA 3, and Turnstone dated June 26, 2025
WT	WT Representative LLC, representative of the Turnstone CVR holders under the Turnstone CVR Agreement
XRA	XRA 1 Corp., a wholly-owned subsidiary of the Company
XRA 3	XRA 3 Corp., a wholly-owned subsidiary of the Company
XRA 4	XRA 4 Corp., a wholly-owned subsidiary of the Company
XRA 5	XRA 5 Corp., a wholly-owned subsidiary of the Company
XRA 7	XRA 7 Corp., a wholly-owned subsidiary of the Company

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on current expectations, estimates and forecasts, as well as our management's beliefs and assumptions and on information currently available to them, and are subject to risks and uncertainties that are difficult to predict. In some cases you can identify forward-looking statements by words such as "may," "will," "should," "might," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "targets," "forecasts," "potential," "intend" "goal," "guidance," "strategy," "continue," "design" and similar words, expressions or the negative of such terms. Examples of forward-looking statements include, but are not limited to, statements regarding: trend analyses and statements regarding future events, future financial performance, including future income related to VABYSMO and OJEMDA, anticipated growth, and industry prospects, our future operating expenses, our future losses, the success of our strategy as a royalty aggregator, the assumptions underlying our business model, the extent to which issued and pending patents may protect the products and processes in which we have an ownership or royalty interest and prevent the use of the covered subject matter by third parties, the potential of our existing product candidates to lead to the development of commercial products, our ability to receive potential milestone or royalty payments under license and collaboration agreements and the amount and timing of receipt of those payments, our ability to locate suitable assets to acquire, our ability to complete (on a timely basis or at all) and realize the benefits from acquisitions, uncertainties related to the acquisition of interest in development-stage and clinical-stage product candidates, fluctuations in and our ability to predict our operating results and cash flows, and the sufficiency of our capital resources. Forward-looking statements are based on assumptions that may not prove accurate. Actual results and outcomes, or the timing of actual results and outcomes, could differ materially from those anticipated due to certain risks, including risks inherent in the biotechnology industry and for our licensees engaged in the development of new products in a regulated market. Among other things: there can be no assurance that our revenues, income, or expenses will meet any expectations or follow any trend(s); we may be unable to retain our key employees; litigation, arbitration or other disputes with third parties may not be resolved in our favor and may have a material adverse effect on us; our product candidates subject to our out-license agreements are still being developed, and our licensees' may require substantial funds to continue development which may not be available; we may not be successful in entering into out-license agreements for our product candidates; if our therapeutic product candidates do not receive regulatory approval, our third-party licensees will not be able to manufacture and market them; products or technologies of other companies may render some or all of our product candidates noncompetitive or obsolete; we do not know whether there will be, or will continue to be, a viable market for the products in which we have an ownership or royalty interest; even once approved, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn or it may be voluntarily taken off the market; we and our licensees are subject to various state and federal healthcare related laws and regulations that may impact the commercialization of our or our third-party licensee's product candidates and could subject us or them to significant fines and penalties, and could be impacted by changes or disruptions at the FDA and other government agencies; we and our third-party licensees may be impacted by general macroeconomic and business conditions in key regions of the world, including inflationary pressures, general economic slowdown or a recession, high interest rates, changes in monetary policy, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, government shutdowns, instability in financial institutions and geopolitical instability. These and other risks and uncertainties may cause our actual results or outcomes, or the timing of our results or outcomes, to differ materially and adversely from those expressed in our forward-looking statements, including those related to current economic and financial market conditions, are identified below in Item 1, Business; Item 1A, Risk Factors; Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and other sections of this Annual Report on Form 10-K.

Forward-looking statements are inherently uncertain and you should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. Except as required by law, we do not undertake any obligation to revise or update publicly any forward-looking statements after completion of the filing of this Annual Report on Form 10-K to reflect later events or circumstances, the occurrence of unanticipated events, or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that we have a reasonable basis for these statements, our information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

All references to "portfolio" in this Annual Report on Form 10-K are to milestone and/or royalty rights associated with a basket of product candidates in development.

We use our trademarks, trade names and services marks in this Annual Report on Form 10-K as well as trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this Annual Report appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

Risk Factors Summary

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factors summary, as well as other risks and uncertainties that we face, can be found under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should consider carefully the risks and uncertainties described under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K as part of your evaluation of the risks associated with an investment in our securities.

- Our acquisitions of potential future royalty or milestone payments may not produce anticipated revenues or income.

- We may not successfully complete or realize the expected business or financial benefits of our acquisitions or investments in companies that hold royalty assets.

- Many of our potential royalty acquisitions may be associated with product candidates that are in clinical development and have not yet been commercialized. If our potential royalty providers' therapeutic product candidates do not receive regulatory approval, our potential royalty providers will be unable to market them.

- Actual or threatened epidemics, pandemics, outbreaks of disease, or other public health crises, natural disasters, political crises and other catastrophic events, and unstable market and macroeconomic conditions have and may in the future, adversely affect us, our licensees or royalty-agreement counterparties or their licensees.

- Biopharmaceutical products are subject to sales risks and substantial competition and the volatility of the biotechnology industry may affect us indirectly as well as directly.

- We depend on our third parties for the determination of royalty and milestone payments.

- The lack of liquidity of our acquisitions of future potential milestones and royalties may adversely affect us.

- Our royalty aggregator strategy may require that we register with the SEC as an "investment company" in accordance with the Investment Company Act of 1940.

- We have sustained losses in the past, and we may sustain losses in the future.

- Our royalty aggregator strategy may require us to raise additional funds.

- We have an obligation to pay quarterly dividends to holders of our Series A Preferred Stock and Series B Preferred Stock, and these stockholders have rights senior to those of our common stockholders.

- Information available to us about the intellectual property or biopharmaceutical products underlying the potential royalties we buy may be limited and our future income is dependent on numerous potential milestone and royalty-specific assumptions that may prove inaccurate.

- A large percentage of the calculated net present value of our portfolio is represented by a limited number of products, and the royalties that we acquire may fall outside the biopharmaceutical industry.

- We may not be able to successfully identify and acquire potential milestone and royalty streams, and we may not be able to successfully manage the risks associated with integration.

- Our royalty providers pursuing Rare Pediatric Disease designations may not qualify for a priority review voucher upon approval, obtain a faster development or regulatory review process, or increase the likelihood that their product candidates will receive marketing approval, and our royalty providers who receive priority review vouchers may not be successful in transferring them at all or at a favorable price.

- Biological products and product candidates of our potential milestone and royalty providers may face more intense competition or competition sooner than anticipated.

- Our potential royalty providers may be unable to price our products effectively or obtain coverage and adequate reimbursement for sales of our products.

- We do not know whether there will be, or will continue to be, a viable market for the product candidates in which we have an ownership, milestone, or royalty interest.

- Product liability claims may diminish the returns on biopharmaceutical products.

- We and our potential royalty providers may be unable to protect our or their intellectual property, and litigation regarding intellectual property can be costly.

- We and our partners rely heavily on license and collaboration relationships and our potential milestone and royalty providers may rely on other third parties to provide services.

- The marketers of biopharmaceutical products are substantially responsible for the ongoing regulatory approval, commercialization, manufacturing and marketing of products.

- Certain of our technologies are in-licensed from third parties, so our and our licensees' use of them may be restricted and subject to additional risks.

- We may not be able to attract and retain qualified personnel, and our employees may engage in misconduct or other improper activities.

- Our information technology systems or data or those of our partners or contractors could be compromised, and our actual or perceived failure to comply with any data privacy or security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

- Even after FDA approval, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn, or it may be removed voluntarily from the market.

- Healthcare reform measures and other statutory or regulatory changes, including disruptions at the FDA and other government agencies, could adversely affect our business.

- We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, and as we or our potential milestone and royalty providers do more business internationally, we expect to become subject to additional political, economic and regulatory uncertainties.

- Our share price may be volatile, which may subject us to litigation.

- Our results of operations and liquidity needs could be materially negatively affected by market fluctuations or an economic downturn.

- We may issue additional equity securities from time to time, and we may sell additional debt securities.

- Our organizational documents contain provisions that may prevent transactions that could be beneficial to our stockholders and may insulate our management from removal.

- We can provide no assurance that we will, at all times, in the future be able to report that our disclosure controls and internal controls over financial reporting are effective.

- Stockholder and private lawsuits, and potential similar or related lawsuits, could result in substantial damages, divert management's time and attention from our business, and have an adverse effect on us.

Item 1. BUSINESS

Overview

XOMA is a royalty aggregator that plays a distinctive role in helping biotech companies achieve their goal of improving human health. We do this by providing capital in exchange for the economic rights to future milestone and royalty payments associated with clinical candidates and approved products. In return the drug developer or marketer receives non-dilutive, non-recourse funding. We seek to generate stockholder value by maintaining a diversified portfolio to mitigate single-asset, binary risk and by operating under a capital efficient and low corporate cost structure.

We have a sizable portfolio of economic rights to future potential milestone and royalty payments associated with over 120 commercial products and pre-commercial therapeutic candidates. In 2017, we transformed our business model to become a royalty aggregator. We subsequently advanced our portfolio by building upon our existing out-licensing agreements for proprietary products and platforms through the acquisition of rights to future milestones, royalties and commercial payments. Currently, our portfolio is anchored by royalty streams and milestone payments derived from seven commercial-stage assets. In 2025, we received $33.6 million in commercial payments and $16.9 million from milestone payments and other fees, for total cash receipts of $50.5 million.

Strategy

Our royalty aggregator business is primarily focused on early to mid-stage clinical assets, primarily in Phase 1 and 2 development, which we believe have significant commercial sales potential and that are licensed to well-funded sponsors or developers with established expertise in developing and commercializing drugs. We also acquire milestone and royalty revenue streams on late-stage clinical assets and commercial assets that are designed to address unmet markets or have a therapeutic advantage over other treatment options and have long duration of market exclusivity. We expect most of our future revenue and income to be based on payments we may receive for milestones and royalties associated with these assets.

Our strategy is to expand our portfolio by acquiring additional milestone and royalty revenue streams associated with product candidates from third parties. We believe expanding our portfolio through these acquisitions allows for further diversification across therapeutic areas and development stages, thereby mitigating single-asset binary exposure. We operate under a capital-efficient structure: substantially all R&D and commercialization costs are borne by the assets' sponsors, and we maintain a lean infrastructure. We also utilize a range of structures to aggregate assets. Beginning with the acquisition of Kinnate in 2024, we have acquired or served as the structuring agent for nine acquisitions of publicly traded and private biotech companies, which added a combination of cash and cash equivalents, therapeutic candidates, or economic interests in programs being developed by other pharmaceutical companies. Since the beginning of 2025, we have closed seven of these transactions that cumulatively added approximately $11.7 million of cash and cash equivalents, net of transaction costs, and economic interests in six programs. Many of these acquisitions have unpartnered assets and intellectual property that we seek to sell or out-license. In 2025, we sold five of the unpartnered Kinnate assets.

Royalty Portfolio

We have economic interests in over 120 assets in active development. Our portfolio includes seven commercial-stage assets and 14 therapeutic candidates in late-stage development. We also hold economic interests in over 100 earlier-stage assets. Since the beginning of 2025, we have added 22 milestone and royalty interests to our portfolio.

The following tables highlight our commercial and late-stage assets, and the assets that were added to our portfolio in 2025 and prior to March 10, 2026. These tables do not include all assets because certain assets are subject to confidentiality agreements.

COMMERCIAL ASSETS

ASSET NAME	MARKETER	DESCRIPTION	THERAPEUTIC AREA	2025 ROYALTIES & COMMERCIAL PAYMENTS TO XOMA ROYALTY (in millions)	ROYALTY RATE
VABYSMO® (faricimab-svoa)	Roche	Angiopoietin-2 and VEGF-A bispecific antibody	Retinal diseases	$22.5	0.5%
OJEMDA™ (tovorafenib)	Day One	Pan-RAF inhibitor	Pediatric oncology	$6.4	Mid-single digit
MIPLYFFA™ (arimoclomol)	Zevra	Heat-shock protein modulator	Rare disease	$2.9	Mid-single digit
IXINITY®	Medexus	Recombinant Factor IX	Bleeding disorder	$1.7	Mid-single digit
DSUVIA® (sufentanil sublingual tablet)	Talphera	Acute pain treatment	Pain	<$0.5	37.5-75% (DoD)
XACIATO™ (clindamycin phosphate)	Organon	Bioadhesive antibiotic gel	Women's health	<$0.5	Low to high-single digit
DARE to PLAY™ (sildenafil cream) *via Section 503B of FDCA*	Daré	PDE5 inhibitor	Women's health	$0	Low single digit
	Total Royalties & Commercial Payments in 2025			**$33.6**	
	Cash Receipts from Milestones and Fees in 2025 (related to both commercial and development-stage assets)			**$16.9**	
	Total Cash Receipts from Portfolio in 2025			**$50.5**	

LATE-STAGE ASSETS

ASSET NAME	DEVELOPER	DESCRIPTION	THERAPEUTIC AREA	ESTIMATED POTENTIAL MILESTONES (in millions)	ROYALTY RATE
Cetrelimab (JNJ-63723283)	Johnson & Johnson	PD-1 antibody	Oncology	Not disclosed	0.75%
D-Fi (FCX-007)	Castle Creek	Gene therapy	Rare disease	Not disclosed	<1.0%
Ersodetug (RZ358)	Rezolute	INSR antibody	Rare disease	$210 Total $25 due upon first regulatory filing	High single digit to mid-teens
Ficlatuzumab (AV-299)	AVEO/LG Chem	HGF antibody	Oncology	$4.5	Low single digit
OHB-607	Oak Hill Bio	Recombinant human IGF-1/IGFBP-3	Neonatology	$223.1	Low to mid-single digit
Ovaprene®	Daré	Hormone-free contraceptive	Women's health	None	Low single digit
REC-4881	Recursion Pharmaceuticals	MEK1/2 inhibitors	Rare disease	Not disclosed	Low to mid-single digit
Rilvegostomig (AZD2936)	AstraZeneca	TIGITI/PD-1 bispecific antibody	Oncology	Not disclosed	Confidential
Seralutinib	Gossamer Bio & Chiesi	Inhaled PDGFR, CSF1R, c-KIT inhibitor	Cardiopulmonary	$26.5	Low to mid-single digit, net
Sildenafil Cream, 3.6%	Daré	PDE5 Inhibitor	Women's health	$0	Low single digit
Takeda Revenue Share Assets – Late Stage (Mezagitamab (TAK-079), Osavampator and Volixibat)		CD-38 antibody, AMPA positive allosteric modulator, IBAT inhibitor and other targets	Autoimmune diseases, neurology, psychiatry, hepatic diseases	$101 (aggregate milestones)	Low to mid-single digit

Undisclosed	Undisclosed	TL1-A	Autoimmune	$1	Low single digit

ASSETS ADDED OR MODIFIED SINCE THE BEGINNING OF 2025

ASSET NAME	DEVELOPER	DESCRIPTION	ESTIMATED POTENTIAL MILESTONES (in millions)	ROYALTY RATE
D-Fi (FCX-007)	Castle Creek	Gene therapy	None	XOMA Royalty Share <1.0%
Cell-targeted lipid nanoparticle platform	Formerly Generation Bio; Now available for license	Cell-targeted lipid nanoparticle delivery system	None	None
HIL-216	*Available for license*	Hexavalent VLP vaccine for norovirus		
JNJ-89853413	Johnson & Johnson	CD33 and Vd2 T cells Gammabody engager	$187.5	Low to mid-single digit
KIN-3248	Khora	FGFR	Not disclosed	None
KIN-7136	Mosaica Therapeutics	MEK	$21.5	Not disclosed
KIN-8741	Celyn Therapeutics	c-MET	Not disclosed	Not disclosed
LAVA-1266	*Available for license*	CD123		
OHB-607	Oak Hill Bio	Recombinant human IGF-1/IGFBP-3	$223.1	Low to mid-single digit
PF-08046052	Pfizer	EGFR-expressing solid tumors monotherapy	$651	High single to mid-teens
REC-4881	Recursion Pharmaceuticals	Allosteric MEK1/2 inhibitors	Not disclosed	Low to mid-single digit

Takeda Revenue Share Assets – Late Stage (Mezagitamab (TAK-079), Osavampator and Volixibat)	CD-38 antibody, AMPA positive allosteric modulator, IBAT inhibitor and other targets	$101 (aggregate milestones)	Low to mid-single digit
5 early-stage assets Oak Hill Bio	Multiple targets	$510 (aggregate milestones)	Mid-single digit
Undisclosed Moderna	T-Cell	$25	Mid-single digit
Undisclosed Khora	CDK4	Not disclosed	None
Undisclosed Khora	CDK2/4	Not disclosed	None

Commercial Programs

VABYSMO - Affitech Commercial Payment Purchase Agreement

In October 2021, we entered into the Affitech CPPA, pursuant to which we purchased a future stream of commercial payment rights to Roche's VABYSMO® (faricimab-svoa) from Affitech for an upfront payment of $6.0 million. We are eligible to receive commercial payments from Roche consisting of 0.5% of future net sales of VABYSMO for a ten-year period following the first commercial sales in each applicable jurisdiction. Commercial payments are due from Roche to us within 60 days of December 31 and June 30 of each year. VABYSMO is approved by the FDA and the EMA for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. It is also approved by the FDA and the EMA for the treatment of retinal vein occlusion.

Pursuant to the Affitech CPPA, we received commercial payments totaling $22.5 million in 2025 and $16.9 million in 2024. Based on net sales of VABYSMO in 2023, we paid Affitech milestones totaling $6.0 million in March 2024. Based on net sales of VABYSMO in 2024, we paid Affitech an additional $6.0 million in March 2025, representing the final milestones due to Affitech. In February 2026, we received a commercial payment of $11.9 million based on sales of VABYSMO during the second half of 2025.

OJEMDA - Viracta Royalty Purchase Agreement

In March 2021, we entered into the Viracta RPA, pursuant to which we acquired the right to receive future royalties, milestone payments, and other payments related to Day One's OJEMDA (tovorafenib) and Denovo's vosaroxin. We made an upfront payment of $13.5 million and acquired the right to receive (i) up to $54.0 million in potential milestone payments, royalties on sales, and other payments related to OJEMDA, excluding up to $5.0 million in certain payments retained by Viracta, and (ii) up to $57.0 million in potential regulatory and commercial milestone payments and high single-digit royalties on sales related to vosaroxin, if approved.

In April 2024, the FDA approved OJEMDA and we earned a $9.0 million milestone payment. In May 2024, Day One sold its priority review voucher for $108.0 million and we received a payment of $8.1 million. In February 2025, we earned a $4.0 million milestone payment related to Day One's MAA filing with the EMA. In November 2025, we earned a $2.0 million milestone payment related to Day One's NDA filing in Japan.

We are also eligible to receive mid-single-digit royalties on sales of OJEMDA, and in 2025, we earned $7.7 million in royalties.

On March 6, 2026, Day One announced it had entered into an agreement to be acquired by Servier.

MIPLYFFA - LadRx Agreements

In June 2023, we entered into the LadRx AAA pursuant to which we acquired from LadRx all of its rights, title and interests related to MIPLYFFA (arimoclomol) under the Zevra RPA. The purchased rights related to MIPLYFFA included potential regulatory and commercial milestone payments of up to $52.5 million (net of certain payment obligations of up to $9.5 million based on a portion of the regulatory and commercial milestone payments) and potential royalty payments in low single-digit percentages of aggregate net sales associated with arimoclomol.

We also entered into the LadRx RPA, pursuant to which we acquired the right to receive all of the future royalties, regulatory and commercial milestone payments as well as other related payments due to LadRx from ImmunityBio related to aldoxorubicin under the ImmunityBio License Agreement. The purchased payments related to aldoxorubicin included potential regulatory and commercial milestone payments of up to $342.7 million and royalty payments on aggregate net sales of aldoxorubicin in the low to mid-teens for sales of orphan indications and mid to high-single-digit percentages for sales of other licensed products. In June 2024, the ImmunityBio License Agreement was terminated, and we entered into an amendment to the LadRx RPA. Under the LadRx RPA, as amended, we are eligible to receive potential low single-digit percentage royalty payments on aggregate net sales of aldoxorubicin if LadRx or any of its affiliates commercializes aldoxorubicin. Additionally, the amendment removed the $4.0 million regulatory milestone payment payable to LadRx under the original agreement that had been contingent upon the achievement of a specified regulatory milestone for the product candidate related to aldoxorubicin. If LadRx licenses aldoxorubicin to an applicable third party, we are eligible to receive potential high single-digit percentage royalty payments on aggregate net sales of aldoxorubicin and a portion of any potential future milestone payments.

Upon closing of the LadRx Agreements, we paid LadRx an upfront payment of $5.0 million. In January 2024, Zevra announced the FDA accepted its NDA resubmission for arimoclomol, and pursuant to the LadRx AAA, we paid LadRx a $1.0 million milestone payment. In September 2024, the FDA approved MIPLYFFA for use in combination with miglustat for the treatment of neurological manifestations of Niemann-Pick Disease Type C in adult and pediatric patients two years of age and older. Upon notice of the first commercial sale in November 2024, we paid LadRx an additional $1.0 million milestone payment. We earned a net milestone payment of $2.2 million in 2024 upon FDA approval of MIPLYFFA, and we are eligible to receive mid-single-digit royalties on sales of MIPLYFFA.

IXINITY - Aptevo Commercial Payment Purchase Agreement

In March 2023, we entered into the Aptevo CPPA, pursuant to which we acquired the full commercial payment stream and a portion of the milestone rights to IXINITY [a coagulation factor IX (recombinant)], which is marketed by Medexus for the control and prevention of bleeding episodes and postoperative management in people with Hemophilia B. We are eligible to receive a mid-single-digit percentage payment stream on all IXINITY sales from January 1, 2023, until the first quarter of 2035 and may receive milestone payments. Under the terms of the Aptevo CPPA, in 2023 we paid Aptevo a $9.6 million upfront payment plus a $50,000 one-time payment when the first commercial payment exceeded $0.5 million.

Pursuant to the Aptevo CPPA, we received commercial payments totaling $1.7 million in 2025 and $1.6 million in 2024.

XACIATO - Daré Royalty Purchase Agreements

In April 2024, we entered into the Daré RPAs pursuant to which we paid $22.0 million in cash to Daré in consideration for (i) 100% of all remaining royalties related to XACIATO not already subject to the royalty-backed financing agreement Daré entered into in December 2023 and net of payments owed by Daré to upstream licensors, which equates to royalties ranging from low to high single digits, and of all potential commercial milestones related to XACIATO that are payable to Daré under the Daré Organon License Agreement and (ii) a 4% synthetic royalty on net sales of OVAPRENE and a 2% synthetic royalty on net sales of Sildenafil Cream, which will decrease to 2.5% and 1.25%, respectively, upon us achieving a pre-specified return threshold. The Daré RPAs also provide for milestone payments to Daré of $11.0 million for each successive $22.0 million received by us under the Daré RPAs after achievement of a return threshold of $88.0 million.

Receipts pursuant to the Daré RPAs were negligible in 2025.

DSUVIA - Talphera Commercial Payment Purchase Agreement

In January 2024, we acquired an economic interest in DSUVIA (sufentanil sublingual tablet) from Talphera for $8.0 million. DSUVIA was approved in 2018 by the FDA for use in adults in certified medically supervised healthcare settings. In April 2023, Talphera divested DSUVIA to Alora for an upfront payment, a 15% royalty on commercial net sales, a 75% royalty on net sales to the DoD, and up to $116.5 million in milestone payments. Under the terms of the agreement, we are entitled to receive 100% of all royalties and milestones related to DSUVIA sales until we receive $20.0 million. Once we receive $20.0 million, the 75% royalties generated from DoD purchases and the remaining $116.5 million in potential milestone payments due from Alora will be shared equally between us and Talphera. We will fully retain the 15% royalty associated with DSUVIA commercial sales. In November 2024, Alora discontinued commercial sales of DSUVIA. We remain eligible for payments from sales to the DoD.

Based on updates received in November 2024, we evaluated the status of the program for potential credit losses in the fourth quarter of 2024 and determined no payments were probable to be received under the Talphera CPPA as of

December 31, 2024. Accordingly, we recorded credit losses on purchased receivables of $7.9 million representing the full remaining carrying value of this transaction in 2024.

Pursuant to the Talphera CPPA, we received commercial payments totaling $28,000 in 2025 and $0.1 million in 2024. During the first quarter of 2025, Alora withdrew DSUVIA from the commercial market due to unresolvable manufacturing constraints.

Other Acquired Programs

Takeda Revenue Share Agreement

In December 2025, we amended the Takeda Collaboration Agreement to reduce the milestones, reimbursements and royalties relating to TAK-079 (mezagitamab) that we are entitled to, and concurrently entered into the Takeda Revenue Share Agreement to receive future milestone, royalty, and other contingent payments that Takeda may receive from a diversified basket of nine development-stage assets pursuant to various underlying license and asset transfer agreements with third parties. We did not make or receive any upfront payment in connection with the Takeda Revenue Share Agreement or the amendment to the Takeda Collaboration Agreement. Under the Takeda Revenue Share Agreement, we are entitled to certain portions of payments Takeda may receive on the following assets:

Neurocrine Biosciences is developing osavampator, a potential first-in-class, investigational alpha-amino-3-hydroxy-5-methyl-4-isoxazole propionic acid (AMPA) positive allosteric modulator for patients who have inadequate response to treatment for major depressive disorder.

Mirum Pharmaceuticals is developing volixibat, a minimally absorbed, orally administered investigational therapy designed to selectively inhibit ileal bile acid transporter, for primary sclerosing cholangitis and primary biliary cholangitis.

Oak Hill Bio Ltd and its partner are developing OHB-607, a recombinant human IGF-1/IGFBP-3 for the prevention of bronchopulmonary dysplasia in extremely premature infants, and Oak Hill Bio Ltd is developing early-stage assets that have the potential to address other high unmet need or rare disease areas. We will be entitled to a low to mid-single-digit royalty on each of the six Oak Hill Bio assets and commercial milestone payments of up to $733.1 million across the six Oak Hill Bio assets.

Recursion Pharmaceuticals is developing REC-4881, an investigational MEK1/2 inhibitor for familial adenomatous polyposis, a rare tumor predisposition syndrome affecting approximately 50,000 people in the U.S., France, Germany, Italy, Spain, and the UK. We will be entitled to low to mid-single-digit royalties.

Castle Creek

In February 2025, we contributed $5.0 million to Castle Creek's $75.0 million syndicated royalty financing transaction led by Ligand. Through this transaction, we acquired a royalty interest in D-Fi (FCX-007), a Phase 3 asset being developed by Castle Creek. D-Fi is being studied in dystrophic epidermolysis bullosa ("DEB"), a rare progressive and debilitating skin disorder. D-Fi has been granted Orphan Drug Designation for the treatment of DEB, as well as Rare Pediatric Disease, Fast Track, and Regenerative Medicine Advanced Therapy designations by the FDA,

Lava Acquisition

In November 2025, we acquired LAVA through a tender offer for $1.04 in cash per LAVA ordinary share and one non-transferable CVR per share. As a part of the acquisition, we acquired IP assets related to LAVA's existing partnered programs with J&J (JNJ-89853413) and Pfizer (PF-08046052 or EGFRd2), as well as LAVA-1266, a clinical program for acute myeloid leukemia and myelodysplastic syndrome. We have no plans to develop LAVA-1266, which is instead targeted for divestiture through sale or licensing. We are entitled to 25% of the net proceeds related to sales or licenses of these programs.

Under the LAVA CVR Agreement, CVR holders are entitled to 75% of the net proceeds from ongoing and future collaborations related to the partnered programs over a 10-year period, 75% of the net proceeds from the disposition of LAVA-1266, 100% of the amount by which LAVA's closing net cash exceeds the amount of closing net cash as determined by the LAVA Merger Agreement, minus any permitted deductions, as well as 100% of the tax reserve in the amount of approximately $6.3 million minus any permitted tax reserve matter expenses. Under the LAVA CVR Agreement, we are responsible for the collection and disbursement to Broadridge, the LAVA CVR holders' rights agent, of any proceeds to which LAVA CVR holders could be entitled.

Pulmokine Acquisition

In November 2024, we acquired Pulmokine to obtain an economic interest in seralutinib, a Phase 3 asset being studied in pulmonary arterial hypertension (PAH) and pulmonary hypertension associated with interstitial lung disease (PH-ILD). We acquired all outstanding shares of Pulmokine for a $20.0 million cash payment at closing. In addition, we will pay success-based consideration contingent on future development and commercial performance to Pulmokine stockholders. In 2017, Pulmokine licensed seralutinib to Gossamer Bio, Inc., and in 2024, Gossamer Bio signed a global collaboration and license agreement with Chiesi Farmaceutici S.p.A. Subject to the terms of those agreements, we are eligible to receive net royalties ranging from the low to mid-single digits on commercial sales, and we will retain a portion of milestone payments.

In February 2026, Gossamer Bio announced topline results from the Phase 3 PROSERA clinical trial evaluating seralutinib for the treatment of PAH. Although the study demonstrated numerical improvements on the primary endpoint and certain secondary and subgroup measures, the trial did not meet its prespecified primary endpoint. Gossamer Bio plans to engage with regulatory authorities to discuss potential next steps for the seralutinib program. We are evaluating the impact of this development on our seralutinib-related assets.

Kinnate Acquisition

In April 2024, we acquired Kinnate through a tender offer for $2.5879 in cash and one non-transferable contractual CVR per share of Kinnate common stock. Following the merger, Kinnate continued as our wholly-owned subsidiary.

As part of the Kinnate Merger Agreement, we acquired an IPR&D asset related to KIN-3248, a Fibroblast Growth Factor Receptors inhibitor designed for the treatment of patients with intrahepatic cholangiocarcinoma and urothelial carcinoma as well as certain other solid tumors; the molecule is currently in a Phase 1 clinical study. Additionally, we acquired pre-clinical intangible assets related to IP for the following: (i) KIN-8741, a highly selective c-MET inhibitor with broad mutational coverage, including acquired resistance mutations, in certain solid tumors driven by exon 14-altered and/or amplified c-MET; (ii) KIN-7136, a brain-penetrant MEK inhibitor; and (iii) CDK4, a potential brain-penetrant selective CDK4 inhibitor (collectively, the "Kinnate Pre-Clinical Assets").

Each Kinnate CVR represents the right to receive potential payments pursuant to the terms and subject to the conditions of the Kinnate CVR Agreement. Kinnate CVR holders are eligible to receive 100% of the net proceeds received within five years of the closing date resulting from the license of exarafenib to Pierre Fabre, which was executed prior to the merger closing date. In addition, they are eligible to receive 85% of net proceeds, if any, from any license or other disposition of any Kinnate Pre-Clinical Asset that occurs within one year of the merger closing date. We sold the Kinnate Pre-Clinical Assets in the first half of 2025 and paid the Kinnate CVR holders in the third quarter of 2025. Under the Kinnate CVR Agreement, we are responsible for the collection and disbursement to Broadridge, the Kinnate CVR holders' rights agent, of any proceeds to which Kinnate CVR holders could be entitled.

Twist Bioscience Royalty Purchase Agreement

In October 2024, we entered into the Twist RPA. Under the terms of the agreement, we acquired 50% of certain contingent payments (including royalties, milestone payments, sublicense income, and option exercise payments) related to Twist's 60-plus early-stage programs across over 30 partners for a $15.0 million upfront payment. We are eligible to receive up to $0.5 billion in milestone payments and a 50% share of up to low single-digit royalties on future commercial sales.

Kuros Royalty Purchase Agreement

In July 2021, we entered into the Kuros RPA, pursuant to which we acquired the rights to 100% of the potential future royalties from commercial sales, which are tiered from high single-digit to low double digits, and up to $25.5 million in pre-commercial milestone payments associated with an existing license agreement related to Checkmate Pharmaceuticals' vidutolimod (CMP-001), a Toll-like receptor 9 agonist packaged in a virus-like particle, for an upfront payment of $7.0 million. We may pay additional sales-based milestone payments to Kuros of up to $142.5 million, representing a portion of the future royalties on commercial sales.

In May 2022, Regeneron completed its acquisition of Checkmate Pharmaceuticals resulting in a $5.0 million milestone payment to Kuros. Pursuant to the Kuros RPA, we were entitled to 50% of the milestone payment, which we received in July 2022.

Palobiofarma Royalty Purchase Agreement

In September 2019, we entered into the Palo RPA, pursuant to which we acquired the rights to potential royalty payments in low single-digit percentages of aggregate net sales associated with six product candidates in various clinical development stages, targeting the adenosine pathway with potential applications in solid tumors, non-Hodgkin's lymphoma, asthma/chronic obstructive pulmonary disease, ulcerative colitis, idiopathic pulmonary fibrosis, lung cancer, psoriasis, nonalcoholic steatohepatitis and other indications (the "Palo Licensed Products") that are being developed by Palo. Under the terms of the Palo RPA, we paid Palo an upfront payment of $10.0 million for the rights to potential royalty payments on future potential sales of the Palo Licensed Products.

Selected Legacy Programs Underlying Our Portfolio

The following is a summary of significant licenses and collaboration agreements related to our legacy product candidates and technologies.

Takeda

In November 2006, we entered into the Takeda Collaboration Agreement with Takeda under which we agreed to discover and optimize therapeutic antibodies against multiple targets selected by Takeda.

Under the Takeda Collaboration Agreement, we were eligible to receive milestone payments of up to $20.8 million relating to TAK-079 (mezagitamab) and a 4% royalty on future sales of all products subject to this license. Our right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. Our right to receive royalties expires on the later of 13.5 years from the first commercial sale of each royalty-bearing discovery product or the expiration of the last-to-expire licensed patent (or 12 years from first commercial sale if there is significant generic competition post patent-expiration).

In February 2009, we expanded our existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems. We may receive milestones of up to $3.3 million per discovery product candidate and low single-digit royalties on future sales of all antibody products subject to this license. Our right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. Our right to royalties expires on the later of 10 years from the first commercial sale of such royalty-bearing discovery product or the expiration of the last-to-expire licensed patent.

The Company has received $7.8 million of milestone payments since the inception of the agreement. In December 2025, we amended the Takeda Collaboration Agreement in connection with the Takeda Revenue Share Agreement transaction. We are eligible to receive milestone payments of up to a total of $13.0 million, a 2% royalty on future sales relating to TAK-079 (mezagitamab) for the first ten years following first commercial sale, and a 0.5% royalty thereafter for the remainder of the royalty term under the Takeda Collaboration Agreement as amended.

Rezolute

In December 2017, we entered into the Rezolute License Agreement for the development and commercialization of ersodetug (RZ358), which was subsequently amended in 2018, 2019, and 2020. Under the license agreement, we may receive development and commercial milestone payments of up to an aggregate of $232.0 million based on achievement of pre-specified criteria and royalties ranging from the high single digits to the mid-teens based on annual net sales.

We have earned three milestone payments under the Rezolute License Agreement: (i) $2.0 million in January 2022 when Rezolute dosed the last patient in its Phase 2b clinical trial for ersodetug (RZ358), (ii) $5.0 million in April 2024 when Rezolute dosed the first patient in its Phase 3 clinical trial of ersodetug (RZ358), and (iii) $5.0 million in May 2025 when Rezolute dosed the last patient in its Phase 3 trial of ersodetug (RZ358).

In December 2025, Rezolute announced that the Phase 3 clinical study of ersodetug for the treatment of congenital hyperinsulinism ("HI") did not meet its primary and key secondary endpoints. The study demonstrated reductions from baseline in hypoglycemia events by self-monitored blood glucose at both ersodetug dose levels, but the reductions were not statistically significant compared to placebo, due to a pronounced study effect. Rezolute is currently undertaking extensive analysis of the data results and other endpoints. Rezolute expects to meet with the FDA prior to the end of the first quarter of 2026 under its Breakthrough Therapy Designation to determine next steps for the program.

Separately, Rezolute is evaluating ersodetug in a Phase 3, single-arm, open label study in up to 16 hospitalized participants for the treatment of tumor HI. Topline results of this study are anticipated in the second half of 2026.

Janssen

In August 2019, we entered into an agreement with Janssen pursuant to which we granted a non-exclusive license to Janssen to develop and commercialize certain product candidates, including our patents and know-how. Under the agreement, Janssen made a one-time payment of $2.5 million to us. Additionally, for each product candidate, we are entitled to receive milestone payments of up to $3.0 million upon Janssen's achievement of certain clinical development and regulatory approval milestones. Additional milestone payments may be due for product candidates which are the subject of multiple clinical trials. Upon commercialization, we are eligible to receive a 0.75% royalty on net sales of each product. Janssen's obligation to pay royalties with respect to a particular product and country will continue until the eighth-year-and-sixth-month anniversary of the first commercial sale of the product in such country. The agreement will remain in effect unless terminated by mutual written agreement.

In 2023, we earned a total of $1.5 million in milestone payments from Janssen, which included five milestone payments for IND filings and one milestone payment upon dosing of the first patient in a Phase 3 clinical trial evaluating one of Janssen's biologic assets. There were no milestone payments earned pursuant to this agreement in 2024 or 2025.

Arana, now Teva Pharmaceutical Industries

In September 2009, we entered into an antibody discovery collaboration with Arana, a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., involving multiple proprietary XOMA antibody research and development technologies, including a new antibody phage display library and a suite of integrated information and data management systems. Arana agreed to pay us a fee of $6.0 million. We may be entitled to future milestone payments, aggregating up to $3.0 million per product, and low single-digit royalties on product sales. Our right to milestone payments expires on the later of the receipt of payment from Arana of the last amount to be paid under the agreement, the cessation by Arana of the use of all research and development technologies or the cessation by Arana of the exercise of the patent rights granted to them. Our right to royalties expires five years from the first commercial sale of each royalty-bearing product.

AVEO

In April 2006, we entered into an agreement with AVEO to utilize our HE™ technology to humanize AV-299, AVEO's novel anti-HGF antibody, under which AVEO paid us an up-front license fee and development milestones. In addition, we will receive royalties on sales of products resulting from the agreement. Under the agreement, we created AV-299 production cell lines, conducted process and assay development, and performed Good Manufacturing Practices manufacturing activities. AVEO retains all development and commercialization rights to AV-299 and may be required to pay us annual maintenance fees, additional development milestone payments aggregating up to $4.5 million and low single-digit royalties on product sales in the future. Our right to milestone payments expires upon full satisfaction of all financial obligations of AVEO pursuant to the agreement. Our right to royalties expires on the later of 15 years from the first commercial sale of each royalty-bearing product or the expiration of the last-to-expire licensed patent.

In January 2023, AVEO was acquired by LG Chem. In January 2024, AVEO launched a Phase 3 clinical trial investigating ficlatuzumab plus cetuximab in patients with recurrent/metastatic HPV-negative head and neck cancer. In February 2026, AVEO announced the completion of the first interim analysis in this global Phase 3 study, which expects to enroll 410 to 500 patients, and expects to proceed with the 20mg/kg dose for the combination arm of the study.

In January 2026, AVEO announced that the first patient had been dosed in a Phase 1b/2 clinical trial evaluating ficlatuzumab in combination with azacitidine and venetoclax in patients that are 60 years of age or older with untreated acute myeloid leukemia (AML) through a Master Clinical Trial Collaboration Agreement with Blood Cancer United®, formerly the Leukemia & Lymphoma Society.

Novartis – Anti-CD40 Antibody

In February 2004, we entered into an exclusive, worldwide, multi-product collaboration agreement with Chiron to research, develop and commercialize multiple antibody product candidates for the treatment of cancer, and such agreement was replaced with the Chiron Collaboration Agreement entered into in May 2005. In 2006, Novartis closed its acquisition of Chiron at which time Novartis acquired Chiron's interest in the Chiron Collaboration Agreement, which was subsequently restructured in July 2008 and amended in April 2010, September 2015, and February 2018. The agreement was terminated in January 2025.

Stock Repurchase Program

In January 2024, the Board authorized our first stock repurchase program, which permits us to purchase up to $50.0 million of our common stock through January 2027. Under the program, we have discretion in determining the conditions under which shares may be purchased from time to time, including through transactions in the open market, in privately negotiated transactions, under plans compliant with Rule 10b5-1 under the Exchange Act, or by other means in accordance with applicable laws. The manner, number, price, structure, and timing of the repurchases, if any, will be determined at our sole discretion and repurchases, if any, depend on a variety of factors, including legal requirements, price and economic and market conditions, royalty and milestone acquisition opportunities, and other factors. The repurchase authorization does not obligate us to acquire any particular amount of our common stock. The Board may suspend, modify, or terminate the stock repurchase program at any time without prior notice.

As of December 31, 2025, we had purchased a total of 648,708 shares of our common stock pursuant to the stock repurchase plan for $16.1 million.

Competition

The biotechnology and pharmaceutical industries are subject to significant technological change. Some of the drugs our licensees or milestone and royalty partners are developing may compete with existing therapies or other product candidates in development by other companies. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish collaborative arrangements with our licensees' or royalty partners' competitors. There can be no assurance that developments by others, including, without limitation, the development of generics or biosimilars, will not render our licensees' or royalty partners' products or technologies obsolete or uncompetitive.

Additionally, our royalty aggregator model faces competition on at least two fronts. First, there are other companies, funds and other investment vehicles seeking to aggregate royalties or provide alternative financing to development-stage biotechnology and pharmaceutical companies. These competitor companies, funds and other investment vehicles may have a lower target rate of return, a lower cost of capital or access to greater amounts of capital and thereby may be able to successfully acquire assets that we are also targeting for acquisitions. Second, existing or potential competitors to our partners and licensees' products, particularly large pharmaceutical companies, may have greater financial, technical and human resources than our licensees. Accordingly, these competitors may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical studies and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products.

For a discussion of the risks associated with our competitive environment, refer to Part I, Item 1A, "Risk Factors."

Government Regulation and Environmental Matters

The research and development, manufacturing and marketing of pharmaceutical and biological products are subject to regulation by numerous governmental authorities in the U.S. and other countries. We and our partners and licensees, depending on specific activities performed, are subject to these regulations. In the U.S., pharmaceuticals and biological products are subject to regulation by both federal and various state authorities, including the FDA. The Federal Food, Drug and Cosmetic Act and, for biological products, the Public Health Service Act, govern the testing, manufacture, safety, efficacy, purity, potency, labeling, storage, recordkeeping, approval, reporting, tracking and tracing, importing and exporting, and advertising, marketing and promotion of pharmaceutical and biological products, and there are other comparable laws and regulations that apply at the state level. Further, various other state and federal healthcare laws and regulations, including the federal Anti-Kickback Statute, the federal False Claims Act and state and federal data privacy and security laws and regulations, may also apply. There are similar regulations in other countries as well. For both currently marketed products and product candidates in development, failure to comply with applicable regulatory requirements can, among other things, result in delays, the suspension of regulatory approvals, as well as possible civil and criminal sanctions. Development-stage product candidates in our portfolio require approval by the FDA before we will recognize any royalties from sales. In addition, changes in existing regulations could have a material adverse effect on us or our partners.

In the U.S., the EU and other significant or potentially significant markets for our portfolio and product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services. In the U.S., the volume of drug pricing-related legislation has dramatically increased in recent years. For example, Congress has enacted laws requiring manufacturers to refund the Centers for Medicare & Medicaid Services, or CMS, for certain discarded amounts of drugs from single-use vials beginning in 2023 and eliminating the existing cap on Medicaid rebate amounts beginning in 2024. Also, in August 2022 Congress enacted the IRA, which, among other things, requires the Department of Health and Human Services to negotiate Medicare prices for certain drugs, imposes an inflation-based rebate on Medicare Part B and D utilization, restructures the Medicare Part D benefit and increases manufacturer contributions in some or all of the Medicare Part D benefit phases. Moreover, since the start of the second Trump administration, the executive branch has sought to lower drug prices, including via an Executive Order that seeks to bring drug prices for U.S. patients in line with comparably developed nations. In addition, many state legislatures are considering, or have already passed into law, legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as requiring manufacturers to publicly report proprietary pricing information, creating review boards for prices to state agencies, and encouraging the use of generic drugs. In both the U.S. and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Further, many countries outside the U.S., including the EU member states, have established complex and lengthy procedures to obtain price approvals and coverage reimbursement and periodically review their pricing and reimbursement decisions. If any pricing-related regulation impacts products in our portfolio, it would result in lower royalties received by us.

We believe there are no significant compliance issues with laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have adversely affected, or are reasonably expected to adversely affect, our business, financial condition and results of operations, and we currently do not anticipate material capital expenditures arising from environmental regulation. We believe climate change could present risks to our business. Some of the potential impacts of climate change to our business include increased operating costs due to additional regulatory requirements and the risk of disruptions to our business. We do not believe these risks are material to our business at this time.

For a discussion of the risks associated with our compliance with government regulations, see Part 1, Item 1A, "Risk Factors."

Intellectual Property

Intellectual property is important to our business and our future income streams will depend in part on our partners and licensees' ability to obtain patents and to operate without infringing on the proprietary rights of others. We hold and have filed applications for a number of patents in the U.S. and internationally to protect our products and technology. We also have obtained or have the right to obtain licenses to, or income streams based on, certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and consistent policy regarding the breadth of allowed claims has not emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Accordingly, no assurance can be given that our, or our partners' or licensees' patents will afford protection against competitors with similar products or that others will not obtain patents claiming aspects similar to those covered by our, or our partners' or licensees' patent applications. Some of our agreements, or those of our partners or licensees, contain "step-down" provisions where the royalty rate is reduced following patent expiration or revocation. Furthermore, there can be no assurance that our royalties will expire when expected. Any reductions in the duration of royalties relative to our estimates may adversely affect our financial condition and results of operations. Below is a list of representative patents and patent applications related to our licensed programs:

Licensee	Program	Representative Patents/Applications	Subject Matter	Expected Last Expiration in Patent Family
Rezolute	Anti-INSR	US 9,944,698 US 12,371,488 EP 2 480 254 JP 5849050	Insulin receptor-modulating antibodies having the functional properties of RZ358	2030
		US 10,711,067 EP 3 265 491	Methods of treating or preventing post-prandial hypoglycemia after gastric bypass surgery using a negative modulator antibody to the insulin receptor	2036
		WO2023225657* RZ358 formulations		2043
Ology Bioservices	Anti-BoNT	US 8,821,879 EP 2 473 191	Coformulations of anti- botulinum neurotoxin antibodies	2030
Various	Phage display libraries	US 8,546,307 EP 2 344 686	XOMA phage display library components	2032
AVEO	Anti-HGF	US 7,649,083**	Human-Engineered anti-HGF antibodies and uses thereof	2028
Alexion	Anti-PTH1R	US 10,519,250 EP 3 490 600	Parathyroid Hormone Receptor 1 Antibodies and Uses Thereof	2037

Licensee	Program	Representative Patents/Applications	Subject Matter	Expected Last Expiration in Patent Family
Day One	OJEMDA	US 8,293,752*** US 8,802,657*** US 9,556,177*** US 9,920,048*** EP3231798*** EP2167489***	Compositions of matter and methods of use of tovorafenib	2031
Janssen	JNJ-89853413	US 10,501,540# US 11,384,145# EP 3 129 404#	Immunoglobulins binding human Vγ9 Vδ2 T cell receptors	2034
		WO2021052995#	Treatment of cancer comprising administration of vgamma9vdelta2 t cell receptor binding antibodies	2039
Pfizer	PF-08046052	WO2022122973#	Antibodies that bind gamma-delta t cell receptors	
		WO2023242320#	Compositions comprising antibodies that bind gamma-delta t cell receptors	
Moderna	Lipid nanoparticles			

* Jointly owned with Rezolute, Inc.
** Jointly owned with AVEO Pharmaceuticals, Inc.
*** Jointly owned with Day One Biopharmaceuticals, Inc.
# Owned by LAVA Therapeutics New TopCo B.C

If certain patents issued to others are upheld or if certain patent applications filed by others are issued and upheld, our partners and licensees may require certain licenses from others to develop and commercialize certain potential product candidates incorporating our technology. There can be no assurance that such licenses, if required, will be available on acceptable terms, if at all. If such licenses are obtained, our partners and licensees may be able to deduct some or all of the costs from the royalties they owe to us.

We seek to protect our proprietary information, in part, by confidentiality agreements with our employees, consultants and partners. These parties may breach these agreements, and we may not have adequate remedies for any breach. To the extent that we or our consultants or partners use intellectual property owned by others, we may have disputes with our consultants or partners or other third parties as to the rights in related or resulting know-how and inventions.

Concentration of Risk

Our business model is dependent on third parties achieving specified development milestones and product sales. Our portfolio currently includes partner funded programs from which we could potentially receive royalties or other payments if the programs achieve marketability. A large percentage of the calculated net present value of our portfolio is represented by a limited number of products. The failure of any one of these products to move forward in clinical development or commercialization may have a material adverse effect on our financial condition and results of operations.

Corporate Information

We were incorporated in Delaware in 1981 and redomiciled as a Bermuda-exempted company in December 1998. Effective December 2011, we redomiciled from Bermuda to Delaware and changed our name from XOMA Ltd. to XOMA Corporation. Effective July 2024, the name XOMA Corporation was changed to XOMA Royalty Corporation. The Company was reincorporated from Delaware to Nevada in May 2025.

Our principal executive offices are located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Our telephone number at our principal executive offices is (510) 204-7200. Our website address is www.xoma.com. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

Employees

We rely on a small number of skilled, experienced, and innovative employees to conduct our operations. As of March 11, 2026, we employed 14 full-time employees who were primarily engaged in executive, business development, legal, finance and administrative positions. We also utilize independent contractors and consultants to supplement our workforce.

Item 1A. RISK FACTORS

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information included in this Annual Report. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity and stock price. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. The risks and uncertainties described below are not the only ones we face. Our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our business. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

Risks Related to our Royalty Aggregator Strategy

Our acquisitions of potential future royalty and/or milestone payments may not produce anticipated revenues or income and/or may be negatively affected by a default or bankruptcy of the licensor(s) or licensee(s) under the applicable license agreement(s) covering such potential royalties and/or milestones, and if such transactions are secured by collateral, we may be, or may become, under-secured by the collateral or such collateral may lose value and we will not be able to recuperate our capital expenditures associated with the acquisition.

We routinely review opportunities to acquire future royalties, milestone payments and other payments related to drug development and sales as part of our royalty aggregator strategy or to acquire companies that hold royalty assets. Generally, at any time, we seek acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, and technical, financial and other confidential information and assist with the submission of indications of interest and involvement as a bidder in competitive auctions. Many potential acquisition targets do not meet our criteria, and for those that do, we may face significant competition for these acquisitions from other royalty buyers and enterprises. These unsuccessful attempts to acquire new royalties could result in significant costs to us, could hurt our reputation and divert management and financial resources. Competition for future asset acquisition opportunities in our markets could increase the price we pay for such assets and could reduce the number of potential acquisition targets. The success of our acquisitions is based on our ability to make accurate assumptions regarding the valuation, probability, timing and amount of potential future royalty and milestone payments, as well as the viability of the underlying technology and intellectual property. The failure of any of these acquisitions to produce anticipated revenues may materially and adversely affect our financial condition and results of operations.

Some of these acquisitions may expose us to credit risk in the event of a default by or bankruptcy of the licensor(s) or licensee(s) that are parties to the applicable license agreement(s) covering the potential milestone and royalty streams being acquired. In addition, recent volatility in the capital markets, including financial institution instability, may limit our licensees or royalty-agreement counterparties' (or their licensees') ability to access additional funding. While we generally try to structure our receipt of potential milestone and royalty payments to minimize the risk associated with such a default or bankruptcy, there can be no assurance that any such default or bankruptcy will not adversely affect our ability to receive future potential royalty and/or milestone payments. To mitigate this risk, on occasion we may obtain a security interest as collateral in such royalty, milestone and other payments. Our credit risk in respect of such counterparty may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount we are due pursuant to the terms of the agreements covering the particular assets. This could occur in circumstances where the original collateral was not sufficient to cover a complete loss (e.g., our interests were only partially secured) or may result from the deterioration in value of the collateral, so that, in either such case, we are unable to recuperate our full capital outlay. Any such losses resulting therefrom could materially and adversely affect our financial condition and results of operations.

As we acquire and invest in companies that hold royalty assets, we may not realize the expected business or financial benefits and the acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the market value of our common stock.

Additionally, we may not be able to complete or realize the expected business or financial benefits from our potential acquisitions or investments in companies that hold royalty assets, including our acquisitions of Kinnate, Pulmokine, HilleVax, and LAVA. Acquisitions and other similar transactions, arrangements and investments involve numerous risks and could create unforeseen operating difficulties and expenditures, including:

- the possibility that competing offers will be made;

- potential failure to successfully complete the acquisition or transaction in a timely manner, or at all, which may in turn, adversely affect us or our target's business and the price of us or their respective common stock;

- potential failure to achieve the expected benefits on a timely basis or at all;

- our ability to integrate the acquired assets into our business;

- brand or reputational harm associated with our strategic investments or acquired companies;

- challenges converting the acquired company's revenue recognition policies and forecasting the related revenues;

- division of financial and managerial resources from existing operations;

- challenges entering into new markets in which we have little or no experience or where competitors may have stronger market positions;

- difficulties and strain on resources in integrating acquired operations, technologies, assets and personnel;

- regulatory challenges from antitrust or other regulatory authorities that may block, delay or impose conditions (such as divestitures, ownership or operational restrictions or other structural or behavioral remedies) on the completion of transactions or the integration of acquired operations;

- failure to fully assimilate, integrate or retrain acquired employees, which may lead to retention risk with respect to both key acquired employees and our existing key employees or disruption to existing teams;

- inability to generate sufficient revenue or income to offset acquisition or investment costs;

- challenges with the acquired company's customers, partners, and licensees, including the inability to maintain such relationships and changes to perception of the acquired business as a result of the acquisition;

- potential for acquired products to impact the profitability of existing products;

- unanticipated expenses related to acquired assets or its integration into our business;

- known and potential unknown liabilities associated with the acquired businesses, including due to litigation;

- difficulties in and financial costs of addressing acquired compensation structures inconsistent with our compensation structure;

- additional stock-based compensation issued or assumed in connection with the acquisition, including the impact on stockholder dilution and our results of operations;

- ineffective or inadequate controls, procedures and policies at the acquired company; and

- the tax effects of any such acquisitions including related integration and business operation changes, and assessment of the impact on the realizability of our future tax assets or liabilities.

Any of these risks could harm our business or negatively impact our results of operations. In addition, to facilitate acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, which may affect our ability to complete subsequent acquisitions or investments, and which may affect the risks of owning our common stock. For example, if we finance acquisitions by issuing equity or convertible or other debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligation related to, the incurrence of indebtedness that could affect the market price of our common stock.

We may seek to expand our market opportunity by acquiring securities issued by other companies, including biopharmaceutical companies. The value of these securities may fluctuate and may depreciate. Additionally, in many cases, we will not control the companies in which we acquire securities, and as a result, we may have limited ability to determine management, operational decisions or policies. These transactions may face risks, uncertainties and liabilities that our due diligence may fail to discover, that are not disclosed to us, or that we inadequately assess. In addition, as a result of our activities, we may receive material non-public information about other companies, and we may be delayed or prevented from selling securities of those companies when we would otherwise choose to do so, and such delay or prohibition may result in a loss or reduced gain on such securities.

Many of our potential royalty acquisitions may be associated with product candidates that are in clinical development and have not yet been commercialized. To the extent that such products are not successfully developed and commercialized, our financial condition and results of operations may be negatively impacted. Acquisitions of potential royalties associated with development stage biopharmaceutical product candidates are subject to a number of additional uncertainties.

As part of our royalty aggregator strategy, we may continue to purchase future potential milestone and royalty streams associated with product candidates which are in clinical development and have not yet received marketing approval by any regulatory authority or been commercialized. There can be no assurance that the FDA, the EMA or other regulatory authorities will approve such products or that such products can be brought to market on a timely basis or at all, or that the market will be receptive to such products. To the extent that any such product candidates are not successfully developed and subsequently commercialized, the value of our acquired potential milestone and royalty streams may be negatively affected. The ultimate success of our royalty aggregator strategy depends on our ability to properly identify and acquire high quality products and the ability of the applicable counterparty to innovate, develop and commercialize their products in increasingly competitive and highly regulated markets. Their inability to do so may negatively affect potential royalty and/or milestone payments. In addition, we are dependent, to a large extent, on third parties to enforce certain rights for our benefit, such as prosecution, maintenance and protection of a patent estate, adequate reporting and other protections, and their failure to do so could negatively impact our financial condition and results of operations.

If the FDA, the EMA or other regulatory authority approves a development-stage product candidate that generates our royalty, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market, which could negatively impact potential royalty and/or milestone payments.

In addition, the developers of these development-stage product candidates may not be able to raise additional capital to continue their discovery, development and commercialization activities, which may cause them to delay, reduce the scope of, or eliminate one or more of their clinical trials or research and development programs, if such programs are continued at all. If other product developers introduce and market products that are more effective, safer, less invasive or less expensive than the relevant products that generate our royalties, or if such developers introduce their products prior to the competing products underlying our royalties, such products may not achieve commercial success and thereby result in reduced royalties or losses.

Further, the developers of such products may not have sales, marketing or distribution capabilities. If no sales, marketing or distribution arrangements can be made on acceptable terms or at all, the affected product may not be able to be successfully commercialized, which may result in a loss for us. Losses from such assets could have a material adverse effect on our business, financial condition and results of operations.

We intend to continue to pursue, and may expand, this strategy of acquiring development-stage product candidates. While we believe that we can reasonably evaluate the likelihood of a development-stage product candidate's achievement of regulatory approval and potential sales, there can be no assurance that our assumptions, estimates, forecasts and expectations will prove correct. We may have limited information concerning the intellectual property or products generating the royalties we are evaluating for acquisition and therefore, there may be material information that relates to such intellectual property products that we do not have. In addition, market data that we obtain may also prove to be incomplete or incorrect. In addition, there can be no assurance that regulatory authorities will approve such development-stage product candidates, that such development-stage product candidates will be brought to market on a timely basis or at all, or that such products will achieve commercial success. Any of these factors could have a material effect on our business, financial condition and results of operations.

Actual or threatened epidemics, pandemics, outbreaks of disease, or other public health crises have in the past, and may in the future, adversely affect us and our licensees or royalty-agreement counterparties or their licensees, which could cause delays or elimination of our receipts of potential milestones and royalties under our licensing or royalty and milestone acquisition arrangements.

Actual or threatened epidemics, pandemics, outbreaks of disease, or other public health crises have in the past and may in the future adversely impact us, our licensees or royalty-agreement counterparties or their licensees, which have in the past and could in the future, cause delays, suspensions or cancellations of their drug development efforts including, without limitation, their clinical trials, which would correspondingly delay, suspend or negate the timing of our potential receipts of milestones and royalties under our out-licensing or royalty acquisition agreements. These disruptions to our licensees or RPA counterparties or their licensees could include, without limitation:

- delays or difficulties in recruiting and enrolling new patients in their clinical trials;

- delays or difficulties in clinical site initiation;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as their clinical trial sites and hospital staff supporting the conduct of their clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring patient dosing and data analysis;

- limitations in employee resources that would otherwise be focused on the conduct of their clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

- interruption in global shipping that may affect the transport of clinical trial supplies and materials;

- potential refusal by the FDA to accept data, including from clinical trials in affected geographies or failure to comply with updated FDA guidance and expectations related to the conduct of clinical trials during pandemics;

- other delays in the development of product candidates underlying our biopharmaceutical assets;

- delays in receiving approval from the FDA, the EMA and other U.S. and foreign federal, state and local regulatory authorities to initiate their planned clinical trials or to market their products; and

- difficulty accessing capital or credit markets on favorable terms, if at all, which could affect our ability to fund our business operations.

Risks Related to our Industry

Biopharmaceutical products are subject to sales risks.

Biopharmaceutical product sales may be lower than expected due to a number of reasons, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, including lack of acceptance by healthcare programs or insurance plans, changes in our licensees' or royalty-agreement counterparties' strategic priorities, obsolescence, loss of patent protection, government regulations or other factors, and development-stage product candidates may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals, declining sales or litigation. As a result, payments of our future potential milestones and/or royalties may be reduced or cease. In addition, these potential payments may be delayed, causing our near-term financial performance to be weaker than expected.

Biopharmaceutical products are subject to substantial competition.

The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product's commercial life cannot be predicted with certainty. There can be no assurance that one or more products on which we are entitled to a potential milestone or royalty will not be rendered obsolete or non-competitive by new or alternate products or improvements made to existing products on which we are not entitled to a potential milestone or royalty, either by the current marketer of such products or by another marketer. Current marketers of products may undertake these development efforts in order to improve their products or to avoid paying our royalty. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which generate our potential milestones and royalties.

Competitive factors affecting the market position and success of each product may include:

- effectiveness;

- safety and side effect profile;

- price, including third-party insurance reimbursement policies;

- timing and introduction of the product;

- effectiveness of marketing and commercialization strategy and execution;

- market acceptance;

- manufacturing, supply and distribution;

- intellectual property protections;

- governmental regulation, including price caps;

- availability of lower-cost generics and/or biosimilars;

- treatment innovations that eliminate or minimize the need for a product; and

- product liability claims.

Biopharmaceutical products that have the potential to generate future milestones and royalties for us may be rendered obsolete or non-competitive by new or alternative products, including generics and/or biosimilars, improvements on existing products, more effective marketing or commercialization, or governmental or regulatory action. In addition, biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, which may cause products on which we have a milestone or royalty rights to become obsolete. These developments could have a material adverse effect on the sales of the biopharmaceutical products that have potential to generate our milestones and royalties, and consequently could materially adversely affect our business, financial condition and results of operations.

We depend on our licensees and royalty-agreement counterparties (and their licensees) for the determination of royalty and milestone payments. While we typically have primary or back-up rights to audit our licensees and royalty-agreement counterparties (and their licensees), our independent auditors may have difficulty determining the correct royalty calculation, we may not be able to detect errors and payment calculations may call for retroactive adjustments. We may have to exercise legal remedies, if available, to resolve any disputes resulting from any such audit.

The royalty, milestone and other payments we may receive are dependent on our licensees and royalty agreement counterparties and their licensees' achievement of regulatory and developmental milestones and product sales. Each licensee's calculation of the royalty payments is subject to and dependent upon the adequacy and accuracy of its sales and accounting functions, and errors may occur from time to time in the calculations made by a licensee and/or a licensee may fail to report the achievement of royalties or milestones in whole or in part. Our license and royalty agreements typically provide us the primary or back-up right to audit the calculations and sales data for the associated royalty payments; however, such audits may occur many months following our recognition of the royalty revenue or income, may require us to adjust our royalty revenues or income in later periods and may require expense on our part. Further, our licensees and royalty-agreement counterparties (and their licensees) may be uncooperative or have insufficient records, which may complicate and delay the audit process.

Although we intend to exercise our royalty audit rights as necessary and to the extent available, we rely in the first instance on our licensees and royalty-agreement counterparties (and their licensees) to accurately report the achievement of milestones and royalty sales and calculate and pay applicable milestones and royalties and, upon exercise of such royalty and other audit rights, we rely on licensees' and royalty-agreement counterparties' (and their licensees') cooperation in performing such audits. In the absence of such cooperation, we may be forced to incur expenses to exercise legal remedies, if available, to enforce our agreements.

The lack of liquidity of our acquisitions of future potential milestones and royalties may adversely affect our business and, if we need to sell any of our acquired assets, we may not be able to do so at a favorable price, if at all. As a result, we may suffer losses.

We generally acquire milestone and royalty rights that have limited secondary resale markets and may be subject to transfer restrictions. The illiquidity of most of our milestone and royalty receivable assets may make it difficult for us to dispose of them at a favorable price if at all and, as a result, we may suffer losses if we are required to dispose of any or all such assets in a forced liquidation or otherwise. In addition, if we liquidate all or a portion of our potential future milestone and/or purchased royalty stream interests more quickly than planned or in connection with a forced liquidation, we may realize significantly less than the value we anticipate or at which we had previously recorded these interests.

Our royalty aggregator strategy may require that we register with the SEC as an "investment company" in accordance with the Investment Company Act of 1940.

The rules and interpretations of the SEC and the courts relating to the definition of "investment company" are very complex. We do not believe we are an "investment company" under applicable SEC rules, and we currently intend to conduct our operations so as not to be considered an "investment company." In particular, on an unconsolidated basis, we believe that less than 40% of our total assets (less any cash items or holdings in U.S. government securities) currently consist of holdings in "investment securities." This conclusion is largely dependent on our analysis that XOMA (US) LLC, our primary subsidiary, is not an investment company in reliance on the exclusion from the definition of an investment company provided in Section 3(c)(5)(A) of the '40 Act, as interpreted by the staff of the SEC in a no-action letter issued to Royalty Pharma plc on August 13, 2010. Nevertheless, we can provide no assurance that the SEC will not take the position that we are required to register under the '40 Act and comply with the '40 Act's registration and reporting requirements, capital structure requirements, affiliate transaction restrictions, conflict of interest rules, requirements for disinterested directors, and other substantive provisions. We intend to continue to monitor our assets and income for compliance under the '40 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of "investment company" or such that we qualify under one of the exemptions or exclusions provided by the '40 Act and related SEC regulations. However, if we were to be considered an "investment company" and become subject to the restrictions of the '40 Act, those restrictions likely would require significant changes in the way we do business and add significant administrative costs and burdens to our operations. Additionally, we may need to take various actions which we might otherwise not pursue in order to not come within scope of the '40 Act. These actions may include, among others, restructuring the Company and/or modifying our mixture of assets and income or a liquidation of certain of our assets.

Our licensees or royalty-agreement counterparties or their licensees could be subject to natural disasters, public health crises, political crises and other catastrophic events that could hinder or disrupt development efforts.

We depend on our licensees and royalty-agreement counterparties and their licensees to successfully develop and commercialize product candidates for which we may receive milestone, royalty and other payments in the future. Our licensees and royalty-agreement counterparties and their licensees operate research and development efforts in various locations in the U.S. and internationally. If any of their facilities or operations are affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods, monsoons or wild fires; public health crises, such as pandemics and epidemics; geopolitical instability; changes in trade policies, including tariffs or other trade restrictions or the threat of such actions; crises such as terrorism, war, or political instability; labor disputes or strikes; other conflict, including the ongoing conflict in Ukraine, conflict in the Middle East and surrounding areas and rising tensions between China and Taiwan; or other events outside of their control, their research and development efforts could be disrupted, which could result in the delay or discontinuation of development of one or more of the product candidates in which we have rights to future milestone and/or royalty payments which could have a material adverse effect on our business, results of operations and prospects.

In addition, the current U.S. Presidential administration has pursued changes to various regulatory policies from prior administrations. As a result, there is uncertainty as to how these and other potential legal and regulatory changes may impact the business of our licensees or royalty-agreement counterparties or their licensees. For example, President Trump has pledged to impose tariffs on pharmaceuticals and other products, some of which have already started to be implemented.

These tariffs and retaliatory measures taken by other nations in response may adversely impact the business of our licensees or royalty-agreement counterparties or their licensees.

Because many of the companies with which we do business also are in the biotechnology industry, the volatility of that industry can affect us indirectly as well as directly.

The same factors that affect us directly also can adversely affect us indirectly by affecting the ability of our partners and others with whom we do business to meet their obligations to us and reduce our ability to realize the value of the consideration provided to us by these other companies in connection with their licensing of our products.

Risks Related to our Financial Results and Capital Requirements

We have sustained losses in the past, and we may sustain losses in the future.

We generated net income of $31.7 million and cash flows from operations of $2.9 million for the year ended December 31, 2025; however, we have historically incurred significant operating losses and negative cash flows from operations since our inception. As of December 31, 2025, we had an accumulated deficit of $1.2 billion. We do not know whether we will achieve sustained profitability or whether cash flows from future operations will be sufficient to meet our needs.

To date, we have financed our operations primarily through the sale of equity securities and debt and royalty interests, and payments received under our collaboration and licensing arrangements. Our results of operations depend, in part, on the rate of our future expenditures and our and our partners' ability to generate revenues. If our partners' product candidates are not successfully developed or commercialized, or if revenues are insufficient following regulatory approval, we may not achieve sustained profitability and our business may fail. Our ability to achieve sustained profitability is dependent in large part on the success of our and our partners' ability to license product candidates, and the success of our partners' development programs, both of which are uncertain. Our success is also dependent on our partners' obtaining regulatory approval to market product candidates which may not materialize or prove to be successful.

Unstable market and macroeconomic conditions, including adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, may have adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced and may continue to experience volatility, including as a result of market and macroeconomic conditions, international disputes, significant natural disasters (including as a result of climate change), changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotechnology industries), tighter credit, high interest rates, and economic inflation, which may impact liquidity and credit availability, consumer confidence, economic growth or recession, high inflation, uncertainty about economic stability and unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of geopolitical instability, including military conflict, acts of terrorism or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts, including the one in Ukraine and the Middle East, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could heighten market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our royalty aggregator strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. Failure to secure any necessary financing in a timely manner could have a material adverse effect on our growth strategy, financial performance and stock price.

In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank, Signature Bank and Silvergate Capital Corp. were each swept into receivership.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally. Our cash held in non-interest-bearing and interest-bearing accounts exceeds the FDIC insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. For example, while the FDIC announced after it took control of Silicon Valley Bank on March 10, 2023 that account holders would be made whole, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on our ability to pay our operational expenses or make other payments, which could adversely affect our business.

Our royalty aggregator strategy may require us to raise additional funds to acquire milestone and royalty interests; we cannot be certain that funds will be available or available at an acceptable cost of capital, and if they are not available, we may be unsuccessful in acquiring milestone and royalty interests to sustain the business in the future.

We may need to commit substantial additional funds to continue our business, and we may not be able to obtain sufficient funds on acceptable terms, if at all. If the current equity and credit markets deteriorate, it may make any additional debt or equity financing more difficult and more costly. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us and/or result in dilution to our stockholders, including pursuant to our 2025 Common Stock ATM Agreement, and to our 2025 Series B Preferred Stock ATM Agreement. If we raise additional funds through licensing arrangements with third parties, we may be required to relinquish some rights to our technologies or our product candidates, grant licenses on terms that are not favorable to us or enter into a license arrangement for a product candidate at an earlier stage of development or for a lesser amount than we might otherwise choose. If we raise additional funds through borrowings, we have in the past and may in the future repay the principal and interest of the loan from certain of our royalty payments and/or use our royalties as collateral for such borrowings. For example, on December 15, 2023, we, through XRL, a newly formed, wholly-owned subsidiary, entered into a non-dilutive, non-recourse, royalty-backed loan for up to $140.0 million of capital with certain funds managed by the credit platform of Blue Owl Capital Inc. In the event of a default under such secured borrowings, one or more of our creditors or their assignees could obtain control of certain of our royalties and, in the event of a distressed sale, these creditors could dispose of these royalties for significantly less value than we could realize for them.

If adequate funds are not available on a timely basis, we may:

- reduce or eliminate royalty aggregation efforts;

- further reduce our capital or operating expenditures;

- curtail our spending on protecting our intellectual property; or

- take other actions which may adversely affect our financial condition or results of operations.

Changes in the potential royalty acquisition market, including its structure, participants, growth rate, level of competition or financing methods, or a reduction in the growth of the biopharmaceutical industry, could lead to diminished opportunities for us to acquire potential milestones and royalties, fewer potential milestones and royalties (or potential milestones or royalties of significant scale) being available, or increased competition for potential royalties. Even if we continue to acquire potential royalties and they become actual royalties, they may not generate a meaningful return for a period of several years, if at all, due to the price we pay for such royalties or other factors, such as the underlying products, or intellectual property, other competitive products, market conditions, or the structure of the transaction. As a result, we may not be able to continue to acquire potential milestones and royalties as we have in the past, or at all.

We have an obligation to pay quarterly dividends to holders of our Series A Preferred Stock and Series B Preferred Stock, which we expect to be an on-going expenditure for us and may limit our ability to borrow additional funds.

Holders of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year). Dividends on the Series A Preferred Stock accumulate and are cumulative from, and including, the date of original issuance by us of the Series A Preferred Stock. Dividends are payable in arrears on or about the 15th day of January, April, July and October. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series A Preferred Stock. As of December 31, 2025, shares of Series A Preferred Stock were redeemable at our option, in whole or in part, at redemption prices ranging from $25.25 per share to $25.00 per share, plus any accrued and unpaid dividends, depending on the date of redemption.

Holders of depositary shares representing interests in our Series B Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share of Series B Preferred Stock or $2.09375 per year per depositary share). Dividends on the Series B Preferred Stock accumulate and are cumulative from, and including, the date of original issuance by us of the Series B Preferred Stock. Dividends are payable in arrears on or about the 15th day of January, April, July and October. As of December 31, 2025, shares of Series B Preferred Stock were redeemable at our option, in whole or in part, at redemption prices ranging from $25,500.00 per share ($25.50 per depositary share) to $25,000.00 per share ($25.00 per depositary share), plus any accrued and unpaid dividends, depending on the date of redemption.

The payment of cash dividends and share repurchases is subject to limitations under applicable laws and the discretion of our Board after considering current conditions, including earnings, other operating results and capital requirements. Further, our continued obligation to pay dividends to the holders of our Series A Preferred Stock and depositary shares representing interests in Series B Preferred Stock could restrict us from additional borrowings or make them more costly.

The holders of preferred stock have rights that are senior to those of our common stockholders.

As of December 31, 2025, we had 984,000 shares of Series A Preferred Stock issued and outstanding with a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared). Additionally, as of December 31, 2025, we had 1,760,500 depositary shares issued and outstanding, each representing a 1/1000th fractional interest in a share of our Series B Preferred Stock with a liquidation preference of $25,000 per share of Series B Preferred Stock ($25.00 per depositary share), plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared). Our preferred stock is senior to our shares of common stock in right of payment of dividends and other distributions. In the event of our bankruptcy, dissolution or liquidation, the holders of our preferred stock must be satisfied before any distributions can be made to our common stockholders.

Information available to us about the intellectual property or biopharmaceutical products underlying the potential royalties we buy may be limited and therefore our ability to analyze each product and its potential future cash flow may be similarly limited.

We may have limited information concerning the intellectual property or products generating the future potential milestones and royalties we are evaluating for acquisition. The information we have regarding intellectual property or products underlying a potential milestone or royalty may be limited to the information that is available in the public domain. Therefore, there may be material information that relates to such intellectual property or products that we would like to know but do not have and may not be able to obtain. For example, we do not always know the results of studies conducted by sponsors of the products or others or the nature or number of any complaints from doctors or users of such products or the nature or number of adverse effects of such products. In addition, the market data that we obtain independently may also prove to be incomplete or incorrect. Due to these and other factors, the actual cash flow from a potential royalty may be significantly lower than our estimates.

Our future income is dependent upon numerous potential milestone and royalty-specific assumptions and, if these assumptions prove to be inaccurate, we may not achieve our expected rates of returns.

Our business model is based on multiple-year internal and external forecasts regarding potential product sales and numerous product-specific assumptions in connection with each potential milestone and royalty acquisition, including in circumstances where we have limited information regarding the product. There can be no assurance that the assumptions underlying our financial models, including those regarding potential product sales or competition, patent expirations, exclusivity terms or license terms or terminations for the products underlying our portfolio, are accurate. These assumptions involve a significant element of subjective judgment and may be and in the past have been adversely affected by post-acquisition changes in market conditions and other factors affecting the underlying product, such as uncertainties around the patent estate and the terms of the license agreement, as well as the development, labeling, regulatory approval, commercialization, manufacturing and supply of product candidates. Our assumptions regarding the financial stability or operational or marketing capabilities of the partner obligated to pay us potential royalties may also prove to be incorrect. Due to these and other factors, the assets in our current portfolio or future assets may not generate our projected returns or in the time periods we expect. This could negatively impact our business, financial condition, or results of operations for a given period.

Reductions or declines in income from potential milestones and royalties, or significant reductions in potential milestone or royalty payments compared to expectations, or impairments in the value of potential milestones and royalties acquired, could have a material adverse effect on our financial condition and results of operations.

The amount and duration of a royalty varies on a country-by-country basis and depends on a number of factors, such as payments to third party licensors, whether the product is sold singly or in combination, patent expiration dates, regulatory exclusivity, years from first commercial sale of the applicable product candidate, the entry of competing generic or biosimilar products, or other terms set out in the contracts governing the royalty. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen positive or negative developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, claims of patent misuse, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing of the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations. If an unexpected reduction in a royalty amount or shortening of a potential royalty term were to occur, it could result in a reduction in potential income from milestones and royalties, a significant reduction in potential milestones and royalty payments compared to expectations, or a permanent impairment of such potential milestones and royalty payments.

A large percentage of the calculated net present value of our portfolio is represented by a limited number of products. The failure of any one of these products to move forward in clinical development or commercialization may have a material adverse effect on our financial condition and results of operations.

Our asset portfolio is not fully diversified by product, therapeutic area, geographic region or other criteria. Any significant deterioration in the amount or likelihood of receipt of potential cash flows from the top products in our asset portfolio could have a material adverse effect on our business, financial condition and results of operations. For example, after a series of discontinued studies of iscalimab since September 2021, we and Novartis terminated the iscalimab license agreement. Further in July 2023, Novartis announced that it would discontinue its Phase 3 trial investigating NIS793 in first-line metastatic pancreatic ductal adenocarcinoma and in August 2023, Novartis communicated to us that it would discontinue development activities related to NIS793 and would cease enrolling patients in the remaining active clinical studies. This, and any future deterioration in cash flows from the top products in our asset portfolio, could adversely affect our business and financial conditions.

In addition, should the payor of any future potential milestones or royalties decline to pay such potential milestones and royalties for any reason, such failure may result in a material adverse effect on our financial condition and results of operations.

The royalties that we acquire may fall outside the biopharmaceutical industry, and any such assets, and the cash flows therefrom, may not resemble the assets in our current portfolio.

We have discretion as to the types of assets that we may acquire. While we expect to acquire assets that primarily fall within the biopharmaceutical industry, we are not obligated to do so and may acquire other types of assets that are peripheral to or outside of the biopharmaceutical industry. Consequently, our asset acquisitions in the future, and the cash flows from such assets, may not resemble those of the assets in our current portfolio. There can be no assurance that assets acquired in the future will have returns or risk profiles similar to the returns or risk profiles expected of the assets in our current portfolio or be profitable at all.

Risks Related to Our Milestone and Royalty Streams

We may not be able to successfully identify and acquire potential milestone and royalty streams on other products, product candidates, programs, or other companies to grow and diversify our business, and, even if we are able to do so, we may not be able to successfully manage the risks associated with integrating any such products, product candidates, programs or companies into our business or we may otherwise fail to realize the anticipated benefits of these acquisitions.

To grow and diversify our business, we plan to continue our business development efforts to identify and seek to acquire potential milestone and royalty streams or companies and/or to in-license rights to potential products, product candidates, and programs. Future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources, personnel, and experience than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with such acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, indemnification and risk allocation, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess or are otherwise unable to mitigate or prevent. Any failure in identifying and managing these risks and uncertainties could have a material adverse effect on our business. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or that a product fails to reach its forecasted commercial potential or that the integration of a product, product candidate, program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties could have a material adverse effect on our business.

If our potential royalty providers' therapeutic product candidates do not receive regulatory approval, our potential royalty providers will be unable to market them.

Our potential royalty providers' product candidates cannot be manufactured and marketed in the U.S. or any other country without required regulatory approvals. The U.S. government and governments of other countries extensively regulate many aspects of our partners' product candidates, including:

- clinical development and testing;

- manufacturing;

- labeling;

- storage;

- record keeping;

- promotion and marketing; and

- importing and exporting.

In the U.S., the FDA regulates pharmaceutical products under the FDCA and other laws, including, in the case of biologics, the Public Health Service Act.

Initiation of clinical trials requires approval by health authorities. Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with the requirements of the FDA and International Conference on Harmonization Good Clinical Practices and the European Clinical Trials Directive, as applicable, under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Other national, foreign and local regulations also may apply. The developer of the drug must provide information relating to the characterization and controls of the product before administration to the patients participating in the clinical trials. This may require developing authorized assays of the product to test before administration to the patient and during the conduct of the trial. In addition, developers of pharmaceutical products must provide periodic data regarding clinical trials to the FDA and other health authorities, and these health authorities may issue a clinical hold upon a trial if they do not believe, or cannot confirm, that the trial can be conducted without unreasonable risk to the trial participants.

The results of the preclinical studies and clinical testing, together with chemistry, manufacturing and controls information, are submitted to the FDA in the form of an NDA for a drug, and in the form of a BLA for a biological product, and similar submissions to other foreign health authorities, requesting approval to commence commercial sales. In responding to an NDA or BLA or similar submission, the FDA or foreign health authorities may grant marketing approvals determining that the product is safe and effective, or in the case of a biologic, safe, pure, and potent, for its intended use, request additional information or further research, or deny the application if they determine the application does not satisfy regulatory approval criteria. Regulatory approval of an NDA, BLA, or supplement, or a similar submission to other foreign health authorities, is never guaranteed. The approval process can take several years, is extremely expensive and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Our potential royalty providers ultimately may not be able to obtain approval in a timely fashion or at all.

The FDA and foreign health authorities have substantial discretion in the drug and biologics approval processes. Despite the time and expense incurred, failure can occur at any stage, and our potential development partners could encounter problems that cause abandonment of clinical trials or cause them to repeat or perform additional preclinical, clinical or manufacturing-related studies.

Changes in the regulatory approval policy during the development period, changes in, or the enactment of additional regulations or statutes, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application.

The FDA and other regulatory agencies have substantial discretion in both the product approval process and manufacturing facility approval process, and as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA or other regulatory agencies will be satisfied with our licensees' submissions or whether the FDA or other regulatory agencies will raise questions that may be material and delay or preclude product approval or manufacturing facility approval. In light of this discretion and the complexities of the scientific, medical and regulatory environment, our or our potential royalty providers' interpretation or understanding of the FDA's or other regulatory agencies' requirements, guidelines or expectations may prove incorrect, which also could delay further or increase the cost of the approval process.

Our potential milestone and royalty providers face uncertain results of clinical trials of product candidates.

Drug development has inherent risk, and our potential milestone and royalty providers are required to demonstrate through adequate and well-controlled clinical trials that product candidates are effective, with a favorable benefit-risk profile for use in their target profiles before they can seek regulatory approvals for commercial use. It is possible our potential royalty providers may never receive regulatory approval for any licensed product candidates. Even if a product candidate receives regulatory approval, the resulting product may not gain market acceptance among physicians, patients, healthcare payors and the medical community.

Our potential milestone and royalty providers' product candidates require significant research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy and expensive, often taking a number of years. As clinical results frequently are susceptible to varying interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

- our potential milestone and royalty providers' future filings will be delayed;

- our potential milestone and royalty providers' preclinical studies will be successful;

- our potential milestone and royalty providers will be successful in generating viable product candidates;

- we will be successful in finding collaboration and licensing partners to advance our product candidates on our behalf;

- our potential milestone and royalty providers will be able to provide necessary data;

- results of future clinical trials by our potential milestone and royalty providers will justify further development; or

- our potential milestone and royalty providers ultimately will achieve regulatory approval for product candidates in which we have an interest.

The timing of the commencement, continuation and completion of clinical trials by our potential milestone and royalty providers may be subject to significant delays relating to various causes, including failure to complete preclinical testing and earlier-stage clinical trials in a timely manner, inability to engage contract research organizations and other service providers, scheduling conflicts with participating clinicians and clinical institutions, changes in key personnel at clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria and shortages of available drug supply. In addition, since we and our royalty agreement counterparties license our product candidates to others to fund and conduct clinical trials, we, and they, have limited control over how quickly and efficiently such licensees advance those trials. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the concentration of patients in specialist centers, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. Regardless of the initial size or relative complexity of a clinical trial, the costs of such trial may be higher than expected due to increases in duration or size of the trial, changes in the protocol under which the trial is being conducted, additional or special requirements of one or more of the healthcare centers where the trial is being conducted, or changes in the regulatory requirements applicable to the trial or in the standards or guidelines for approval of the product candidate being tested or for other unforeseen reasons.

In addition, our potential milestone and royalty providers may conduct clinical trials in foreign countries, which may subject them to further delays and expenses as a result of increased drug shipment costs, additional regulatory requirements and the engagement of foreign clinical research organizations, and may expose our potential milestone and royalty providers to risks associated with foreign currency transactions to make contract payments denominated in the foreign currency where the trial is being conducted.

Our potential milestone and royalty providers may seek to obtain orphan drug designation for certain future product candidates, but they may be unable to ultimately obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our milestone or royalty revenue or income, if any, to be reduced.

Some of our potential milestone or royalty providers may obtain orphan drug designation for their product candidates. Under the Orphan Drug Act, the FDA may designate a drug or biological product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. Orphan drug designation must be requested before submitting a BLA. In the European Union, the EMA's Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA.

In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity for the orphan patient population. Exclusive marketing rights in the U.S. may also be unavailable if our royalty providers seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Even with an orphan drug designation for its current and potential future product candidates, our royalty providers may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if a royalty provider obtains orphan drug exclusivity for an existing or future product candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties still can be approved for the same condition even with an orphan drug designation. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process.

The FDA's interpretation of the scope of orphan drug exclusivity may change. The FDA's longstanding interpretation of the Orphan Drug Act is that exclusivity is specific to the orphan indication for which the drug was actually approved. As a result, the scope of exclusivity has been narrow and protected only against competition from the same "use or indication" rather than the broader "disease or condition." In the September 2021 case Catalyst Pharmaceuticals, Inc. v. FDA, a federal circuit court set aside the FDA's narrow interpretation and ruled that orphan drug exclusivity covers the full scope of the orphan-designated disease or condition regardless of whether the drug obtains approval only for a narrower use. The decision concerned amifampridine, a drug used to treat Lambert-Eaton myasthenic syndrome (LEMS). Depending on how the FDA applies the decision beyond this case, it may limit the drugs that can receive exclusivity.

In January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order—that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. In view of the overturn of the Chevron doctrine in Loper Bright Enterprises v. Raimondo, this landmark Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies, including regulatory exclusivities, which could lead to uncertainties in the industry. Further, changes in the leadership of the FDA and other federal agencies under the Trump administration may lead to new policies and changes in the regulations and operations of the FDA. We do not know if, when, or how the FDA, Congress, or future judicial challenges may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our royalty providers' and our business.

The ability of our potential milestone and royalty providers to obtain and maintain orphan drug designation and the benefits thereof, including orphan drug exclusivity, may materially impact the potential milestones and royalties we receive.

Our royalty providers may pursue Rare Pediatric Disease designations that may entitle them to receive priority review vouchers from the FDA. However, obtaining such designations for any of their product candidates does not guarantee that product will qualify for a priority review voucher upon approval, and may not lead to a faster development or regulatory review process, or increase the likelihood that their product candidates will receive marketing approval. In addition, our royalty providers who receive priority review vouchers may not be successful in transferring them at all or at a favorable price, which could materially affect any royalties or milestone payments to which we may be entitled.

Our royalty providers may pursue designations that may entitle them to receive priority review vouchers from the FDA. Priority review vouchers may also be transferred or sold to other entities. For example, Day One received a Rare Pediatric Disease Priority Review Voucher in connection with the approval of the April 2024 approval of its NDA for OJEMDA. In May 2024, Day One sold its priority review voucher for $108.0 million and we received a payment of $8.1 million.

Under the Rare Pediatric Disease Priority Review Voucher program, upon the approval of a qualifying NDA or BLA for the treatment of a rare pediatric disease, the sponsor of such an application would be eligible for a rare pediatric disease priority review voucher that can be used to obtain priority review for a subsequent BLA or NDA. Under the FDCA, as amended, the FDA incentivizes the development of drugs and biologics intended to treat conditions that meet the definition of a "rare pediatric disease," defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the U.S. or affects more than 200,000 in the U.S. and for which there is no reasonable expectation that the cost of developing and making in the U.S. a drug for such disease or condition will be received from sales in the U.S. of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a Priority Review

Voucher that can be used to obtain a priority review for a subsequent human drug or biologic application after the date of approval of the rare pediatric disease drug product, which may be redeemed to shorten the review clock for an application from 10 months to 6 months. A sponsor may request a rare pediatric disease designation from the FDA prior to the submission of its NDA or BLA. A rare pediatric disease designation does not guarantee that a sponsor will receive a Rare Pediatric Disease Priority Review Voucher upon approval of its NDA or BLA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a Rare Pediatric Disease Priority Review Voucher upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a product candidate is designated before December 20, 2024, it is eligible to receive a voucher if it is approved before September 30, 2026. If a Rare Pediatric Disease Priority Review Voucher is received, it may be sold or transferred an unlimited number of times.

If designation or approval are not received within the statutory timelines, the sponsor would not be in a position to obtain a priority review voucher, unless Congress further reauthorizes the program beyond the current sunset date of December 2024 for designation or September 2026 for approval. Additionally, designation of a biological product for a rare pediatric disease does not guarantee that an NDA or BLA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Finally, a Rare Pediatric Disease designation does not lead to faster development or regulatory review of the product or increase the likelihood that it will receive marketing approval.

Our royalty and milestone payments may be materially affected if our royalty providers seek, but are unable to obtain, Rare Pediatric Disease Priority Review Vouchers, or seek to, but are unable to, transfer such Vouchers at all or at a favorable price.

Biological products and product candidates of our potential milestone and royalty providers may face competition sooner than anticipated, which may materially impact the potential milestones and royalties we receive.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA"), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or "biosimilar" product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.

The biological products and, if approved, product candidates of our royalty providers could be considered reference products entitled to 12-year exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider a product candidate to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The law is complex and continues to evolve through ongoing FDA implementation and judicial interpretation. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. Modification of the BPCIA, or changes to the interpretation or implementation of the BPCIA, could have a material adverse effect on the future commercial prospects for our royalty providers' biological products and product candidates. Any of these events may materially impact the potential milestones and royalties we receive.

If the FDA approves generic versions of any of the products or product candidates of our potential milestone or royalty providers that receive marketing approval under NDAs, or does not grant their product candidates appropriate periods of data or market exclusivity before approving generic versions of our product candidates, the sales of their product candidates could be adversely affected, which may materially affect the potential milestones and royalties we receive.

Once an NDA is approved, the drug covered thereby becomes a "reference-listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations." Manufacturers may seek marketing approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications ("ANDAs") in the U.S. In support of an ANDA, a generic manufacturer need not conduct clinical trials demonstrating safety and efficacy. Rather, the applicant generally must show that its drug is pharmaceutically equivalent to the reference listed drug, in that it has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference-listed drug, and that the generic version is bioequivalent to the reference-listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic drugs may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic drugs are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug is typically lost to the generic drug.

The FDA may not approve an ANDA for a generic drug until any applicable period of non-patent exclusivity for the reference-listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing product candidate. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for product candidates containing the original active agent for other conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Manufacturers may seek to launch these generic drugs following the expiration of the marketing exclusivity period, even if our potential milestone or royalty providers still have patent protection for our drug competition, and their products may therefore face from generic versions of their products and, if approved, their product candidates. This could materially and adversely impact their future revenue, profitability and cash flows and substantially limit their ability to obtain a return on the investments we have made in those products and, if approved, product candidates. Their future revenues, profitability and cash flows could also be materially and adversely affected and our ability to obtain a return on their investments in those product candidates may be substantially limited if their products are not afforded the appropriate periods of non-patent exclusivity. Any of these events may materially impact the potential milestones and royalties we receive.

New products and technologies of other companies may render some or all of our potential milestone and royalty providers' product candidates noncompetitive or obsolete.

New developments by others may render our potential milestone and royalty providers' product candidates or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are changing and evolving. For example, competition in antibody-based technologies is intense and is expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. In addition, biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, which may cause products on which we have a milestone or royalty rights to become obsolete. Many of these competitors may be able to develop products and processes competitive with or superior to our potential milestone and royalty providers for many reasons, including that they may have:

- significantly greater financial resources;

- larger research and development staff;

- entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities; or

- extensive experience in preclinical testing and human clinical trials.

These and other factors may enable others to develop products and processes competitive with or superior to our own or those of our potential milestone and royalty providers. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements. Furthermore, many companies and universities tend not to announce or disclose important discoveries or development programs until their patent position is secure or, for other reasons, later. As a result, we and our potential milestone and royalty providers may not be able to track development of competitive products, particularly at the early stages.

Positive developments in connection with a potentially competing product may have an adverse impact on our future potential for receiving revenue derived from development milestones and royalties. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our licensed product will fail, our potential milestone and royalty providers may halt development of product candidates in which we have an interest.

Our potential royalty providers may be unable to price our products effectively or obtain coverage and adequate reimbursement for sales of our products, which would prevent our potential royalty providers' products from becoming profitable and negatively affect the royalties we may receive.

If our current or potential royalty providers succeed in bringing product candidates to the market, they may not be considered cost effective, and reimbursement to the patient may not be available or may not be sufficient to allow our potential royalty providers to sell the products on a competitive basis. In both the U.S. and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Significant uncertainty exists as to the coverage and reimbursement status of any products for which our potential royalty providers may obtain regulatory approval. Even if coverage is available, the associated reimbursement rate may not be adequate for our potential royalty providers to cover related marketing costs. Additionally, coverage and reimbursement policies for pharmaceutical products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for pharmaceutical products among third-party payors in the U.S. Therefore, the process of obtaining coverage and reimbursement is often time consuming and costly. Thus, even if our partners' product candidates are approved by the FDA, our royalty partners may not be able to price the products effectively or obtain coverage and adequate reimbursement for their products, which could adversely affect the royalties we receive.

Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of healthcare through various means. In the U.S., there have been, and we expect, will continue to be a number of federal and state proposals to implement government controls on pricing.

In addition, the emphasis on managed care in the U.S. has increased and, we expect to continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our or our potential milestone and royalty providers' businesses.

We do not know whether there will be, or will continue to be, a viable market for the product candidates in which we have an ownership or royalty interest.

Even if product candidates in which we have an interest receive approval in the future, they may not be accepted in the marketplace. In addition, our potential royalty providers may experience difficulties in launching new products, many of which are novel and based on technologies that are unfamiliar to the healthcare community. Our potential royalty providers may not have sales, marketing or distribution capabilities or may not be able to develop these capabilities in an effective manner, or at all. We have no assurance healthcare providers and patients will accept such products, if developed. Similarly, physicians may not accept a product if they believe other products to be more effective or more cost effective or are more comfortable prescribing other products.

Furthermore, government agencies, as well as private organizations involved in healthcare, from time to time publish guidelines or recommendations to healthcare providers and patients. Such guidelines or recommendations can be very influential and may adversely affect product usage directly (for example, by recommending a decreased dosage of a product in conjunction with a concomitant therapy) or indirectly (for example, by recommending a competitive product over a product in which we have an ownership or royalty interest). Consequently, we do not know if physicians or patients will adopt or use products in which we have an ownership or royalty interest for their approved indications.

Even approved and marketed products are subject to risks relating to changes in the market for such products. Introduction or increased availability of generic or biosimilar versions of products can alter the market acceptance of branded products. In addition, unforeseen safety issues may arise at any time, regardless of the length of time a product has been on the market which may lead to litigation, increased costs and delays or removal of the product from the market.

Product liability claims may diminish the returns on biopharmaceutical products.

The developer, manufacturer or marketer of a product could become subject to product liability claims. A product liability claim, regardless of its merits, could adversely affect the sales of the product and the amount of any related royalty payments, and consequently, could adversely affect the ability of a payor to make payments with respect to a royalty.

Although we believe we should not bear responsibility in the event of a product liability claim against the developer, manufacturer, marketer or other seller of a product that generates our royalty, such claims could adversely affect our business, financial condition and results of operations due to the lower than expected cash flows from the royalty.

If we and/or our potential royalty providers are unable to protect our and/or their intellectual property, in particular patent protection for principal products, product candidates and processes in which we have an ownership or royalty interest, or fail to prevent the use of the covered subject matter by third parties, our potential royalty providers' ability to compete in the market will be harmed, and we may not realize our profit potential.

We and our potential royalty providers rely on patent protection, as well as a combination of copyright, trade secret, and trademark laws to protect our proprietary technology and deter others from duplicating our or their products or product candidates. However, these means may afford only limited protection and may not:

- prevent our competitors from duplicating our products and those of our potential royalty providers;

- prevent our competitors from using technologies or solutions similar to those incorporated into our products or product candidates, or those of our potential royalty providers in jurisdictions where we have not obtained patent protection and, further, exporting infringing products to territories where we have patent protection but where our enforcement efforts may be inadequate and protection in general of patented technology may be less robust than it is in the U.S.;

- prevent our competitors from gaining access to our proprietary information and technology and that of our potential royalty providers; or

- permit us or our potential royalty providers to gain or maintain a competitive advantage.

Because of the length of time and the expense associated with bringing new products to the marketplace, we and our potential royalty providers hold and are in the process of applying for a number of patents in the U.S. and abroad to protect product candidates and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the mere issuance of a patent is not conclusive as to its validity or its enforceability.

The U.S. Federal Courts, the U.S. Patent & Trademark Office or equivalent national courts or patent offices elsewhere may invalidate our patents or the patents of our royalty providers or find them unenforceable. The America Invents Act introduced post-grant review procedures subjecting U.S. patents to post-grant review procedures similar to European oppositions. U.S. patents owned or licensed by us or our licensees may therefore be subject to post-grant review procedures, as well as other forms of review and re-examination. A decision in such proceedings adverse to our interests could result in the loss of valuable patent rights, which would have a material adverse effect on our business. In addition, the laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the U.S.

If our, and our potential royalty providers intellectual property rights are not protected adequately, our potential royalty providers or our licensees may not be able to commercialize technologies or products in which we have an ownership or royalty interest, and their competitors could commercialize such technologies or products, which could result in a decrease in our potential royalty providers' or our licensees' sales and market share that would harm our business and operating results. Specifically, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions. The legal standards governing the validity of biotechnology patents are in transition, and current defenses as to issued biotechnology patents may not be adequate or available in the future. Accordingly, there is uncertainty as to:

- whether any pending or future patent applications held by us or our potential royalty providers will result in an issued patent, or whether issued patents will provide meaningful protection against competitors or competitive technologies;

- whether competitors will be able to design around our or our potential royalty providers' patents or develop and obtain patent protection for technologies, designs or methods that are more effective than those covered by our or our potential royalty providers' patents and patent applications; or

- the extent to which our or our potential royalty providers' product candidates could infringe on the intellectual property rights of others, which may lead to costly litigation, result in the payment of substantial damages or royalties, reduce the royalties due to us, and prevent our potential royalty providers from using our technology or product candidates.

If certain patents issued to others are upheld or if certain patent applications filed by others are issued and upheld, our potential royalty providers may require licenses from others to develop and commercialize certain potential products in which we have an ownership or royalty interest. These licenses, if required, may not be available on acceptable terms, or may trigger contractual royalty offset clauses in our license agreements, or those of our royalty-agreement counterparties. We may become involved in litigation to determine the proprietary rights of others, and any such litigation will presumably be costly, time consuming, may not be adequately covered by insurance and may have other adverse effects on our business, such as inhibiting our potential royalty providers' ability to compete in the marketplace and absorbing significant management time.

Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. Our employees and contractors are typically required to sign confidentiality agreements under which they agree not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential licensees provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may be breached or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our licensees' ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

In addition, periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and or applications will be due to the U.S. and various foreign patent offices at various points over the lifetime of our and our licensees' patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the U.S. and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us or our royalty providers to stop the infringement of our or their patents or the marketing of competing products in violation of our or their proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and could divert our efforts and attention from other aspects of our business.

Furthermore, in some instances, we have no ability to control the prosecution, maintenance, enforcement or defense of patent rights of our royalty providers. In such instances, there can be no assurance that they will vigorously prosecute, maintain, enforce or defend such rights, or that they will be successful in doing so. Any infringement of their intellectual property may adversely affect our royalty interest and consequently adversely affect our business, financial condition and results of operations.

No assurance can be given that our, or our partners or licensees' patents will be extended upon expiration, which may have an effect on our financial condition and results of operation.

We hold and have filed applications for a number of patents in the U.S. and internationally to protect our products and technology and have the right to obtain licenses to, or income streams based on, certain patents and applications filed by others. However, the life of a patent, and thus the protection it affords, is limited. Patent terms may be inadequate to protect our competitive position for an adequate amount of time. Significant patents in our portfolio are expected to expire in the coming years and while various extensions may be available, on a jurisdiction-by-jurisdiction basis, continuous patent protection is not guaranteed. While we expect to seek, and expect our partners to seek, extensions of patent terms for issued patents where available and when necessary, failure to secure patent extensions may have an effect on our financial condition and results of operations. Furthermore, there can be no assurance that our partners will seek extensions of their patent terms.

Litigation regarding intellectual property and/or the enforcement of our contractual rights against licensees and third parties can be costly and expose us to risks of counterclaims against us.

From time to time, we are required to engage in litigation, arbitration or other proceedings to protect our intellectual property and/or enforce our contractual rights against former or current licensees or third parties, including third-party collaborators of such licensees or royalty agreement counterparties. The cost to us of complex proceedings of this type, even if resolved in our favor, can be substantial, and the parties opposing us in such proceedings may be able to sustain the cost of such proceedings more effectively than we can if they have substantially greater resources than we have. Any such proceedings and any negotiations leading up to them also may be time-consuming and can divert management's attention and resources. If a proceeding of this type is resolved against us, we may lose the value associated with contract rights contained in our arrangements with licensees and third parties, the patents that are the subject of such proceeding may be declared invalid, we could be exposed to counterclaims against us, and we could be held liable for significant damages, fees and/or costs. While it is our current plan to continue to review and pursue, on a selective basis, potential material contractual breaches against licensees and third parties (including third-party collaborators of licensees and royalty agreement counterparties) and/or infringement of our intellectual property rights or technology, there can be no assurance that any such enforcement actions will be successful, or if successful, the timing of such success or that we will have sufficient capital to prosecute any such actions to a successful conclusion.

For example, in June 2021, we initiated a binding arbitration proceeding with one of our licensees (the "Licensee") at the American Arbitration Association/International Centre for Dispute Resolution, seeking milestone and royalty payments under our license agreement. A hearing before a panel of arbitrators was held in November 2022, and the parties submitted post-hearing briefs. On March 21, 2023, we received an adverse decision in this arbitration proceeding. The panel of arbitrators declined to award us damages and ruled that the license agreement had expired. The panel ruled that we were responsible for the Licensee's costs as well as arbitrators' and administrative fees previously incurred by the Licensee of $4.1 million, which we paid in April 2023.

In addition, we may be subject to claims that we, or our licensees or our royalty agreement counterparties' licensees, are infringing other parties' patents. If such claims are resolved against us, we or our licensees or our royalty agreement counterparties' licensees may be enjoined from developing, manufacturing, selling or importing products, processes or services unless we or our licensees or our royalty agreement counterparties' licensees obtain a license from the other party. Such a license may not be available on reasonable terms or at all, thus preventing us, or our licensees or our royalty agreement counterparties' licensees, from using or licensing these products, processes or services and adversely affecting our potential future revenue or income.

Uncertainties resulting from our participation in litigation, arbitration or other proceedings involving intellectual property and/or contractual rights could have a material adverse effect on our or our partners' ability to compete in the marketplace. There could also be public announcements of the results of hearings, motions or interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the perceived value of the product candidates as to which we hold potential milestone or royalty interests, or intellectual property or contractual rights could be diminished. Accordingly, the market price of our common stock may decline. Uncertainties resulting from the initiation and continuation of litigation, arbitration or other proceedings involving intellectual property and/or contractual rights could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We and our partners rely heavily on license and collaboration relationships, and any disputes or litigation with our partners or termination or breach of any of the related agreements could reduce the financial resources available to us, including our ability to receive milestone payments and future potential royalty and other revenues. License or collaboration agreements relating to products may, in some instances, be unilaterally terminated or disputes may arise which may affect our potential milestones, royalties and other payments.

License or collaboration agreements relating to the products generating our future potential milestones and royalties and other payment rights have in the past been and may in the future be terminated, which may adversely affect sales of such products and therefore the potential payments we may receive. For example, under certain license or collaboration agreements, marketers may retain the right to unilaterally terminate the agreements. When the last patent covering a product expires or is otherwise invalidated in a country, a marketer may be economically motivated to terminate the applicable license or collaboration agreement, either in whole or with respect to such country, in order to terminate its payment and other obligations. In the event of such a termination, a licensor (which may be us in the case of our out-licensed products) or collaborator may no longer receive all of the payments it expected to receive from the applicable licensee or collaborator and may also be unable to find another company to continue developing and commercializing the product on the same or similar terms as those under the license or collaboration agreement that has been terminated.

For example, in October 2023, Organon notified us of its intent to terminate the Organon License Agreement, which we assumed pursuant to the ObsEva IP Acquisition Agreement. The termination was effective in January 2024, and we are not entitled to any milestone payments with respect to any milestone achieved by Organon following the notice of termination. We evaluated the related intangible asset balance for impairment and recorded an impairment charge of $14.2 million as of December 31, 2023. In addition, in January 2025, we and Novartis terminated the iscalimab license agreement.

In addition, license or collaboration agreements may fail to provide significant protection for the applicable licensor (which may be us in the case of our out-licensed products) or collaborator in case of the applicable licensee's or collaborator's failure to perform or in the event of disputes. License and collaboration agreements which relate to the products underlying our potential future milestones, royalties and other payment rights are complex and certain provisions in such agreements may be susceptible to multiple interpretations. Disputes may arise regarding intellectual property, royalty terms, payment rights or other contractual terms subject to a license or collaboration agreement, including:

- the scope or duration of rights granted under the license or collaboration agreement and other interpretative issues;

- the amounts, timing or duration of royalties, milestones or other payments due under the license or collaboration agreement;

- the sublicensing of patent or other rights under our license or collaboration relationships;

- the diligence obligations under the license or collaboration agreement and what activities satisfy such diligence obligations:

- the inventorship and ownership of inventions and know-how resulting from the creation or use of intellectual property by us or our partners; and

- the priority of invention of patented technology.

The resolution of any contract interpretation disagreement that may arise could narrow what the licensor (which may be us in the case of our out-licensed products) or collaborator believes to be the scope of its rights to the relevant intellectual property or technology, or decrease the licensee's or collaborator's financial or other obligations under the relevant agreement, any of which could in turn impact the value of our potential royalties, milestone payments and other payments and have a material adverse effect on our business, financial condition, results of operations and prospects. If a marketer were to default on its obligations under a license or collaboration agreement, the licensor's or collaborator's remedy may be limited either to terminating certain licenses or collaborations related to certain countries or to generally terminate the license or collaboration agreement with respect to such country. In such cases, we may not have the right to seek to enforce the rights of the licensor or collaborator (if not us) and we may be required to rely on the resources and willingness of the licensor or collaborator (if not us) to enforce its rights against the applicable licensee or collaborator. In any of these situations, if the expected upfront, milestone, royalty or other payments under the license or collaboration agreements do not materialize, this could result in a significant loss to us and materially adversely affect our business, financial condition and results of operations. We are from time to time engaged in discussions with our licensees or collaborators regarding the interpretation of the scope of the licenses or the payment and other provisions relating to products as to which we have milestones and potential royalty or other payment rights. Should any such discussions result in a disagreement regarding a particular product that cannot be resolved satisfactorily to us, we may be paid less than anticipated on such product should it successfully progress through clinical development and be approved for commercialization. Should our milestone and future potential royalty or other payment interests be reduced or eliminated as a result of any such disagreement, it could have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, we may initiate litigation against a licensee or collaborator to enforce our intellectual property and contractual rights. For example, in August 2025, we initiated litigation against Janssen asserting claims for breach of contract and unjust enrichment arising from Janssen's unauthorized use of our intellectual property in the commercialization of TREMFYA (guselkumab) and this litigation is ongoing. Litigation is inherently uncertain and expensive, and there can be no assurance regarding the potential outcome of the matter or the timing or amount of any potential recovery.

Our existing collaborations may not continue or be successful, and we may be unable to enter into future arrangements to develop and commercialize our unpartnered assets. For example, in June 2023, Bioasis announced the suspension of all its operations and the termination of the research collaboration and license agreement between Bioasis and Chiesi. As a result, we will not receive any milestone, royalty or other payments under the Biosis RPA or Second Bioasis RPA.

Generally, our current licensees have the right to terminate their collaborations at will or under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully (for example, by not making required payments when due, or at all or failing to engage in commercially reasonable efforts to develop products if required), our product development under these agreements will be delayed or terminated.

In addition, we could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaborative agreement with any such new party will depend, among other factors, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.

Our potential milestone and royalty providers may rely on third parties to provide services in connection with their product candidate development and manufacturing programs. The inadequate performance by or loss of any of these service providers could affect our potential milestone and royalty providers' product candidate development.

Third parties provide services in connection with preclinical and clinical development programs, including in vitro and in vivo studies, assay and reagent development, immunohistochemistry, toxicology, pharmacokinetics, clinical trial support, manufacturing and other outsourced activities. If these service providers do not adequately perform the services for which our potential milestone and royalty providers have contracted, or cease to continue operations, and our potential milestone and royalty partners are not able to find a replacement provider quickly or lose information or items associated with their product candidates, our potential milestone and royalty providers' development programs and receipt of any potential resulting income may be delayed. For example, Alora withdrew DSUVIA from the commercial market due to unresolvable manufacturing constraints.

In addition, our potential milestone or royalty providers may currently or in the future rely on foreign contract research organizations ("CROs"), contract development and manufacturing organizations ("CDMOs") and contract manufacturing organizations ("CMOs"). Such foreign CROs, CDMOs, or CMOs may be subject to U.S. legislation, including the BIOSECURE Act (to the extent enacted into law), changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to our potential milestone or royalty providers, delay the procurement or supply of such material, have an adverse effect on their ability to secure significant commitments from governments to purchase potential products or disrupt the supply chain. If our potential milestone or royalty providers are not able to secure supply of their products or product candidates as a result of the BIOSECURE Act, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, or other applicable legislation and fail to maintain timely progress on their clinical development programs, regulatory submissions or commercialization activities, they may be unable to deliver milestone or royalty payments to us in a timely manner or at all, and this could adversely affect our business, financial condition, results of operations and cash flows.

For example, the biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on the collaborators of our potential milestone or royalty providers that operate in China, which, in turn, could have an adverse effect on such milestone or royalty providers and, in turn, our business, financial condition, results of operations and prospects. Evolving changes in China's public health, economic, political, and social conditions and the uncertainty around China's relationship with other governments, such as the United States and the U.K., could also negatively impact our potential milestone or royalty providers, including impacting their ability to manufacture products or product candidates, their ability to secure government funding or contracts, or their ability to maintain timely progress on their clinical development programs, regulatory submissions or commercialization activities.

The marketers of biopharmaceutical products are, in certain instances, substantially responsible for the ongoing regulatory approval, commercialization, manufacturing and marketing of products.

In certain instances, the holders of royalties on products have granted regulatory approval, commercialization, manufacturing and marketing rights to the licensees of such products. Such licensees have substantial control over those efforts and discretion to determine the extent and priority of the resources they will commit to their program for a product. Accordingly, the successful commercialization of a product depends on the licensee's efforts and is beyond our control. If a licensee does not devote adequate resources to the ongoing regulatory approval, commercialization and manufacture of a product, or if a licensee engages in illegal or otherwise unauthorized practices, the product's sales may not generate sufficient royalties, or the product's sales may be suspended, and consequently, could adversely affect our business. In addition, if licensees of biopharmaceutical products decide to discontinue product programs or we believe the commercial prospects of assets have been reduced, we may recognize material non-cash impairment charges related to the financial royalty asset associated with those programs or assets.

Agreements with other third parties expose us to numerous risks and have caused us to incur additional liabilities.

Because our licensees, suppliers and contractors are independent third parties, they may be subject to different risks than we are and have significant discretion in, and different criteria for, determining the efforts and resources they apply related to activities relevant to their agreements with us. If these licensees, suppliers and contractors do not successfully perform the functions for which they are responsible, we may not have the capabilities, resources or rights to do so on our own or otherwise compel them to perform.

We do not know whether we or our licensees will be able to successfully develop and market any of the products that are or may become the subject of any of our licensing arrangements. In addition, third-party arrangements such as ours also increase uncertainties in the related decision-making processes and resulting progress under the arrangements, as we and our licensees may reach different conclusions, or support different paths forward, based on the same information, particularly when large amounts of technical data are involved.

In addition, under the contracts with HCRP, the amortization for the reporting period is calculated based on the payments expected to be made by the licensees to HCRP over the term of the arrangement. Any changes to the estimated payments by the licensees to HCRP can result in a material adjustment to revenue previously reported.

Failure of our potential milestone and royalty providers' product candidates to meet current Good Manufacturing Practice standards may cause delays in regulatory approval and penalties for noncompliance.

Our potential milestone and royalty providers may rely on third party manufacturers and such contract manufacturers are required to produce clinical product candidates under cGMP to meet acceptable standards for use in clinical trials and for commercial sale, as applicable. If such standards change, the ability of contract manufacturers to produce our potential milestone and royalty providers' product candidates on the schedule required for clinical trials or to meet commercial requirements may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with our potential milestone and royalty providers or may discontinue their business before the time required by us to successfully produce clinical and commercial supplies of our potential milestone and royalty providers' product candidates.

Contract manufacturers are subject to pre-approval inspections and periodic unannounced inspections by the FDA and corresponding state and foreign authorities for compliance with cGMP and other applicable government regulations and corresponding foreign standards. We do not have control over a third-party manufacturer's compliance with these regulations and standards. Any difficulties or delays in contractors' manufacturing and supply of our potential milestone and royalty providers' product candidates or any failure of our potential milestone and royalty providers' contractors to maintain compliance with the applicable regulations and standards could increase costs, reduce revenue, cause our licensees to postpone or cancel clinical trials, prevent or delay regulatory approval by the FDA and corresponding state and foreign authorities, prevent the import and/or export of our potential milestone and royalty providers' product candidates, or cause any of our potential milestone and royalty providers' products that may be approved for commercial sale to be recalled or withdrawn.

Certain of our technologies are in-licensed from third parties, so our and our licensees' use of them may be restricted and subject to additional risks.

We have licensed technologies from third parties. These technologies include phage display technologies licensed to us in connection with our bacterial cell expression technology licensing program and antibody products. However, our and our licensees' and collaborators' use of these technologies is limited by certain contractual provisions in the licenses relating to them, and although we have obtained numerous licenses, intellectual property rights in the area of phage display are particularly complex. If we are unable to maintain our licenses, patents or other intellectual property, we could lose important protections that are material to continuing our operations and for future prospects. Our licensors also may seek to terminate our license(s), which could cause us and our licensees to lose the right to use the licensed intellectual property and adversely affect our and our licensees' ability to commercialize our technologies, products or services.

Risks Related to Employees, Location, Data Integrity, and Litigation

The loss of or changes in any of our key personnel could delay or prevent achieving our objectives.

Our business efforts could be adversely affected by the loss of one or more key members of our staff. We currently do not have key person insurance on any of our employees. Changes in management, including due to potential acquisitions, may cause disruptions in our business, strategy and employee relationships, which may delay or prevent the achievement of our business objectives. During the transition periods, there may be uncertainty among investors, employees and others concerning our future direction and performance.

Because we are a small biotech royalty aggregator with limited resources, we may not be able to attract and retain qualified personnel.

We had 14 full-time employees as of March 11, 2026. We may require additional experienced executive, accounting, legal, administrative and other personnel from time to time in the future. We are highly dependent on principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. There is intense competition for the services of these personnel.

If we do not succeed in attracting new personnel and retaining and motivating existing personnel, our business may suffer, and we may be unable to implement our current initiatives or grow effectively.

We rely and will continue to rely on outsourcing arrangements for many of our activities, including financial reporting and accounting and human resources.

Due to our small number of employees, we rely, and expect to continue to rely, on outsourcing arrangements for a significant portion of our activities, including financial reporting and accounting and human resources, as well as for certain of our functions as a public company. We may have limited control over these third parties, and we cannot guarantee that they will perform their obligations in an effective and timely manner.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities, comply with federal and state fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, the health care industry is subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If our information technology systems or data or those of our partners or contractors are compromised, our business could experience adverse consequences, including regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; and loss of revenue, income, or profits.

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including cloud-based systems, to support business processes as well as internal and external communications. In the ordinary course of our business, we maintain sensitive data on our networks, including personal information of our employees, legacy clinical trial patients, vendors and others, our intellectual property and proprietary or confidential business information relating to our business and that of our business partners. The secure maintenance and protection of this information is critical to our business and reputation.

Cybersecurity vulnerabilities, threats, and attacks have generally increased in sophistication, scale, and frequency in recent years. While we have implemented security measures that are intended to protect our data and information technology systems, our computer systems, and those of the third parties on which we rely, are still vulnerable to damage from data breaches, security incidents or other unauthorized intrusions or access, including cyberattacks or computer viruses, or from natural disasters, terrorism, war and telecommunication and electrical failures. Moreover, the prevalence of remote work on mobile devices that access confidential and sensitive information increases the risk of such an event occurring. Threats to our systems and personal, confidential and proprietary information can come from a variety of sources, ranging in sophistication. Such threats may be intentional or accidental. It is often difficult to anticipate or immediately identify these threats and the damage they might cause.

Data breaches, security incidents and other unauthorized intrusions or access to our data or systems, or those of the third parties on which we rely, could result in system disruptions, downtime or the compromise of personal information, our intellectual property and sensitive business information, all of which may interrupt our normal business operations and require substantial expenditure of financial and administrative resources to remedy. Such events could have a material adverse effect on our business, financial condition and results of operations. Theft of proprietary information could be used to compete against us and could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations and divert attention of management and key information technology resources. Furthermore, to the extent that any disruption, security breach, or other event were to result in a loss of, or damage to, our data or applications, or inappropriate access to or disclosure of personal, confidential or proprietary information, we may be required to comply with notification requirements, be subject to litigation (including class actions) or regulatory action (including fines), or otherwise be subject to liability under applicable laws. These risks would expose us to significant expense and cause significant harm to our reputation and business.

While we have insurance coverage, we cannot be sure that our policy will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay for future claims.

Compliance with the stringent and changing obligations related to data privacy and security is an onerous and resource-intensive process. Our actual or perceived failure to comply with any data privacy or security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

Federal, state, local and foreign legislators and/or regulators are increasingly regulating data privacy and security and may impose significant penalties for failure to comply with these requirements. For example, in the U.S., the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology and Clinical Health Act ("HITECH"), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of protected heath information. At the state level, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CCPA"), establishes a privacy framework for covered businesses, which applies to a broad range of personal information (but not protected health information subject to HIPAA) and entities who conduct business in California and imposes data protection obligations on covered businesses. The CCPA gives California residents certain rights related to their personal information, including the rights to request the correction of, access to and deletion of their personal information, and the right to opt out of the sharing of their personal information for cross-context behavioral advertising, as well as the sale of their personal information. If we, or the third parties on which we rely, fail to comply with the CCPA, we may face significant fines, penalties and regulatory enforcement costs that could adversely affect our reputation, business, financial condition and results of operations. The CCPA provides for civil penalties of up to $2,500 per violation, and $7,500 per intentional violation, following investigation by the state Attorney General and/or California Privacy Protection Agency and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar comprehensive state privacy laws are now in effect, have passed, or are being considered in numerous other states. Like the CCPA, such laws typically do not govern protected health information subject to HIPAA, and some exempt covered entities and business associates subject to HIPAA altogether. In addition, state health information privacy laws, such as California's Confidentiality of Medical Information Act, Washington's My Health My Data Act and the Nevada Consumer Health Data Privacy Law, govern the privacy and security of health-related information, specifically, may apply even when HIPAA/HITECH does not, and impose additional requirements.

Compliance with laws, regulations, rules, guidance, industry standards, and contractual obligations concerning data privacy, security, governance and protection is an onerous and resource-intensive process, that may require us to put in place additional mechanisms and incur substantial expenditure. Achieving compliance could also require us to change our business practices in a manner that does not align with our business objectives. Furthermore, the regulatory landscape continues to evolve, making it difficult to maintain compliance. Failure to comply with such requirements could result in regulatory investigations or actions, litigation (including class actions), fines and penalties, a disruption of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences.

Further, as noted in the above risk factor, in the event that we, or one of the third parties on which we rely, is subject to a data breach, security incident, or other unauthorized intrusion or access that leads to the unauthorized access to or disclosure or modification of, or prevents access to, patient information, including personally identifiable information or protected health information, or personal information, we may be required to comply with notification requirements, be subject to litigation (including class actions) or regulatory action (including fines), or otherwise be subject to liability under applicable laws, which could result in increased costs or loss of revenue, and harm to our reputation. In particular, we may be required to take remediation measures to respond to the event and prevent similar events from occurring in the future, take mandatory corrective actions and/or verify the correctness of database contents.

In addition, cyber incidents can be difficult to detect, and any delay in identifying them may lead to increased harm as described above. While we have implemented security measures designed to protect our data and information technology systems, such measures may not prevent such events. We also cannot guarantee that we are in compliance with all applicable data privacy, security and protection laws and regulations as they are enforced now or as they evolve.

Our potential acquisitions of other companies could increase our exposure to litigation risk.

Our exposure to risks associated with various claims, including claims related to the use of intellectual property, labor or employment related claims, product liability claims or securities and related stockholder derivative claims, may be increased as a result of our acquisitions of other companies, including our acquisitions of Kinnate, Pulmokine, HilleVax, and LAVA, and we may ultimately be subject to liability or settlement costs. Additionally, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to acquired companies or assets. In addition, third parties may make claims in connection with our acquisitions, and they may also make infringement and similar or related claims after we have acquired assets that had not been asserted prior to our acquisition.

Risks Related to Government Regulation

Even after FDA approval, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn, or it may be removed voluntarily from the market.

Even if our potential royalty providers receive regulatory approval for our product candidates, they will be subject to ongoing regulatory oversight and review by the FDA and other regulatory entities. The FDA, the EMA, or another regulatory agency may impose, as a condition of the approval, ongoing requirements for post-approval studies or post-approval obligations, including additional research and development and clinical trials, and the FDA, EMA or other regulatory agency subsequently may withdraw approval based on these additional trials or obligations.

Even for approved products, the FDA, EMA or other regulatory agency may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and production of such product. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for such products are subject to extensive regulatory requirements.

Furthermore, marketing approval of a product may be withdrawn by the FDA, the EMA or another regulatory agency or such product may be withdrawn voluntarily by our potential royalty providers based, for example, on subsequently arising safety concerns. The FDA, EMA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our royalty providers' drug candidates, or change their continuing compliance obligations.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our royalty providers' drug candidates, or change their continuing compliance obligations. If they are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if they are not able to maintain regulatory compliance, they may lose any marketing approval that they may have obtained or be subject to enforcement actions, which may materially impact the royalty and milestone payments we receive. We and our royalty providers also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

The U.S. and some foreign jurisdictions have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our potential royalty providers' ability to sell products in which we have ownership or and royalty interests, if approved, profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which, among other things, substantially changed the way healthcare is financed by both governmental and private payors.

There have been judicial, Congressional and executive branch challenges to the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. In addition, there were a number of health reform initiatives by the Biden administration that have impacted the ACA. On August 16, 2022, President Biden signed the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-ofpocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how other such challenges, and the healthcare reform measures of the new administration will impact the ACA and our business.

Also, there has been heightened governmental scrutiny recently in the U.S. over pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions took effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. Further, in response to the Biden administration's October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. In addition, beginning in 2023, Centers for Medicare & Medicaid Services, or CMS, requires manufacturers to refund CMS for certain discarded amounts of single-dose container and single-use package drugs. Moreover, in May 2025, the Trump administration renewed the idea of international reference pricing through an executive order entitled "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients", which, among other things, directs the HHS and other agencies to communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for U.S. patients in line with comparably developed nations and to facilitate direct-to-consumer purchasing programs. The HHS subsequently issued guidance indicating the most-favored-nation target price will be the lowest price paid in an Organisation for Economic Co-operation and Development country with a gross domestic product, or GDP, per capita of at least 60% of the U.S. GDP per capital. In addition, in December 2025, CMS proposed new drug payment models to lower drug prices for Medicare beneficiaries; under the models, CMS would explore potential adjustments to Medicare drug inflation rebate calculations by comparison to international drug pricing information. It is currently unclear whether and to what extent these measures will be implemented and what impact any such implementation would have on our business. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

An expansion in the government's role in the U.S. healthcare industry may cause general downward pressure on the prices of prescription pharmaceutical products, lower reimbursements for providers, and reduced product utilization, any of which could adversely affect our business and results of operations. We expect that additional healthcare reform measures will be adopted in the future. We cannot know what form any such new legislation may take or the market's perception of how such legislation would affect us. Any reduction in reimbursement from government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent our potential royalty providers from being able to generate revenue, attain profitability, develop, or commercialize our current product candidates in which we have an ownership or royalty interest.

We and our potential milestone and royalty providers are subject to various state and federal healthcare-related laws and regulations that if violated may impact the commercialization of our product candidates for which we possess milestone or royalty rights or could subject us to significant fines and penalties.

Our operations may be directly or indirectly subject to various state and federal healthcare laws, including the federal Anti-Kickback Statute, the federal False Claims Act, state analogues of those laws, and various state and federal data privacy and security laws. These laws may impact, among other things, the commercial operations for any of our product candidates that may be approved for commercial sale.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing or arranging for the purchase, lease, or order of a good or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. The ACA modified the federal Anti-Kickback Statute's intent requirement so that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it to have committed a violation. In addition, several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been implicated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. There are a number of statutory exceptions and regulatory safe harbors protecting some common commercial activities from Anti-Kickback Statute prosecution, but they are drawn narrowly, and qualifying for a statutory exception or regulatory safe harbor requires satisfying all of the criteria for the exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute, but it does increase the risk of regulatory scrutiny.

The federal False Claims Act prohibits, among other things, persons and entities from knowingly presenting, or causing to be presented, a false or fraudulent claim to the government, as well as the knowing use of false statements material to false or fraudulent claims. Certain suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individual, commonly known as a "whistleblower," or "relator" may share in any amounts paid by the entity to the government in fines or settlement. The filing of qui tam actions has caused a number of pharmaceutical, medical device and other healthcare companies to have to defend and/or settle a False Claims Act action.

HIPAA created new federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including a private payor, or falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, health care benefits, items or services.

HIPAA, as amended by HITECH, and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information by entities subject to the law, such as certain healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf.

Many states also have adopted laws similar to each of the federal laws described above, some of which apply to healthcare items or services reimbursed by any source, not only federal healthcare programs, such as the Medicare and Medicaid programs. In addition, some states have laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives, restrict payments that may be made to healthcare providers and other potential referral sources, and require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers. Further, some states have laws governing the privacy and security of health information in certain circumstances, many of which are not preempted by HIPAA and differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws, and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our or our potential milestone and royalty providers' business activities could be subject to challenge under one or more of such laws.

If we or our potential milestone and royalty providers are found to be in violation of any of the laws and regulations described above or other applicable state and federal healthcare laws, we or our potential milestone and royalty providers may be subject to penalties, including significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, reputational harm, exclusion from government healthcare reimbursement programs and the curtailment or restructuring of our or our potential milestone and royalty providers' operations, any of which could have a material adverse effect on our business and results of operations. In addition, we and our licensees may be subject to certain analogous foreign laws and violations of such laws could result in significant penalties.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations. Our operations are subject to anti-corruption laws including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. We and the royalty agreement counterparties and licensees who generate our royalties operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in collaborations and relationships with third parties whose activities could potentially subject us to liability under the FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the U.S. and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anticorruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by the U.S. or other authorities could also have an adverse impact on our reputation, our business, financial condition and results of operations.

Efforts to confirm that our business arrangements with third parties comply with applicable healthcare laws and regulations may involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities or our business arrangements with third parties could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices or the business practices of the royalty agreement counterparties and licensees who generate our royalties may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations or the operations of the royalty agreement counterparties and licensees who generate our royalties are found to be in violation of any of these laws or any other governmental regulations, we or the royalty agreement counterparties and licensees who generate our royalties may be subject to significant criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we or the royalty agreement counterparties and licensees who generate our royalties become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we or marketers of products that generate our royalties may be required to curtail or restructure operations, any of which could adversely affect our ability to operate our business and our results of operations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting enforcement landscape and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

As we or our potential milestone and royalty providers do more business internationally, we expect to become subject to additional political, economic and regulatory uncertainties.

We or our potential milestone and royalty providers may not be able to operate successfully in any foreign market. We believe that because the pharmaceutical industry is global in nature, international activities are expected to become a significant part of future business activities and when and if we or our potential milestone and royalty providers are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the U.S. Foreign regulatory agencies often establish standards different from those in the U.S., and an inability to obtain foreign regulatory approvals on a timely basis, if at all, could put us at a competitive disadvantage or make it uneconomical to proceed with a product or product candidate's development. International sales may be limited or disrupted by many factors, including without limitation:

- imposition of government controls;

- export license requirements;

- political or economic instability or conflict;

- international disputes;

- changes in trade policies, including tariffs or other trade restrictions or the threat of such actions;

- restrictions on repatriating profits;

- exchange rate fluctuations;

- evolving government regulations, including those related to healthcare reimbursement and data privacy and security; and

- withholding and other taxation.

Disruptions at the FDA and other government agencies could negatively affect the review of our licensees' or royalty-agreement counterparties' regulatory submissions, which could negatively impact our business.

The ability of the FDA to review and approve regulatory submissions can be affected by a variety of factors, including statutory, regulatory and policy changes, inadequate government budget funding levels or a reduction in the FDA's workforce and its ability to hire and retain key personnel, disruptions caused by government shutdowns, public health crises, the FDA's ability to accept the payment of user fees, and other events that may otherwise affect the FDA's ability to perform routine functions. There have been mass layoffs of federal employees since the start of the current presidential administration in January 2025, the full impact of which is unclear at this time. Such disruptions, including disruptions arising from the ongoing shutdown of the U.S. federal government that commenced in October 2025, could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our licensees' or royalty-agreement counterparties' regulatory submissions, which could have a material adverse effect on our business. In addition, the presidential administration has made and is expected to continue to make changes in the leadership of various U.S. federal regulatory agencies and changes to U.S. federal government policy that have led to, in some cases, legal challenges and uncertainty around the funding, functioning and policy priorities of the U.S. federal regulatory agencies, including the FDA.

Further, under the new leadership at HHS under the current administration, agency reorganization, mass layoffs due to the reduction in force initiative and other measures may impact the normal operations of the FDA as well as other federal agencies. FDA may lack adequate staff and resources to meet current review, approval, and inspection schedules, which could delay our royalty providers' anticipated timelines. In January 2025, an executive order entitled "Unleashing Prosperity Through Deregulation", was issued which calls for at least 10 existing regulations to be repealed whenever an executive department or agency publicly proposes for notice and comment or otherwise promulgates a new regulation. Recent developments at the FDA include announcement of a plan to phase out animal testing for monoclonal antibodies and certain other drugs, the proposed rare disease evidence principles (RDEP) program to facilitate approval of drugs to treat rare diseases with very small patient populations with significant unmet medical need and with a known genetic defect that is the major driver of the pathophysiology, and the announcement of a new Commissioner's National Priority Voucher program for companies supporting certain U.S. national health priorities and interests. To the extent our royalty providers' competitors are selected for this new voucher pilot program, or are otherwise able to participate in any of these initiatives intended to accelerate drug development and application review, and obtain faster approval than our royalty providers, their competitive position may be harmed, which could have a material adverse effect on their and our business. FDA has also increased its scrutiny of foreign drug manufacturing facilities and other contractors based in China, especially with respect to the transfer of biological materials, genetic data, and other sensitive data of American patients to parties located in China. It is unclear how the industry and clinical programs of our royalty providers will be impacted by policies and regulations implemented under the current administration and FDA leadership, or other executive orders.

We are unable to predict the extent to which the presidential administration may impose or seek to impose leadership or policy changes at the FDA or changes to rules and policies impacting our business and operations or the business and operations of our royalty providers. It is unclear how these executive actions or other potential actions by the federal government will impact the FDA or other regulatory authorities. Government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA and other related government agencies. These budgetary pressures may reduce the FDA's ability to perform its responsibilities, which could result in delays in our royalty providers' clinical trial timelines. If a significant reduction in the FDA's workforce occurs, the FDA's budget is significantly reduced or the current government shutdown is prolonged, it could significantly impact the ability of the FDA to timely review and process our royalty providers' regulatory submissions or take other actions critical to the development or approval of our licensees' or royalty-agreement counterparties' product candidates, which could have a material adverse effect on their and our business.

General Risk Factors

If securities or industry analysts do not publish research reports about our business or if they make adverse recommendations regarding an investment in our stock, our stock price and trading volume may decline.

The trading market for our common stock can be influenced by the research and reports that industry or securities analysts publish about our business. Currently, coverage of our Company by industry and securities analysts is limited. Investors have many investment opportunities and may limit their investments to companies that receive greater coverage from analysts. If additional industry or securities analysts do not commence coverage of us, the trading price of our stock could be negatively impacted. If one or more of the analysts downgrade our stock or comment negatively on our prospects, our stock price may decline. If one or more of these analysts cease to cover our industry or us or fail to publish reports about us regularly, our common stock could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline. Further, incorrect judgments, estimates or assumptions made by research analysts may adversely affect our stock price, particularly if subsequent performance falls below the levels that were projected by the research analyst(s), even if we did not set or endorse such expectations. Any of these events could cause further volatility in our stock price and could result in substantial declines in the value of our stock.

Our share price may be volatile, which may subject us to litigation, and there may not be an active trading market for our common stock, Series A Preferred Stock or our Series B Preferred Stock.

There can be no assurance that the market price of our common stock will not decline below its present market price. Additionally, there may not be an active trading market for our common stock, Series A Preferred Stock or depositary shares representing interests in our Series B Preferred Stock. The market prices of biotechnology companies have been and are likely to continue to be highly volatile, and are affected by a number of factors, including:

- fluctuations in our operating results;

- general market and macroeconomic conditions, including market conditions in our industry and the industries of our collaborators;

- the coverage of our common stock by the financial media, including television, radio and press reports and blogs;

- recruitment or departure of key personnel;

- our ability to realize benefits from strategic partnerships, acquisitions or investments;

- trading activity or positions by a limited number of stockholders who together beneficially own a significant portion of our outstanding common stock;

- the issuance of shares of common stock by us, including as consideration in or in conjunction with acquisitions;

- the inability to execute on our share repurchase program as planned, including failure to meet internal or external expectations around the timing or price of share repurchases, and any reductions or discontinuances of repurchases thereunder;

- issuance of debt or other convertible securities, including as consideration in or in conjunction with acquisitions;

- the inability to conclude that our internal controls over financial reporting are effective;

- changes to our credit ratings; and

- market perception or investment sentiment regarding us or our business strategy.

We have experienced significant volatility in the price of our common stock in the past. From January 1, 2025, through March 11, 2026, the share price of our common stock has ranged from a high of $39.92 to a low of $18.35. From January 1, 2025, through March 11, 2026, the share price of our Series A Preferred Stock has ranged from a high of $30.00 to a low of $24.96. From January 1, 2025, through March 11, 2026, the share price of our Series B Preferred Stock has ranged from a high of $25.76 to a low of $23.32. Additionally, we currently have three significant holders of our common stock that could affect the liquidity of our stock and have a significant negative impact on our stock price if those holders were to sell their ownership positions.

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations or an economic downturn, including as a result of tariff policies.

Our results of operations could be materially and adversely affected by macroeconomic conditions generally, both in the U.S. and elsewhere around the world. Concerns over inflation, slower growth or recession, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, changes in fiscal and monetary policy or government budget dynamics, interest rates, high unemployment, labor availability constraints, currency fluctuations, epidemics and other public health crises (such as the COVID-19 pandemic), significant natural disasters (including as a result of climate change), rising energy costs, geopolitical conflict, such as the ongoing conflict in Ukraine, the Middle East and surrounding areas and the rising tensions between China and Taiwan, the availability and cost of credit, and the volatility in U.S. financial markets have in the past contributed to, and may continue in the future contribute to, increased volatility and diminished expectations for the economy and the U.S. and global markets. Domestic and international equity markets periodically experience heightened volatility and turmoil.

In recent months, the United States has announced tariffs on imports from most countries, including significant tariffs on imports from Canada, Mexico and China. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. In addition, in September 2025, the United States announced plans to impose up to 100% tariffs on imported branded or patented pharmaceuticals, subject to certain exceptions. There is substantial uncertainty as to when such tariffs may go into effect and whether such tariffs would apply to the importation of active pharmaceutical ingredients or bulk drug products that are intended for use in clinical trials, and, more generally, about the duration of existing tariffs, tariff levels, implementation of announced tariffs, litigation challenging tariffs and whether additional tariffs or other retaliatory actions may be imposed, modified or suspended.

These events may have an adverse effect on us, our licensees or royalty-agreement counterparties or their licensees. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline.

We have issued equity securities and may issue additional equity securities from time to time, that materially and adversely affect the price of our common stock, including our Series X Preferred Stock, Series A Preferred Stock and depositary shares representing interests in our Series B Preferred Stock.

We expect significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in such a manner as we determine from time to time, including pursuant to our 2025 Common Stock ATM Agreement and 2025 Series B Preferred Stock ATM Agreement. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. If we issue additional equity securities, the price of our existing securities may be materially and adversely affected.

As of December 31, 2025, there were 5,003 shares of Series X Preferred Stock issued and outstanding. Each share of Series X Preferred Stock is convertible into 1,000 shares of registered common stock. The total number of shares of common stock issuable upon conversion of all issued Series X Preferred Stock would be 5,003,000 shares. Each share is convertible at the option of the holder at any time, provided that the holder is prohibited from converting into common stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own a number of shares above a conversion blocker, which was initially set at 19.99% of our total common stock then issued and outstanding immediately following the conversion of such shares. A holder of Series X Preferred Stock may elect to increase or decrease the conversion blocker above or below 19.99% on 61 days' notice, provided the conversion blocker does not exceed the limits under Nasdaq Listing Rule 5635(b), to the extent then applicable. If holders of our Series X Preferred Stock elect to convert their preferred shares into common stock such conversion would dilute our currently outstanding common stock both in number and in earnings per share. As of December 31, 2025, BVF owned approximately 21.8% of the Company's total outstanding shares of common stock, and if all the shares of Series X Convertible Preferred Stock were converted (without taking into account beneficial ownership limitations), BVF would have owned 45.0% of the Company's total outstanding shares of common stock. Additionally, as of March 11, 2026, we had issued and outstanding 984,000 shares of Series A Preferred Stock and 1,760,500 depositary shares, each representing a 1/1000th fractional interest in a share of our Series B Preferred Stock.

In addition, funding from collaboration partners and others has in the past and may in the future involve issuance by us of our common stock. We cannot be certain how the purchase price of such shares, the relevant market price or premium, if any, will be determined or when such determinations will be made.

Any issuance by us of equity securities, whether through an underwritten public offering, an at the market offering, a private placement, in connection with a collaboration or otherwise could result in dilution in the value of our issued and outstanding shares, and a decrease in the trading price of our securities.

We may sell additional equity or debt securities to fund our operations, which may result in dilution to our stockholders and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or convertible debt securities, which would result in dilution to our stockholders and/or debt securities which may impose restrictive covenants that would adversely impact our business. The sale of additional equity or convertible debt securities could result in additional dilution or result in other rights or obligations that adversely affect our stockholders. For example, holders of shares of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year). Additionally, holders of depositary shares representing interests in our Series B Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share or $2.09375 per year per depositary share). The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Our organizational documents contain provisions that may prevent transactions that could be beneficial to our stockholders and may insulate our management from removal.

Our charter and bylaws:

- require certain procedures to be followed and time periods to be met for any stockholder to propose matters to be considered at annual meetings of stockholders, including nominating directors for election at those meetings; and

- authorize our Board to issue up to 1,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board may determine.

In addition, we are subject to the provisions of certain Nevada statutes that could have the effect of prohibiting or limiting certain transactions with our stockholders or discouraging acquisitions of our capital stock.

Nevada's "combinations with interested stockholders" statutes (Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes ("NRS")) provide that specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" of the corporation are prohibited for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and 60% of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder." These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We have not made such an opt-out election in our articles of incorporation.

Nevada's "acquisition of controlling interest" statutes (NRS 78.378 to 78.3793) prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation's stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become "control shares" and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with Nevada's dissenter's rights statutes. A corporation may elect to not be governed by the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes in our articles of incorporation or bylaws.

These provisions of our organizational documents and the NRS, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock, could limit the ability of stockholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquirer to replace management.

As a public company in the U.S., we are subject to the Sarbanes-Oxley Act. We have determined our disclosure controls and procedures and our internal control over financial reporting are effective. We can provide no assurance that we will, at all times, in the future be able to report that our disclosure controls and internal controls over financial reporting are effective.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the SOX. Section 404 requires management to establish and maintain a system of internal control over financial reporting, and annual reports on Form 10-K filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must contain a report from management assessing the effectiveness of our internal control over financial reporting. Ensuring we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, and financial condition, and could cause the trading price of our common stock to fall.

Our ability to use our NOL carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

Our net operating loss, or NOL, carryforwards could expire unused and/or be unavailable to offset future income tax liabilities. As of December 31, 2025, we had U.S. federal NOL carryforwards of $198.4 million, of which $13.6 million will begin to expire in 2036. Under the federal income tax law, $142.9 million federal NOLs incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the federal tax law. In addition, Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, generally limit the ability of a corporation that undergoes an "ownership change" to utilize its NOL carryforwards and certain other tax attributes against any taxable income in taxable periods after the ownership change. An "ownership change" is generally defined as a greater than 50% change, by value, in a corporation's equity ownership over a three-year period.

Based on an analysis under Section 382 of Code, we experienced an ownership change in February 2017, that significantly limits the availability of our tax attributes to offset future income. To the extent that we do not utilize our carry forwards within the applicable statutory carryforward periods, either because of Section 382 limitations or the lack of sufficient taxable income, the carryforwards will also expire unused. As of December 31, 2025, we had $198.4 million in federal NOL carryforwards, of which $55.4 million is subject to an annual limitation of $0.9 million. Of this amount, $13.6 million will begin to expire in 2036, if not utilized.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. For instance, the IRA imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. In addition, the One Big Beautiful Bill Act was signed into law on July 4, 2025, and made significant changes to U.S. federal tax law. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses under the Internal Revenue Code, as amended by any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

If the estimates we make, or the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may vary from those reflected in our accruals.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, income, and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you, however, that our estimates, or the assumptions underlying them, will be correct.

Stockholder and private lawsuits, and potential similar or related lawsuits, could result in substantial damages, divert management's time and attention from our business, and have a material adverse effect on our business, financial condition and results of operations.

Securities-related class action and stockholder derivative litigation has often been brought against companies, including many biotechnology companies, which experience volatility in the market price of their securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies often experience significant stock price volatility in connection with their product development programs, and could be increased as a result of our acquisitions of other companies, including our acquisitions of Kinnate, Pulmokine, HilleVax, and LAVA.

It is possible that suits will be filed, or allegations received from stockholders, naming us and/or our officers and directors as defendants. These potential lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. The outcome of any such lawsuits is uncertain. We could be forced to expend significant time and resources in the defense of these suits, and we may not prevail. In addition, we may incur substantial legal fees and costs in connection with these lawsuits. Although we carry insurance to protect us from such claims, our insurance may not provide adequate coverage. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests on these actions could result in the payment of substantial damages or fines, increased insurance costs, and could have a material adverse effect on our cash flow, results of operations and financial position.

Monitoring, initiating and defending against legal actions, including any currently pending litigation, are time-consuming for our management, are likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities, or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business. In addition, the inherent uncertainty of any future litigation could lead to increased volatility in our stock price and a decrease in the value of an investment in our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

We evaluate our cybersecurity strategy annually, including our processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein, within our overall enterprise risk management framework. Our cybersecurity strategy takes a multi-faceted approach, one which focuses on the following key areas: (i) the human element within the Company; (ii) perimeter security; (iii) network security; (iv) application security; (v) endpoint security; and (vi) data security. We use a wide array of processes, mechanisms, controls, technologies, systems, strategies and tools to address these areas, including but not limited to: routine security awareness training, formal evaluations of third-party applications, password strength policies, antivirus software, firewalls, routine patch management, encryption software, data backups and data redundancies, email security software, multi-factor authentication tools, network security monitoring, and web vulnerability scanning.

We engage outside consultants on a regular basis to help us design internal controls and processes that are intended to help address cybersecurity risks. We also leverage these outside consultants and other third parties, when appropriate, to implement appropriate processes, policies, and internal controls designed to help prevent, detect, and/or mitigate these cyberthreats.

Since the beginning of the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity threats that, if realized, are reasonably likely to materially affect us. These threats include but are not limited to: (i) ransomware and malware attacks; (ii) endpoint attacks; (iii) compromised business email and other social engineering threats; and (iv) vulnerabilities related to inadequate patch management. Our licensees, suppliers, contractors, and consultants also face similar cybersecurity risks, which could have an adverse impact on our business.

Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the headings "If our information technology systems or data or those of our partners or contractors are compromised, our business could experience adverse consequences, including regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; and loss of revenue, income, or profits" and "Compliance with the stringent and changing obligations related to data privacy and security is an onerous and resource-intensive process. Our actual or perceived failure to comply with any data privacy or security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue, income, or profits; loss of customers or sales; and other adverse business consequences."

Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing cybersecurity risks and for overseeing our cybersecurity strategy to assess and manage those risks, including responding to attacks or breaches. Our Chief Executive Officer and Chief Financial Officer each have experience in senior leadership roles in which they have been responsible for an entity's enterprise risk management, including management of cybersecurity risks. The Chief Executive Officer and Chief Financial Officer regularly communicate with those responsible for daily IT operations and infrastructure to assess potential cybersecurity threats and determine whether updates to the cybersecurity strategy are necessary.

We also maintain an Incident Response Plan that sets forth a protocol in the event we are exposed to a cyber-attack or breach. The Incident Response Plan provides a framework for our response, including the appropriate communication and escalation channels.

The Board, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit Committee of the Board, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. Management provides regular updates to the Audit Committee of the Board regarding risk assessments, developing threats, and the current and planned cybersecurity strategy, and promptly provides notification of significant attacks or breaches as part of the Incident Response Plan. The Board also receives updates from management and the Audit Committee on cybersecurity risks on at least an annual basis.

Item 2. PROPERTIES

We lease 1,620 rentable square feet of space for our corporate headquarters in Emeryville, California, which expires in April 2029. We believe our facilities are adequate to meet our current requirements.

Item 3. LEGAL PROCEEDINGS

We are not currently engaged in any material legal proceedings. However, from time to time, we are involved in litigation, arbitration or other proceedings relating to claims arising from the ordinary course of business.

We may become involved in material legal proceedings in the future, and the potential impact on us of any on-going proceeding which we do not currently believe to be material could become material. Such matters are subject to significant uncertainties, and there can be no assurance that any legal proceedings in which we are or may become involved will not have a material adverse effect on our business, results of operations, financial position or cash flows.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Registrant's Common Equity

Our common stock trades on The Nasdaq Global Market ("Nasdaq") under the symbol "XOMA." On March 11, 2026, there were 173 stockholders of record of our common stock, one of which was Cede & Co., a nominee for the Depository Trust Company ("DTC"). Shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co., and we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not paid dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. Holders of shares of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year per share). Holders of our Series B Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per year of Series B Preferred Stock ($25.00 per depositary share, equivalent to $2,093.75 per year per share of Series B Preferred Stock or $2.09375 per year per depositary share).

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On January 2, 2024, the Board authorized our stock repurchase program, which permits us to purchase up to $50.0 million of our common stock through January 2027. Under the program, we have discretion in determining the conditions under which shares may be purchased from time to time, including through transactions in the open market, in privately negotiated transactions, under plans compliant with Rule 10b5-1 under the Exchange Act, or by other means in accordance with applicable laws. The manner, number, price, structure, and timing of the repurchases, if any, will be determined at our sole discretion and repurchases, if any, depend on a variety of factors, including legal requirements, price and economic and market conditions, royalty and milestone acquisition opportunities, and other factors. The repurchase authorization does not obligate us to acquire any particular amount of our common stock. The Board may suspend, modify, or terminate the stock repurchase program at any time without prior notice. All common stock repurchased by us during the three months ended December 31, 2025, were subsequently retired. Repurchases of our common stock during the three months ended December 31, 2025, were as follows:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2025	—	$ —	—	$ 47,591,985
November 1 – November 30, 2025 . .	—	$ —	—	$ 47,591,985
December 1 – December 31, 2025. . .	539,538	$ 25.30	539,538	$ 33,943,958
Total	539,538		539,538	$ 33,943,958

(1) The number of shares purchased is based on the settlement date.
(2) Average price per share includes commissions.

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

XOMA is a royalty aggregator. We have a sizable portfolio of economic rights to future potential milestone and royalty payments associated with over 120 commercial and pre-commercial therapeutic candidates. In 2017, we transformed our business model to become a royalty aggregator. We subsequently advanced our portfolio by building upon our existing out-licensing agreements for proprietary products and platforms through the acquisition of rights to future milestones, royalties and commercial payments. Currently, our portfolio is anchored royalty streams and milestone payments derived from seven commercial-stage assets. In 2025, we received $33.6 million in commercial payments and $16.9 million from milestone payments and other fees, for total cash receipts of $50.5 million. Our royalty aggregator business is primarily focused on early to mid-stage clinical assets, primarily in Phase 1 and 2 development, which we believe have significant commercial sales potential and that are licensed to well-funded sponsors or developers with established expertise in developing and commercializing drugs. We also acquire milestone and royalty revenue streams on late-stage clinical assets and commercial assets that are designed to address unmet markets or have a therapeutic advantage over other treatment options, and have long duration of market exclusivity. We expect most of our future revenue and income to be based on payments we may receive for milestones and royalties associated with these assets as well as the periodic recognition of income under the EIR method.

The generation of future revenues and income related to licenses, milestone payments, and royalties is dependent on the achievement of milestones or product sales by the sponsors, marketers, and licensees. We generated a net income of $31.7 million and net cash provided by operating activities was $2.9 million for the year ended December 31, 2025. We generated a net loss of $13.8 million and net cash used in operating activities was $13.7 million for the year ended December 31, 2024. We had an accumulated deficit of $1.2 billion as of December 31, 2025.

Recent Business Developments

Completed Acquisitions

Mural Acquisition

In December 2025, we acquired Mural for $2.035 per ordinary share and RSU, for a total purchase price of approximately $37.6 million. The transaction included the acquisition of short-term financial assets, such as cash and prepaid expenses. Because the fair value of these net assets exceeded the purchase price, we recognized a $3.2 million bargain purchase gain in other income (expense), net for the year ended December 31, 2025.

LAVA Acquisition

In November 2025, we acquired LAVA through a tender offer for $1.04 in cash per LAVA ordinary share and one non-transferable CVR per share, resulting in total purchase consideration of $39.0 million. As a part of the acquisition, we acquired IP assets related to LAVA's existing partnered programs with J&J and Pfizer, as well as LAVA-1266, a clinical program for acute myeloid leukemia and myelodysplastic syndrome. We have no plans to develop LAVA-1266, which is instead targeted for divestiture through sale or licensing. The value of the acquired IP assets was reduced by the excess of the fair value of the net assets acquired over the initial consideration based on the relative fair value of each IP. We are entitled to 25% of the net proceeds related to sales or licenses of these programs.

Under the LAVA CVR Agreement, CVR holders are entitled to 75% of the net proceeds from ongoing and future collaborations related to the partnered programs over a 10-year period, 75% of the net proceeds from the disposition of LAVA-1266, 100% of the amount by which LAVA's closing net cash exceeds the amount of closing net cash as determined by the LAVA Merger Agreement, minus any permitted deductions, as well as 100% of the tax reserve in the amount of approximately $6.3 million minus any permitted tax reserve matter expenses. In March 2026, we distributed $2.1 million to the LAVA CVR holders representing the excess net cash received in the transaction.

HilleVax Acquisition

In September 2025, we acquired HilleVax through a tender offer for $1.95 in cash per share of HilleVax common stock, plus one non-transferable CVR per share of HilleVax common stock, totaling approximately $105.3 million in purchase consideration. As part of the merger, we acquired IP assets related to HIL-216, a pre-clinical vaccine candidate, and assumed existing lease and sublease agreements. We have no plans to develop HIL-216, which is instead targeted for divestiture through sale or licensing. Under the HilleVax CVR Agreement, CVR holders are entitled to 90% of the net proceeds from the disposition of HIL-216 if sold within two years of the merger, 100% of the remaining unused funds in the related expense fund at the end of the two-year period, any adjustment of HilleVax's closing net cash, 100% of security deposit receipts associated with the Boston Lease, and 100% of lease payment obligations saved or the amount received from any subtenant associated with the Boston Lease if subleased within twelve months and 90% if subleased after twelve months. As a result of the acquisition, we recognized a $17.9 million bargain purchase gain included in other income (expense), net for the year ended December 31, 2025.

Turnstone Acquisition

In August 2025, we acquired Turnstone through a tender offer for $0.34 in cash per share of Turnstone common stock and one non-transferable CVR per share of Turnstone common stock, resulting in total purchase consideration of approximately $9.6 million. As part of the merger, we acquired certain short-term financial assets, primarily consisting of cash, receivables, prepaid expenses, and other current assets. Under the Turnstone CVR Agreement, CVR holders are entitled to 100% of the net proceeds from specified Turnstone tax receivables and a lease security deposit. As a result of the acquisition, we recognized a $1.8 million bargain purchase gain included in other income (expense), net for the year ended December 31, 2025.

Other Business Developments

Generation Bio Acquisition

In February 2026, we acquired Generation Bio through a tender offer for a base price of $4.2913 in cash per Generation Bio's ordinary share and one non-transferrable CVR per share.

Repare Acquisition and XenoTherapeutics Arranger Letter

In November 2025, the Repare Acquisition Agreement was executed, pursuant to which we acted as structuring agent in connection with the acquisition of Repare's issued and outstanding common shares by Xeno. Xeno agreed to pay us an arranger fee of $3.0 million following the closing of the Repare acquisition for the services we rendered, which fee was received in January 2026. BVF, a related party of the Company, owned approximately 24.0% of Repare before its acquisition by Xeno. The Repare acquisition closed on January 28, 2026.

ESSA Acquisition and XenoTherapeutics Arranger Letter

In October 2025, we acted as structuring agent in connection with the acquisition of ESSA's issued and outstanding common shares by Xeno. As part of the ESSA Acquisition Agreement, we agreed, among other things, to provide bridge financing to Xeno. To facilitate the closing of the acquisition, we extended a short-term loan of $5.9 million to Xeno, which was repaid in October 2025. Additionally, Xeno paid us an arranger fee of $3.0 million following the closing of the ESSA acquisition for the services we rendered in October 2025, which fee was received in October 2025. BVF, a related party of the Company, owned approximately 24.7% of ESSA before its acquisition by Xeno.

2025 Common Stock ATM Agreement

On October 3, 2025, we entered into a new ATM Agreement with Leerink under which we may offer and sell from time to time at our sole discretion shares of our common stock through Leerink as our sales agent, in an aggregate amount not to exceed $75.0 million. Leerink may sell the shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares up to the amount specified. We will pay Leerink a commission of up to 3% of the gross proceeds of any shares of common stock sold under the 2025 Common Stock ATM Agreement. From October 3, 2025 through December 31, 2025, we sold 8,966 shares of our common stock under the 2025 Common Stock ATM Agreement for net proceeds of approximately $0.3 million, and paid approximately $10,000 in commissions.

2025 Series B Preferred Stock ATM Agreement

On October 3, 2025, we also entered into a new ATM agreement with HCW under which we may offer and sell from time to time at our sole discretion depositary shares, each representing 1/1000th of a share of our Series B Preferred Stock, through HCW as our sales agent, in an aggregate amount not to exceed $50.0 million. HCW may sell the depositary shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the depositary shares up to the amount specified. We will pay HCW a commission of up to 3% of the gross proceeds of any depositary shares sold under the 2025 Series B Preferred Stock ATM Agreement. From October 3, 2025 through December 31, 2025, we sold 160,500 shares of our Series B Depository Shares under the 2025 Series B Preferred Stock ATM Agreement for net proceeds of approximately $4.0 million, and paid approximately $0.1 million in commissions with $0.1 million of fees waived.

Common Stock Buyback

In December 2025, we repurchased 539,131 shares of our common stock from one of our stockholders, for aggregate consideration of $13.6 million.

Portfolio Updates

Rezolute License Agreement

In May 2025, Rezolute dosed the last patient in its first Phase 3 trial of ersodetug (RZ358), and we earned a $5.0 million milestone payment pursuant to our Rezolute License Agreement. In December 2025, Rezolute announced the Phase 3 clinical study for ersodetug did not meet its primary and key secondary endpoints. In February 2026, Rezolute announced that it is undertaking extensive analysis of the trial results and other endpoints. Rezolute expects to meet with the FDA prior to the end of the first quarter of 2026 under its Breakthrough Therapy Designation to determine next steps for the program.

BioInvent License Agreement

In 2003, BioInvent granted us a non-exclusive license to BioInvent's product patents and know-how in exchange for future milestones and royalty payments from us under the BioInvent License Agreement. In 2006, we collaborated with Takeda to discover and develop antibodies, leading to the joint development of mezagitamab (TAK-079), which leveraged BioInvent's patents and know-how under the BioInvent License Agreement.

In May 2025, we entered into the BioInvent Agreement to acquire all of BioInvent's remaining rights to milestone payments and royalties owed by us under the BioInvent License Agreement. We paid BioInvent $20.0 million at closing and will be obligated to make an additional $10.0 million contingent payment upon FDA approval of mezagitamab.

Kinnate Acquisition

As of April 2, 2025, we completed the sale of all five pipeline assets that were acquired in the acquisition of Kinnate in April 2024. We are eligible to receive up to $270.0 million in upfront and milestone payments, as well as future royalty payments at rates ranging from the low single digits to mid-teens on commercial sales. Pursuant to the terms of Kinnate Merger Agreement, holders of the Kinnate CVRs will receive 85% of the net proceeds of such payments received by us prior to April 2, 2029. Funds related to modest upfront payments were distributed to Kinnate CVR holders in July 2025.

Takeda Collaboration Agreement and Takeda Revenue Share Agreement

In March 2025, Takeda dosed the first patient in its Phase 3 clinical trial of mezagitamab (TAK-079), and we earned a $3.0 million milestone payment pursuant to the Takeda Collaboration Agreement.

In December 2025, we entered into the Takeda Revenue Share Agreement and amended the Takeda Collaboration Agreement to exchange a portion of our rights to future royalties and certain expense reimbursement on mezagitamab under the Takeda Collaboration Agreement for development and commercial milestone payments and royalties from a basket of nine development-stage assets that are held within Takeda's portfolio.

Castle Creek Royalty Purchase Agreement

In February 2025, we contributed $5.0 million to Castle Creek's $75.0 million syndicated royalty financing transaction led by Ligand. Through this transaction, we acquired a royalty interest in D-Fi (FCX-007), a Phase 3 asset being developed by Castle Creek. D-Fi is being studied in DEB, a rare progressive and debilitating skin disorder. D-Fi has been granted Orphan Drug Designation for the treatment of DEB, as well as Rare Pediatric Disease, Fast Track, and Regenerative Medicine Advanced Therapy designations by the FDA.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, income and expenses, and related disclosures of contingent assets and liabilities. We routinely evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues, income, and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions.

Critical accounting estimates are those estimates that involve a significant level of judgment and/or estimation uncertainty and could have or are reasonably likely to have a material impact on our financial condition or results of operations. We believe the following critical accounting policies and estimates describe the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Purchase of Rights to Future Milestones, Royalties and Commercial Payments

We have purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestone payments, royalties and option fees on sales of products currently in clinical development or recently commercialized. We acquire such rights from various entities and record the amount paid for these rights as long-term royalty receivables. Agreements to purchase such rights do not have contractual terms typical of loans (such as contractual principal and interest amounts). As U.S. GAAP does not provide specific authoritative guidance covering such agreements, we have analogized and accounted for the purchased rights as a financial asset in accordance with ASC 310 as we believe our contractual rights to cash flows most closely resemble that of loans (see Note 4 to the consolidated financial statements).

Royalty and Commercial Payment Receivables (Cost Recovery Method)

We account for milestone and royalty rights related to developmental pipeline or recently commercialized products on a non-accrual basis using the cost recovery method for products where we are not able to reliably estimate the timing and amount of future cash flows. Our developmental pipeline products are non-commercial, non-approved products that require FDA or other regulatory approval and, thus, have uncertain cash flows. As of December 31, 2025, the Company is unable to reliably estimate the timing and/or amount of future cash flows associated with certain commercial product receivables and thus accounts for them under the cost recovery method. The carrying values of receivables for commercial and non-commercial products are classified as current receivables based on whether payments to be received in the near term are presumed to become probable and reasonably estimable. Under the cost recovery method, any milestone, royalty, or other payment received is recorded as a direct reduction of the recorded purchased receivable balance. When the recorded purchased receivable balance has been fully collected, any additional amounts collected will be recognized as income from purchased receivables under the cost recovery method.

We rely on third-party information to calculate the income recognized during the period. If the information upon which such income amounts are derived is provided to us from partners or other third parties in arrears, the amount of income recognized is the amount that is not expected to be subsequently reversed in future periods. Any difference between the estimated and actual income amounts will be recognized in subsequent periods.

Royalty and Commercial Payment Receivables (Effective Interest Rate Method)

We account for milestone and royalty rights related to commercial products that have reliably estimable cash flows at amortized cost under the prospective effective interest rate method. Under the effective interest rate method, we calculate the effective interest rate by forecasting the expected cash flows to be received and paid over the life of the asset. The effective interest rate is recalculated at each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. We estimate the expected cash flows based on information available to us from partners or other third parties. However, a shortened royalty term could result in a reduction in the effective interest rate, a decline in the carrying value of the receivable balance, or reductions in milestone or royalty payments compared to expectations.

We estimate the income recognized by multiplying the carrying value of the respective receivable under the effective interest rate method by the periodic interest rate. Variables affecting the recognition of income from purchased receivables under the effective interest rate method include any one of the following: (1) changes in expected cash flows of the underlying products, (2) regulatory approval of additional indications which leads to new cash flow streams, (3) changes to the estimated duration of the cash flows (e.g., patent expiration date) and (4) changes in amounts and timing of projected cash receipts and milestone payments. Any changes in the variables affecting the recognition of income from purchased receivables under the effective interest method is applied prospectively. The recognition of income from purchased receivables requires us to make estimates and assumptions around many factors, including those impacting the variables noted above.

Our prospective application of the effective interest rate method to measure royalty and commercial payment receivables requires our judgment in forecasting future expected cash flows and reliance on third-party information. We forecast expected sales based on sales projections of the underlying commercial products that are published in research analyst reports over the periods that we are entitled to rights to cash flows from royalties or milestones. Market research is generally based on analysis of factors such as commercial product growth in global economies, industry trends, and product life cycles. We consider commercial performance updates on regulatory approval for new indications or geographic areas or discontinuation of certain indications or geographic areas in our forecasting of future expected cash flows. We also consider royalty duration of the commercial products, which may be based on factors including but not limited to regulatory and marketing approval dates, patent expiration dates, first commercial sale, and generic sales. Loss of regulatory exclusivity, patent protection, or other additional factors that may be communicated to us by our partners or through third-party information may impact the royalty duration we use in forecasting future expected cash flows.

Contingent Payments

We may be obligated to make contingent payments related to certain product development milestones and sales-based milestones.

Under the cost recovery method, the contingent payments are evaluated to determine if they are subject to the provisions of ASC 815. Contingent payments subject to the scope of ASC 815 are measured at fair value at the inception of the arrangement, and subject to remeasurement to fair value during each reporting period. Any changes in the estimated fair value are recorded in the consolidated statements of operations. Contingent consideration payments that do not fall within the scope of ASC 815 are recognized when the amount is probable and estimable according to ASC 450.

Under the effective interest rate method, the amount and timing of contingent payments are included in the forecasted expected cash flows used to estimate royalty and commercial payment receivables and income from purchased receivables.

Allowance for Current Expected Credit Losses

We review our allowance for current expected credit losses on a quarterly basis based on updates from our partners, press releases and other publicly disclosed information on the status of clinical trials. Our current expected credit losses are based on an estimate of discounted future cash flows for our purchased receivables, which relies on assumptions including probability of technical success and discount rate. Changes to these assumptions could have a material impact on our financial statements.

Intangible Assets

Our intangible assets consist of IP from the acquisition of Pulmokine, the contract-based BioInvent intangible asset, and IP from the acquisition of LAVA. Intangible assets are amortized based on our best estimate of the distribution of the economic value of the respective intangible assets, which is generally the expected regulatory exclusivity. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Stock-Based Compensation

Stock-based compensation expense for stock options and other stock awards is estimated at the grant date based on the award's fair value-based measurement. The valuation of stock-based compensation awards is determined on the date of grant using the Black-Scholes Model. This model requires highly complex and subjective inputs, such as the expected term of the option and expected volatility. These inputs are subjective and generally require significant analysis and judgment to develop. Our current estimate of volatility is based on the historical volatility of our stock price. To the extent volatility in our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation expense recognized in future periods. To establish an estimate of expected term, we consider the vesting period and contractual period of the award and our historical experience of stock option exercises, post-vesting cancellations and volatility. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues. Forfeitures are recognized as they occur.

The grant date fair values of PSUs with market conditions are determined using the Monte Carlo valuation model. This model requires highly complex and subjective inputs, such as probability estimates. We record compensation expense for PSUs based on graded expense attribution over the requisite service periods.

We review our valuation assumptions quarterly and update our valuation assumptions used to value stock-based awards granted in future periods utilizing then-current data. In future periods, as additional empirical evidence regarding input estimates becomes available, we may change or refine our approach of deriving these input estimates. These changes could impact our fair value-based measurement of stock options granted in the future. Changes in the fair value-based measurement of stock awards could materially impact our operating results.

Results of Operations

Income and Revenues

Total income and revenues for the years ended December 31, 2025 and 2024, were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	Change
Income from purchased receivables under the EIR method	$ 26,745	$ 15,066	$ 11,679
Income from purchased receivables under the cost recovery method	13,744	3,201	10,543
Revenue from contracts with customers	10,350	6,650	3,700
Revenue recognized under units-of-revenue method	1,310	3,570	(2,260)
Total income and revenues	$ 52,149	$ 28,487	$ 23,662

Income from Purchased Receivables under the EIR Method and Cost Recovery Method

The following table summarizes income recognized from purchased receivables under the EIR method and cost recovery method during the years ended December 31, 2025 and 2024 (in thousands):

| | Year Ended December 31, | | |
	2025	2024	Change
Affitech (VABYSMO)	$ 23,957	$ 14,800	$ 9,157
Aptevo (IXINITY)	989	266	723
LadRx (MIPLYFFA)	1,799	—	1,799
Total income from purchased receivables under the EIR method	$ 26,745	$ 15,066	$ 11,679
Viracta (OJEMDA)	$ 13,716	$ 3,201	$ 10,515
Talphera (DSUVIA)	28	—	28
Total income from purchased receivables under the cost recovery method	$ 13,744	$ 3,201	$ 10,543

Income from purchased receivables under the EIR method for the year ended December 31, 2025, included estimated income under the EIR method related to sales of VABYSMO of $24.0 million, sales of MIPLYFFA of $1.8 million, and sales of IXINITY of $1.0 million. Income from purchased receivables under the EIR method for the year ended December 31, 2024, included estimated income under the EIR method related to sales of VABYSMO of $14.8 million and sales of IXINITY of $0.3 million. We expect income related to VABYSMO to increase in future periods based on projected sales estimates; however, the increase in income may not be at the same rate as the increase from 2024 to 2025. We expected income related to MIPLYFFA to increase in future periods based on projected sales estimates.

Income from purchased receivables under the cost recovery method for the year ended December 31, 2025, included $13.7 million for OJEMDA, including a one-time $4.0 million milestone payment related to Day One's MAA filing with the EMA, a $2.0 million milestone payment related to Day One's NDA filing in Japan, and $7.7 million in royalties. Income from purchased receivables under the cost recovery method for the year ended December 31, 2024, included $2.7 million in estimated income under the cost recovery method related to sales of OJEMDA and $0.5 million related to a milestone payment under the Viracta RPA. OJEMDA was launched in the second quarter of 2024, and we expect income from related royalties to increase in future periods based on projections reported by Day One.

Revenue from Contracts with Customers

Revenue from contracts with customers includes upfront fees, annual license fees and milestone payments related to the out-licensing of our legacy product candidates and technologies. Revenue from contracts with customers for the year ended December 31, 2025, primarily included a milestone payment of $5.0 million pursuant to our Rezolute License

Agreement, $4.1 million pursuant to the Takeda Collaboration Agreement, including $3.0 million from a milestone payment and $1.1 million in other revenue, and $1.3 million in other milestone payments. Revenue from contracts with customers for the year ended December 31, 2024, primarily included a milestone payment of $5.0 million pursuant to our license agreement with Rezolute, a $0.5 million option fee under our license agreement with Alexion, and a milestone payment of $1.0 million pursuant to a license agreement with an undisclosed licensee.

Revenue Recognized under Units-of-Revenue Method

Revenue recognized under the units-of-revenue method includes the amortization of unearned revenue from the sale of royalty interests to HCRP in 2016. Changes in revenues recognized in each year presented are related to the changes in estimated royalties received by HCRP.

R&D Expenses

Total research and development expenses for the years ended December 31, 2025 and 2024, were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**Change**
Research and development	$ 1,712	$ 2,875	$ (1,163)

R&D expense was $1.7 million for the year ended December 31, 2025, compared with $2.9 million for the year ended December 31, 2024. The decrease of $1.2 million was primarily due to a decrease of $2.4 million in clinical trial costs related to the wind-down activities of KIN-3248 subsequent to our acquisition of Kinnate in April 2024, partially offset by increases of $1.0 million in pass-through license fees reimbursed through a license agreement and $0.3 million related to our wind-down activities of HilleVax. We may incur increased R&D costs associated with our contemplated acquisitions.

G&A Expenses

Total general and administrative expenses for the years ended December 31, 2025 and 2024, were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**Change**
General and administrative	$ 36,092	$ 34,478	$ 1,614

G&A expenses include salaries and related personnel costs, professional fees, and facilities costs. For the year ended December 31, 2025, G&A expenses were $36.1 million, compared with $34.5 million for the year ended December 31, 2024. The increase of $1.6 million was primarily due to an increase in business development and deal-related costs of $3.7 million, an increase in lease costs of $1.0 million primarily related to the HilleVax acquisition, partially offset by $3.6 million in costs related to exit packages for Kinnate senior leadership in 2024 and a decrease of $1.0 million in share-based compensation.

G&A expenses for the year ended December 31, 2025 also include an increase of approximately $1.1 million associated with ongoing litigation initiated by us against Janssen asserting claims for breach of contract and unjust enrichment arising from Janssen's unauthorized use of our intellectual property in the commercialization of TREMFYA (guselkumab). We expect to continue to incur legal fees and other professional service costs associated with pursuing this litigation. Litigation is inherently uncertain, and there can be no assurance regarding the outcome of the matter or the timing or amount of any potential recovery.

G&A expenses included non-cash share-based compensation expenses of $9.3 million and $10.3 million for the years ended December 31, 2025 and 2024, respectively.

Credit Losses on Purchased Receivables

There were no credit losses on purchased receivables for the year ended December 31, 2025.

Credit losses on purchased receivables were $30.9 million for the year ended December 31, 2024, and consisted of $9.0 million related to our Aronora RPA in the second quarter of 2024, $14.0 million related to our Agenus RPA in the third quarter of 2024, and $7.9 million related to our Talphera CPPA in the fourth quarter of 2024.

Other Income (Expense), Net

Interest Expense

Interest expense includes the accretion of debt discount and debt issuance costs. Interest expense for the years ended December 31, 2025 and 2024, was as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	Change
Accrued interest expense	$ 11,644	$ 12,490	$ (846)
Accretion of debt discount and debt issuance costs	1,387	1,350	37
Total interest expense	$ 13,031	$ 13,840	$ (809)

Interest expense incurred for the years ended December 31, 2025 and 2024, was related to our Blue Owl Loan. The decrease for the year ended December 31, 2025, was due to a decrease in the principal balance.

Gains on Acquisitions

During the year ended December 31, 2025, we recognized a gain on acquisition of HilleVax of $17.9 million, a gain on acquisition of Turnstone of $1.8 million, a gain on acquisition of Mural of $3.2 million, and a reduction to the gains on acquisitions of $1.7 million to remove a previously recognized prepaid asset for the Kinnate acquisition that occurred in the quarter ended June 30, 2024.

Change in Fair Value of Embedded Derivative Related to RPA

Throughout the year ended December 31, 2025, the estimated fair value of embedded derivatives related to RPA remained negligible. During the year ended December 31, 2024, we recognized an $8.1 million change in fair value of an embedded derivative related to RPA associated with a payment of $8.1 million for the sale of a priority review voucher by Day One, which we earned pursuant to the Viracta RPA.

Other Income, Net

Other income, net for the years ended December 31, 2025 and 2024, was as follows (in thousands):

	Year Ended December 31,					
	2025		**2024**		**Change**	
Other income, net						
Gain on sale of equity securities	$	3,663	$	—	$	3,663
Investment income		3,470		6,493		(3,023)
Arranger fee from ESSA transaction		3,000		—		3,000
Sublease income		840		272		568
Unrealized gain from change in fair value of equity securities		90		131		(41)
Other miscellaneous income, net		1,175		25		1,150
Total other income, net	$	12,238	$	6,921	$	5,317

During the year ended December 31, 2025, we recognized a gain of $3.7 million from the sale of equity securities.

The decrease of $3.0 million in investment income for the year ended December 31, 2025, as compared to 2024 was due to lower cash balances.

For the year ended December 31, 2025, the increase in other miscellaneous income, net was primarily due to $0.7 million from the HilleVax final net cash reconciliation and $0.5 million in upfront fees in connection with the sale of the legacy Kinnate assets in the second quarter of 2025, net of $0.6 million of related distributions to Kinnate CVR holders.

Income Taxes Benefit (Expense)

We recorded income tax expense of approximately $0.1 million for the year ended December 31, 2025, primarily related to the recognition of a deferred tax liability associated with the acquisitions of HilleVax and LAVA, reflecting expected withholding taxes on the anticipated repatriation of earnings from the Company's Swiss and Australian subsidiaries. This compares to an income tax benefit of $5.7 million for the year ended December 31, 2024, primarily related to the release of valuation allowance resulting from the deferred tax liability recorded on intangible assets acquired in the Pulmokine acquisition. We continue to maintain a full valuation allowance against our net deferred tax assets. We had a total of $5.9 million of gross unrecognized tax benefits as of December 31, 2025, none of which would impact our effective tax rate to the extent that we continue to maintain a full valuation allowance against our deferred tax assets. We do not expect our unrecognized tax benefits to change significantly over the next twelve months.

Liquidity and Capital Resources

Our cash and cash equivalents, restricted cash, and cash flow activities as of and for each of the years presented were as follows (in thousands):

	December 31, 2025		December 31, 2024		Change	
Cash and cash equivalents	$	82,908	$	101,654	$	(18,746)
Short-term restricted cash	$	5,441	$	1,330	$	4,111
Long-term restricted cash	$	45,361	$	3,432	$	41,929
Net increase in cash, cash equivalents, and restricted cash					$	27,294

The decrease in cash and cash equivalents of $18.7 million from December 31, 2024 to December 31, 2025 was primarily driven by $50.5 million of cash received from our purchased receivables and contracts with customers offset by $22.5 million in principal and interest payments for the Blue Owl Loan, $20.7 million purchase of BioInvent intangible asset, $16.0 million repurchase of common stock, and $8.0 million in payments related to RPAs. The increase of $46.0

million in restricted cash from December 31, 2024 to December 31, 2025 was primarily due to additions of $51.4 million of restricted cash acquired from the various acquisitions during the year, net of restricted cash changes related to the Blue Owl Loan and payments on the Boston Lease.

	Year Ended December 31,				Change	
	2025		2024			
Net cash provided by (used in) operating activities	$	2,871	$	(13,748)	$	16,619
Net cash provided by (used in) investing activities		50,886		(28,259)		79,145
Net cash used in financing activities		(26,463)		(11,127)		(15,336)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$	27,294	$	(53,134)	$	80,428

Net cash provided by operating activities was $2.9 million for the year ended December 31, 2025, compared with net cash used in operating activities of 13.7 million for the year ended December 31, 2024. The change was primarily driven by cash receipts during the year (see further details in the Capital Resources section below).

Net cash provided by investing activities was $50.9 million for the year ended December 31, 2025, compared with net cash used in investing activities of $28.3 million for the year ended December 31, 2024. The difference was primarily driven by the net cash acquired in the HilleVax acquisition of $46.4 million, net cash acquired in the LAVA acquisition of $15.3 million, the sale of equity securities for $7.0 million, net cash acquired in the Mural acquisition of $4.5 million, cash receipts from royalty and commercial payments of $3.3 million, and net cash acquired in the Turnstone acquisition of $3.9 million, partially offset by the payment for the BioInvent contract-based intangible asset of $20.7 million, payments related to the Castle Creek royalty financing of $5.0 million, and payments of contingent consideration under RPAs, CPPAs, and PIPAs of $3.0 million.

Net cash used in financing activities for the year ended December 31, 2025 was $26.5 million, compared with $11.1 million for the year ended December 31, 2024. The difference was primarily due to repurchases of common stock of $16.0 million, principal repayments on our Blue Owl Loan of $10.6 million (compared with $6.9 million in principal repayments in the year ended December 31, 2024), partially offset by net proceeds from issuances of Series B Preferred Stock of $4.0 million.

Capital Resources

We have historically financed our operations and acquisitions through debt facilities, the issuance of our common stock, Series A and Series B Preferred Stock, and amounts received as milestone payments under our license agreements. Cash received from commercial payments related to sales of VABYSMO will be used to pay down the principal amount and interest due on our Blue Owl Loan until the loan is repaid in full. We also receive cash payments from our purchased receivables, and these receipts have been increasing in recent years as our portfolio matures. Below is a summary of the cash received from our purchased receivables and contracts with customers for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Royalties and commercial payments		
VABYSMO	$ 22,507	$ 16,888
OJEMDA	6,404	1,413
MIPLYFFA	2,884	—
IXINITY	1,724	1,613
OTHER	32	97
Total royalties and commercial payments	33,551	20,011
Other receipts from purchased receivables	6,000	19,250
Receipts from contracts with customers	10,900	7,100
Total cash receipts	$ 50,451	$ 46,361

We have historically incurred significant operating losses and as of December 31, 2025, we had an accumulated deficit of $1.2 billion. As of December 31, 2025, we had $82.9 million in unrestricted cash and cash equivalents and $50.8 million in restricted cash. Based on our current cash balance and our planned discretionary spending, such as royalty or other acquisitions, we believe that our current financial resources are sufficient to fund our planned operations, commitments, and contractual obligations for a period of at least one year following the filing date of this Annual Report.

The generation of future income and revenue related to royalties and milestone payments is dependent on the achievement of product sales or milestones by our existing partners. Milestone payments earned in prior periods are not indicative of anticipated milestone payments in future periods. We may seek additional capital through our 2025 Common Stock ATM Agreement or our 2025 Series B Preferred Stock ATM Agreement (see Note 14 to the consolidated financial statements), or through other public or private debt or equity transactions. Our ability to raise additional capital in the equity and debt markets, should we choose to do so, is dependent on a number of factors, including, but not limited to, the market demand for our common and preferred stock, which are subject to a number of development and business risks and uncertainties, our creditworthiness and whether were are able to raise such additional capital at a price or on terms that are favorable to us, if at all. If we are unable to raise additional funds when we need them, our business and operations may be adversely affected.

Material Cash Requirements

Our material cash requirements in the short and long term consist of the following:

Operating Expenditures: Our primary uses of cash for our operating expenses include employee and related costs, consultant fees to support our administrative and business development efforts, legal and accounting fees, insurance costs, and costs associated with our investor relations and IT services.

To support our royalty aggregator business model, we engage third parties to assist in the evaluation of potential acquisitions of milestone payments and royalty streams. Additional operating expenses, including consulting and legal costs, may continue to increase in 2026 in response to an anticipated increase in the volume of royalty or acquisition targets evaluated or completed.

We have an operating lease for our headquarters in Emeryville, California that expires in April 2029. As of December 31, 2025, we expect to incur incremental undiscounted costs of $0.3 million associated with our building lease.

In September 2025, as part of the HilleVax acquisition, we acquired the Boston Lease that expires on December 31, 2032. Of the total cash we received in the HilleVax acquisition, a corresponding $40.7 million was reserved as of December 31, 2025, to pay the future Boston Lease obligations. As of December 31, 2025, undiscounted lease payments of $28.7 million were reserved as part of the restricted cash held for Boston Lease payments. If the Boston Lease is terminated, assigned, or subleased within twelve months of the HilleVax Merger Closing Date, 100% of the amount received from any subtenant will be distributed to CVR holders. If the Boston Lease is terminated, assigned, or subleased after twelve months of the HilleVax Merger Closing Date, 90% of the applicable receipts will be distributed to CVR holders.

Stock Repurchase Program: On January 2, 2024, our Board authorized our stock repurchase program, which permits us to purchase up to $50.0 million of our common stock through January 2027. During the year ended December 31, 2025, we repurchased a total of 648,048 shares of common stock pursuant to the stock repurchase program for $16.0 million. Our repurchases exceeded the $1.0 million annual de minimis threshold established by Internal Revenue Code Section 4501, resulting in a 1% excise tax of $68,000 for the year ended December 31, 2025, related to stock repurchases. The excise tax was recorded as a non-cash reduction to stockholders' equity and did not impact our net income or operating cash flows. As of December 31, 2025, we repurchased a total of 648,708 shares of common stock pursuant to the stock repurchase program for $16.1 million.

Cash-Out Arrangement: On October 13, 2025, the compensation committee of the Board approved a cash-out arrangement for certain stock options held by Thomas Burns, our former Chief Financial Officer. In January 2026, we announced Mr. Burns' resignation, following which the Cash-Out Agreement was terminated and no cash was disbursed.

Long-Term Debt: Under the Blue Owl Loan Agreement, the outstanding principal balance bears interest at an annual rate of 9.875%. XRL began making payments of interest under the Blue Owl Loan Agreement semi-annually in March 2024 using the royalties received on worldwide net sales of VABYSMO, pursuant to the Affitech CPPA. On each interest payment date, any shortfall in interest payment will be paid from the interest reserve, any uncured shortfall in interest payment that exceeds the interest reserve will increase the outstanding principal amount of the loan, and any royalty payments in excess of accrued interest on the loan will be used to repay the principal of the loan until the balance is fully repaid. As of December 31, 2025, XRL held restricted cash of $2.2 million in reserve accounts that may only be used to pay interest and administrative fees and XRL's operating expenses pursuant to the Blue Owl Loan Agreement. As of December 31, 2025, the current and non-current portion of the initial term loan was $12.5 million and $96.5 million, respectively, and $2.0 million of the restricted cash was classified as non-current.

RPAs, AAAs, and CPPAs: A significant component of our business model is to acquire rights to potential future milestone payments and royalty payment streams. We expect to continue deploying capital toward these acquisitions in the near and long term.

We will be obligated to pay an additional $11.0 million for each successive $22.0 million received by us under the Daré RPAs after achievement of a return threshold of $88.0 million.

In addition, we have potential sales-based milestone payments that may become due under our agreement with Kuros. All of these milestones and royalty payments represent a portion of the funds we may receive in the future pursuant to this agreement, and therefore we expect these payments to be fully funded by the related royalty or commercial payment receipts.

Collaborative Agreements, Royalties and Milestone Payments: We may need to make potential future milestone payments and pay legal fees to third parties as part of our licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory, and commercial milestones by our licensees. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $12.1 million (assuming one product per contract meets all milestone events) have not been recorded on our consolidated balance sheet as of December 31, 2025, including the $10.0 million BioInvent contingent consideration. We are unable to determine precisely when and if our payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties. We expect all payments due to be funded by a portion of the related milestone or royalty revenue we receive or we expect these payments to be reimbursed by our licensees.

Dividends: Holders of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per share of Series A Preferred Stock per year). Holders of Series B Depositary Shares are entitled to receive, when and as declared by our Board, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year, which is equivalent to $2,093.75 per year per share of Series B Preferred Stock ($2.09375 per year per depositary share). Dividends on the Series A and Series B Preferred Stock are payable in arrears on or about the 15th day of January, April, July, and October of each year. Since original issuance, all dividends have been paid as scheduled. We expect to continue making these dividend payments as scheduled using our existing capital resources.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements for information regarding new accounting pronouncements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this Item.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of the Registrant, related notes and report of independent registered public accounting firm are set forth beginning on page F-1 of this Annual Report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (our Principal Executive Officer) and our Chief Financial Officer (our Principal Financial and Accounting Officer), we conducted an evaluation of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report. Our disclosure controls and procedures are intended to help ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The Company's internal control system is designed to provide reasonable assurance to our management and Board regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the U.S.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—*Integrated Framework (2013 Framework)*. Based on this assessment, management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report from our registered public accounting firm regarding our internal control over financial reporting due to an exemption for "non-accelerated filers."

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during the fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

(b) Trading Plans

During the fiscal quarter ended December 31, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K), except as described below.

On December 22, 2025, Thomas Burns, our former Chief Financial Officer, terminated a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act to sell up to 142,278 shares of our common stock between January 15, 2026 through February 11, 2027, subject to certain conditions.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item will be included in our proxy statement for the 2026 Annual Meeting of Stockholders ("2026 Proxy Statement"), under the sections labeled *"Election of Directors," "Information about our Executive Officers," "Board Matters," "Insider Trading Policy and Prohibitions on Derivatives, Hedging, Monetization and Other Transactions"* and, as applicable, *"Delinquent Section 16(a) Reports"* and is incorporated by reference. The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this Annual Report relates.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of our employees, officers and directors including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial and principal accounting officer), or persons performing similar functions. Our Code of Ethics is posted on the Company's website at https://investors.xoma.com/corporate-governance. We intend to satisfy the applicable disclosure requirements regarding amendments to certain provisions of the Code of Ethics, or waivers of the Code of Ethics granted to executive officers and directors, by posting such information on our website within four business days following the date of the amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item will be included in our 2026 Proxy Statement under the sections labeled *"Compensation of Executive Officers," "Compensation of Directors,"* and *"Compensation Committee Interlocks"* and is incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will be included in our 2026 Proxy Statement under the sections labeled *"Security Ownership of Certain Beneficial Owners and Management"* and *"Securities Authorized for Issuance under Equity Compensation Plans"* and is incorporated by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item will be included in our 2026 Proxy Statement under the sections labeled *"Board Matters"* and *"Transactions with Related Persons"* and is incorporated by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item will be included in our 2026 Proxy Statement under the section labeled *"Ratification of the Selection of the Independent Registered Public Accounting Firm"* and is incorporated by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are included as part of this Annual Report on Form 10-K:

(1) Financial Statements:

All financial statements of the Registrant referred to in Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

All financial statements schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto or is not applicable or required.

(3) Exhibits:

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger between the Company, Kinnate and Merger Sub, dated February 16, 2024	8-K	001-39801	2.1	02/16/2024
2.2	Contingent Value Rights Agreement, dated April 3, 2024, by and between the Company, XRA 1 Corp., Broadridge Corporate Issuer Solutions, LLC and Fortis Advisors LLC	8-K	001-39801	2.2	04/03/2024
2.3	Plan of Conversion of the Company	8-K	001-39801	2.1	05/30/2025
2.4	Agreement and Plan of Merger, dated June 26, 2025, by and among the Company, Turnstone Biologics Corp. and XRA 3 Corp.	8-K	001-39801	2.1	08/15/2025
2.5	Contingent Value Rights Agreement, dated August 11, 2025, by and among the Company, Broadridge Corporate Issuer Solutions, LLC and WT Representative LLC	8-K	001-39801	2.2	08/15/2025
2.6	Agreement and Plan of Merger, dated August 4, 2025, by and among the Company, HilleVax, Inc. and XRA 4 Corp.	8-K	001-39801	2.1	09/23/2025
2.7	Contingent Value Rights Agreement, dated September 17, 2025, by and among the Company, XRA 4 Corp., Broadridge Corporate Issuer Solutions, LLC and Dr. Robert Hershberg, solely in his capacity as the initial representative, agent and attorney-in-fact of the Holders	8-K	001-39801	2.2	09/23/2025
2.8	Share Purchase Agreement, by and among the Company and LAVA Therapeutics N.V., dated August 3, 2025	8-K	001-39801	2.1	11/21/2025
2.9	Amendment to Share Purchase Agreement, by and among the Company and LAVA Therapeutics N.V., dated October 17, 2025	8-K	001-39801	2.2	11/21/2025
2.10	Form of Contingent Value Rights Agreement	8-K	001-39801	2.3	11/21/2025
2.11	Transaction Agreement, by and among the Company, XRA 5 Corp. and Mural Oncology plc, dated August 20, 2025	8-K	001-39801	2.1	12/05/2025
2.12	Agreement and Plan of Merger, dated December 15, 2025, by and among the Company, Generation Bio Co. and XRA 7 Corp.	8-K	001-39801	2.1	02/09/2026

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
2.13	Contingent Value Rights Agreement, dated February 9, 2026, by and among the Company, XRA 7 Corp., and Broadridge Corporate Issuer Solutions, LLC.	8-K	001-39801	2.2	02/09/2026
3.1	Articles of Incorporation of the Company	8-K	001-39801	3.1	05/30/2025
3.2	Certificate of Designation of Series X Convertible Preferred Stock	10-Q	001-39801	3.2	08/13/2025
3.3	Certificate of Designation of 8.625% Series A Cumulative Perpetual Preferred Stock	10-Q	001-39801	3.3	08/13/2025
3.4	Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock	10-Q	001-39801	3.4	08/13/2025
3.5	Certificate of Correction, dated September 23, 2025, to the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock	8-K	001-39801	3.1	09/26/2025
3.6	Bylaws of the Company	8-K	001-39801	3.2	05/30/2025
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, and 3.6				
4.2	Deposit Agreement, dated effective April 9, 2021, by and among the Company, American Stock Transfer & Trust Company, LLC, as depositary, and the holders of the depositary receipts issued thereunder	8-K	001-39801	4.1	04/08/2021
4.3	Form of Warrants (May 2018 Warrants)	10-Q	000-14710	4.6	08/07/2018
4.4	Form of Warrants (March 2019 Warrants)	10-Q	000-14710	4.7	05/06/2019
4.5	Form of Warrant (December 2023) ($35.00 Exercise Price)	8-K	001-39801	4.1	12/19/2023
4.6	Form of Warrant (December 2023) ($42.50 Exercise Price)	8-K	001-39801	4.2	12/19/2023
4.7	Form of Warrant (December 2023) ($50.00 Exercise Price)	8-K	001-39801	4.3	12/19/2023
4.8	Form of Indenture	S-3	333-277794	4.6	03/08/2024
4.9[+]	Description of Registrant's Securities				
10.1*	Amended and Restated 2010 Long Term Incentive and Stock Award Plan	8-K	001-39801	10.1	05/30/2025

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.2*	Form of Stock Option Agreement for Amended and Restated 2010 Long Term Incentive and Stock Award Plan	10-K	000-14710	10.6A	03/14/2012
10.3*	Form of Performance Stock Unit Agreement under the Amended and Restated 2010 Long Term Incentive and Stock Award Plan	8-K	001-39801	10.1	05/18/2023
10.4*	2016 Non-Equity Incentive Compensation Plan	10-Q	000-14710	10.1	05/04/2016
10.5*	Amended 2015 Employee Share Purchase Plan	8-K	000-14710	10.2	05/24/2017
10.6*	Form of Subscription Agreement and Authorization of Deduction under the 2015 Employee Stock Purchase Plan	S-8	333-204367	99.2	05/21/2015
10.7*	Officer Employment Agreement, dated August 7, 2017, between the Company and Thomas Burns	10-Q	000-14710	10.8	11/06/2017
10.8#*	Letter Amendment to Officer Employment Agreement dated April 1, 2022, between the Company and Thomas Burns	10-Q	001-39801	10.2	05/05/2022
10.9#*	Letter Amendment to Officer Employment Agreement dated November 1, 2022, between the Company and Thomas Burns	10-K	001-39801	10.10	03/09/2023
10.10+*	Separation and Consulting Agreement, dated January 15, 2026, between the Company and Thomas Burns				
10.11*	Form of Indemnity Agreement for Directors and Officers	10-Q	001-39801	10.2	08/13/2025
10.12#*	The Retention and Severance Plan, dated March 31, 2022	10-Q	001-39801	10.1	05/05/2022
10.13#*	The Amended Retention and Severance Plan, dated October 25, 2022	10-K	001-39801	10.14	03/09/2023
10.14*	Officer Employment Agreement, dated January 3, 2023, between the Company and Owen Hughes	10-K	001-39801	10.15	03/09/2023
10.15*	Amended and Restated Officer Employment Agreement, dated January 8, 2024, between the Company and Owen Hughes	10-K	001-39801	10.16	3/8/2024

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.16*	Officer Employment Agreement, dated January 3, 2023, between the Company and Bradley Sitko	10-K	001-39801	10.16	03/09/2023
10.17+*	Officer Employment Agreement, dated January 12, 2026, between the Company and Jeffrey Trigilio				
10.18*	Inducement Stock Option Agreement, by and between the Company and Owen Hughes	S-8	333-269459	99.2	01/30/2023
10.19*	Inducement Stock Option Agreement, by and between the Company and Owen Hughes	S-8	333-269459	99.3	01/30/2023
10.20*	Inducement Stock Option Agreement, by and between the Company and Bradley Sitko	S-8	333-269459	99.4	01/30/2023
10.21*	Inducement Stock Option Agreement, by and between the Company and Bradley Sitko	S-8	333-269459	99.5	01/30/2023
10.22†	License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-K	000-14710	10.66	03/07/2018
10.23†	Amendment No. 1, dated March 30, 2018, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio, Inc.)	10-Q	000-14710	10.1	05/09/2018
10.24†	Amendment No. 2, dated January 7, 2019, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-K	000-14710	10.71	03/07/2019
10.25	Amendment No. 3, dated March 31, 2020, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-Q	000-14710	10.2	05/05/2020
10.26#	Commercial Payment Purchase Agreement, dated October 6, 2021, by and among XOMA (US) LLC and Affitech Research AS	10-K	001-39801	10.48	03/08/2021
10.27#	Royalty Purchase Agreement dated March 22, 2021 between XOMA (US) LLC and Viracta Therapeutics, Inc.	10-Q	001-39801	10.1	05/06/2021
10.28	Amendment No. 1, dated March 4, 2024, to the Royalty Purchase Agreement dated March 22, 2021 between XOMA (US) LLC and Viracta Therapeutics, Inc.	10-K	001-39801	10.30	03/17/2025

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.29#	Assignment and Assumption Agreement, dated as of June 21, 2023, by and between XOMA (US) LLC and LadRx Corporation	10-Q	001-39801	10.3	08/08/2023
10.30#	Royalty Purchase Agreement, dated as of June 21, 2023, by and between XOMA (US) LLC and LadRx Corporation	10-Q	001-39801	10.4	08/08/2023
10.31	Amendment No. 1, dated June 3, 2024, to the Royalty Purchase Agreement, dated as of June 21, 2023, by and between XOMA (US) LLC and LadRx Corporation	10-K	001-39801	10.34	03/17/2025
10.32#	Loan Agreement dated December 15, 2023, between XRL 1 LLC, the lenders from time to time party thereto and Blue Owl Capital Corporation	10-K	001-39801	10.63	03/08/2024
10.33#	Sale, Contribution and Servicing Agreement dated as of December 15, 2023 by and among XOMA (US) LLC, as Seller, and solely for purposes of Section 2.03 and Section 4.03(b)(ii) therein, the Company, as Parent, on the one hand and XRL 1 LLC, as Purchaser, on the other hand	10-K	001-39801	10.64	03/08/2024
10.34#	Office Lease dated June 27, 2023 between KBSIII Towers at Emeryville, LLC and XOMA (US) LLC	10-K	001-39801	10.65	03/08/2024
10.35#	Net Office Lease dated August 5, 2021 between Presidio Trust and Kinnate Biopharma Inc.	10-Q	001-39801	10.1	08/13/2024
10.36#	Letter Agreement dated August 26, 2021 between Presidio Trust and Kinnate Biopharma Inc.	10-Q	001-39801	10.2	08/13/2024
10.37#	Landlord Consent to Assignment and Assumption of Lease dated February 1, 2024 by and among Presidio Trust, Kinnate Biopharma Inc., and Eventbrite, Inc.	10-Q	001-39801	10.3	08/13/2024
10.38	Sales Agreement, dated October 3, 2025, by and between the Company and Leerink Partners LLC	8-K	001-39801	1.1	10/03/2025
10.39	Sales Agreement, dated October 3, 2025, by and between the Company and H.C. Wainwright & Co., LLC	8-K	001-39801	1.2	10/03/2025

		Incorporation By Reference			
Exhibit Number	Exhibit Description	Form	SEC File No.	Exhibit	Filing Date
19.1	Insider Trading Policy	10-K	001-39801	19.1	03/17/2025
21.1[+]	Subsidiaries of the Company				
23.1[+]	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				
24.1[+]	Power of Attorney (included on the signature page of this report)				
31.1[+]	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934				
31.2[+]	Certification of Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934				
32.1[(1)]	Certifications of Chief Executive Officer and Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. §1350				
97	Incentive Compensation Clawback Policy	10-K	001-39801	97	03/08/2024
101.INS[+]	Inline XBRL Instance Document				
101.SCH[+]	Inline XBRL Taxonomy Extension Schema Document				
101.CAL[+]	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF[+]	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB[+]	Inline XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE[+]	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

†   Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

*   Indicates a management contract or compensation plan or arrangement.

+   Filed herewith.

Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted material is of the type that the Registrant treats as private or confidential.

(1) Furnished herewith. The certifications that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 18th day of March 2026.

XOMA Royalty Corporation

By: /s/ OWEN HUGHES
                    Owen Hughes
           Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Owen Hughes and Jeffrey Trigilio, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Owen Hughes **(Owen Hughes)**	Chief Executive Officer and Director (Principal Executive Officer)	March 18, 2026
/s/ Jeffrey Trigilio **(Jeffrey Trigilio)**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 18, 2026
/s/ Jack L. Wyszomierski **(Jack L. Wyszomierski)**	Chairman of the Board	March 18, 2026
/s/ Heather L. Franklin **(Heather L. Franklin)**	Director	March 18, 2026
/s/ Natasha Hernday **(Natasha Hernday)**	Director	March 18, 2026
/s/ Barbara Kosacz **(Barbara Kosacz)**	Director	March 18, 2026
/s/ Joseph M. Limber **(Joseph M. Limber)**	Director	March 18, 2026
/s/ Matthew Perry **(Matthew Perry)**	Director	March 18, 2026

Index to Consolidated Financial Statements

[This page intentionally left blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of XOMA Royalty Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XOMA Royalty Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Royalty and commercial payment receivables and Income from purchased receivables under the effective interest rate ("EIR") method — Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company has purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, royalties and option fees on sales of products ("royalty and commercial payment receivables") currently in clinical development or recently commercialized. The carrying value of the total royalty and commercial payment receivables is $83.1 million as of December 31, 2025. For the year ended December 31, 2025, the Company recognized income from purchased receivables under the EIR method of $26.7 million. As explained in Note 2 to the consolidated financial statements, the Company accounts for royalty and commercial payment receivables either on a non-accrual basis using the cost recovery method or at amortized cost under the prospective EIR method. The Company accounts for rights to future milestones, royalties, and commercial payments related to commercial products with future cash flows that can be reliably estimated under the prospective EIR method. Additionally, management assesses all royalty and commercial payment receivables for current expected credit losses at each reporting date.

We identified the decision to account for a specific royalty and commercial payment receivable prospectively under the EIR method, the estimated cash flows used within the EIR method and the evaluation of expected credit losses as a critical audit matter. This determination was due to the judgments and assumptions used by management to estimate the future cash flows of each royalty and commercial payment receivable. Auditing the estimated future cash flows of the royalty and commercial payment receivables and related income recognized under the EIR method involved complex auditor judgment, because the assumptions used by management to estimate the expected cash flows from the underlying royalty and commercial payment receivable are affected by changes in market conditions such as commercial product growth in global economies, industry trends, product life cycles, regulatory approval in geographical areas, discontinuation of certain indications or geographic areas, and royalty duration.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of assumptions used in the Company's estimated cash flows used for those royalty and commercial payment receivables accounted for under the EIR method, as well as the evaluation of assumptions used in the Company's credit loss assessment of the royalty and commercial payment receivables under both the EIR and cost recovery methods, included the following, among others:

We evaluated the methodology and completeness and accuracy of the key assumptions used by management to forecast the expected cash flows of the Company's royalty and commercial payment receivables to assess whether those expected cash flows were reliably estimable. Our procedures included comparing past forecasts to actual results, where applicable, and comparing the expected cash flows to information from partners, third-party analyst reports or other published sales information. We compared the royalty duration utilized within the expected cash flows to the original purchase agreements and confirmed the terms of those original purchase agreements, and any subsequent amendments, with the counterparty.

We recalculated the effective interest rate and associated income from purchase receivables under the EIR method.

We evaluated the Company's assessment of expected credit losses by developing an independent expectation of expected credit losses through research of third-party disclosures and clinical trial news for programs associated with the milestone and royalty rights and comparing such expectation to those included in the Company's analysis.

We inspected the Company's documentation of inquiries and written correspondence to obtain program updates from the selling parties of the milestone and royalty rights throughout the year and through the Company's reporting date and confirmed with the selling parties of the milestone and royalty rights that complete information known to the selling party regarding the associated research programs was provided timely, completely, and accurately to the Company.

/s/ Deloitte & Touche LLP

San Francisco, California
March 18, 2026

We have served as the Company's auditor since 2018.

XOMA ROYALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 82,908	$ 101,654
Short-term restricted cash	5,441	1,330
Investment in equity securities	382	3,529
Trade and other receivables, net	4,896	1,839
Short-term royalty and commercial payment receivables under the EIR method	22,780	14,763
Short-term royalty and commercial payment receivables under the cost recovery method	—	413
Prepaid expenses and other current assets	852	2,076
Total current assets	117,259	125,604
Long-term restricted cash	45,361	3,432
Property and equipment, net	21	32
Operating lease right-of-use assets	256	319
Long-term royalty and commercial payment receivables under the EIR method	4,433	4,970
Long-term royalty and commercial payment receivables under the cost recovery method	55,888	55,936
Exarafenib milestone asset (Note 6)	3,600	3,214
Investment in warrants	697	—
Intangible assets, net	44,756	25,909
Other assets - long term	427	1,861
Total assets	$ 272,698	$ 221,277
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,208	$ 1,053
Accrued and other current liabilities	9,885	5,752
Contingent consideration under RPAs, AAAs, and CPPAs	—	3,000
Operating lease liabilities	2,464	446
Unearned revenue recognized under units-of-revenue method	1,268	1,361
Preferred stock dividend accrual	1,424	1,368
Current portion of long-term debt	12,526	11,394
Contingent value rights liabilities - current portion	5,045	—
Total current liabilities	34,820	24,374
Unearned revenue recognized under units-of-revenue method – long-term	3,193	4,410
Exarafenib milestone contingent consideration (Note 6)	3,600	3,214
Long-term operating lease liabilities	20,114	483
Long-term debt	96,451	106,875
Contingent value rights liabilities – long-term	10,457	—
Deferred tax liability	103	—
Total liabilities	168,738	139,356
Commitments and Contingencies (Note 11)		
Convertible preferred stock, $0.05 par value, 5,003 shares authorized, issued and outstanding as of December 31, 2025 and December 31, 2024	20,019	20,019
Stockholders' equity:		
8.625% Series A cumulative, perpetual preferred stock, $0.05 par value, 984,000 shares authorized, issued and outstanding as of December 31, 2025 and December 31, 2024	49	49
8.375% Series B cumulative, perpetual preferred stock, $0.05 par value, 3,600 shares authorized, 1,760.5 and 1,600 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	—	—
Common stock, $0.0075 par value, 277,333,332 shares authorized, 11,858,955 and 11,952,377 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	89	90
Additional paid-in capital	1,305,200	1,298,747
Accumulated other comprehensive income	53	73
Accumulated deficit	(1,221,450)	(1,237,057)
Total stockholders' equity	83,941	61,902
Total liabilities, convertible preferred stock and stockholders' equity	$ 272,698	$ 221,277

The accompanying notes are an integral part of these consolidated financial statements.

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,			
	2025		**2024**	
Income and revenues:				
Income from purchased receivables under the EIR method	$	26,745	$	15,066
Income from purchased receivables under the cost recovery method		13,744		3,201
Revenue from contracts with customers		10,350		6,650
Revenue recognized under units-of-revenue method		1,310		3,570
Total income and revenues		52,149		28,487
Operating expenses:				
Research and development		1,712		2,875
General and administrative		36,092		34,478
Credit losses on purchased receivables		—		30,904
Amortization of intangible assets		2,961		206
Total operating expenses		40,765		68,463
Income (loss) from operations		11,384		(39,976)
Other income (expense), net:				
Gains on acquisitions		21,224		19,316
Change in fair value of embedded derivative related to RPA		—		8,100
Interest expense		(13,031)		(13,840)
Other income, net		12,238		6,921
Net income (loss) before tax		31,815		(19,479)
Income tax (expense) benefit		(103)		5,658
Net income (loss)	$	31,712	$	(13,821)
Net income (loss) available to (attributable to) common stockholders (Note 13):				
Basic	$	18,516	$	(19,293)
Diluted	$	26,184	$	(19,293)
Net income (loss) per share available to (attributable to) common stockholders:				
Basic	$	1.53	$	(1.65)
Diluted	$	1.46	$	(1.65)
Weighted-average shares used in computing net income (loss) per share available to (attributable to) common stockholders:				
Basic		12,081		11,701
Diluted		17,982		11,701

The accompanying notes are an integral part of these consolidated financial statements.

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,			
	2025		2024	
Net income (loss)	$	31,712	$	(13,821)
Net unrealized (loss) gain on available-for-sale debt securities		(20)		73
Comprehensive income (loss)	$	31,692	$	(13,748)

The accompanying notes are an integral part of these consolidated financial statements

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(in thousands)

	Convertible Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2024	5	$ 20,019	984	$ 49	2	$ —	11,952	$ 90	$ 1,298,747	$ 73	$ (1,237,057)	$ 61,902
Exercise of stock options	—	—	—	—	—	—	247	2	1,876	—	—	1,878
Stock-based compensation expense — equity-classified	—	—	—	—	—	—	—	—	6,816	—	—	6,816
Issuance of common stock related to 401(k) contribution and ESPP	—	—	—	—	—	—	19	—	322	—	—	322
Issuance of common stock related to RSUs	—	—	—	—	—	—	15	—	—	—	—	—
Issuance of common stock related to PSUs	—	—	—	—	—	—	265	2	(2)	—	—	—
Repurchase of common stock	—	—	—	—	—	—	(648)	(5)	—	—	(16,105)	(16,110)
Issuance of common stock under ATM, net of financing costs of $313,000	—	—	—	—	—	—	9	—	—	—	—	—
Reclassification of equity classified awards to liability classified awards	—	—	—	—	—	—	—	—	(739)	—	—	(739)
Issuance of Series B Preferred Stock under ATM, net of financing costs of $265,000	—	—	—	—	—	—	—	—	3,708	—	—	3,708
Preferred stock dividends	—	—	—	—	—	—	—	—	(5,528)	—	—	(5,528)
Net unrealized loss on available-for-sale debt securities	—	—	—	—	—	—	—	—	—	(20)	—	(20)
Net income	—	—	—	—	—	—	—	—	—	—	31,712	31,712
Balance, December 31, 2025	5	$ 20,019	984	$ 49	2	$ —	11,859	$ 89	$ 1,305,200	$ 53	$ (1,221,450)	$ 83,941

	Convertible Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2023	5	$ 20,019	984	$ 49	2	$ —	11,495	$ 86	$ 1,291,790	$ —	$ (1,223,223)	$ 68,702
Exercise of stock options	—	—	—	—	—	—	302	2	1,830	—	—	1,832
Stock-based compensation expense — equity-classified	—	—	—	—	—	—	—	—	10,312	—	—	10,312
Issuance of common stock related to 401(k) contribution and ESPP	—	—	—	—	—	—	20	1	287	—	—	288
Issuance of common stock related to PSUs	—	—	—	—	—	—	136	1	—	—	—	1
Repurchase of common stock	—	—	—	—	—	—	(1)	—	—	—	(13)	(13)
Preferred stock dividends	—	—	—	—	—	—	—	—	(5,472)	—	—	(5,472)
Net unrealized gain on available-for-sale debt securities	—	—	—	—	—	—	—	—	—	73	—	73
Net loss	—	—	—	—	—	—	—	—	—	—	(13,821)	(13,821)
Balance, December 31, 2024	5	$ 20,019	984	$ 49	2	$ —	11,952	$ 90	$ 1,298,747	$ 73	$ (1,237,057)	$ 61,902

The accompanying notes are an integral part of these consolidated financial statements.

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Year Ended December 31, | |
	2025	2024
Cash flows from operating activities:		
Net income (loss)	$ 31,712	$ (13,821)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Adjustment for income from EIR method purchased receivables	(5,925)	(15,066)
Stock-based compensation expense	9,273	10,312
Gains on acquisitions	(21,224)	(19,316)
Credit losses on purchased receivables	—	30,904
Gain on sale of equity securities	(3,663)	—
Income tax expense (benefit)	103	(5,658)
Common stock contribution to 401(k)	141	118
Amortization of intangible assets	2,961	206
Depreciation	11	10
Accretion of long-term debt discount and debt issuance costs	1,385	1,350
Non-cash lease expense	64	60
Change in fair value of equity securities	(90)	(131)
Change in fair value of available-for-sale debt securities classified as cash equivalents	(20)	73
Change in fair value of derivatives	(93)	—
CVR liability working capital adjustment	(394)	—
Changes in assets and liabilities:		
Trade and other receivables, net	(2,426)	(835)
Prepaid expenses and other assets	3,839	302
Accounts payable and accrued liabilities	(10,597)	1,598
Operating lease liabilities	(876)	(284)
Unearned revenue recognized under units-of-revenue method	(1,310)	(3,570)
Net cash provided by (used in) operating activities	2,871	(13,748)
Cash flows from investing activities:		
Net cash acquired in Kinnate acquisition	—	18,926
Net cash acquired in Turnstone acquisition	3,850	—
Net cash and restricted cash acquired in HilleVax acquisition	46,384	—
Net cash, cash equivalents, and restricted cash acquired in LAVA acquisition	15,263	—
Net cash and cash equivalents acquired in Mural acquisition	4,464	—
Payments of consideration under RPAs, AAAs, and CPPAs	(8,000)	(53,000)
Receipts under RPAs, AAAs, and CPPAs	3,300	29,248
Net payment for IP acquired under the Pulmokine Acquisition	—	(20,176)
Payment for BioInvent contract-based intangible asset	(20,725)	—
Payment of contingent consideration related to Kinnate IP asset	(550)	—
Purchase of property and equipment	—	(20)
Purchase of equity securities	(99)	(3,237)
Sale of equity securities	6,999	—
Payment to issue short-term loan to Xeno	(5,877)	—
Receipt from short-term loan repayment by Xeno	5,877	—
Net cash provided by (used in) investing activities	50,886	(28,259)
Cash flows from financing activities:		
Proceeds from issuance of common stock	323	—
Proceeds from issuance of preferred stock	4,019	—
Payments of preferred and common stock issuance and financing costs	(672)	—
Principal payments – debt	(10,598)	(6,902)
Debt issuance costs and loan fees paid in connection with long-term debt	(80)	(740)
Payment of preferred stock dividends	(5,472)	(5,472)
Repurchases of common stock	(16,043)	(13)
Proceeds from exercise of options and other share-based compensation	5,046	5,214
Taxes paid related to net share settlement of equity awards	(2,986)	(3,214)
Net cash used in financing activities	(26,463)	(11,127)
Net increase (decrease) in cash, cash equivalents, and restricted cash	27,294	(53,134)
Cash, cash equivalents, and restricted cash as of the beginning of the period	106,416	159,550
Cash, cash equivalents, and restricted cash as of the end of the period	$ 133,710	$ 106,416

Supplemental cash flow information:					
Cash paid for interest	$	11,906	$	9,985	
Cash paid for taxes	$	277	$	—	
Non-cash investing and financing activities:					
Accrual of contingent value rights liability in the Turnstone acquisition	$	1,110	$	—	
Accrual of contingent value rights liability in the HilleVax acquisition	$	5,673	$	—	
Accrual of contingent value rights liability in the LAVA acquisition	$	9,114	$	—	
Right-of-use assets obtained in exchange for operating lease liabilities in the HilleVax acquisition	$	22,525	$	—	
Relative fair value basis reduction of right-of-use assets in the HilleVax acquisition	$	(22,525)	$	—	
Transaction costs in connection with Mural acquisition included in accrued expenses	$	320	$	—	
Excise tax accrual due to stock repurchases	$	68	$	—	
Reclassification of equity classified awards to liabilities	$	(739)	$	—	
Reclassification of deferred issuance cost to equity	$	578	$	—	
Preferred stock dividend accrual	$	1,424	$	1,368	
Estimated fair value of the Exarafenib milestone asset	$	—	$	2,922	
Estimated fair value of the Exarafenib milestone contingent consideration	$	—	$	(2,922)	
Right-of-use assets obtained in exchange for operating lease liabilities in the Kinnate acquisition	$	—	$	824	
Relative fair value basis reduction of rights-of-use assets in the Kinnate acquisition	$	—	$	(824)	
Accrual of contingent consideration under the Affitech CPPA	$	—	$	3,000	
Accrual of contingent consideration under the LadRx AAA	$	—	$	1,000	

The accompanying notes are an integral part of these consolidated financial statements.

XOMA Royalty Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

XOMA Royalty Corporation, a Nevada corporation, is a royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with commercial and pre-commercial therapeutic candidates. The Company was reincorporated from Delaware to Nevada in May 2025. The Company's portfolio was built through the acquisition of rights to future milestone payments, royalties and commercial payments, since its royalty aggregator business model was implemented in 2017. These acquisitions build upon out-licensing agreements for proprietary products and platforms held within the Company's portfolio. The Company's drug royalty aggregator business is primarily focused on acquisition of early to mid-stage clinical assets in Phase 1 and 2 development, which the Company believes have significant commercial sales potential and that are licensed to well-funded partners with established expertise in developing and commercializing drugs. The Company also acquires milestone and royalty revenue streams on late-stage or commercial assets that are designed to address unmet markets or have a therapeutic advantage over other treatment options, and have long duration of market exclusivity. The Company expects most of its future income and revenue to be based on payments the Company may receive for milestones and royalties associated with these assets as well as the periodic recognition of income under the EIR method.

Liquidity and Financial Condition

The Company has incurred significant operating losses and negative cash flows from operations since its inception. As of December 31, 2025, the Company had cash, cash equivalents, and restricted cash of $133.7 million.

Based on the Company's current cash balance and its planned spending, such as on royalties and other acquisitions, the Company has evaluated and concluded its financial condition is sufficient to fund its planned operations, commitments, and contractual obligations for a period of at least one year following the date that these consolidated financial statements are issued.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions among consolidated entities were eliminated upon consolidation. The accompanying consolidated financial statements were prepared in accordance with U.S. GAAP for financial information and with the instructions to Form 10-K and Article 10 of Regulation S-X.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenue and expenses, and related disclosures. Management routinely evaluates its estimates including, but not limited to, those related to projected cash flows associated with income from purchased receivables under the EIR method, income from purchased receivables under the cost recovery method, revenue from contracts with customers, revenue recognized under the units-of-revenue method, royalty and commercial payment receivables, fair value and useful life of intangible assets acquired in asset acquisitions, contingent consideration for asset acquisitions, the Exarafenib milestone asset and contingent consideration, contingent consideration for purchased receivables, fair value and amortization of the Blue Owl Loan, accrued expenses, stock-based compensation, share-based liability, and warrants to purchase shares of third party stock. The Company bases its estimates on historical experience and on various other market-specific and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Actual results may differ significantly from these estimates, including estimates such as the Company's income from purchased receivables under the EIR method, income from purchased receivables under the cost recovery method, and amortization of the deferred revenue from the HCRP arrangement recognized under the units-of-revenue method, and amortization of the Blue Owl Loan. Estimates related to income from purchased receivables under the EIR method are from commercial products that the Company has assessed to have reliably estimable cash flows based on the best information available from its partners or other third parties and from changes in expected cash flows for royalty and commercial receivables. Estimates related to income from purchased receivables under the cost recovery method may be based on the best information available to the Company from its partners or other third parties. Any changes to the estimated payments made by partners or third parties can result in a material adjustment to income reported. Under the contracts with HCRP, the amortization for the reporting period is calculated based on the payments expected to be made by the licensees to HCRP over the term of the arrangement. Any changes to the estimated payments by the licensees to HCRP can result in a material adjustment to revenue previously reported. The Company's amortization of the Blue Owl Loan is calculated based on the commercial payments expected to be received from Roche for VABYSMO under the Affitech CPPA. Any changes to the estimated commercial payments from Roche can result in a material adjustment to the interest expense and term loan balance reported.

Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated statements of cash flows (in thousands):

	December 31, 2025	December 31, 2024
Unrestricted cash	$ 34,768	$ 8,983
Unrestricted cash equivalents	48,140	92,671
Total unrestricted cash and cash equivalents	$ 82,908	$ 101,654
Short-term restricted cash	5,441	1,330
Long-term restricted cash	45,361	3,432
Total restricted cash	$ 50,802	$ 4,762
Total unrestricted and restricted cash and cash equivalents	$ 133,710	$ 106,416

Cash and Cash Equivalents

Cash consists of bank deposits held in business checking and interest-bearing deposit accounts. Cash equivalent balances are defined as highly liquid financial instruments with an original maturity of three months or less that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalents held by the Company are in money market funds and U.S. treasury bills, and are classified as available-for-sale.

Allowance for credit losses are recorded for available-for-sale debt securities with unrealized losses. The amount of credit losses that can be recognized for available-for-sale debt securities is limited to the amount by which carrying value exceeds fair value, and previously recognized credit losses are reversed if the fair value increases.

As of December 31, 2025, all investments in debt securities were held in U.S. treasury bills and classified as available-for-sale. There was no allowance for credit losses on investments in debt securities as of December 31, 2025. The Company redeemed upon maturity $98.7 million of available-for-sale debt securities during the year ended December 31, 2025, and realized gains of $0.9 million from those redemptions. The Company sold $40.5 million of available-for-sale debt securities during the year ended December 31, 2024 and immediately reinvested such proceeds into additional debt securities. During the year ended December 31, 2024, the Company realized gains of $0.4 million from those sales.

Cash equivalents classified as available-for-sale debt securities consisted of the following (in thousands):

| | December 31, 2025 | | | |
	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. treasury bills	$ 6,277	$ 53	$ —	$ 6,330
Total debt securities	$ 6,277	$ 53	$ —	$ 6,330

| | December 31, 2024 | | | |
	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. treasury bills	$ 20,294	$ 73	$ —	$ 20,367
Total debt securities	$ 20,294	$ 73	$ —	$ 20,367

Restricted Cash

Cash accounts with any type of restriction are classified as restricted cash. If restrictions are expected to be lifted or to be used to pay a third party in the next twelve months, the restricted cash account is classified as current.

The restricted cash balance may only be used to pay lease payments pursuant to the Boston Lease, tax reserve matter expenses pursuant to the LAVA Purchase Agreement, and interest expense, administrative fees, and other allowable expenses pursuant to the Blue Owl Loan. On December 15, 2023, XRL deposited $6.3 million into reserve accounts in connection with the funding of the Blue Owl Loan (see Note 9), of which $5.8 million was deposited into a reserve account for interest and administrative fees and $0.5 million was deposited into an operating reserve account to cover operating expenses of XRL. In September 2024, upon receipt of a specified threshold of commercial payments from Roche's VABYSMO, $1.25 million was released from restricted cash to unrestricted cash pursuant to the terms of the Blue Owl Loan Agreement.

Payments of interest under the Blue Owl Loan Agreement are made semi-annually using commercial payments received since the immediately preceding interest payment date under the Affitech CPPA. On each interest payment date, if the commercial payments received are less than the total interest due for the respective quarter, the shortfall in interest payment would be paid from the reserve account.

Payments of administrative fees under the Blue Owl Loan Agreement are made semi-annually on January 1 and July 1 of each year from the reserve account. XOMA will be required to fund an additional $0.8 million into the administrative fee escrow account on July 1, 2027.

Restricted cash consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Short-term restricted cash held for Blue Owl Loan	$ 160	$ 1,330
Short-term restricted cash held for Boston Lease payments	5,281	—
Total short-term restricted cash	$ 5,441	$ 1,330
Long-term restricted cash held for Blue Owl Loan	2,011	3,432
Long-term restricted cash held for Boston Lease security deposit	1,631	—
Long-term restricted cash held for Boston Lease payments	35,386	—
Long-term restricted cash held for LAVA Tax Reserve payments	6,333	—
Total long-term restricted cash	$ 45,361	$ 3,432
Total restricted cash	$ 50,802	$ 4,762

Concentration of Risk

Cash, cash equivalents, restricted cash, and receivables are financial instruments which potentially subject the Company to concentrations of credit risk, as well as liquidity risk.

The Company maintains cash balances at commercial banks. Balances commonly exceed the amount insured by the FDIC. The Company has not experienced any losses in such accounts.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business but does not generally require collateral on receivables.

For the year ended December 31, 2025, three partners represented 46%, 26%, and 10% of total income and revenues, respectively. For the year ended December 31, 2024, four partners represented 52%, 18%, 13% and 11% of total income and revenues, respectively. As of December 31, 2025, two partners represented 53% and 21% of the trade and other receivables, net balance, respectively. As of December 31, 2024, two partners represented 70% and 27% of the trade and other receivables, net balance, respectively.

Purchase of Rights to Future Milestones, Royalties, and Commercial Payments

The Company has purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, royalties, and option fees on sales of products currently in clinical development or recently commercialized. Agreements to purchase such rights do not have contractual terms typical of loans (such as contractual principal and interest amounts). As U.S. GAAP does not provide specific authoritative guidance covering such agreements, the Company has analogized and accounted for the amounts paid for these rights as a financial asset that is akin to a loan in accordance with ASC 310 as the Company believes they most closely resemble that of loans under royalty and commercial payment receivables (see Note 4). In addition, the Company may be obligated to make contingent payments related to certain product development milestones and sales-based milestones.

Under the EIR method, the amount and timing of contingent payments are included in the forecasted expected cash flows used to estimate royalty and commercial payment receivables and income from purchased receivables.

Under the cost recovery method, the contingent payments are evaluated to determine if they are subject to the provisions of ASC 815. Contingent payments subject to the scope of ASC 815 are measured at fair value at the inception of the arrangement, and subject to remeasurement to fair value during each reporting period. Any changes in the estimated fair value are recorded in the consolidated statements of operations. Contingent consideration payments that do not fall within the scope of ASC 815 are recognized when the amounts are probable and reasonably estimable according to ASC 450.

Effective Interest Rate Method

The Company accounts for rights to future milestones, royalties, and commercial payments related to commercial products with future cash flows that can be reliably estimated at amortized cost under the prospective EIR method in accordance with ASC 835-30. The EIR is calculated by forecasting the expected cash flows to be received and paid over the life of the asset relative to the receivable's carrying amount at the time when the Company determines that there are reliable cash flows. The carrying amount of a receivable is made up of the opening balance, which is increased by accrued income and expected cash payments and decreased by cash receipts in the period to arrive at the ending balance. The EIR is recalculated at each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to the expected future cash flows. If the EIR for the current period is lower than the prior period and if the gross cash flows have declined (expected and collected), the Company may record an allowance for the change in expected cash flows. Receivables related to income from purchased receivables under the EIR method totaled $27.2 million and $19.8 million as of December 31, 2025 and December 31, 2024, respectively.

For income from purchased receivables under the EIR method, the accretable yield is recognized as income at the effective rate of return over the expected life of the royalty and commercial payment receivable. The amounts and duration of forecasted expected future cash flows used to calculate and measure income are largely impacted by research analyst coverage, commercial performance of the product, and contract or patent duration.

The prospective application of the EIR method to measure royalty and commercial payment receivables requires judgment in forecasting future expected cash flows and reliance on third-party information. The Company forecasts expected sales based on sales projections of the underlying commercial products that are published in research analyst reports over the periods that the Company is entitled to rights to cash flows from royalties or milestones. Market research is generally based on analysis of factors such as commercial product growth in global economies, industry trends, and product life cycles. The Company considers commercial performance updates on regulatory approval for new indications or geographic areas or discontinuation of certain indications or geographic areas in the forecasting of future expected cash flows. The Company also considers royalty duration of the commercial products, which may be based on factors including but not limited to regulatory and marketing approval dates, patent expiration dates, first commercial sale, and generic sales. Loss of regulatory exclusivity, patent protection, or other additional factors that may be communicated to the Company by its partners or through third-party information may impact the royalty duration that the Company uses in forecasting future expected cash flows.

Cost Recovery Method

When the purchase of rights to future milestones, royalties, and commercial payments involves future cash flows which cannot be reliably estimated, the Company accounts for such rights on a non-accrual basis using the cost recovery method. The Company's assessment of whether cash flows can be reliably estimated depends on a number of factors. For example, the Company has generally determined that rights related to programs in preclinical or clinical stages of development or that have had a very short commercialization period during which payments have not yet been received generally have cash flows that cannot be reliably estimated and therefore are accounted for under the cost recovery method. The related royalty and commercial payment receivable balance is classified as noncurrent or current based on whether payments are probable and reasonably expected to be received in the next twelve months. Under the cost recovery method, any milestone, royalty, or commercial payment received is recorded as a direct reduction of the recorded receivable balance. Under the cost recovery method, the Company does not recognize any income in accordance with ASC 835-30 and does not have any deferred fees or costs.

When the recorded royalty and commercial payment receivables balance has been fully collected, any additional amounts collected are recognized as income from purchased receivables under the cost recovery method. Receivables from such income from purchased receivables are included in trade and other receivables, net on the consolidated balance sheet and totaled $2.6 million and $1.3 million as of December 31, 2025 and December 31, 2024, respectively.

Income from purchased receivables under the cost recovery method includes income from milestone and royalty payments related to royalty and commercial payment transactions for which the cost has been fully recovered or impaired. The excess milestone and royalty payment received over a remaining receivable balance is recognized as income. If the information upon which such income amounts are derived is provided to the Company from partners or other third parties in arrears, the Company estimates the income earned during the period based upon the best information available such that the income recognized is not probable to be subsequently reversed in future periods.

Allowance for Current Expected Credit Losses

The Company evaluates the royalty and commercial payment receivables on a collective (i.e., pool) basis if they share similar risk characteristics. The Company evaluates a royalty and commercial payment receivable individually if its risk characteristics are not similar to other royalty and commercial payment receivables. The Company regularly reviews public information on clinical trials, press releases, and updates from its partners to identify any indicators that challenge the expected recovery of the royalty and commercial payment receivables.

Effective Interest Rate Method

At each reporting date, the Company evaluates royalty and commercial payment receivables under the EIR method by comparing the EIR at each reporting date to that of the prior period. If the EIR for the current period is lower than the prior period and if the gross cash flows have declined (expected and collected), the Company may record an allowance for the change in expected cash flows. The allowance is measured as the difference between the royalty and commercial payment receivables' amortized cost basis and the net present value of the expected future cash flows, calculated based on the prior period's EIR. The amount is recognized as credit losses on purchased receivables expense that increases the royalty and commercial payment receivable asset's cumulative allowance, which reduces the net carrying value of the royalty and commercial payment receivable asset.

Cost Recovery Method

At each reporting date, for royalty and commercial payment receivables under the cost recovery method, if the Company determines expected future cash flows discounted to the current period are less than the carrying value of the asset, the Company will record a credit loss charge. The credit loss charge will be recognized as credit losses on purchased receivables expense that increases the royalty and commercial payment receivable asset's cumulative allowance, which reduces the net carrying value of the royalty and commercial payment receivable asset. In a subsequent period, if there is an increase in expected future cash flows, or if the actual cash flows are greater than previously expected, the Company will reduce the previously established cumulative allowance. Amounts not expected to be collected are written off against the allowance at the time that such a determination is made.

Revenue from Contracts with Customers

The Company recognizes revenue from all contracts with customers according to ASC 606, except for contracts that are within the scope of other standards, such as leases and financial instruments. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract on whether each promised good or service is distinct to determine those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation based on relative fair values, when (or as) the performance obligation is satisfied.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

The Company recognizes revenue from its license arrangements. The terms of the arrangements generally include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and commercial milestone payments, and royalties on net sales of licensed products.

License of Intellectual Property

If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, such as transfer of related materials, process and know-how, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. Under the Company's license agreements, the nature of the combined performance obligation is the granting of licenses to the customers as the other promises are not separately identifiable in the context of the arrangement. Since the Company grants the license to a customer as it exists at the point of transfer and is not involved in any future development or commercialization of the products related to the license, the nature of the license is a right to use the Company's intellectual property as transferred. As such, the Company recognizes revenue related to the combined performance obligation upon completion of the delivery of the related materials, process and know-how (i.e., at a point in time).

Deferred revenue is recorded when upfront payments and fees are received prior to the satisfaction of performance obligations. Trade and other receivables, net is recorded when the Company has an unconditional right to consideration.

Milestone Payments

At the inception of each arrangement that includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. ASC 606 suggests two alternatives to use when estimating the amount of variable consideration: the expected value method and the most likely amount method. Under the expected value method, an entity considers the sum of probability-weighted amounts in a range of possible consideration amounts. Under the most likely amount method, an entity considers the single most likely amount in a range of possible consideration amounts. The Company uses the most likely amount method for development and regulatory milestone payments.

If it is probable that a significant cumulative revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis. The Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability or achievement of each such milestone and any related constraint, and if necessary, adjusts its estimates of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Revenue Recognized under Units-of-Revenue Method

The Company has sold its rights to receive certain milestones and royalties on product sales. In the circumstance where the Company has sold its rights to future milestones and royalties under a license agreement and also maintains limited continuing involvement in the arrangement (but not significant continuing involvement in the generation of the cash flows that are due to the purchaser), the Company defers recognition of the proceeds it receives for the sale of milestone or royalty streams and recognizes such unearned revenue as revenue under the units-of-revenue method over the life of the underlying license agreement. Under the units-of-revenue method, amortization for a reporting period is calculated by computing a ratio of the proceeds received from the purchaser to the total payments expected to be made to the purchaser over the term of the agreement, and then applying that ratio to the period's cash payment.

Estimating the total payments expected to be received by the purchaser over the term of such arrangements requires management to use subjective estimates and assumptions. Changes to the Company's estimate of the payments expected to be made to the purchaser over the term of such arrangements could have a material effect on the amount of revenues recognized in any particular period.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to the Company's employees, consultants, and directors that are expected to vest based on estimated fair values. The valuation of stock option awards without performance conditions is determined using the Black-Scholes Model. The Black-Scholes Model requires inputs such as the expected term of the option, expected volatility, and risk-free interest rate. To establish an estimate of the expected term, the Company considers the vesting period and contractual period of the award and its historical experience of stock option exercises, post-vesting cancellations, and volatility. The estimate of expected volatility is based on the Company's historical volatility. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues corresponding to the expected term of the award. The Company records forfeitures when they occur.

The valuation of RSUs is determined at the date of grant using the Company's closing stock price.

For equity-classified awards, total compensation cost is based on the grant date fair value. The Company records compensation expense for service-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the award, or to the date on which retirement eligibility is achieved, if shorter. For liability-classified awards, total compensation cost is based on the fair value of the award on the date the award is granted and is subsequently re-measured at each reporting date until settlement.

The grant date fair value of PSUs with market conditions is determined using the Monte Carlo valuation model. The Company records compensation expenses for PSUs based on graded expense attribution over the requisite service periods.

Investment in Equity Securities

The Company holds equity securities in publicly traded companies. Equity investments in publicly traded companies are classified in the consolidated balance sheets as investment in equity securities. Equity securities are measured at fair value, with changes in fair value recorded in the other income, net line item of the consolidated statement of operations at each reporting period. The Company remeasures its equity investments at each reporting period until such time that the investment is sold or disposed of. If the Company sells an investment, any realized gains and losses on the sale of the securities will be recognized in the consolidated statement of operations in the period of sale.

Investment in Warrants

The Company may obtain warrants pursuant to which it has the right to acquire stock in companies. The warrants are accounted for as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815. In general, the warrants entitle the Company to buy a specific number of shares of stock at a specific price within a specific time period.

Investment in warrants are recorded at fair value and are revalued at each reporting period. The Company values warrants using the Black-Scholes Model. Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on the consolidated balance sheets and as a component of other income, net on the consolidated statements of operations.

Asset Acquisitions

As a first step, for each acquisition, the Company determines if it is an acquisition of a business or an asset acquisition under ASC 805. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If the screen test is not met, the Company then further evaluates whether the assets or group of assets includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50, using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. If the fair value of net assets acquired, after allocating the excess of the fair value of net assets acquired to certain qualifying assets, exceeds the total cost of the acquisition, a bargain purchase gain is recognized in gain on acquisitions within other income (expense), net in the consolidated statements of operations.

Contingent payments in asset acquisitions are evaluated whether they are freestanding instruments or embedded derivatives. If the contingent payments fall within the scope of ASC 815, the contingent payments are measured at fair value at the acquisition date, and are subject to remeasurement to fair value each reporting period. The estimated fair value at the acquisition date is included in the cost of the acquired assets. Any subsequent changes in the estimated fair value are recorded in the consolidated statements of operations. Contingent consideration payments that are related to IPR&D assets are expensed as incurred until the underlying licensed products receive FDA approval. Contingent consideration payments that do not fall within the scope of ASC 815 are recognized when the amount is probable and estimable according to ASC 450.

Cash payments related to acquired assets and made soon after the acquisition are reflected as investing cash flows, and as financing activities thereafter, in the Company's consolidated statements of cash flows.

Intangible Assets

Intangible assets are amortized based on the Company's best estimate of the distribution of the economic value of the respective intangible assets. Intangible assets are carried at cost less accumulated amortization. Amortization is included in amortization of intangible assets in the consolidated statements of operations.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized. Any impairment charge should not reduce the carrying amount of an individual intangible asset below its fair value.

Leases

The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and thereafter if modified. The lease term includes any renewal options and termination options that the Company is reasonably certain to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment. The Company estimated its incremental borrowing rate by adjusting the interest rate on its fully collateralized debt for the lease term length.

Rent expense for the operating lease is recognized on a straight-line basis, over the reasonably assured lease term based on total lease payments and is included in G&A expenses in the consolidated statements of operations. After an impairment or adjustment to the right-of-use assets, the remaining right-of-use assets will be amortized on a straight-line basis over the remaining lease term. The operating lease would no longer qualify for the straight-line treatment of total lease expense, but the right-of-use assets reduction and interest accretion related to the operating lease liability will continue to be combined as a single lease expense.

The Company has elected the practical expedient to not separate lease and non-lease components. The Company's non-lease components are primarily related to property maintenance. Variable non-lease components are recognized in rent expense when incurred.

The Company has also elected not to record on the consolidated balance sheets a lease for which the term is 12 months or less and does not include a purchase option that the Company is reasonably certain to exercise.

Long-Term Debt

Long-term debt represents the Company's term loan under the Blue Owl Loan Agreement, which the Company has accounted for as a debt financing arrangement. Interest expense is accrued using the EIR method over the estimated period the loan will be repaid. The allocated debt discount and debt issuance costs have been recorded as a direct deduction from the carrying amount of the related debt in the consolidated balance sheets and are being amortized and recorded as interest expense throughout the expected life of the Blue Owl Loan using the EIR method. The Company considered whether there were any embedded features in the Blue Owl Loan Agreement that require bifurcation and separate accounting as derivative financial instruments pursuant to ASC 815. See Note 9.

Warrants Issued

The Company has issued warrants to purchase shares of its common stock in connection with its financing activities. The Company classified these warrants as equity and recorded the warrants at fair value as of the date of issuance on the Company's consolidated balance sheet with no subsequent remeasurement. The issuance date fair value of the outstanding warrants was estimated using the Black-Scholes Model. The Black-Scholes Model required inputs such as the expected term of the warrants, expected volatility and risk-free interest rate. These inputs were subjective and required significant analysis and judgment. For the estimate of the expected term, the Company used the full remaining contractual term of the warrant. The estimate of expected volatility assumption is based on the historical price volatility observed on the Company's common stock. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues corresponding to the expected term of the warrants.

Income Taxes

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount which is more likely than not to be realizable.

The recognition, derecognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at each reporting date. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Income (Loss) per Share Available to (Attributable to) Common Stockholders

The Company calculates basic and diluted net income (loss) per share available to (attributable to) common stockholders using the two-class method. The Company's convertible Series X Preferred Stock participate in any dividends declared by the Company on its common stock and are therefore considered to be participating securities. The Company's Series A and Series B Preferred Stock do not participate in any dividends or distribution by the Company on its common stock and are therefore not considered to be participating securities.

Under the two-class method, net income, as adjusted for any accumulated dividends on Series A and Series B Preferred Stock for the period, is allocated to each class of common stock and participating security as if all of the net income for the period had been distributed. Undistributed earnings allocated to participating securities are subtracted from net income in determining net income available to common stockholders. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Basic net income (loss) per share available to (attributable to) common stockholders is then calculated by dividing the net income (loss) available to (attributable to) common stockholders by the weighted-average number of shares of common stock outstanding during the period. All participating securities are excluded from the basic weighted-average number of shares of common stock outstanding.

Diluted net income (loss) per share available to (attributable to) common stockholders is based on the weighted-average number of shares outstanding during the period, adjusted to include the assumed vesting of RSUs and PSUs, as well as the assumed exercise of certain stock options and warrants for common stock, using the treasury method, if dilutive. The calculation assumes that any proceeds that could be obtained upon exercise of options and warrants would be used to purchase common stock at the average market price during the period. Adjustments to the denominator are required to reflect the related dilutive shares. The Company's Series A and Series B Preferred Stock become convertible upon the occurrence of specific events other than a change in the Company's share price and, therefore, are not included in the diluted shares until the contingency is resolved.

Share Repurchases

The Company has a stock repurchase program that is executed through purchases made from time to time, including in the open market. The Company retires repurchased shares of common stock, reducing common stock with any excess of cost over par value recorded to accumulated deficit. Issued and outstanding shares of common stock are reduced by the number of shares repurchased. No treasury stock is recognized in the consolidated financial statements. In August 2022, the IRA enacted a 1% excise tax on net share repurchases after December 31, 2022. The tax applies if the aggregate fair market value of repurchased stock during the taxable year exceeds $1.0 million. Any excise tax incurred on share repurchases is recognized as part of the cost basis of the shares acquired.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that are recorded as an element of stockholders' equity but are excluded from net income (loss) under U.S. GAAP.

Convertible Preferred Stock

The Company records Series X Convertible Preferred Stock at its relative fair value, net of issuance costs on the date of issuance, which represents the carrying value. Convertible preferred stock is classified outside of stockholders' equity on the accompanying consolidated balance sheets as the shares are redeemable for cash or other assets upon the occurrence of certain event that is not solely within control of the Company.

Functional Currency

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Certain acquired companies had operations that reported in a functional currency other than the U.S. dollar. Following the acquisitions, the Company plans to manage the net assets acquired in aggregate and centrally in the U.S. As such, the acquired companies' functional currency will become the U.S. dollar upon completion of the post-acquisition integration.

Immaterial Restatement of Previously Issued Consolidated Financial Statements

During the second quarter of 2025, the Company determined that its Series X Convertible Preferred Stock, originally issued in 2017 and valued at $20.0 million, should be presented as temporary equity, or mezzanine equity, rather than as permanent equity.

In accordance with SAB No. 99, Topic 1.M, SAB No. 108, Topic 1.N, and ASC 250, the Company assessed the materiality of this misstatement to its previously issued consolidated financial statements. Based upon the Company's evaluation of both quantitative and qualitative factors, the Company concluded this misstatement was immaterial to the Company's previously issued consolidated financial statements.

As a result, the accompanying consolidated balance sheet as of December 31, 2024 as well as the statement of stockholders' equity for the year ended December 31, 2024 have been restated to reflect this mezzanine equity presentation of the Series X Convertible Preferred Stock. The change has resulted in a reduction to additional paid-in-capital and total stockholder's equity and an increase to convertible preferred stock of $20.0 million compared to amounts previously reported. The Company will restate the comparative prior periods included in consolidated financial statements in future filings.

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted annual requirements under ASU 2023-07 during the year ended December 31, 2024 and adopted interim requirements under ASU 2023-07 during the interim period ended March 31, 2025 (Note 16).

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for all public entities for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025 (Note 15).

Recent Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission's Disclosure Update and Simplification Initiative*. ASU 2023-06 incorporates 14 of the 27 disclosure requirements published in SEC Release No. 33-10532: Disclosure Update and Simplification into various topics within the ASC. ASU 2023-06's amendments represent clarifications to, or technical corrections of, current requirements. For SEC registrants, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. Early adoption is prohibited. The Company does not expect the standard to have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company is currently evaluating the impact that the standard will have on its financial statement disclosures.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*. ASU 2025-03 changes how companies determine the accounting acquirer in certain business combinations involving variable interest entities. The new guidance requires companies to consider the factors used for other acquisition transactions to assess which party is the accounting acquirer. ASU 2025-03 is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-04, *Compensation – Stock Compensation (Topic 718) and Revenue from Contracts With Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer*. ASU 2025-04 revises the definition of a performance condition, eliminates the forfeiture policy election for service conditions, and clarifies that the variable consideration constraint in ASC 606 does not apply to share-based consideration payable to customers. The new guidance requires entities to consistently account for share-based awards granted to customers by clarifying the treatment of vesting conditions and ensuring alignment with ASC 606 and ASC 718. ASU 2025-04 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets,* which provides a practical expedient that allows entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted, including periods for which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606),* which refines the scope of derivative accounting to exclude certain non-exchange-traded contracts with underlyings based on the operations or activities specific to one of the parties to the contract and clarifies the accounting for share-based noncash consideration in revenue contracts under ASC 606. ASU 2025-07 is effective for annual periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. Transition can be applied prospectively to new contracts or on a modified retrospective basis. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments—Credit Losses (Topic 326): Purchased Loans*, which introduces the concept of Purchased Seasoned Loans (PSLs) and requires these loans to be accounted for using the gross-up approach. The ASU also permits a policy election to measure expected credit losses using amortized cost rather than the unpaid principal balance for PSLs. ASU 2025-08 is effective for annual periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which makes narrow-scope improvements to clarify the applicability and enhance the navigability of interim reporting guidance. The ASU consolidates existing interim disclosure requirements from other ASC topics, and introduces a principle requiring disclosure of events and changes since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim periods within fiscal years beginning after December 15, 2027, for public business entities, and for interim periods within fiscal years beginning after December 15, 2028 for other entities. Early adoption is permitted. Transition may be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting this new accounting guidance on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*, which addresses suggestions received from stakeholders regarding the ASC and makes other incremental improvements to U.S. GAAP. The update represents changes to the codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

3. Consolidated Financial Statement Details

Investment in Equity Securities

As of December 31, 2025 and 2024, investment in equity securities was $0.4 million and $3.5 million, respectively. For the years ended December 31, 2025 and 2024, the Company recognized an unrealized gain of $0.1 million, due to the change in fair value of its investment in equity securities in the other income, net line item of the consolidated statements of operations. The Company sold certain equity securities in the year ended December 31, 2025 for $7.0 million, resulting in a realized gain of $3.7 million.

Intangible Assets, Net

The following table summarizes the cost, accumulated amortization, and net carrying value of the Company's intangible assets as of December 31, 2025 (in thousands):

	Cost		Accumulated Amortization		Net Carrying Value	
As of December 31, 2025						
Pulmokine - Seralutinib IP (Note 6)	$	26,115	$	2,383	$	23,732
BioInvent - Contract-based Intangible Asset (Note 5)		20,725		780		19,945
LAVA - Partnered Program IPs (Note 6)		934		3		931
LAVA-1266 IP (Note 6)		149		1		148
Total intangible assets	$	47,923	$	3,167	$	44,756

The following table summarizes the cost, accumulated amortization and net carrying value of the Company's intangible assets as of December 31, 2024 (in thousands):

	Cost		Accumulated Amortization		Net Carrying Value	
As of December 31, 2024						
Pulmokine - Seralutinib IP (Note 6)	$	26,115	$	206	$	25,909
Total intangible assets	$	26,115	$	206	$	25,909

The estimated remaining life of the intangible assets ranges from 10.9 years to 19.9 years. The following table presents the projected future amortization expense for the next five years (in thousands):

	Intangible Asset Amortization	
2026	$	3,567
2027		3,567
2028		3,567
2029		3,567
2030		3,567
Thereafter		26,921
Total	$	44,756

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	December 31, 2025		December 31, 2024	
Share-based liability	$	3,197	$	—
Accrued short-term interest payable		2,777		3,039
Accrued legal and accounting fees.		1,765		251
Accrued incentive compensation		1,645		1,555
Accrued payroll and benefits		394		170
Accrued clinical liabilities		—		306
Income taxes payable in connection with Pulmokine acquisition		—		280
Other accrued liabilities		107		151
Total.	$	9,885	$	5,752

Other Income, Net

Other income, net for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,			
	2025		2024	
Other income, net				
Gain on sale of equity securities	$	3,663	$	—
Investment income		3,470		6,493
Arranger fee from ESSA transaction.		3,000		—
Sublease income		840		272
Unrealized gain from change in fair value of equity securities		90		131
Other miscellaneous income, net.		1,175		25
Total other income, net.	$	12,238	$	6,921

4. Royalty and Commercial Payment Purchase Agreements

The Company recognizes receivables from RPAs under two methods, the cost recovery method and the EIR method.

The following table summarizes the royalty and commercial payment receivable activities under the cost recovery method during the year ended December 31, 2025 (in thousands):

	Balance as of January 1, 2025	Acquisition of Royalty and Commercial Payment Receivables	Receipt of Royalty and Commercial Payments	Reclassification of Royalty and Commercial Payment Receivables from the Cost Recovery to the EIR Method	Balance as of December 31, 2025
Twist	$ 15,000	$ —	$ —	$ —	$ 15,000
Daré (XACIATO)	21,999	—	(6)	—	21,993
LadRx (MIPLYFFA)	4,850	—	(1,976)	(2,874)	—
Palobiofarma	10,000	—	—	—	10,000
Kuros	4,500	—	—	—	4,500
Castle Creek	—	4,395	—	—	4,395
Total	$ 56,349	$ 4,395	$ (1,982)	$ (2,874)	$ 55,888

The following table summarizes the royalty and commercial payment receivable activities under the cost recovery method during the year ended December 31, 2024 (in thousands):

	Balance as of January 1, 2024	Acquisition of Royalty and Commercial Payment Receivables	Receipt of Royalty and Commercial Payments	Recognition of Contingent Consideration	Credit Losses on Purchased Receivables	Reclassification of Royalty and Commercial Payment Receivables from the Cost Recovery to the EIR Method	Balance as of December 31, 2024
Twist	$ —	$ 15,000	$ —	$ —	$ —	$ —	$ 15,000
Daré	—	22,000	(1)	—	—	—	21,999
Talphera	—	8,000	(96)	—	(7,904)	—	—
LadRx	6,000	—	(2,150)	1,000	—	—	4,850
Aptevo	7,976	—	(795)	—	—	(7,181)	—
Agenus	14,000	—	—	—	(14,000)	—	—
Aronora	9,000	—	—	—	(9,000)	—	—
Palobiofarma	10,000	—	—	—	—	—	10,000
Viracta	8,500	—	(8,500)	—	—	—	—
Kuros	4,500	—	—	—	—	—	4,500
Affitech	12,191	—	(7,396)	3,000	—	(7,795)	—
Total	$ 72,167	$ 45,000	$ (18,938)	$ 4,000	$ (30,904)	$ (14,976)	$ 56,349

The following table summarizes the royalty and commercial payment receivable activities under the EIR method during the year ended December 31, 2025 (in thousands):

	Balance as of January 1, 2025	Reclassification of Royalty and Commercial Payment Receivables from the Cost Recovery to the EIR Method	Income from Purchased Receivables Under the EIR Method	Receipt of Royalty and Commercial Payments	Payment of Sales-Based Milestone	Balance as of December 31, 2025
Affitech (VABYSMO)	$ 13,105	$ —	$ 23,957	$ (22,507)	$ 3,000	$ 17,555
Aptevo (IXINITY) . .	6,628	—	989	(1,724)	—	5,893
LadRx (MIPLYFFA).	—	2,874	1,799	(908)	—	3,765
Total	$ 19,733	$ 2,874	$ 26,745	$ (25,139)	$ 3,000	$ 27,213

The following table summarizes the royalty and commercial payment receivable activities under the EIR method during the year ended December 31, 2024 (in thousands):

	Balance as of January 1, 2024	Reclassification of Royalty and Commercial Payment Receivables from the Cost Recovery to the EIR Method	Income from Purchased Receivables Under the EIR Method	Receipt of Royalty and Commercial Payments	Balance as of December 31, 2024
Affitech	$ —	$ 7,795	$ 14,800	$ (9,490)	$ 13,105
Aptevo	—	7,181	266	(819)	6,628
Total	$ —	$ 14,976	$ 15,066	$ (10,309)	$ 19,733

The following table summarizes income recognized from purchased receivables under the cost recovery method and EIR method during the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Affitech (VABYSMO)	$ 23,957	$ 14,800
Aptevo (IXINITY)	989	266
LadRx (MIPLYFFA)	1,799	—
Total income from purchased receivables under the EIR method	$ 26,745	$ 15,066
Viracta (OJEMDA)	$ 13,716	$ 3,201
Talphera (DSUVIA)[1]	28	—
Total income from purchased receivables under the cost recovery method	$ 13,744	$ 3,201

(1) DSUVIA was withdrawn from the commercial market due to unresolvable manufacturing constraints in the first quarter of 2025. The $7.9 million carrying value of DSUVIA royalty receivables was fully written off as of December 31, 2024.

Fully Recovered Royalty and Commercial Payment Purchase Agreements Under the Cost Recovery Method

Viracta Royalty Purchase Agreement

In March 2021, the Company entered into the Viracta RPA, as amended in March 2024, pursuant to which the Company acquired the right to receive future royalties, milestone payments, and other payments related to two clinical-stage drug candidates for an upfront payment of $13.5 million. The first candidate, tovorafenib (DAY101) (the first and only type II RAF inhibitor now marketed as OJEMDA), is developed by Day One, and the second candidate, vosaroxin (a topoisomerase II inhibitor), is being developed by Denovo Biopharma LLC. The Company acquired the right to receive (i) up to $54.0 million in potential milestone payments, potential royalties on sales, if approved, and a portion of potential other payments related to DAY101, excluding up to $5.0 million retained by Viracta, and (ii) up to $57.0 million in potential regulatory and commercial milestones, and high-single-digit royalties on sales related to vosaroxin, if approved. In December 2024, the Company entered into the Viracta Assignment Agreements with Viracta, through which the Company became the patent holder of the IP and know-how related to OJEMDA that was out-licensed to Day One and where Viracta assigned to the Company all its rights, title, and interest in the Day One License Agreement. The Company did not acquire new rights to additional milestone and royalty payments as a result of the execution of the Viracta Assignment Agreements that were not acquired under the Viracta RPA.

At the inception of the Viracta RPA, the Company recorded $13.5 million as long-term royalty receivables in its consolidated balance sheet. As of June 30, 2024, the Company had fully collected the purchase price recorded in long-term royalty and commercial payment receivables under the cost recovery method related to the Viracta RPA in its consolidated balance sheet and, as such, subsequent milestones and royalties received are recorded as income from purchased receivables under the cost recovery method.

As of December 31, 2025 and December 31, 2024, there was $2.6 million and $1.3 million in trade and other receivables, net related to this agreement, respectively. The Company recognized $13.7 million and $3.2 million in income from purchased receivables under the cost recovery method related to this arrangement during the years ended December 31, 2025 and 2024, respectively.

Royalty and Commercial Payment Purchase Agreements Under the EIR Method

Short-term royalty and commercial payment receivables under the EIR method were $22.8 million and $14.8 million as of December 31, 2025 and 2024, respectively. Long-term royalty and commercial payment receivables under the EIR method were $4.4 million and $5.0 million as of December 31, 2025 and 2024, respectively.

Affitech Commercial Payment Purchase Agreement

In October 2021, the Company entered into the Affitech CPPA, pursuant to which, the Company purchased a future stream of commercial payment rights to Roche's faricimab from Affitech for an upfront payment of $6.0 million. The Company is eligible to receive 0.5% of future net sales of faricimab for a ten-year period following the first commercial sales in each applicable jurisdiction.

At the inception of the Affitech CPPA, the Company recorded $14.0 million as long-term royalty and commercial payment receivables under the cost recovery method which included the $6.0 million upfront payment and $8.0 million in regulatory milestone payments in its consolidated balance sheet. The Company concluded the regulatory milestone payments of $8.0 million met the criteria for recognition as a derivative under ASC 815 and should be accounted for at fair value and recorded as a current liability at the inception of the transaction. Therefore, the regulatory milestone payments were recorded as contingent liabilities in its consolidated balance sheet. The Company concluded the sales-based milestone payments of up to $12.0 million did not meet the definition of a derivative under ASC 815 and a liability would be recognized when probable and reasonably estimable.

In January 2022, Roche received approval from the FDA to commercialize VABYSMO (faricimab-svoa) for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. In September 2022, Roche received approval from the European Commission to commercialize VABYSMO for the treatment of wet, or neovascular, age-related macular degeneration and visual impairment due to diabetic macular edema. Commercial payments are due from Roche to the Company within 60 days of December 31 and June 30 of each year.

During the first quarter of 2024, a third sales milestone of $3.0 million related to VABYSMO pursuant to the Affitech CPPA was assessed to be probable under ASC 450. As such, under the cost recovery method, a $3.0 million liability was recorded as contingent consideration under RPAs, AAAs, and CPPAs and a corresponding $3.0 million asset was recorded under short-term royalty and commercial payment receivables under the cost recovery method on the consolidated balance sheet.

Historically, the Company had been unable to reliably estimate its commercial payment stream from future net sales and the related commercial payments to be received under the Affitech CPPA. However, during the second quarter of 2024, Roche's periodically reported VABYSMO sales data, available third-party sales projections, and the Company's history of receipts of commercial payments related to VABYSMO provided the Company with a greater ability to estimate future net sales and the commercial payments to be received under the Affitech CPPA.

As of April 1, 2024, when the Company assessed it was able to reliably estimate cash flows, the Company reclassified $7.8 million of royalty and commercial payment receivables under the cost recovery method to royalty and commercial payment receivables under the EIR method. The fourth and last remaining sales milestone of $3.0 million related to VABYSMO pursuant to the Affitech CPPA is included in the estimation of expected future cash flows under the EIR method to determine the carrying amount of the short-term royalty and commercial payment receivables under the EIR method.

In March 2025, the Company paid $6.0 million to Affitech, which included $3.0 million for the third sales milestone liability that was recorded in the first quarter of 2024 and an additional $3.0 million for the fourth sales milestone. With this payment, all milestone payments to Affitech under the Affitech CPPA have been fully paid.

The Company recognized $24.0 million and $14.8 million in income from purchased receivables under the EIR method during the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Company received commercial payments pursuant to the Affitech CPPA of $22.5 million.

No allowance for credit losses was recorded as of December 31, 2025 and 2024.

Aptevo Commercial Payment Purchase Agreement

In March 2023, the Company entered into the Aptevo CPPA, pursuant to which the Company acquired from Aptevo a portion of its milestone and commercial payment rights under a sale agreement dated February 28, 2020 between Aptevo and Medexus, related to IXINITY, which is marketed by Medexus for the control and prevention of bleeding episodes and postoperative management in people with Hemophilia B.

The Company is eligible to receive a mid-single digit percentage of all IXINITY quarterly net sales from January 1, 2023 until the first quarter of 2035, and will be entitled to milestone payments of up to $5.3 million.

At the inception of the Aptevo CPPA, the Company recorded $9.7 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet which included a $9.6 million upfront payment and a $50,000 one-time payment, which was paid in June 2023 after the Company received more than $0.5 million in receipts for first quarter 2023 sales of IXINITY.

Historically, the Company had been unable to reliably estimate its commercial payment stream from future net sales and the related commercial payments to be received under the Aptevo CPPA. However, during the fourth quarter of 2024, Medexus' periodically reported IXINITY sales data, available third-party sales projections, and the Company's history of receipts of commercial payments related to IXINITY provided the Company with a greater ability to estimate future net sales and the commercial payments to be received under the Aptevo CPPA.

As of October 1, 2024, when the Company assessed it was able to reliably estimate cash flows, the Company reclassified $7.2 million of royalty and commercial payment receivables under the cost recovery method to royalty and commercial payment receivables under the EIR method. The Company recognized $1.0 million and $0.3 million in income from purchased receivable under the EIR method during the years ended December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, the Company received commercial payments pursuant to the Aptevo CPPA of $1.7 million.

No allowance for credit losses was recorded as of December 31, 2025 and 2024.

LadRx Agreements

In June 2023, the Company entered into the LadRx AAA pursuant to which the Company acquired from LadRx all of its rights, title, and interest related to arimoclomol under the Zevra APA between Zevra and LadRx. The Company also entered into the LadRx RPA, pursuant to which the Company acquired the right to receive all of the future royalties, regulatory, and commercial milestone payments as well as other related payments due to LadRx from ImmunityBio related to aldoxorubicin under the ImmunityBio License Agreement between ImmunityBio and LadRx.

In June 2024, the ImmunityBio License Agreement was terminated and the Company entered into an amendment to the LadRx RPA. Under the LadRx RPA, as amended, the Company is eligible to receive potential low single-digit percentage royalty payments on aggregate net sales of aldoxorubicin. Additionally, the amendment removed the remaining $4.0 million regulatory milestone payment under the original agreement that had been contingent upon the achievement of a specified regulatory milestone for the product candidate related to aldoxorubicin, which initially and as of the amendment date had a fair value of zero. If LadRx licenses aldoxorubicin to an applicable third party, the Company is eligible to receive potential high single-digit percentage royalty payments on aggregate net sales of aldoxorubicin and a portion of any potential future milestone payments.

Upon the initial closing of the LadRx Agreements, the Company paid LadRx an upfront payment of $5.0 million and could have been required to pay up to an additional $6.0 million in regulatory and commercial sales milestone payments which included $5.0 million related to regulatory milestone payments and $1.0 million related to commercial sales milestone payments. The Company concluded that the regulatory milestone payments of $5.0 million met the definition of a derivative under ASC 815 and should be accounted for at fair value and recorded as a current liability at the inception of the transaction. The fair value of the regulatory milestone payments was estimated to be $1.0 million. The Company concluded the commercial milestone payment of $1.0 million did not meet the definition of a derivative under ASC 815 and a liability will be recognized when probable and reasonably estimable.

At the inception of the LadRx Agreements, the Company recorded $6.0 million as long-term royalty and commercial payment receivables under the cost recovery method related to the aggregate of the arimoclomol and aldoxorubicin payment rights acquired, which included the $5.0 million upfront payment and $1.0 million for the estimated fair value of the regulatory milestone payments.

Pursuant to the LadRx Agreements, as of December 31, 2024, the Company paid LadRx $1.0 million in regulatory milestone payments and $1.0 million in sales milestone payments. All milestone payments to LadRx under the LadRx Agreements have been fully paid.

Historically, the Company had been unable to reliably estimate its commercial payment stream from future net sales and the related commercial payments to be received under the LadRx Agreements. However, during the fourth quarter of 2025, Zevra's periodically reported MIPLYFFA sales data, available third-party sales projections, and the Company's history of receipts of commercial payments related to MIPLYFFA provided the Company with a greater ability to estimate future net sales and the commercial payments to be received under the LadRx AAA.

As of October 1, 2025, when the Company assessed it was able to reliably estimate cash flows, the Company reclassified $2.9 million of royalty and commercial payment receivables under the cost recovery method to royalty and commercial payment receivables under the EIR method. The Company recognized $1.8 million in income from purchased receivables under the EIR method during the year ended December 31, 2025.

During the year ended year ended December 31, 2025, the Company received commercial payments pursuant to the LadRx Agreements of $2.9 million.

No allowance for credit losses was recorded as of December 31, 2025 and 2024.

Royalty and Commercial Payment Purchase Agreements Under the Cost Recovery Method

Short-term royalty and commercial payment receivables under the cost recovery method were zero and $0.4 million as of December 31, 2025 and 2024, respectively. Long-term royalty and commercial payment receivables under the cost recovery method were $55.9 million and $55.9 million as of December 31, 2025 and 2024, respectively.

Castle Creek Royalty Financing

In February 2025, the Company entered into a royalty financing transaction with Castle Creek, pursuant to which the Company acquired the rights to receive (a) 6.7% of the greater of (i) 8.75% of net sales in the United States or (ii) 8.00% of worldwide net sales of D-Fi (dabocemagene autoficel, also known as FCX-007), and (b) 6.7% of 20% of proceeds from a potential Priority Review Voucher if Castle Creek obtains and sells a PRV. The Company also received warrants to purchase 10,464 shares of Castle Creek's Series D-1 Preferred Stock at an exercise price of $215.03 per share, exercisable for a ten-year period expiring on February 24, 2035.

Upon the closing of the transaction, the Company paid Castle Creek an upfront payment of $5.0 million and recorded $4.4 million as long-term royalty and commercial payment receivables in its consolidated balance sheet. The Company concluded that the Castle Creek PRV Interest met the definition of a derivative under ASC 815 and should be accounted for at fair value and recorded as a current liability at the inception of the transaction. The fair value of the Castle Creek PRV Interest was determined to have nominal value prior to FDA approval of D-Fi. The Company also concluded that the warrants met the definition of a derivative under ASC 815 and should be accounted for at fair value. As of December 31, 2025, the fair value of the warrants was estimated to be $0.7 million using a Black-Scholes Model with a volatility of 120.6% and risk-free rate of 3.69%. The warrants have an expected term of 4.5 years and an underlying share price of $215.03.

As of December 31, 2025, no payments were probable to be received under the Castle Creek royalty financing in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestone payments, and other payments until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2025.

Kuros Royalty Purchase Agreement

In July 2021, the Company entered into the Kuros RPA, pursuant to which the Company acquired the rights to 100% of the potential future royalties from commercial sales, which are tiered from high-single-digit to low-double-digits, and up to $25.5 million in pre-commercial milestone payments associated with an existing license agreement related to Checkmate Pharmaceuticals' vidutolimod (CMP-001), a Toll-like receptor 9 agonist, packaged in a virus-like particle, for an upfront payment of $7.0 million. The Company may pay up to an additional $142.5 million to Kuros in sales-based milestone payments.

At the inception of the Kuros RPA, the Company recorded $7.0 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

In May 2022, Regeneron completed its acquisition of Checkmate Pharmaceuticals resulting in a $5.0 million milestone payment to Kuros. Pursuant to the Kuros RPA, the Company is entitled to 50% of the milestone payment, which was received by XOMA in July 2022. In accordance with the cost recovery method, the $2.5 million milestone received was recorded as a direct reduction of the recorded long-term royalty and commercial payment receivables under the cost recovery method balance.

As of December 31, 2025, no payments were probable to be received under the Kuros RPA in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestone payments and other payments until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2025 and 2024.

Palobiofarma Royalty Purchase Agreement

In September 2019, the Company entered into the Palo RPA, pursuant to which the Company acquired the rights to potential royalty payments in low-single-digit percentages of aggregate net sales associated with six product candidates in various clinical development stages, targeting the adenosine pathway with potential applications in solid tumors, non-Hodgkin's lymphoma, asthma/chronic obstructive pulmonary disease, ulcerative colitis, idiopathic pulmonary fibrosis, lung cancer, psoriasis and nonalcoholic steatohepatitis and other indications that are being developed by Palo.

Under the terms of the Palo RPA, the Company paid Palo an upfront payment of $10.0 million payment at the close of the transaction, which occurred simultaneously upon parties' entry into the Palo RPA in September 2019. At the inception of the agreement, the Company recorded $10.0 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

As of December 31, 2025, no payments were probable to be received under the Palo RPA in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties received until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2025 and 2024.

Twist Bioscience Royalty Purchase Agreement

In October 2024, the Company entered into the Twist RPA. Under the terms of the Twist RPA, the Company acquired the rights to 50% of certain contingent payments (including royalties, milestone payments, sublicense income, and option exercise payments) related to Twist's 60-plus early-stage programs across over 30 partners for a $15.0 million upfront payment. The Company is eligible to receive up to $0.5 billion in milestone payments and a 50% share of up to low-single-digit royalties on future commercial sales.

Upon closing of the transaction, the Company paid Twist an upfront payment of $15.0 million, which was recorded as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

Given the limited available information and early stage of the programs, the Company was unable to reasonably estimate future milestone payments or net sales and the royalty payments to be received over the twelve-month period following the consolidated balance sheet date of December 31, 2025 and, as such, no amounts were reflected as short-term royalty and commercial payment receivables under the cost recovery method as of December 31, 2025.

As of December 31, 2025, no payments were probable to be received under Twist RPA in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestone payments and other payments until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2025 and 2024.

Daré Royalty Purchase Agreements

In April 2024, the Company entered into the Daré RPAs. Pursuant to the terms of the Daré RPAs, the Company paid $22.0 million in cash to Daré in consideration for the sale of (a) 100% of all remaining royalties related to XACIATO not already subject to the royalty-backed financing agreement Daré entered into in December 2023 and net of payments owed by Daré to upstream licensors, which equates to royalties ranging from low to high single digits, and all potential commercial milestones related to XACIATO that are payable to Daré under the Daré Organon License Agreement; and (b) a 4% synthetic royalty on net sales of OVAPRENE and a 2% synthetic royalty on net sales of Sildenafil Cream, which will decrease to 2.5% and 1.25%, respectively, upon the Company achieving a pre-specified return threshold. The Daré RPAs also provide for milestone payments to Daré of $11.0 million for each successive $22.0 million received by the Company under the Daré RPAs after achievement of a return threshold of $88.0 million.

Upon closing of the transaction, the Company paid Daré an upfront payment of $22.0 million which was recorded as long-term royalty and commercial payment receivables in the consolidated balance sheet. The Company concluded that the milestone payments to Daré did not meet the definition of a derivative under ASC 815 and expects to recognize the milestone payments as liabilities when probable and reasonably estimable.

Given the limited available information, the Company was unable to reasonably estimate future net sales and the commercial payments to be received over the twelve-month period following the consolidated balance sheet date of December 31, 2025 and, as such, no amounts were reflected as short-term royalty and commercial payment receivables under the cost recovery method as of December 31, 2025.

During the year ended December 31, 2025, the Company received de minimis commercial payments pursuant to the Daré RPAs. In accordance with the cost recovery method, the cash received was recorded as a direct reduction of the long-term royalty and commercial payment receivables under the cost recovery method balance.

Under the cost recovery method, the Company does not expect to recognize any income related to milestones and commercial payments received until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2025 and 2024.

5. License, Collaboration, and Other Arrangements

License and Collaboration Arrangements

Rezolute License Agreement

In December 2017, the Company entered into the Rezolute License Agreement for the development and commercialization of ersodetug (RZ358), which was subsequently amended in 2018, 2019, and 2020. Under the license agreement, the Company may receive development and commercial milestone payments of up to an aggregate of $232.0 million based on achievement of pre-specified criteria and royalties ranging from the high single-digits to the mid-teens based on annual net sales.

The Company has earned three milestone payments under this agreement: (i) $2.0 million in January 2022 when Rezolute dosed the last patient in its Phase 2b clinical trial for ersodetug (RZ358), (ii) $5.0 million in April 2024 when Rezolute dosed the first patient in its Phase 3 clinical trial of ersodetug (RZ358), and (iii) $5.0 million in May 2025 when Rezolute dosed the last patient in its Phase 3 trial of ersodetug (RZ358).

In December 2025, Rezolute announced the Phase 3 clinical trial of ersodetug (RZ358) did not meet its primary and key secondary endpoints.

As of December 31, 2025 and 2024, there were no contract assets or contract liabilities related to this agreement. None of the costs to obtain or fulfill the contract were capitalized. The Company recognized $5.0 million and $5.0 million in revenue from contracts with customers related to this agreement for the years ended December 31, 2025 and 2024, respectively.

Takeda Collaboration Agreement and Takeda Revenue Share Agreement

In 2006, the Company entered into the Takeda Collaboration Agreement to discover and optimize therapeutic antibodies against multiple targets. Under this agreement, the Company may receive milestone payments and royalties on future product sales.

In December 2025, the Company entered into the Takeda Revenue Share Agreement with Takeda and amended the Takeda Collaboration Agreement to exchange a portion of its rights to future royalties and certain expense reimbursements on mezagitamab under the Takeda Collaboration Agreement for rights to share future milestone payments and royalties that Takeda receives from a basket of Takeda's clinical development programs. The Company accounted for the transaction as a contract modification and updated the transaction price for the Takeda Collaboration Agreement, as amended. Changes in transaction price are recognized on a cumulative catch-up basis. For the year ended

December 31, 2025, no revenue adjustment was made as a result of this modification since all replacement variable consideration was fully constrained.

The Company has received $7.8 million of milestone payments since the inception of the Takeda Collaboration Agreement and is eligible to receive reduced remaining milestone payments of up to $13.0 million and reduced low-single-digit royalties relating to mezagitamab under the Takeda Collaboration Agreement as amended.

As of December 31, 2025 and 2024, there were no contract assets or contract liabilities related to this agreement and none of the costs to obtain or fulfill the contract were capitalized. The Company recognized $4.1 million and $0.1 million in revenue from contracts with customers related to this agreement during the years ended December 31, 2025 and 2024, respectively.

Janssen License Agreement

In August 2019, the Company entered into the Janssen License Agreement granting a non-exclusive license to develop and commercialize certain product candidates including the Company's patents and know-how. Under the agreement, the Company is entitled to receive milestone payments of up to $3.0 million upon the achievement of certain clinical development and regulatory approval milestones and a 0.75% royalty on net sales of each product upon commercialization.

As of December 31, 2025 and 2024, there were no contract assets or contract liabilities related to this agreement. None of the costs to obtain or fulfill the contract were capitalized. The Company did not recognize any revenue related to this agreement during the years ended December 31, 2025 and 2024.

Alexion License Agreement

In December 2024, following its acquisition of Amolyt, Alexion exercised an option to continue developing anti-PTH1R monoclonal antibodies that originated from the Company's discovery efforts as potential treatments for primary hyperparathyroidism and humoral hypercalcemia of malignancy. The Company will be eligible to receive up to $10.5 million in milestone payments and royalties ranging from low single to low double-digits on net commercial sales. Upon Alexion's exercise of the option, the Company earned a $0.5 million payment.

As of December 31, 2025 and December 31, 2024, there were no contract assets or contract liabilities related to this agreement and none of the costs to obtain or fulfill the contract were capitalized. The Company recognized zero and $0.5 million in revenue from contracts with customers related to this agreement during the years ended December 31, 2025 and 2024, respectively.

BioInvent License Agreement

In 2003, BioInvent granted the Company a non-exclusive license to BioInvent's product patents and know-how in exchange for future milestones and royalty payments from the Company under the BioInvent License Agreement. In 2006, the Company and Takeda collaborated to discover and develop antibodies, leading to the joint development of mezagitamab (TAK-079), which leveraged BioInvent's patents and know-how under the BioInvent License Agreement.

In May 2025, the Company, through its newly established wholly-owned subsidiary Meza Royalty 1 LLC, entered into the BioInvent Agreement to acquire all of BioInvent's remaining rights to milestone payments and royalties owed by the Company under the BioInvent License Agreement. The Company paid BioInvent $20.0 million at closing and is obligated to make an additional $10.0 million contingent payment upon FDA approval of mezagitamab.

The Company assessed the transaction and determined that it represented a modification of the existing BioInvent License Agreement. As the Company and BioInvent are no longer actively involved in the development of mezagitamab, the $20.0 million upfront payment and direct and incremental transaction costs of $0.7 million were capitalized as a contract-based intangible asset that amortizes over 15.5 years. The $10.0 million contingent payment will be capitalized if FDA approval of mezagitamab becomes probable.

The Company recognized $0.8 million of amortization expense for the year ended December 31, 2025. No impairment was recorded during the year ended December 31, 2025.

Other Arrangements

ESSA Arrangement

In October 2025, the Company acted as structuring agent in connection with the acquisition of ESSA's issued and outstanding common shares by Xeno. As part of the ESSA Acquisition Agreement, the Company agreed, among other things, to provide bridge financing to Xeno. To facilitate the closing of the acquisition, we extended a short-term loan of $5.9 million to Xeno, which was repaid in October 2025. Additionally, Xeno paid the Company an arranger fee of $3.0 million following the closing of the ESSA acquisition for the services rendered by the Company in October 2025, which fee was received in October 2025. BVF, a related party of the Company (Note 14), owned approximately 24.7% of ESSA before its acquisition by Xeno.

Sale of Future Revenue Streams

In December 2016, the Company entered into two royalty interest sale agreements (together, the "Royalty Sale Agreements") with HCRP. Under the first Royalty Sale Agreement, the Company sold its right to receive milestone payments and royalties on future sales of products subject to a License Agreement, dated August 18, 2005, between XOMA and Wyeth Pharmaceuticals (subsequently acquired by Pfizer) for an upfront cash payment of $6.5 million, plus potential additional payments totaling $4.0 million in the event three specified net sales milestones were met in 2017, 2018 and 2019. Based on actual sales, 2017, 2018, and 2019 sales milestones were not achieved. Under the second Royalty Sale Agreement entered into in December 2016, the Company sold its right to receive certain royalties under an Amended and Restated License Agreement dated October 27, 2006 between XOMA and Dyax Corp. for a cash payment of $11.5 million. The Company recorded the total proceeds of $18.0 million as unearned revenue recognized under the units-of-revenue method as the Royalty Sale Agreements were structured as a non-cancellable sale, in which the Company does not have significant continuing involvement in the generation of the cash flows due to HCRP and there are no guaranteed rates of return to HCRP.

The Company allocated the total proceeds between the two Royalty Sale Agreements based on the relative fair value of expected payments to be made to HCRP under the license agreements. Under the units-of-revenue method, amortization for a reporting period is calculated by computing a ratio of the allocated proceeds received from HCRP to the payments expected to be made by the licensees to HCRP over the term of the Royalty Sale Agreements, and then applying that ratio to the period's cash payment. During the third quarter of 2018, the Shire product underlying the Dyax Corp. license agreement was approved, and the Company began recognizing revenue under the units-of-revenue method due to sales of the approved product.

The Company recognized $1.3 million and $3.6 million in revenue under the units-of-revenue method under these agreements during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the current and non-current portions of the remaining unearned revenue recognized under the units-of-revenue method were $1.3 million and $3.2 million, respectively. As of December 31, 2024, the Company classified $1.4 million and $4.4 million as current and non-current unearned revenue recognized under the units-of-revenue method, respectively.

6. Acquisitions and Related Arrangements

LAVA Acquisition

On August 3, 2025, the Company entered into the LAVA Purchase Agreement, as amended on October 17, 2025, pursuant to which the Company acquired LAVA for (i) $1.04 in cash per LAVA ordinary share and (ii) one non-transferable CVR per share. In-the-money options were vested immediately upon closing of the initial tender offer and were entitled to (i) $1.04 less the exercise price per LAVA option in cash and (ii) one non-transferable CVR per option.

The acquisition was structured as a two-step transaction. The initial tender offer closed on November 17, 2025, when approximately 87% of LAVA's outstanding ordinary shares were validly tendered. The subsequent offering and the post-offer reorganization were completed on November 20, 2025, when the remaining LAVA outstanding ordinary shares were either tendered or cancelled, and LAVA became a wholly-owned subsidiary of the Company. The Company concluded that November 17, 2025, the initial tender offer closing date, was the acquisition date as this was the date the Company obtained control of LAVA.

LAVA entered into partnered programs with J&J in May 2020 and Pfizer in September 2022. Under the J&J Collaboration and License Agreement, J&J agreed to develop JNJ-89853413, a Phase 1 clinical asset that targets CD33 and hematologic cancers. Under the Pfizer License Agreement, Pfizer agreed to develop PF-08046052, a Phase 1 clinical asset that utilizes LAVA's proprietary Gammabody technology to target EGFR-positive tumors. LAVA is entitled to receive certain milestone and royalty payments under these partnered programs.

Under the LAVA CVR Agreement dated November 17, 2025, CVR holders are entitled to 75% of the net proceeds from ongoing and future collaborations related to these partnered programs over a 10-year period. The Company concluded that any contingent consideration related to LAVA's partnered programs is a contingent liability under ASC 450 and will be recognized when probable and reasonably estimable. As of December 31, 2025, the Company does not expect to receive any milestone or royalty payments under these partnered programs, and no contingent consideration was considered probable.

Under the LAVA CVR Agreement, CVR holders are also entitled to 75% of the net proceeds from the sale, transfer, license, assignment, or other divestiture of LAVA-1266, a clinical program for acute myeloid leukemia and myelodysplastic syndrome acquired as part of the LAVA Purchase Agreement. The Company concluded that any contingent consideration related to LAVA-1266 is a contingent liability under ASC 450 and will be recognized when probable and estimable. As of December 31, 2025, the Company has not yet sold or licensed LAVA-1266 and no contingent consideration was considered probable.

Additionally, CVR holders are also entitled to 100% of the amount by which LAVA's closing net cash exceeds the amount of closing net cash as determined by the LAVA Merger Agreement, minus any permitted deductions, as well as 100% of the tax reserve in the amount of $6.3 million minus any permitted tax reserve matter expenses. The Company concluded that each of these elements are contingent liabilities under ASC 450 and will be recognized when probable and reasonably estimable. As of the acquisition date, the Company recognized contingent liabilities for both the closing net cash CVR payment and tax reserve CVR payment at an amount deemed probable and reasonably estimable.

The total purchase consideration for LAVA, as of November 17, 2025, was as follows (in thousands):

Closing cash payment[1]	$ 24,547
Deferred consideration payable[2]	3,565
CVR consideration adjustment[3]	9,114
Transaction costs	1,752
Total purchase consideration	$ 38,978

(1) The closing cash payment was based on the total of 22,877,463 LAVA ordinary shares, initially tendered at a price of $1.04 per share, and the cash payment of $0.8 million for 1,847,957 shares of LAVA's in-the-money options.
(2) The deferred consideration payable was based on 3,427,832 LAVA ordinary shares, subsequently tendered or cancelled at a price of $1.04 per share.
(3) The probable amount of the additional closing net cash contingent consideration was estimated at $2.8 million and the probable amount of tax reserve proceeds contingent consideration was estimated at $6.3 million.

The LAVA acquisition was accounted for as an asset acquisition under ASC 805 because the assets acquired did not satisfy the definition of a "business" under ASC 805. As such, the Company recognized the acquired assets and liabilities based on the total purchase consideration using a relative fair value basis. The value of the acquired IP assets was reduced by the excess of the fair value of the net assets acquired over the initial consideration based on the relative fair value of each IP.

The following table shows the allocation of the purchase consideration based on the relative fair value of assets acquired and liabilities assumed by the Company as of November 17, 2025 (in thousands):

Cash and cash equivalents	$ 38,786
Trade and other receivables, net	85
Prepaid expenses and other current assets	1,266
Long-term restricted cash	6,333
LAVA-1266 IP	149
LAVA J&J Partnered Program IP	171
LAVA Pfizer Partnered Program IP	763
Accounts payable	(4,123)
Accrued and other current liabilities	(4,452)
Net assets acquired	$ 38,978

HilleVax Acquisition

On August 4, 2025, the Company entered into the HilleVax Merger Agreement through a tender offer for (i) $1.95 in cash per share of HilleVax common stock and per RSU, plus (ii) one non-transferable CVR per share of HilleVax common stock and per RSU. The merger closed on September 17, 2025, and XRA 4 merged with and into HilleVax. Following the merger, HilleVax continued as the surviving entity in the merger and became a wholly-owned subsidiary of the Company.

Under the HilleVax CVR Agreement, CVR holders are entitled to 90% of the net proceeds from the subsequent licensing or other disposition of HIL-216, a pre-clinical vaccine candidate for norovirus acquired as part of the HilleVax Merger Agreement, if sold within two years of the merger and 100% of the unused funds in the related expense fund at the end of the two-year period. The Company concluded that any contingent consideration related to HIL-216 is a contingent liability under ASC 450 and will be recognized when probable and estimable. As of December 31, 2025, the Company has not yet sold or licensed HIL-216 and no contingent consideration was considered probable.

Additionally, CVR holders are entitled to 100% of security deposit receipts associated with the Boston Lease. As of December 31, 2025, the Company has $40.7 million held in restricted cash to pay the Boston Lease obligations. If the Boston Lease is terminated, assigned, or subleased within twelve months of the HilleVax Merger Closing Date, 100% of lease payment obligations saved or the amount received from any subtenant will be distributed to CVR holders. If the Boston Lease is terminated, assigned, or subleased after twelve months of the HilleVax Merger Closing Date, 90% of the applicable savings or receipts will be distributed to CVR holders.

In March 2022, HilleVax entered into the Boston Lease for office and laboratory space, which was historically classified as an operating lease. The lease commenced in April 2022, with base rental payments beginning in January 2023 and ending in December 2032. As of September 17, 2025, the Company concluded that the Boston Lease should be classified as an acquired lease and, in accordance with ASC 805, the Company retained the historical operating lease classification for the lease. In accordance with ASC 842, the Company accounted for the lease as if it commenced on the HilleVax Merger Closing Date. The Company recognized operating lease liabilities of $22.4 million as of September 17, 2025.

On July 31, 2025, HilleVax entered into a sublease agreement with a sublessee for a portion of the Boston Lease premises, with a duration of three years and two months. HilleVax remains liable for the full lease payments under the original lease agreement. The Company expects to recognize sublease income as received and maintain obligations under the head lease in its balance sheet since no legal provisions relieve the Company of its primary obligation under the head lease.

As part of the HilleVax Merger Agreement, the Company acquired the lease and the sublease agreement. The Company concluded that any contingent consideration related to the receipts associated with the Boston Lease is a contingent liability under ASC 450 and will be recognized when probable and estimable. As the return of security deposit and the sublease payments represent probable and estimable payments for which the CVR holders are entitled to 100% of the proceeds, the Company recorded a CVR liability for $5.7 million. Under the HilleVax CVR Agreement, the Company is responsible for the collection and disbursement to Broadridge, the HilleVax CVR holders' rights agent, of any proceeds to which HilleVax CVR holders could be entitled.

In August 2021, HilleVax entered into the Swiss Lease for its facility in Switzerland, which was historically classified as an operating lease. The Swiss Lease will expire in September 2026, with an option to extend the lease for five years that the Company does not plan to exercise. As part of the merger, the Company also acquired the Swiss Lease and will pay $0.1 million in lease payments over the remaining term of the lease.

As of September 17, 2025, the Company concluded that the Swiss Lease should be classified as an acquired lease and, in accordance with ASC 805, the Company retained the historical operating lease classification for the lease. In accordance with ASC 842, the Company accounted for the lease as if it had commenced on the HilleVax Merger Closing Date. The Company recognized operating lease liabilities of $0.1 million as of September 17, 2025.

The total purchase consideration for HilleVax, as of September 17, 2025, was as follows (in thousands):

Closing cash payment[1]	$ 98,968
CVR consideration adjustment[2]	5,673
Transaction costs	708
Total purchase consideration	$ 105,349

    (1) The closing cash payment was based on the total of 50,615,092 shares of HilleVax common stock, tendered at a price of $1.95 per share, and the settlement of 137,592 HilleVax RSUs at a per share price of $1.95.

    (2) The probable amount of the Boston Lease contingent consideration was estimated by the security deposit of $1.6 million and the known sublease payments of $4.1 million from the sublease agreement entered into prior to the HilleVax Merger Closing Date.

The HilleVax acquisition was accounted for as an asset acquisition under ASC 805 because the assets acquired did not meet the definition of a "business" under ASC 805. As such, the Company recognized the acquired assets and liabilities based on the total purchase consideration using a relative fair value basis. The acquired assets primarily included cash and cash equivalents, restricted cash, and operating lease right-of-use assets. The value of the acquired right-of-use assets were reduced to zero due to acquisition impacts, including the bargain purchase adjustment. As the fair value of net assets acquired exceeded the total purchase consideration, a bargain purchase gain was recognized on the acquisition of HilleVax in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2025.

The following table shows the allocation of the purchase consideration based on the relative fair value of assets acquired and liabilities assumed by the Company as of September 17, 2025 (in thousands):

Cash and cash equivalents	$	102,752
Trade and other receivables, net		275
Prepaid expenses and other current assets		64
Short-term restricted cash		5,244
Long-term restricted cash		38,063
Other assets - long term		26
Accrued and other current liabilities		(663)
Operating lease liabilities		(1,879)
Long-term operating lease liabilities		(20,646)
Net assets acquired	$	123,236
Reconciliation of net assets acquired to total purchase consideration:		
Net assets acquired	$	123,236
Less: Gain on the acquisition of HilleVax		(17,887)
Total purchase consideration	$	105,349

Under the HilleVax CVR Agreement, the CVR payments are adjusted for the excess and shortfall in the closing net cash, which is accounted for as a working capital adjustment to the purchase price and no contingent liability was recorded as of the acquisition date. In December 2025, the Company recalculated the final closing net cash of HilleVax, and recognized a reduction to the contingent value rights liabilities – long-term in its consolidated balance sheet for the cash shortfall of $0.7 million, with the corresponding income recorded in other income, net in its consolidated statement of operations.

Turnstone Acquisition

On June 26, 2025, the Company entered into the Turnstone Merger Agreement, pursuant to which the Company acquired Turnstone via a tender offer for (i) $0.34 in cash per share of Turnstone common stock and per RSU, plus (ii) one non-transferable CVR per share of Turnstone common stock and per RSU. The merger closed on August 11, 2025, and XRA 3 merged with and into Turnstone, with Turnstone continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Company.

Under the Turnstone CVR Agreement, CVR holders are entitled to up to 100% of the net proceeds from specified legacy Turnstone assets, including tax receivables and a lease security deposit. The consideration to be transferred under the Turnstone CVR Agreement is not contingent on any future event or conditions being met and represents a return of Turnstone's legacy assets to the CVR holders. As a result, the CVR consideration is accounted for as a working capital adjustment to the purchase price and there is no contingent liability recorded. The Company will recognize any subsequent adjustments to CVR payment amounts in earnings.

The total purchase consideration for Turnstone, as of August 11, 2025, was as follows (in thousands):

Closing cash payment[1]	$	7,868
CVR consideration adjustment[2]		1,110
Transaction costs		596
Total purchase consideration	$	9,574

(1) The closing cash payment was based on the total of 23,140,691 shares of Turnstone common stock, tendered at a price of $0.34 per share, and the settlement of 1,135 Turnstone RSUs at a per share price of $0.34.

(2) The CVR working capital consideration adjustment represents the estimated recovery of tax receivables of $850,000 and the lease security deposit of $260,000.

As part of the merger, the acquired assets included certain short-term financial assets, primarily consisting of cash, receivables, and prepaid expenses and other current assets, as well as other long-term assets. The Company has also acquired a short-term lease expiring in February 2026 with a related sublease agreement.

The Turnstone acquisition was accounted for as an asset acquisition under ASC 805 because the assets acquired did not satisfy the definition of a "business" under ASC 805. As such, the Company recognized the acquired assets and liabilities based on the total purchase consideration, on a relative fair value basis. As the fair value of net assets acquired exceeded the total purchase consideration, a bargain purchase gain was recognized on the acquisition of Turnstone in the consolidated statements of operations for the year ended December 31, 2025.

The following table shows the allocation of the purchase consideration based on the relative fair value of assets acquired and liabilities assumed by the Company as of August 11, 2025 (in thousands):

Cash and cash equivalents	$	10,525
Short-term restricted cash		1,790
Trade and other receivables, net		272
Prepaid expenses and other current assets		1,363
Accounts payable		(2,268)
Accrued and other current liabilities		(285)
Net assets acquired	$	11,397
Reconciliation of net assets acquired to total purchase consideration:		
Net assets acquired	$	11,397
Less: Gain on the acquisition of Turnstone		(1,823)
Total purchase consideration	$	9,574

Mural Acquisition

On August 20, 2025, the Company entered into the Mural Transaction Agreement with Mural, pursuant to which the Company acquired Mural for a cash price of $2.035 per Mural ordinary share and RSU. The final total cash consideration per share was determined to be $2.035 per share. The acquisition closed on December 5, 2025. Following the closing date, Mural became a wholly-owned subsidiary of the Company.

The total purchase consideration for Mural, as of December 5, 2025, was as follows (in thousands):

Consideration payable[1]	$	35,333
Closing cash payment[2]		901
Transaction costs		1,400
Total purchase consideration	$	37,634

(1) The consideration payable was based on the total of 17,362,740 Mural ordinary shares at a price of $2.035 per share and paid on December 9, 2025.

(2) The closing cash payment was based on the total 442,718 Mural RSUs, tendered at a price of $2.035 per share.

The Mural acquisition was accounted for as an asset acquisition under ASC 805 because the assets acquired did not satisfy the definition of a "business" under ASC 805. As such, the Company recognized the acquired assets and liabilities based on the total purchase consideration, on a relative fair value basis. As the fair value of net assets exceeded the total purchase consideration, a bargain purchase gain was recognized on the acquisition of Mural in the consolidated statements of operations for the year ended December 31, 2025.

The following table shows the allocation of the purchase consideration based on the relative fair value of assets acquired and liabilities assumed by the Company as of December 5, 2025 (in thousands):

Cash and cash equivalents	$	41,778
Prepaid expenses and other current assets		129
Accrued and other current liabilities		(1,053)
Net assets acquired	$	40,854
Reconciliation of net assets acquired to total purchase consideration:		
Net assets acquired		40,854
Less: Gain on the acquisition of Mural		(3,220)
Total purchase consideration	$	37,634

Kinnate Acquisition

In April 2024, the Company completed the acquisition of Kinnate through a tender offer for $2.5879 per share plus CVRs, for a total purchase consideration of $126.4 million. As part of the merger, the Company acquired an IPR&D asset related to KIN-3248 (a Phase 1 clinical trial candidate) as well as several pre-clinical assets.

Under the Kinnate CVR Agreement, Kinnate CVR holders are entitled to 100% of the net proceeds of the $30.5 million potential milestone related to the sale of exarafenib to Pierre Fabre in February 2024. The Exarafenib milestone contingent consideration is accounted for as a derivative under ASC 815. As of December 31, 2025, the fair value of the Exarafenib milestone contingent consideration was $3.6 million, which had an estimated fair value of $3.2 million as of December 31, 2024.

The Company accounts for potential contingent consideration related to KIN-3248, KIN-8741, KIN-7136, and KIN-2524 as period expenses when incurred. During the year ended December 31, 2025, the Company sold KIN-3248, KIN-8741 and KIN-7136 to third parties, and recognized $0.6 million in other income, net on the consolidated statements of operations. As of December 31, 2025, the contingent consideration of $0.6 million, net of expenses, had been paid to Kinnate CVR holders.

During the third quarter of 2025, the Company recorded a reduction to the gains on acquisitions of $1.7 million, a reduction to prepaid expenses and other current assets of $0.3 million, a reduction to other assets – long term of $1.0 million, and a reduction to general and administrative expenses of $0.4 million to correct the gain previously recognized and remove a previously recognized prepaid asset for the Kinnate acquisition that occurred in 2024.

Pulmokine Acquisition

In November 2024, the Company acquired Pulmokine for $20.5 million to obtain an economic interest in seralutinib, a Phase 3 asset being studied in pulmonary arterial hypertension. The acquisition included an intangible asset related to seralutinib with an estimated useful life of 12 years. The Company recognized $2.2 million and $0.2 million of amortization expense for the years ended December 31, 2025 and 2024, respectively. No impairment indicators were identified and no impairment was recorded during the years ended December 31, 2025 and 2024.

Contingent consideration related to the seralutinib asset could be payable subject to certain development and commercial milestones. As of December 31, 2025 and 2024, there were no contract assets or contract liabilities related to this agreement and no revenue was recognized during the years ended December 31, 2025 and 2024.

7. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The carrying amounts of certain of the Company's financial instruments, including cash, trade and other receivables, net, and accounts payable, approximate their fair value due to their short maturities. Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs used in valuation techniques. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs, either directly or indirectly, other than quoted prices in active markets for identical assets or liabilities, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities; therefore, requiring an entity to develop its own valuation techniques and assumptions.

An entity may choose to measure many financial instruments and certain other items at fair value at specified election dates. The Company's Exarafenib milestone asset (Note 6) was carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above. Any subsequent changes in the estimated fair value of the Exarafenib milestone asset are recorded in the consolidated statements of operations.

The following tables set forth the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

	Fair Value Measurements as of December 31, 2025 using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents:				
Money market funds	$ 41,810	$ —	$ —	$ 41,810
U.S. treasury bills	6,330	—	—	6,330
Total cash equivalents	48,140	—	—	48,140
Exarafenib milestone asset (Note 6)	—	—	3,600	3,600
Investment in equity securities	382	—	—	382
Castle Creek PRV Interest (Note 4)	—	—	—	—
Castle Creek warrants (Note 4)	—	—	697	697
Total financial assets	$ 48,522	$ —	$ 4,297	$ 52,819
Liabilities:				
Exarafenib milestone contingent consideration (Note 6)	$ —	$ —	$ 3,600	$ 3,600
Share-based liability (Note 12)	—	—	3,197	3,197
Total financial liabilities	$ —	$ —	$ 6,797	$ 6,797

| | Fair Value Measurements as of December 31, 2024 using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents:				
Money market funds	$ 72,304	$ —	$ —	$ 72,304
U.S. treasury bills	20,367	—	—	20,367
Total cash equivalents	92,671	—	—	92,671
Exarafenib milestone asset (Note 6)	—	—	3,214	3,214
Investment in equity securities	3,529	—	—	3,529
Total financial assets	$ 96,200	$ —	$ 3,214	$ 99,414
Liabilities:				
Exarafenib milestone contingent consideration (Note 6)	$ —	$ —	$ 3,214	$ 3,214
Total financial liabilities	$ —	$ —	$ 3,214	$ 3,214

Exarafenib Milestone Asset and Exarafenib Milestone Contingent Consideration

The Exarafenib milestone asset and Exarafenib milestone contingent consideration represent the Company's potential receipt of a future milestone payment and a future consideration payable to Kinnate CVR holders that are contingent upon the achievement of a certain specified milestone related to the Exarafenib sale. As of December 31, 2025, the estimated fair value of each of the Exarafenib milestone asset and Exarafenib milestone contingent consideration was $3.6 million. The fair value measurement was based on a probability-weighted discounted cash flow model using significant Level 3 inputs, such as anticipated timelines and the probability of achieving the development milestone. Both the Exarafenib milestone asset and Exarafenib milestone contingent consideration are remeasured at fair value at each reporting period with changes in fair value recorded in the other income, net line item of the consolidated statement of operations until settlement.

During the year ended December 31, 2025, the estimated fair value of both the Exarafenib milestone asset and Exarafenib milestone contingent consideration increased by $0.4 million. The increase in estimated fair value had an offsetting net impact of zero on the consolidated statements of operations for the year ended December 31, 2025.

Castle Creek PRV Interest and Warrants

The Castle Creek PRV Interest and warrants represent the Company's right to receive 6.7% of the proceeds from a potential Priority Review Voucher sale and warrants to purchase Castle Creek's Series D-1 Preferred Stock, acquired as part of the Castle Creek royalty financing transaction on February 24, 2025. As of December 31, 2025, the estimated fair value of the Castle Creek PRV Interest was nominal, and the estimated fair value of the Castle Creek warrants was $0.7 million. The fair value measurement for the Castle Creek PRV Interest was based on a probability-weighted discounted cash flow model, while the warrants were valued using a Black-Scholes option pricing model. Both valuations used significant Level 3 inputs, including expected timing of FDA approval, probability of PRV issuance and sale, expected volatility, risk-free interest rates, and discount rates reflecting the risk associated with Castle Creek's development program. Both the Castle Creek PRV Interest and warrants are remeasured at fair value at each reporting period with changes in fair value recorded in the change in fair value of embedded derivative related to RPA and other income, net line items of the consolidated statement of operations.

Investment in Equity Securities

The equity securities consisted of investments in publicly traded companies' common stock that are classified on the consolidated balance sheets as current assets as of December 31, 2025 and 2024. The equity securities are revalued each reporting period with changes in fair value recorded in the other income, net line item of the consolidated statements of operations. The inputs that were used to calculate the fair value of the equity securities were observable prices in active markets and therefore were classified as a Level 1 fair value measurement.

Share-Based Liability

The Company uses a fair-value based measure to estimate the share-based liability at each reporting period until settlement. The Company uses the Black-Scholes Model to determine the fair value of the call options and the share-based liability each reporting period until settlement. Fair value of the share-based liability was $3.2 million as of December 31, 2025 and was categorized as Level 3 on the fair value hierarchy.

8. Lease Agreements

XOMA Royalty Office Lease

The Company leases a facility in Emeryville, California under an operating lease, which commenced on November 10, 2023 and has a term of 65 months. The Company recognized an operating lease right-of-use assets of $0.4 million and operating lease liabilities of $0.4 million on November 10, 2023, the commencement date of the lease.

Leases Assumed in Acquisitions

***Kinnate Lease and* Sublease**

As part of the Kinnate acquisition in 2024, the Company acquired a lease agreement that was assigned to an assignee and expires on June 30, 2026. In accordance with ASC 842, the Company accounted for the lease as if it had commenced on the acquisition date. The Company recognized operating lease liabilities of $0.8 million as of April 3, 2024. No operating lease right-of-use assets were recorded due to the allocation of the excess of fair value of net assets acquired to certain qualifying assets under ASC 805.

As part of the Kinnate acquisition, the Company acquired a lease assignment agreement with an assignee that expires on June 30, 2026. For the years ended December 31, 2025 and 2024, the Company recognized sublease income of $0.4 million and $0.3 million, respectively, in the other income, net line item in the consolidated statement of operations.

Turnstone Lease and Sublease

As part of the Turnstone acquisition, the Company acquired an immaterial short-term lease agreement and a related sublease agreement that expires in February 2026.

HilleVax - Boston Lease

As part of the HilleVax acquisition, the Company acquired the Boston Lease that expires on December 31, 2032. In accordance with ASC 842, the Company accounted for the lease as if it had commenced on the acquisition date. The Company recognized operating lease liabilities of $22.4 million as of September 17, 2025. No operating lease right-of-use assets were recorded due to the allocation of the excess of fair value of net assets acquired to certain qualifying assets under ASC 805. The lease includes a single option to extend the term for an additional five years following the initial 10-year term, which the Company is not reasonably certain to exercise.

HilleVax - Swiss Lease

As part of the HilleVax acquisition, the Company acquired the Swiss Lease that expires on September 30, 2026. In accordance with ASC 842, the Company accounted for the lease as if it had commenced on the acquisition date. The Company recognized operating lease liabilities of $0.1 million as of September 17, 2025. No operating lease right-of-use assets were recorded due to the allocation of the excess of fair value of net assets acquired to certain qualifying assets under ASC 805.

HilleVax Sublease

As part of the HilleVax acquisition, the Company acquired an executed sublease agreement with a sublessee for a portion of the Boston Lease premises. The sublease commenced on November 1, 2025 and will expire three years and two months following the commencement date. The Company recognized $0.2 million of sublease income for the year ended December 31, 2025.

The following table summarizes the maturity of the Company's operating lease liabilities as of December 31, 2025 (in thousands):

Year		Rent Payments
2026	$	4,091
2027		3,951
2028		4,076
2029		4,126
2030		4,211
Thereafter		8,797
Total undiscounted lease payments	$	29,252
Present value adjustment		(6,674)
Total net lease liability for operating leases	$	22,578

As of December 31, 2025 and 2024, the total net lease liability was $22.6 million and $0.9 million, respectively. As of December 31, 2025, undiscounted lease payments of $28.7 million were reserved as part of the restricted cash held for Boston Lease payments.

As of December 31, 2025 the Company's current and non-current operating lease liabilities were $2.5 million and $20.1 million, respectively. As of December 31, 2024 the Company's current and non-current operating lease liabilities were $0.4 million and $0.5 million, respectively.

The following table summarizes the cost components of the Company's operating leases included in G&A in the consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively (in thousands):

	Year Ended December 31,			
	2025		2024	
Lease costs:				
Operating lease cost	$	824	$	131
Variable lease cost [1]		337		18
Total lease costs	$	1,161	$	149

(1) Under the terms of the lease agreements, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability. Variable lease payments include non-lease components such as common area maintenance fees.

The following table presents supplemental disclosure for the consolidated statements of cash flows related to operating leases (in thousands):

	Year Ended December 31,			
	2025		2024	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows under operating leases	$	1,011	$	83

The assumptions used in calculating the present value of the lease payments for the Company's operating leases as of December 31, 2025 and 2024, respectively, were as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term	6.88 years	2.52 years
Weighted-average discount rate	7.73 %	8.00 %

9. Long-Term Debt

Blue Owl Loan Agreement

On December 15, 2023, XOMA transferred to XRL, a newly formed wholly owned subsidiary, all its rights, title and interest in the commercial payments from Roche's VABYSMO under the Affitech CPPA and related assets (the "Commercial Payments").

Simultaneously, XRL entered into the Blue Owl Loan Agreement with Blue Owl and lenders, pursuant to which XRL was extended certain senior secured credit facilities in an aggregate principal amount of up to $140.0 million. The principal and interest of the loan are to be paid from the Commercial Payments. XRL is obligated to make semi-annual interest payments, starting in March 2024, at a fixed rate of 9.875% per annum until the commercial payment-backed loan is repaid, at which time the Commercial Payments will revert back to XOMA. On each interest payment date, any shortfall in interest payment will be paid from the interest reserve, any uncured shortfall in interest payment that exceeds the interest reserve will increase the outstanding principal amount of the loan, and any Commercial Payment in excess of accrued interest on the loan will be used to repay the principal of the loan until the balance is fully repaid.

The loan matures on December 15, 2038, provided that XRL may repay it in full at any time prior to December 15, 2038, subject to the terms of the Blue Owl Loan Agreement. The Blue Owl Loan includes (i) an initial term loan in an aggregate principal amount equal to $130.0 million and (ii) a delayed draw term loan in an aggregate principal amount of $10.0 million to be funded at the option of XRL upon receipt by the lenders of payments of principal and interest from the proceeds of Commercial Payments in excess of an agreed upon amount on or prior to March 15, 2026.

The payment obligations under the Blue Owl Loan Agreement are limited to XRL, and Blue Owl has no recourse under the Blue Owl Loan Agreement against XOMA or any assets other than the VABYSMO-related assets, rights transferred to XRL, and XOMA's equity interest in XRL. In connection with the Blue Owl Loan Agreement, (i) XRL granted Blue Owl a first-priority perfected lien on, and security interest in, (a) the Commercial Payments and the proceeds thereof, in each case under the Affitech CPPA and (b) all other assets of XRL and (ii) XOMA granted Blue Owl a first-priority perfected lien on, and security interest in 100% of the equity of XRL. The Blue Owl Loan Agreement contains other customary terms and conditions, including representations and warranties, as well as indemnification obligations in favor of Blue Owl.

On December 15, 2023, the Company borrowed the initial term loan of $130.0 million and received $119.6 million, net of $4.1 million in fees and lender expenses and $6.3 million that was deposited into reserve accounts to pay interest, administrative fees and XRL's operating expenses. The Company also incurred $0.6 million of direct issuance costs related to the Blue Owl Loan Agreement.

In connection with the Blue Owl Loan Agreement, XOMA issued to Blue Owl and certain funds affiliated with Blue Owl warrants to purchase: (i) up to 40,000 shares of XOMA's common stock at an exercise price of $35.00 per share; (ii) up to 40,000 shares of XOMA's common stock at an exercise price of $42.50 per share; and (iii) up to 40,000 shares of XOMA's common stock at an exercise price of $50.00 per share (collectively, the "Blue Owl Warrants"). The fair value of the Blue Owl Warrants was determined using the Black-Scholes Model and was estimated to be $1.5 million. As of December 31, 2025, all Blue Owl Warrants were outstanding.

The initial term loan of $130.0 million is carried at amortized cost. Amortization of the initial term loan is applied under the expected-effective-yield approach using the retrospective interest method. As of December 15, 2023, the EIR was determined to be 11.01%. The Company recorded a debt discount of $5.3 million, which included $3.8 million in allocated fees and lender expenses and $1.5 million for the fair value of the Blue Owl Warrants. The Company also recorded $0.6 million in direct debt issuance costs allocated to the initial term loan. The Company will accrete both the debt discount of $5.3 million and $0.6 million of direct debt issuance costs over the expected term of the initial term loan.

As of the closing date of December 15, 2023, the Company recorded the $0.3 million allocated costs for the delayed draw term loan commitment as a non-current asset in other assets - long term in the consolidated balance sheet and will reclassify the amount as a debt discount when the delayed draw term loan is drawn. As of December 31, 2025, no amount had been drawn from the delayed draw term loan.

In March 2025, XRL made a semi-annual payment of $11.1 million which included an interest payment of $6.1 million and principal repayment of $5.0 million. In September 2025, XRL made a semi-annual payment of $11.4 million which included an interest payment of $5.8 million and principal repayment of $5.6 million. The carrying value of the short and long-term portion of the initial term loan was $12.5 million and $96.5 million, respectively, as of December 31, 2025. As of December 31, 2025, the EIR was determined to be 10.89%. The Company recorded $13.0 million in interest expense during the year ended December 31, 2025. As of December 31, 2025, the Company had an unaccreted debt discount of $3.1 million and unaccreted direct issuance costs of $0.4 million to be accreted over the expected remaining term of the initial term loan.

The following table summarizes the impact of the initial term loan on the Company's consolidated balance sheet as of December 31, 2025 (in thousands):

	December 31, 2025
Gross principal	$ 130,000
Principal repayments	(17,502)
Debt discount and debt issuance costs.	(3,521)
Total carrying value net of principal repayments, debt discount, and debt issuance costs	108,977
Less: current portion of long-term debt	(12,526)
Long-term debt	$ 96,451

Long-term debt on the Company's consolidated balance sheet as of December 31, 2025 and 2024 included only the carrying value of the Blue Owl Loan. Fair value of long-term debt was $110.7 million as of December 31, 2025, and was categorized as Level 3 on the fair value hierarchy.

Aggregate projected future principal payments of the initial term loan as of December 31, 2025, are as follows (in thousands):

Year Ending December 31,	Payments
2026	$ 13,506
2027	16,631
2028	20,207
2029	24,278
2030	28,906
Thereafter	8,970
Total payments	$ 112,498

Accretion of debt discounts and issuance costs are included in interest expense. Interest expense in the consolidated statements of operations for the years ended December 31, 2025 and 2024 relates to the initial term loan (in thousands):

| | Year Ended December 31, | |
	2025	2024
Accrued interest expense	$ 11,644	$ 12,490
Accretion of debt discount and debt issuance costs	1,387	1,350
Total interest expense	$ 13,031	$ 13,840

10. Common Stock Warrants

As of December 31, 2025 and 2024, the following common stock warrants were outstanding:

Issuance Date	Expiration Date	Balance Sheet Classification	Exercise Price per Share	December 31, 2025	December 31, 2024
May 2018	May 2028	Stockholders' equity	$ 23.69	6,332	6,332
March 2019	March 2029	Stockholders' equity	$ 14.71	4,845	4,845
December 2023	December 2033	Stockholders' equity	$ 35.00	40,000	40,000
December 2023	December 2033	Stockholders' equity	$ 42.50	40,000	40,000
December 2023	December 2033	Stockholders' equity	$ 50.00	40,000	40,000
				131,177	131,177

In May 2018, the Company issued SVB a warrant in connection with the legacy SVB Loan Agreement which is exercisable in whole or in part for up to an aggregate of 6,332 shares of common stock with an exercise price of $23.69 per share. The warrant may be exercised on a cashless basis and is exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The fair value of the warrant issued to SVB was determined using the Black-Scholes Model and was estimated to be $0.1 million. The warrant is classified in stockholders' equity on the consolidated balance sheets.

In March 2019, the legacy SVB Loan Agreement was amended to extend the draw period from March 31, 2019 to March 31, 2020. In connection with the amendment, the Company issued a second warrant to SVB which is exercisable in whole or in part for up to an aggregate of 4,845 shares of common stock with an exercise price of $14.71 per share. The second warrant may be exercised on a cashless basis and is exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The fair value of the second warrant issued to SVB was determined using the Black-Scholes Model and was estimated to be $0.1 million. The warrant is classified in stockholders' equity on the consolidated balance sheets.

In December 2023, in connection with the Blue Owl Loan, the Company issued the Blue Owl Warrants to certain funds affiliated with Blue Owl, which are exercisable in whole or in part for up to an aggregate of 120,000 shares of the Company's common stock, inclusive of warrants to purchase three tranches of up to 40,000 shares of common stock each at an exercise price of $35.00, $42.50, and $50.00 per share, respectively. The Blue Owl Warrants may be exercised on a cashless basis and are exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The aggregate fair value of the Blue Owl Warrants of $1.5 million is classified in stockholders' equity on the consolidated balance sheets.

11. Commitments and Contingencies

Collaborative Agreements, Royalties, and Milestone Payments

The Company has committed to make potential future milestone payments and legal fees to third parties as part of licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory and commercial milestones by the Company's licensees. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $12.1 million (assuming one product per contract meets all milestone events), including the $10.0 million BioInvent contingent consideration, have not been recorded on the accompanying consolidated balance sheets. The Company is unable to determine precisely when and if payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties. None of these milestones were assessed to be probable as of December 31, 2025.

Contingent Consideration

The Company has committed to pay contingent consideration pursuant to its transactions with LAVA, HilleVax, Pulmokine, Kinnate, Kuros, and Daré (see Notes 4 and 6 for additional information).

As of December 31, 2025, the Company recorded $3.6 million for the Exarafenib milestone contingent consideration, which represented the estimated fair value of potential future payments upon the achievement of a certain specified milestone related to exarafenib payable to Kinnate CVR holders upon the closing of the Kinnate acquisition under the Kinnate CVR Agreement. The Exarafenib milestone contingent consideration is measured at fair value at each reporting period, with changes in fair value recorded in other income, net.

During the year ended December 31, 2025, the Company recorded $5.7 million upon the closing of the HilleVax acquisition for the HilleVax Boston Lease contingent consideration which represented the probable amount of potential future payments related to the security deposit and sublease receipts from the Boston Lease, payable to HilleVax CVR holders under the HilleVax CVR Agreement.

During the year ended December 31, 2025, the Company recorded $9.1 million upon the closing of the LAVA acquisition for the additional closing net cash contingent consideration and the tax reserve contingent consideration which represented the probable amount of potential future payments, payable to LAVA CVR holders under the LAVA CVR Agreement.

The liability for future Kuros sales milestones, the Daré milestones, the Pulmokine contingent consideration, the HilleVax contingent consideration for HIL-216 and the LAVA contingent consideration for partnered programs and LAVA-1266 will be recorded when the amounts, by product, are probable and reasonably estimable.

As of December 31, 2025, none of the contingent consideration related to Pulmokine, Kuros, Daré, HilleVax's HIL-216, or LAVA's existing partnerships or dispositions were assessed to be probable and as such, no liability was recorded on the consolidated balance sheet.

12. Stock Based Compensation and Other Benefit Plans

The Company may grant qualified and non-qualified stock options, common stock, PSUs, RSUs and other stock-based awards under various plans to directors, officers, employees and other individuals. Stock options are granted at exercise prices of not less than the fair market value of the Company's common stock on the date of grant. Additionally, the Company has an ESPP that allows employees to purchase Company shares at a purchase price equal to 85% of the lower of the fair market value of the Company's common stock on the first trading day of the purchase period or on the last day of the purchase period.

Employee Stock Purchase Plan

In December 2025, the Board approved the 2025 ESPP, which replaced the Company's legacy 2015 ESPP.

Both the 2015 ESPP and 2025 ESPP consist of consecutive 24-month overlapping offering periods that begin on December 1 and June 1 and end 24 months later on November 30 and May 31, respectively. Each offering period is comprised of four consecutive six-month purchase periods starting on December 1 and June 1 and ending on November

30 and May 31, respectively. Employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the purchase period.

As of December 31, 2025, the Company had 500,000 remaining authorized shares available for purchase under the ESPP.

During the years ended December 31, 2025 and 2024, employees purchased 13,857 and 12,899 shares of common stock, respectively, under the ESPP.

Deferred Savings Plan

Under Section 401(k) of the Internal Revenue Code of 1986, the Board has adopted a tax-qualified deferred compensation plan for employees of the Company. Participants may make contributions which defer up to 50% of their eligible compensation per payroll period, up to a maximum for 2025 and 2024 of $23,500 and $23,000, respectively (or $31,000 and $30,500, respectively, for employees over 50 years of age). For employees between 60 and 63 years of age, the maximum contribution for 2025 is $34,750 with the Secure 2.0 Act Super Catch-up Contribution. The Company may, at its sole discretion, make contributions each plan year, in cash or in shares of the Company's common stock, in amounts which match up to 50% of the salary deferred by the participants. The expense related to these contributions was $0.1 million for each of the years ended December 31, 2025 and 2024, and 100% was paid in common stock for each year.

Stock Options and Other Stock Awards Plans

2010 Plan Stock Options

In May 2010, the Compensation Committee and Board adopted, and in July 2010 the Company's stockholders approved the 2010 Plan. The 2010 Plan was most recently amended in 2025 to increase the number of shares of common stock issuable under the 2010 Plan.

From the 2010 Plan, the Company grants stock options to eligible employees, consultants and directors. Stock-based awards granted under the 2010 Plan may be exercised when vested and generally expire ten years from the date of the grant or three months from the date of termination of employment (longer in case of death, certain retirements or subject to certain terminations pursuant to the Retention Plan).

As of December 31, 2025, the Company had 910,161 shares available for grant under the 2010 Plan. As of December 31, 2025, options to purchase 2,153,457 shares of common stock were outstanding under the 2010 Plan.

Stock options issued under the 2010 Plan generally vest monthly over three years for employees and one year for directors. Stock options held by employees who qualify for retirement age (defined as employees that are a minimum of 55 years of age and the sum of their age plus years of full-time employment with the Company exceeds 70 years) vest on the earlier of scheduled vest date or the date of retirement.

Fair Value Assumptions of 2010 Plan Stock Options

The fair value of the stock options granted under the 2010 Plan during the years ended December 31, 2025 and 2024, was estimated based on the following assumptions:

| | Year Ended December 31, | |
	2025	2024
Dividend yield	— %	— %
Expected volatility	63 %	65 %
Risk-free interest rate	4.24 %	4.35 %
Expected term	5.79 years	5.79 years

The weighted-average grant-date fair value per share of the options granted under the 2010 Plan during the years ended December 31, 2025 and 2024 was $15.11 and $15.32, respectively.

Cash-Out Agreement

In October 2025, the Company entered into the Cash-Out Agreement to provide cash settlement for vested stock options expiring in December 2026 and February 2027 held by Thomas Burns, the Company's then Chief Financial Officer. The agreement specifies five cash-out dates between February 2026 and February 2027. Under this arrangement, Mr. Burns will receive cash payments in exchange for up to 142,278 shares of his vested and outstanding stock options. Payments will be based on the difference between the applicable exercise price (ranging from $4.03 to $5.50 per share) and the closing price of the Company's common stock on the respective cash-out date, subject to applicable taxes and withholdings.

The Cash-Out Agreement is treated as a modification of the respective stock options under ASC 718, which changed the awards' classification from equity to liability. On the modification date, the Company recorded a share-based liability based on the options' then-current fair value, and recognized an incremental compensation cost of $3.5 million for the difference between the fair value of the liability awards on the modification date and the original grant-date fair value. The share-based liability is remeasured at fair value in each reporting period until settlement. As of December 31, 2025, the estimated fair value of the share-based liability of $3.2 million was included in accrued and other current liabilities in the consolidated balance sheet.

In January 2026, the Cash-Out Agreement was effectively terminated upon the termination of Mr. Burns' employment. See Note 17.

Stock Option Inducement Awards

On December 30, 2022, the Board appointed Owen Hughes as Executive Chairman of the Board and Interim Chief Executive Officer and Bradley Sitko as the Company's Chief Investment Officer, effective as of January 1, 2023. Pursuant to the terms of their respective employment agreements, Mr. Hughes and Mr. Sitko were each granted two separate awards of non-qualified stock options on January 3, 2023 (collectively, the "Stock Option Inducement Awards") when the Company's stock price was $18.66 per share.

The Stock Option Inducement Awards were granted to Mr. Hughes and Mr. Sitko outside the 2010 Plan as an inducement material to entering into their respective employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4) but are subject to the terms and conditions of the 2010 Plan. More information on the Stock Option Inducement Awards granted during the three months ended March 31, 2023 can be found in Note 10 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024.

The weighted-average grant-date fair value per share of options granted to Mr. Hughes and Mr. Sitko at an exercise price of $18.66 per share during the first quarter of 2023 was $11.91. The weighted-average grant-date fair value per share of options granted to Mr. Hughes and Mr. Sitko at an exercise price of $30.00 per share during the first quarter of 2023 was $14.68. No Stock Option Inducement Awards were granted during the year ended December 31, 2025.

The activity for all stock options for the year ended December 31, 2025 was as follows:

	Number of shares		Weighted Average Exercise Price Per Share	Weighted Average Contractual Remaining Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2025	2,426,929	$	20.83	5.77	$	18,644
Granted	9,936		25.12			
Exercised	(246,395)		7.63			
Forfeited, expired or cancelled	(37,013)		75.20			
Outstanding as of December 31, 2025	2,153,457	$	21.42	5.23	$	14,520
Exercisable as of December 31, 2025	1,994,839	$	21.24	5.08	$	13,836
Vested and expected to vest as of December 31, 2025	2,153,457	$	21.42	5.23	$	14,520

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024 was $6.0 million and $6.2 million, respectively. The intrinsic value is the difference between the fair value of the Company's common stock at the time of exercise and the exercise price of the stock option.

The Company recorded $2.9 million in stock-based compensation expense related to equity-classified stock options during the year ended December 31, 2025. As of December 31, 2025, $1.9 million of total unrecognized compensation expense related to equity-classified stock options was expected to be recognized over a weighted average period of 1.01 years. For the year ended December 31, 2025, the Company recognized compensation expense of $2.5 million, related to liability-classified stock options under the Cash-Out Agreement.

Performance Stock Unit Awards

Since May 2023, the Company has granted employees 781,283 PSUs under the 2010 Plan.

The PSUs are subject to market-based vesting conditions and the number of PSUs vested will be based on the stock price of the Company's common stock as compared to four stock price hurdles over a three-year period from the initial May 2023 grant date (the "performance period"). A stock price hurdle is considered attained when, at any time during the performance period, the Company's volume-weighted average stock price equals or exceeds the hurdle stock price value for 30 consecutive calendar days. Upon attainment of a stock price hurdle, one-third of the earned PSUs will vest immediately upon achievement, one-third will vest upon the two-year anniversary of May 18, 2023 and one-third will vest on the three-year anniversary of May 18, 2023. If no stock price hurdle is attained during the performance period, then no PSUs will vest.

In connection with Mr. Hughes' appointment to full-time Chief Executive Officer in January 2024, the Company granted Mr. Hughes 275,000 PSUs under the 2010 Plan with generally the same terms as the May 2023 PSU grants. In April 2024, the Company granted certain employees an aggregate of 10,000 PSUs under the 2010 Plan with generally the same terms as the May 2023 PSU grants. In August, September, and December 2025, the Company granted certain employees an aggregate of 47,683 shares under the 2010 Plan with generally the same terms as the May 2023 PSU grants.

In November 2024, the $30.00 stock price hurdle was achieved and in September 2025, the $35.00 stock price hurdle was achieved.

Fair Value Assumptions of Performance Stock Unit Awards

The fair value of the PSUs granted was estimated based on a Monte Carlo valuation model which incorporates into the valuation the possibility that the stock price hurdles may not be satisfied.

The grant date fair values of the PSUs granted in 2024 were estimated as follows:

Hurdle Price Per PSU		Number of PSUs	Fair Value Per Share		Derived Service Period (in years)
$	30.00	165,900	$	18.42-19.71	0.46-0.74
$	35.00	55,290	$	17.24-17.67	0.66-0.96
$	40.00	34,029	$	15.85-16.14	0.82-1.15
$	45.00	29,781	$	14.20-15.13	0.95-1.31
		285,000			

The grant date fair values of the PSUs granted in 2025 were estimated as follows:

Hurdle Price Per Share		Number of PSUs	Fair Value Per Share		Derived Service Period (in years)
$	30.00	21,106	$	22.84-37.85	0.08-0.12
$	35.00	8,701	$	16.40-36.37	0.08-0.29
$	40.00	7,951	$	11.34-29.46	0.12-0.40
$	45.00	9,925	$	6.57-22.33	0.24-0.48
		47,683			

The Company estimates that it will recognize total stock-based compensation expense of approximately $12.9 million in aggregate for the PSUs granted since May 2023 using the graded expense attribution method over the requisite service period of each tranche. If the stock price hurdles are met sooner than the requisite service period, the stock-based compensation expense for the respective stock price hurdle will be accelerated. Stock-based compensation expense will be recognized over the requisite service period if the grantees continue to provide service to the Company regardless of whether the PSU stock price hurdles are achieved.

The activity for all PSUs for the year ended December 31, 2025, was as follows:

	Number of Unvested PSUs	Weighted Average Grant Date Fair Value Per Share	
Unvested balance as of January 1, 2025	597,117	$	16.03
Granted.	47,683		20.61
Vested.	(264,893)		17.35
Forfeited.	—		—
Unvested balance as of December 31, 2025	379,907	$	15.69

The Company recorded $3.2 million of stock-based compensation expense related to the PSUs during the year ended December 31, 2025. As of December 31, 2025, there was $0.8 million in unrecognized stock-based compensation expense related to outstanding PSUs granted to employees, with a weighted-average remaining recognition period of 0.38 years.

Restricted Stock Unit Awards

In May 2024, the Company granted the non-employee directors of the Board an aggregate of 15,175 RSUs under the 2010 Plan. In May 2025, the Company granted the non-employee directors of the Board an aggregate of 29,855 RSUs under the 2010 Plan. RSUs are equity awards that entitle the holder to receive freely tradeable shares of the Company's common stock upon vesting. The RSUs vest in full on the one-year anniversary of the grant date. The fair value of the RSUs is equal to the closing price of the Company's common stock on the grant date.

The activity for all RSUs for the year ended December 31, 2025 was as follows:

	Number of Unvested RSUs		Weighted Average Grant Date Fair Value Per Share
Unvested balance as of January 1, 2025	15,175	$	24.71
Granted	29,855		25.12
Vested	(15,175)		24.71
Forfeited	—		—
Unvested balance as of December 31, 2025	29,855	$	25.12

The Company recorded $0.6 million in stock-based compensation expense related to the RSUs during the year ended December 31, 2025. As of December 31, 2025, there was $0.3 million unrecognized stock-based compensation expense related to the outstanding RSUs granted to non-employee directors, with a weighted-average remaining recognition period of 0.39 years.

Stock-based Compensation Expense

All stock-based compensation expense is recorded in G&A expenses. The following table shows total stock-based compensation expense for stock options, PSUs, RSUs, and ESPP in the consolidated statements of operations (in thousands):

	Year Ended December 31,	
	2025	2024
Equity-classified awards:	$ 6,816	$ 10,312
Liability-classified awards:	2,457	—
Total stock-based compensation expense	$ 9,273	$ 10,312

13. Net Income (Loss) Per Share Available to (Attributable to) Common Stockholders

The following is a reconciliation of the numerator (net income or loss) and the denominator (number of shares) used in the calculation of basic and diluted net income (loss) per share available to (attributable to) common stockholders (in thousands, except per share amounts):

	Year Ended December 31,	
	2025	2024
Numerator		
Net income (loss)	$ 31,712	$ (13,821)
Less: Series A accumulated dividends	(2,122)	(2,122)
Less: Series B accumulated dividends	(3,406)	(3,350)
Less: Allocation of undistributed earnings to participating securities	(7,668)	—
Net income (loss) available to (attributable to) common stockholders, basic	$ 18,516	$ (19,293)
Add: Adjustments to undistributed earnings allocated to participating securities	7,668	—
Net income (loss) available to (attributable to) common stockholders, diluted	$ 26,184	$ (19,293)
Denominator		
Weighted-average shares used in computing net income (loss) per share available to (attributable to) common stockholders, basic	12,081	11,701
Effect of dilutive Series X Preferred Stock	5,003	—
Effect of dilutive warrants for common stock	3	—
Effect of dilutive PSUs	240	—
Effect of dilutive RSUs	17	—
Effect of dilutive common stock options	638	—
Weighted-average shares used in computing net income (loss) per share available to (attributable to) common stockholders, diluted	17,982	11,701
Net income (loss) per share available to (attributable to) common stockholders, basic	$ 1.53	$ (1.65)
Net income (loss) per share available to (attributable to) common stockholders, diluted	$ 1.46	$ (1.65)

Potentially dilutive securities are excluded from the calculation of diluted net income (loss) per share available to (attributable to) common stockholders if their inclusion is anti-dilutive.

The following table shows the weighted-average shares from outstanding securities considered anti-dilutive and therefore excluded from the computation of diluted net income (loss) per share available to (attributable to) common stockholders (in thousands):

	Year Ended December 31,	
	2025	2024
Convertible Preferred Stock	—	5,003
Common stock options	562	1,755
Contingently issuable PSUs	—	273
Warrants for common stock	120	131
Total	682	7,162

For PSUs with market conditions, if the market conditions have not been satisfied by the end of the reporting period, the number of shares that would be issuable is based on the market price at the end of the reporting period. This approach treats the end of the reporting period as if it were the end of the contingency period for calculating diluted earnings per share. For market conditions that have not yet been satisfied, no shares would be issuable based on the market price of $26.59 per share as of December 31, 2025.

For PSUs that have satisfied the market conditions but have not satisfied service conditions by the end of the reporting period, the number of shares issuable is included in the calculation of diluted earnings per share if the effect is dilutive. This includes PSUs that achieved the $30.00 stock price hurdle in November 2024 and the $35.00 stock price hurdle in September 2025, respectively, but still have remaining time-based vesting requirements.

14. Capital Stock

Series X Convertible Preferred Stock

The Company sold directly to BVF 5,003 shares of Series X Convertible Preferred Stock in 2017. As of December 31, 2025 and 2024, there were 5,003 shares authorized and issued of Series X Convertible Preferred Stock.

The Series X Convertible Preferred Stock have the following characteristics, which are set forth in the Certificate of Designation of Series X Convertible Preferred Stock filed with the Nevada Secretary of State.

Dividends— Holders of convertible preferred stock are entitled to receive dividends on shares of convertible preferred stock equal (on an as if converted to common stock basis) to and in the same form as dividends actually paid on the Company's common stock.

Liquidation Rights— In the event of the Company's liquidation, dissolution or winding up, holders of convertible preferred stock will participate, on a pro-rata basis, with any distribution of proceeds to holders of common stock.

Conversion— Each share of Series X Convertible Preferred Stock is convertible into 1,000 shares of registered common stock based on a conversion price of $4.03 per share of common stock.

Voting Rights— Series X Convertible Preferred Stock will generally have no voting rights, except as required by law and except that the consent of the holders of the outstanding convertible preferred stock will be required to amend the terms and to issue additional shares of the preferred stock.

Classification— The Company evaluated the convertible preferred stock for liability or equity classification under the applicable accounting guidance and determined that equity treatment was appropriate. Specifically, the shares of Series X Convertible Preferred Stock are not mandatorily redeemable and do not embody an unconditional obligation to deliver a variable number of shares. The Company determined that the convertible preferred stock would be recorded as temporary equity, given that they are redeemable for cash or other assets upon the occurrence of certain event that is not solely within control of the Company. The Company has also evaluated the embedded conversion and contingent redemption features within the Series X Convertible Preferred Stock in accordance with the accounting guidance for derivatives and determined that bifurcation is not required for any embedded feature.

Series A Preferred Stock

On December 15, 2020, the Company sold 984,000 shares of its 8.625% Series A cumulative, perpetual preferred stock at the price of $25.00 per share, through a public offering for aggregate gross proceeds of $24.6 million. Total offering costs of $2.0 million were offset against the proceeds from the sale of Series A Preferred Stock, for total net proceeds of $22.6 million.

As of December 31, 2025 and 2024, there were 984,000 shares authorized and issued of Series A Preferred Stock.

The Series A Preferred Stock have the following characteristics, which are set forth in the Certificate of Designation of 8.625% Series A Cumulative Perpetual Preferred Stock filed with the Nevada Secretary of State.

Dividends— Holders of the Series A Preferred Stock shall be entitled to receive, when, and if authorized by the Board and declared by the Corporation, cumulative cash dividends at the rate of 8.625% per annum of the $25.00 liquidation preference per share of the Series A Preferred Stock. Such dividends will accumulate and be cumulative from, and including, the date of original issue of the Series A Preferred Stock. Dividends will be payable in arrears on or about the 15th day of January, April, July and October of each year beginning on or about April 15, 2021. The amount of any dividend payable on the Series A Preferred Stock for any period greater or less than a full dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

Liquidation Rights— In the event of the Company's liquidation, dissolution or winding up, holders of Series A Preferred Stock will rank senior to all classes or series of common stock as to dividend rights and rights upon liquidation, dissolution or winding-up and on parity with respect to the distribution of assets with the Company's Series X Preferred Stock. The Series A Preferred Stock have a par value of $0.05 per share and a liquidation preference of $25.00 per share plus any accrued and unpaid dividends.

Redemption and Special Optional Redemption— The Company, at its option, may redeem the Series A Preferred Stock, in whole or in part, at any time for a cash redemption price, plus any accrued and unpaid dividends, as follows: $25.25 per share prior to December 15, 2025 and $25.00 per share on or after December 15, 2025. The Company also has a special optional redemption option whereby, upon the occurrence of a delisting event or change of control event, the Company may redeem outstanding Series A Preferred Stock at an amount of $25.00 per share.

Conversion— The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company except upon the occurrence of a delisting event or change in control event and the Company has not, on or before the date of such an event, provided the required notice of its election to redeem the Series A Preferred Stock pursuant to its redemption right or special optional redemption right. In this case, the holder of shares of Series A Preferred Stock can convert some or all of their Series A Preferred Stock into a number of shares of common stock per share equal to the lesser of (A) (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus (ii) the amount of any accrued and unpaid dividends to, but not including, the event date, as applicable, divided by (iii) the common stock price and (B) 1.46071 (the "Share Cap"). The common stock price to be used in the latter noted calculation for a delisting event will be the average of the closing price per share of the Company's common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the delisting event. The common stock price used in the event of a change in control event will, alternatively, be based on market price according to the definition in the Certificate of Designation.

Voting Rights— Holders of the Series A Preferred Stock generally will have no voting rights, but will have limited voting rights if the issuer fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

*Classification—*The Company evaluated the Series A Preferred Stock for liability or equity classification under the applicable accounting guidance and determined that treatment as equity was appropriate.

Depositary Shares Representing Interest in Series B Preferred Stock

On April 9, 2021, the Company sold 1,600,000 Series B Depositary Shares, at the price of $25.00 per Series B Depositary Share, through a public offering for aggregate gross proceeds of $40.0 million. Each Series B Depositary Share represents 1/1000 interest in a share of Series B Preferred Stock. Total offering costs of $2.9 million were offset against the proceeds from the sale of Series B Depositary Shares, for net proceeds of $37.1 million.

In December 2025, the Company sold 160,500 Series B Depositary Shares, at the average price of $25.04 per Series B Depositary Share, through the 2025 Series B Preferred Stock ATM Agreement for aggregate gross proceeds of $4.0 million, of which 100,000 Series B Depositary Shares were issued to Mr. Hughes, the Company's Chief Executive

Officer, for gross proceeds of $2.5 million. Total offering costs paid, including commissions, were insignificant and were offset against the proceeds from the sale of Series B Depositary Shares.

As of December 31, 2025 and 2024, there were 3,600 shares of Series B Preferred Stock authorized, and 1,760.5 and 1,600 shares issued and outstanding, respectively.

The Series B Preferred Stock has the following characteristics, which are set forth in the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock, as corrected, filed with the Nevada Secretary of State.

Dividends— Holders of Series B Preferred Stock shall be entitled to receive cash dividends, when and if declared by the Board at the rate of 8.375% per annum of the $25,000.00 liquidation preference per share, which equals $2,093.75 per share each year. Such dividends shall be payable quarterly in arrears on or about the 15th calendar day of each January, April, July and October commencing on or about July 15, 2021. The dividends will accumulate and be cumulative from, and including, the date of original issue of the Series B Preferred Stock, on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Company (or the depositary in the case of Series B Depositary Shares representing underlying Series B Preferred Stock) at the close of business on the applicable dividend record date.

Liquidation Preference - Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Company ranking junior to the Series B Preferred Stock, the holders of shares of Series B Preferred Stock shall be paid out of the assets of the Company, after payment of or provision for the debts and other liabilities and any class or series of capital stock, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, senior to the Series B Preferred Stock. The Series B Preferred Stock have a par value of $0.05 per share and a liquidation preference of $25,000.00 per share plus any accrued and unpaid dividends.

Redemption and Special Optional Redemption - The Company, at its option, may redeem the Series B Preferred Stock, for cash, in whole or in part, at any time or from time to time, as follows: between April 15, 2025 to April 15, 2026, at a redemption price of $25,250.00 per share ($25.25 per depositary share) and on or after April 15, 2026, at a redemption price of $25,000.00 per share ($25.00 per depositary share), and in each case, plus any accrued and unpaid dividends thereon up to but not including the date fixed for redemption, without interest. If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. Upon the occurrence of a delisting event or change of control the Company will have the option to redeem the Series B Preferred Stock, in whole or in part, for cash at $25,000.00 per share plus accrued and unpaid dividends.

Conversion - The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except upon the occurrence of a delisting event or a change of control, each holder Series B Preferred Stock will have the right (unless the Company has elected to redeem the Series B Preferred Stock) to convert some or all of the shares of Series B Preferred Stock held by such holder on the delisting event conversion date or change of control conversion date into a number of shares of the common stock (or equivalent value of alternative consideration) per share of Series B Preferred Stock, equal to the lesser of (A) the quotient obtained by dividing (1) the sum of the $25,000.00 per share liquidation preference plus the amount of any accumulated and unpaid dividends up to, but not including, the delisting event conversion date or change of control conversion date, as applicable (unless the delisting event conversion date or change of control conversion date, is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accumulated and then remaining unpaid dividend will be included in this sum) by (2) the common stock price (such quotient, the "Conversion Rate"); and (B) 1,253.13 (1.25313 per depositary share) (i.e., the "Share Cap"), subject to certain adjustments described in the Series B Preferred Stock Certificate of Designation.

Voting Rights— Holders of the Series B Preferred Stock generally will have no voting rights, but will have limited voting rights if the issuer fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Classification—The Company evaluated the Series B Preferred Stock for liability or equity classification under the applicable accounting guidance and determined that treatment as equity was appropriate.

Dividends

During the year ended December 31, 2025, the Company's Board declared and paid cash dividends on the Company's Series A Preferred Stock and Series B Depositary shares as follows:

Dividend Declaration Date	Series A Preferred Stock Cash Dividend Declared ($ per share)	Series B Depositary Share Cash Dividend Declared ($ per share)	Dividend Payment Date
October 23, 2024	$ 0.53906	$ 0.52344	January 15, 2025
February 26, 2025	$ 0.53906	$ 0.52344	April 15, 2025
May 21, 2025	$ 0.53906	$ 0.52344	July 15, 2025
July 31, 2025	$ 0.53906	$ 0.52344	October 15, 2025
October 14, 2025	$ 0.53906	$ 0.52344	January 15, 2026

BVF Ownership

As of December 31, 2025, BVF owned approximately 21.8% of the Company's total outstanding shares of common stock, and if all the shares of Series X Convertible Preferred Stock were converted (without taking into account beneficial ownership limitations), BVF would own 45.0% of the Company's total outstanding shares of common stock. The Company's Series A Preferred Stock becomes convertible upon the occurrence of specific events and as of December 31, 2025, the contingency was not met, therefore the Series A Preferred Stock owned by BVF is not included in the as-converted ownership calculation. Due to its significant equity ownership, BVF is considered a related party of the Company.

2025 Common Stock ATM Agreement

On October 3, 2025, the Company entered into the 2025 Common Stock ATM Agreement with Leerink, under which the Company may offer and sell from time to time at its sole discretion shares of its common stock through Leerink as its sales agent, in an aggregate amount not to exceed $75.0 million. The 2025 Common Stock ATM Agreement replaced the 2018 Common Stock ATM Agreement that was terminated in September 2025. Leerink may sell the shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares up to the amount specified. The Company will pay Leerink a commission of up to 3% of the gross proceeds of any shares of common stock sold under the 2025 Common Stock ATM Agreement. From October 3, 2025 through December 31, 2025, the Company sold 8,966 shares of its common stock under the 2025 Common Stock ATM Agreement for gross proceeds of $0.3 million, and paid approximately $10,000 in commissions, resulting in net proceeds to the Company of approximately $0.3 million.

2025 Series B Preferred Stock ATM Agreement

On October 3, 2025, the Company entered into the 2025 Series B Preferred Stock ATM Agreement with HCW, under which the Company may offer and sell from time to time at its sole discretion depositary shares, each representing 1/1000th of a share of the Company's Series B Preferred Stock, through HCW as its sales agent, in an aggregate amount not to exceed $50.0 million. The 2025 Series B Preferred Stock ATM Agreement replaced the 2021 Series B Preferred Stock ATM Agreement that was terminated in September 2025. HCW may sell the depositary shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the depositary shares up to the amount specified. The Company will pay HCW a commission of up to 3% of the gross proceeds of any depositary shares sold under the 2025 Series B Preferred Stock ATM Agreement. From October 3, 2025 through December 31, 2025 the Company sold 160.5 shares of its Series B Preferred Stock under the 2025 Series B Preferred Stock ATM Agreement for gross proceeds of $4.0 million, and paid approximately $0.1 million in commissions with $0.1 million of fees waived, resulting in net proceeds to the Company of approximately $4.0 million.

Stock Repurchase Program

On January 2, 2024, the Board authorized the Company's stock repurchase program, which permits the Company to purchase up to $50.0 million of its common stock through January 2027. Under the program, the Company has discretion in determining the conditions under which shares may be purchased from time to time, including through transactions in the open market, in privately negotiated transactions, under plans compliant with Rule 10b5-1 under the Exchange Act, or by other means in accordance with applicable laws. The manner, number, price, structure, and timing of the repurchases, if any, will be determined at the Company's sole discretion and repurchases, if any, depend on a variety of factors, including legal requirements, price and economic and market conditions, royalty and milestone acquisition opportunities, and other factors. The repurchase authorization does not obligate the Company to acquire any particular amount of its common stock. The Board may suspend, modify, or terminate the stock repurchase program at any time without prior notice.

On December 3, 2025, the Company entered into a stock purchase agreement with a stockholder to repurchase 539,131 shares of its common stock, originally issued in 2017, for $13.6 million in cash. The transaction was consummated on December 4, 2025, and the repurchased shares were cancelled. The repurchase was recorded as a reduction of stockholder's equity.

During the year ended December 31, 2025, the Company purchased and retired a total of 648,048 shares of its common stock, with an aggregate fair market value of approximately $16.0 million, under its stock repurchase program. Pursuant to Section 4501 of the Internal Revenue Code, a 1% excise tax is imposed on the aggregate fair market value of stock repurchases during the taxable year, provided the total value of repurchases exceeds a $1.0 million de minimis threshold. As cumulative repurchases exceeded this threshold in 2025, the Company recorded an excise tax liability of $68,000, which is reflected as a reduction to stockholders' equity in the consolidated balance sheet as of December 31, 2025. From the inception of the stock repurchase program through December 31, 2025, the Company purchased a total of 648,708 shares of its common stock pursuant to the stock repurchase program for $16.1 million.

15. Income Taxes

The domestic and foreign components of income (loss) before income taxes are as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Domestic	$ 32,032	$ (19,411)
Foreign	(217)	(68)
Income (loss) before income taxes	$ 31,815	$ (19,479)

The Company recorded a deferred foreign income tax expense (benefit) as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Current:		
Federal	$ —	$ —
State	—	—
Foreign	—	—
Total current tax expense (benefit)	$ —	$ —
Deferred:		
Federal	$ —	$ (5,483)
State	—	(175)
Foreign	103	—
Total deferred tax expense (benefit)	$ 103	$ (5,658)

Upon adoption of ASU 2023-09, as described in Note 2, *Basis of Presentation and Significant Accounting Policies*, the reconciliation of taxes at the federal statutory rate to the Company's provision for income taxes for the year ended December 31, 2025, was as follows (in thousands, except for percentages):

| | Year Ended December 31, 2025 | |
	Amount	Percent
U.S. federal statutory tax rate	$ 6,681	21 %
State and local income taxes, net of federal income tax effect	—	— %
Foreign tax effects	103	— %
Effect of cross-border tax laws	—	— %
Effect of changes in tax laws or rates enacted in the current period:		
Tax credits	—	— %
Changes in Valuation Allowances	(2,538)	(8)%
Nontaxable or nondeductible items:		
Stock based compensation	(584)	(2)%
Nondeductible executive compensation	735	2 %
Bargain purchase gain	(4,457)	(14)%
Other permanent differences	163	1 %
Changes in unrecognized tax benefits	—	— %
Effective tax rate	$ 103	— %

The reconciliation of taxes at the federal statutory rate to the Company's provision for income taxes for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	Year Ended December 31, 2024
Federal tax at statutory rate	21 %
Stock compensation and other permanent differences	(2)%
Nondeductible executive compensation	(2)%
Bargain purchase gain	20 %
Tax benefit related to Pulmokine acquisition	29 %
Valuation allowance	(37)%
Total	29 %

Upon adoption of ASU 2023-09, as described in Note 2, *Basis of Presentation and Significant Accounting Policies*, the total cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows (in thousands):

Federal	$ 277
State	—
Foreign	—
Total cash paid for income taxes, net of refunds	$ 277

The Company made no cash payments for income taxes and received no income tax refunds during the year ended December 31, 2024.

The significant components of net deferred tax assets as of December 31, 2025 and 2024, were as follows (in thousands):

	December 31,	
	2025	2024
Capitalized research and development expenses	$ 80,267	$ 22,663
Net operating loss carryforwards	42,946	36,675
Research and development and other tax credit carryforwards	13,176	13,176
Stock compensation	4,930	5,577
Unearned revenue	960	1,250
Royalty receivable	10,931	10,717
Lease liabilities	4,850	201
Intangible Asset	6,603	—
Other	658	585
Subtotal	165,321	90,844
Less: valuation allowance	(159,927)	(85,160)
Total net deferred tax assets	5,394	5,684
Right-of-use assets	(55)	(69)
Intangible liability	(5,339)	(5,615)
Total deferred tax liabilities	(5,394)	(5,684)
Net deferred tax liabilities	$ —	$ —

The net increase in the valuation allowance was $74.8 million and $26.8 million, for the years ended December 31, 2025 and 2024, respectively. In connection with the acquisition of Pulmokine in 2024, the Company released $5.7 million of valuation allowance to continuing operations.

Deferred tax assets primarily consist of NOL carryforwards, research and development tax credit carryforwards, and capitalized research and development expenditures. The increase in deferred tax assets during the year ended December 31, 2025 was primarily attributable to capitalized research and development expenditures, including amounts arising from business acquisitions. The Company evaluates the realizability of deferred tax assets on a jurisdictional basis by considering all available positive and negative evidence, including historical operating results, cumulative losses, and expectations of future taxable income. Based on the weight of available evidence, including the Company's history of cumulative losses and historical operating performance, management determined that it was more likely than not that the Company's deferred tax assets would not be realized. Accordingly, the Company recorded a full valuation allowance against its net deferred tax assets.

Based on an analysis under Section 382 of the Internal Revenue Code (which subjects the amount of pre-change NOLs and certain other pre-change tax attributes that can be utilized to annual limitations), the Company experienced an ownership change in February 2017 which substantially limits the future use of its pre-change NOLs and certain other pre-change tax attributes per year. The Company has excluded the related tax attributes that will expire as a result of the annual limitations in the deferred tax assets as of December 31, 2025 and 2024. To the extent that the Company does not utilize its carryforwards within the applicable statutory carryforward periods, either because of Section 382 limitations or the lack of sufficient taxable income, the carryforwards will expire unused.

As of December 31, 2025, the Company had federal NOL carryforwards of approximately $198.4 million and state NOL carryforwards of approximately $23.5 million to offset future taxable income. $13.6 million of federal NOL carryforwards will begin to expire in 2036 and the remainder may be carried forward indefinitely. The state NOL carryforwards will begin to expire in 2033.

The Company had federal orphan drug credit of $2.0 million which if not utilized will expire in 2037. The Company also had $19.8 million of California research and development tax credits which have no expiration date.

Under current U.S. federal tax law, NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely. The utilization of such net operating losses is generally limited to 80% of taxable income in any given year.

On July 4, 2025, the "One Big Beautiful Bill Act" ("OBBBA") was signed into law. The legislation includes significant revisions to U.S. corporate income tax laws, including changes to the treatment of research and development expenditures and certain international tax provisions. The enactment of the OBBBA did not have a material impact on the Company's consolidated financial statements due to the Company's cumulative losses and full valuation allowance position.

The Company files income tax returns in the U.S., various states, and foreign jurisdictions. The Company's federal income tax returns for tax years 2022 and beyond remain subject to examination by the Internal Revenue Service. The Company's state income tax returns for tax years 2021 and beyond remain subject to examination by state tax authorities. The Company's income tax returns outside the U.S. remain open to examination for 2021 and beyond. In addition, all of the NOLs and research and development credit carryforwards that may be used in future years are still subject to adjustment.

The following table summarizes the Company's activity related to its unrecognized tax benefits (in thousands):

| | Year Ended December 31, | |
	2025	2024
Balance as of January 1	$ 5,938	$ 5,938
Increase related to current year tax position	—	—
(Decrease) Increase related to prior year tax position	—	—
Balance as of December 31	$ 5,938	$ 5,938

As of December 31, 2025, the Company had a total of $5.9 million of gross unrecognized tax benefits, none of which would affect the effective tax rate upon realization as the Company currently has a full valuation allowance against its deferred tax assets. The reversal of related deferred tax assets will be offset by a valuation allowance, should any of these uncertain tax positions be favorably settled in the future.

The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Through December 31, 2025, the Company has not accrued interest or penalties related to uncertain tax positions.

16. Segment and Geographic Information

Segment Information

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The Company has determined that it operates in one operating segment and the CODM regularly reviews information and business activities on a consolidated basis to allocate resources and assess performance. Segment income and revenues consist of income from purchased receivables through RPAs, AAAs, and CPPAs, revenue from the licenses of intellectual property and related milestone and royalties, and revenue from the sale of future revenue streams. The Company derives income and revenues primarily from the U.S., Switzerland, and the Asia Pacific. The CODM uses net income (loss) reported in the consolidated statements of operations to evaluate income (loss) generated from segment assets (return on assets) in deciding whether to invest into the Company's consolidated operations, such as to broaden its royalty portfolios or to repurchase its common stock. The measure of segment assets is reported on the balance sheet as total consolidated assets. Consolidated net income (loss) is used to monitor budget versus actual results. The Company does not have intra-entity sales or transfers (other than as was necessary to secure the VABYSMO royalty backed loan from Blue Owl).

Presented in the table below is segment information for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Income and revenues	$ 52,149	$ 28,487
Business development and deal related costs	(6,654)	(2,971)
Other segment items:		
Research and development expenses	(1,712)	(2,875)
Depreciation of property and equipment	(11)	(10)
Other general and administrative expenses[1]	(29,427)	(31,497)
Credit losses on purchased receivables	—	(30,904)
Amortization of intangible assets	(2,961)	(206)
Gains on acquisitions	21,224	19,316
Change in fair value of embedded derivative related to RPA	—	8,100
Change in fair value of derivatives related to Castle Creek	93	—
Interest expense	(13,031)	(13,840)
Other income, net	12,145	6,921
Income tax expense	(103)	5,658
Segment and consolidated net income (loss)	$ 31,712	$ (13,821)

(1) Other general and administrative expenses for the years ended December 31, 2025 and 2024 are general and administrative expenses of $36.1 million and $34.5 million, net of business development and deal related costs and depreciation of property and equipment, respectively.

Geographic Information

Income and revenue attributed to the following geographic regions was as follows (in thousands) based on the location of the partners and licensees:

	Year Ended December 31,	
	2025	2024
United States	$ 23,092	$ 12,062
Switzerland	23,957	14,800
Europe (excluding Switzerland)	—	500
Asia Pacific	4,100	1,125
Australia	1,000	—
Total	$ 52,149	$ 28,487

The Company's property and equipment is held in the U.S.

17. Subsequent Events

Generation Bio Acquisition

In February 2026, the Company acquired Generation Bio through a tender offer for $4.2913 in cash per Generation Bio ordinary share and one non-transferrable CVR per share.

Repare Acquisition and XenoTherapeutics Arranger Letter

On November 14, 2025, the Repare Acquisition Agreement was executed, pursuant to which the Company acted as structuring agent in connection with the acquisition of Repare's issued and outstanding common shares by Xeno. Xeno agreed to pay the Company an arranger fee of $3.0 million following the closing of the Repare acquisition for the services rendered, which fee was received in January 2026. BVF, a related party of the Company (Note 14), owned approximately 24.0% of Repare before its acquisition by Xeno.

The Repare acquisition closed on January 28, 2026.

Transition of Chief Financial Officer and Termination of Cash-Out Agreement

In January 2026, the Company announced the resignation of its then Chief Financial Officer, Mr. Burns, and the appointment of Mr. Jeffrey Trigilio as its new Chief Financial Officer. In conjunction with this transition, the Cash-Out Agreement was terminated as of Mr. Burns' separation date (see Note 12). Mr. Burns' vested stock options remain outstanding in accordance with their original terms.

Seralutinib Clinical Trial Results

In February 2026, Gossamer Bio announced topline results from the Phase 3 PROSERA clinical trial evaluating seralutinib for the treatment of pulmonary arterial hypertension. The trial did not meet its prespecified primary endpoint. Gossamer Bio plans to engage with regulatory authorities to discuss potential next steps for the seralutinib program. The Company is evaluating the impact of this development on its seralutinib-related assets.



XOMA ROYALTY CORPORATION
2200 Powell Street, Suite 310
Emeryville, California 94608
(510) 204-7200

To our stockholders:

You are cordially invited to attend the annual meeting of stockholders of XOMA Royalty Corporation to be held on May 21, 2026, virtually via live audio webcast at **www.virtualshareholdermeeting.com/XOMA2026** at 9:00 a.m. Pacific Time. The meeting will be held online only.

Details of the business to be conducted at the annual meeting are provided in the Notice of the Annual Meeting of Stockholders and proxy statement. Also, for your information, we are making available online at **www.proxyvote.com**, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and our proxy statement. We are providing our stockholders with access to our proxy materials via the internet, which reduces the amount of paper necessary to produce these materials as well as costs associated with mailing these materials to stockholders. Accordingly, on or about March 30, 2026, we will begin mailing a Notice of Internet Availability of Proxy Materials (the "Notice"), to stockholders of record as of the close of business on March 25, 2026, and will have posted our proxy materials on the website referenced in the Notice (**www.proxyvote.com**). As more fully described in the Notice, stockholders may choose to access our proxy materials on that website, and any stockholder may request a printed set of such materials.

We hope that you will attend the online annual meeting. In any event, please promptly vote your shares by submitting your proxy via the internet at the address listed on the Notice or, if you requested printed proxy materials, by telephone or by signing, dating and returning the proxy card or voting instruction form.

Sincerely yours,

Owen Hughes
Chief Executive Officer

XOMA ROYALTY CORPORATION
2200 Powell Street, Suite 310
Emeryville, California 94608
(510) 204-7200

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AT 9:00 A.M. PACIFIC TIME ON MAY 21, 2026

To the stockholders of XOMA Royalty Corporation:

The annual meeting of stockholders of XOMA Royalty Corporation, a Nevada corporation ("XOMA" or the "Company"), will be held virtually via live audio webcast at **www.virtualshareholdermeeting.com/ XOMA2026** on May 21, 2026 at 9:00 a.m. Pacific Time, for the following purposes:

1. To elect the seven director nominees named in the proxy statement to serve until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified ("Proposal 1");

2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026 ("Proposal 2");

3. To approve an amendment and restatement of the 2010 Long Term Incentive and Stock Award Plan ("Proposal 3");

4. To approve the 2026 Employee Stock Purchase Plan ("Proposal 4");

5. To approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers ("Proposal 5"); and

6. To consider and transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

The Board of Directors (the "Board") has fixed the close of business on March 25, 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, this meeting and at any adjournments or postponements thereof.

Instructions for accessing the virtual annual meeting are provided in the proxy statement. Unless otherwise announced differently at the meeting or on the meeting website, in the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the annual meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Nevada Revised Statutes, or that otherwise makes it advisable to adjourn the annual meeting, the meeting chair or secretary will convene the meeting at 10:00 a.m. Pacific Time on the date specified above at 801 Bridgeway, Sausalito, CA 94965, solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair or secretary. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at **investors.xoma.com**.


By Order of the Board of Directors,

/s/ Maricel Montano
Maricel Montano
Chief Legal Officer and Corporate Secretary


You are cordially invited to attend the meeting online. Whether or not you expect to attend the meeting, please vote online or, if you requested printed copies of the proxy materials, by telephone or by completing, dating, signing and returning the proxy card or voting instruction form mailed to you, as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote online if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

PROXY SUMMARY AND VOTING ROADMAP

PROPOSAL 1 – Election of Directors   **The Board recommends a vote FOR each nominee**
See page 5 for additional information

Why the Board recommends that you support our nominees

- Our Board has nominated the seven director nominees named in the proxy statement to serve until the 2027 Annual Meeting of Stockholders. In line with governance best practices, all members of the Board stand for election annually.

- The Board believes that these nominees have the appropriate mix of skills, experience and backgrounds to create a well-balanced Board that can help drive and oversee execution of the Company's strategy.

PROPOSAL 2 – Independent Auditor Ratification   **The Board recommends a vote FOR this proposal**
See page 15 for additional information

Why the Board recommends that you support this proposal

- Our Audit Committee undertakes a robust review before engaging the independent auditor each year, considering factors such as the auditor's independence, performance, quality, candor, capability, expertise and appropriateness of fees.

- Following this review, our Audit Committee selected Deloitte & Touche as our independent auditor for 2026, and they have served in this capacity since 2018.

PROPOSAL 3 – Equity Plan Amendment   **The Board recommends a vote FOR this proposal**
See page 17 for additional information

Why the Board recommends that you support this proposal

- The proposal will increase the share pool under our broad-based equity incentive plan by 425,000 shares, which we believe is reasonable as it represents additional stockholder dilution of only 2.5% of shares outstanding (inclusive of 5,003,000 shares of common stock issuable upon conversion of all outstanding Series X Preferred Stock), and based on our current burn rate, we estimate it will last for the next year.

- In addition, the proposal will extend the plan term for a new 10-year period.

PROPOSAL 4 – Approval of 2026 ESPP   **The Board recommends a vote FOR this proposal**
See page 26 for additional information

Why the Board recommends that you support this proposal

- The 2026 ESPP serves as an important component of our employee compensation program, as it helps to attract and retain employees by providing eligible employees with the opportunity to become Company stockholders at favorable prices and participate in the Company's success, aligning the interest of participating employees with those of stockholders.

PROPOSAL 5 – Say on Pay   **The Board recommends a vote FOR this proposal**
See page 31 for additional information

Why the Board recommends that you support this proposal

- Our Compensation Committee believes our executive compensation policies and practices are effective in attracting, motivating and retaining outstanding individuals and aligning their success with that of our stockholders.

- We seek to create alignment between executive compensation and the interests of our stockholders through a focus on incentive compensation programs that tie pay to our near-term and longer-term performance.

TABLE OF CONTENTS

LEGAL MATTERS

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting of Stockholders to Be Held on May 21, 2026. The proxy statement and Annual Report on Form 10-K for the year ended December 31, 2025 are available at **www.proxyvote.com**.

Forward-Looking Statements. The proxy statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the proxy statement are forward-looking statements, including statements about the Company's Board, corporate governance practices, executive compensation program and equity compensation utilization. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results or outcomes to differ materially from the forward-looking statements expressed or implied in the proxy statement. Such risks, uncertainties and other factors include those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References. Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the proxy statement.

XOMA ROYALTY CORPORATION

PROXY STATEMENT

TO THE STOCKHOLDERS:

The enclosed proxy is solicited on behalf of the Board of XOMA for use at the annual meeting of stockholders to be held virtually via live audio webcast at **www.virtualshareholdermeeting.com/XOMA2026** at 9:00 a.m. Pacific Time on May 21, 2026, or any adjournment or postponement thereof, at which stockholders of record holding shares of common stock at the close of business on March 25, 2026 will be entitled to vote. At the close of business on March 25, 2026, the Company had 11,915,730 shares of common stock, par value $0.0075 per share (the "Common Stock"), issued and outstanding. Holders of Common Stock are entitled to one vote for each share held.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the SEC, instead of mailing a printed copy of our proxy materials, including our Annual Report on Form 10-K, to each stockholder of record, we have decided to provide access to these materials via the internet. This method reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials. Accordingly, on or about March 30, 2026, we will begin mailing a Notice to stockholders of record as of the close of business on March 25, 2026, and will post our proxy materials on the website referenced in the Notice (**www.proxyvote.com**). Stockholders of record will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

How do I attend the annual meeting?

The meeting will be held virtually on May 21, 2026 at 9:00 a.m. Pacific Time via live audio webcast at **www.virtualshareholdermeeting.com/XOMA2026**. You are entitled to attend the annual meeting if you were a stockholder as of the close of business on March 25, 2026, the record date, or hold a valid proxy for the meeting. To be admitted to the annual meeting, you will need the 16-digit control number included in the Notice, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through **www.proxyvote.com**, then you may access, participate in and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact the bank, broker or other institution where you hold your account well in advance of the meeting (preferably at least five days before the annual meeting) to obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

We encourage you to access the annual meeting before it begins. Online check-in will begin at 8:45 a.m. Pacific Time and you should allow ample time for the check-in procedures. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting, including to vote, ask questions and view the list of registered stockholders as of the record date during the meeting. Information on how to vote before and during the annual meeting is discussed below.

How do I ask questions at the annual meeting?

During the annual meeting, you may submit questions online by using the question box on the virtual meeting website at **www.virtualshareholdermeeting.com/XOMA2026**. We will respond to as many inquiries at the annual meeting as time allows that comply with the meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to

meeting matters. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

What if I have technical difficulties or trouble accessing the virtual meeting website?

If you encounter any difficulties accessing the virtual annual meeting webcast during the check-in or meeting time, please call the technical support number that will be posted on the annual meeting website log-in page.

What if I cannot virtually attend the annual meeting?

You may vote your shares electronically before the meeting by internet, or, if you requested a printed copy of the proxy materials, by proxy card or voting instruction form, or by telephone as described below. You do not need to access the annual meeting webcast to vote if you submitted your vote in advance of the annual meeting.

Will a list of stockholders of record as of the record date be available?

At least ten days before the Annual Meeting, a list of our stockholders of record as of the close of business on the record date will be available for examination by any stockholder of record for any legally valid purpose at our headquarters. During the meeting, the list will be available on the meeting webpage at **www.virtualshareholdermeeting.com/XOMA2026**.

How may I vote my shares?

Stockholder of record: shares registered in your name

If you are a stockholder of record, you may vote online at the annual meeting, vote by proxy over the internet, or if you requested a printed copy of the proxy materials, you may also vote by proxy over the telephone or by completing and returning the proxy card.

To vote using the proxy card, simply complete, sign and date the proxy card, and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct us to.

To vote over the telephone, dial toll-free **1-800-690-6903** and follow the recorded instructions. You will be asked to provide the Company number and control number from the Notice or proxy card. Your telephone vote must be received by 11:59 p.m. Eastern Time on May 20, 2026 to be counted (for shares held in a 401(k) Plan, your vote must be received by 11:59 p.m. Eastern Time on May 18, 2026 to be counted).

To vote through the internet *prior* to the annual meeting, you may vote at **www.proxyvote.com** by following the instructions on the website. You will be asked to provide the Company number and control number from the Notice or proxy card. Your internet vote must be received by 11:59 p.m. Eastern Time on May 20, 2026 to be counted (for shares held in a 401(k) Plan, your vote must be received by 11:59 p.m. Eastern Time on May 18, 2026 to be counted).

To vote through the internet *during* the annual meeting, please follow the instructions at **www.virtualshareholdermeeting.com/XOMA2026**. You will need to enter the 16-digit control number included on your Notice, proxy card or notice you receive in the email sending you the proxy statement.

Beneficial owner: shares registered in the name of a broker or bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice containing voting instructions from that organization rather than from the Company. Simply follow the voting instructions in the Notice to ensure that your vote is counted.

Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote at the meeting even if you have already voted by proxy.

What if I sign and return a proxy card or otherwise vote but do not make specific choices?

Stockholder of record: shares registered in your name

If you sign and return your proxy card with no further instruction and do not hold your shares beneficially through a broker, bank or other nominee, your shares will be voted in accordance with the Board's recommendations on all proposals.

Beneficial owner: shares registered in the name of a broker or bank

If you are the beneficial owner and do not direct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, bank or other agent is not entitled to vote your shares with respect to "non-routine" proposals, which can result in a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.

Can I revoke my proxy?

Stockholder of record: shares registered in your name

Yes. You can revoke your proxy at any time before the closing of the polls at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may send a timely written notice of such revocation to the Secretary of the Company at the Company's principal executive office: 2200 Powell Street, Suite 310, Emeryville, California 94608.

- You may attend the annual meeting and vote online. Simply attending the meeting will not, by itself, revoke your proxy.

- You may submit a properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the internet.

Your last timely submitted vote is the one that will be counted.

Beneficial owner: shares registered in the name of a broker or bank

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by your broker, bank or other agent with respect to changing your vote.

What does it mean if I receive more than one Notice, proxy card or voting instructions?

If you receive more than one Notice, proxy card or voting instructions, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notice, proxy card or voting instructions and cast your vote with respect to each Notice, proxy card or voting instructions to ensure that all of your shares are voted.

What is the quorum requirement?

A quorum of stockholders is required to hold a valid meeting. The presence, virtually or by proxy, of at least a majority in voting power of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote online at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the meeting or holders of a majority of the voting power of the shares present at the meeting or represented by proxy and entitled to vote may adjourn the meeting to another date.

How many votes are needed to approve each proposal and how are votes counted?

- Proposal 1 – This proposal requires an affirmative vote of the plurality of the votes cast; as such, votes withheld and broker non-votes, if any, will have no effect on the outcome of the proposal. "Plurality" means that the seven nominees who receive the highest number of votes cast "FOR" are elected as directors. Stockholders do not have cumulative voting rights for the election of directors.

- Proposal 2 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

- Proposal 3 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

- Proposal 4 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

- Proposal 5 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

Who will count the votes?

Votes will be counted by Broadridge Financial Solutions, the Inspector of Elections appointed for the annual meeting.

Who is paying for this proxy solicitation?

The Company will bear the cost of the solicitation of stockholder votes, including preparation, assembly, printing and delivery of this proxy statement, the proxy card and any additional solicitation material furnished to stockholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock that are beneficially owned by others to forward to such beneficial owners. The Company may reimburse brokers, fiduciaries or custodians for the cost of forwarding such proxy materials to beneficial owners. Sodali & Co has been retained to assist in soliciting proxies for a fee that we currently anticipate to be $10,000 plus distribution costs, costs related to any additional solicitation efforts we may determine to undertake and other expenses. The solicitation of proxies may be supplemented by telephone, electronic or personal solicitation by directors, officers or employees of the Company for no additional compensation.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the annual meeting.

PROPOSAL 1—ELECTION OF DIRECTORS

Our Board currently consists of seven directors. Each director nominee to be elected and qualified will hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or, if sooner, until their death, resignation or removal.

The nominees for the Board nominated for election by our Board, as recommended by the Nominating & Governance Committee, are set forth below. Each person nominated for election was previously elected by our stockholders at our 2025 annual meeting of stockholders. There are no family relationships among any of our directors or executive officers.

Each person nominated for election has agreed to serve if elected, and the Company's management has no reason to believe that any of the nominees listed below will be unable to serve. In the event any nominee should become unable or, for good cause, unwilling to serve, the proxies will be voted for any such substitute nominee as may be designated by the Board to fill the vacancy, or the Board may decrease the size of the Board. Unless otherwise instructed, the proxy holders will vote all proxies received by them "FOR ALL" the nominees for director listed below.

Nominees to the Board

Name	Title	Age (as of March 30, 2026)
Owen Hughes	Chief Executive Officer	51
Jack L. Wyszomierski	Chairman of the Board	70
Heather L. Franklin	Director	60
Natasha Hernday	Director	54
Barbara Kosacz	Director	68
Joseph M. Limber	Director	73
Matthew D. Perry	Director	53

Owen Hughes was appointed Chief Executive Officer in January 2024 after serving as our Executive Chairman of the Board and Interim Chief Executive Officer since January 2023. Mr. Hughes has served as the Chief Executive Officer of Sail Bio, Inc., a private biotechnology company focused on addressing toxic proteinopathies, since February 2022 and served as the Chief Executive Officer and co-founder of Cullinan Therapeutics, Inc. (formerly Cullinan Oncology, Inc.), a publicly-traded oncology company, from September 2017 to October 2021. Previously, Mr. Hughes served as the Chief Business Officer and Head of Corporate Development at Intarcia Therapeutics, Inc., a biotechnology company focused on type II diabetes, from February 2013 to August 2017. Prior to his operating roles, Mr. Hughes spent 16 years on Wall Street in various capacities, including roles at Brookside Capital, an operating division of Bain Capital, and Pyramis Global Advisors, a Fidelity Investments Company. Mr. Hughes has served as the Chairman of the Board of Ikena Oncology, Inc., a formerly publicly-traded oncology company, since December 2022 and as a member of the Board of Directors of C4 Therapeutics, a publicly traded biopharmaceutical company, since December 2023. Mr. Hughes served on the Board of Radius Health, Inc., a formerly publicly-traded biopharmaceutical company, from April 2013 to August 2022, until its sale to Gurnet Point Capital and Patient Square Capital; Translate Bio, Inc., a messenger RNA therapeutics company, from July 2016 until its acquisition by Sanofi in September 2021; and FS Development Corp. II, a special purpose acquisition company sponsored by Foresite Capital, from February 2021 to December 2021. Mr. Hughes received a B.A. in History from Dartmouth College.

Mr. Hughes brings to the Board significant leadership experience with biopharmaceutical companies, including serving as chief executive officer of multiple companies, expertise as a founder and leader of an oncology company, and extensive experience in corporate development and strategic and financial planning.

Heather L. Franklin has been a director since August 2021. Ms. Franklin has over 30 years of broad biotechnology expertise. Since January 2025, she has served as Managing Director of 3D Chess Advisory LLC, a consulting firm focused on structuring and negotiation of licensing and acquisition transactions, and since February 2025, she has served as Executive Chairperson for Presage Biosciences Inc., a private biotechnology company. Previously, she was the founder of Blaze Bioscience, Inc. and led the company from its infancy to becoming a late clinical stage biotechnology company, and most recently served as its Executive Board Chair and as President and Chief Executive Officer from 2011 through 2024. She previously served as a member of the Board for Life Science Washington from 2020 through 2024. Prior to establishing Blaze Bioscience, Ms. Franklin spent 10 years at ZymoGenetics in positions of increasing responsibility, ultimately serving as Senior Vice President, Business Development. She was a member of the executive management team and was responsible for program management, strategic planning, pipeline marketing and business development, including structuring and negotiating in- and out-licenses and collaboration agreements for products at all stages of development from research through commercial. Earlier in her career, she held roles in program management at Amgen and Targeted Genetics. Ms. Franklin received her M.B.A. from The Wharton School of the University of Pennsylvania, her M.S. from the University of Washington and her B.S. from University of North Carolina at Chapel Hill.

Ms. Franklin brings to the Board extensive executive management experience, including varied aspects of operations management, including financial oversight, as well as early to late-stage licensing and M&A expertise for public and private companies in the biotechnology industry.

Natasha Hernday has been a director since July 2020. Ms. Hernday was the Chief Business Officer and a member of the Executive Committee for the formerly publicly-traded biotechnology company Seagen, Inc., where she worked from 2011 to 2023. She helped execute the sale of Seagen to Pfizer in 2023 and was a member of the executive integration planning team to merge the two oncology businesses. From 1994 through 2010, after starting her career in molecular and mammalian cell biology, Ms. Hernday served in various roles of increasing responsibility at Amgen Inc., including as Director, Mergers & Acquisitions and as Director, Out-Partnering. She serves as the chair of the Board of Directors of Firefly Bio, Inc., a private biotechnology company, and on the Knight Campus External Advisory Board for the University of Oregon, and previously served on the Boards of PDL BioPharma, Inc. and Alpine Immune Sciences, Inc. Ms. Hernday received her B.A. in microbiology from the University of California at Santa Barbara and M.B.A. from Pepperdine University.

Ms. Hernday brings to the Board strong leadership experience in the biotechnology industry, including extensive experience advising biotechnology companies on matters of leadership, corporate strategy, financial planning and business development, such as collaborations, mergers and acquisitions.

Barbara Kosacz has been a director since January 2019. From July 2020 until February 2024, Ms. Kosacz served as Chief Operating Officer and General Counsel of Kronos Bio, Inc. Ms. Kosacz was previously a partner at Cooley LLP from 1996 to 2001, and from 2002 to 2020, and has more than 25 years of experience in counseling clients in the life sciences arena, ranging from early-stage startups to larger public companies, venture funds, investment banks and non-profit institutions. She serves on the Board of Directors of LeonaBio, Inc. (formerly known as Athira Pharma, Inc.), a publicly-traded biopharmaceutical company, where she serves as Chair of the compensation committee, and on the Board of Directors of Scripps Research Institute. She has also served on the Board of Directors of Phoenix Biotech Acquisition Corp., Locus Walk Acquisition Corp., and Arsenal Biosciences, Inc., where she served on the audit committee. She also has served as a member of the BIO Emerging Companies' Section Governing Board, the Board of Trustees of the Keck Graduate Institute, and the advisory board of Locust Walk Partners. Ms. Kosacz has been a speaker at multiple life sciences-related conferences, as well as guest lecturer at the University of California, Berkeley School of Law, Stanford University, the University of Pennsylvania and Columbia University on biotechnology law, biotech business models, corporate partnering negotiations and deal structures and bioethics. Recognized by Best Lawyers in America since 2008, Ms. Kosacz was listed as a "leading lawyer" for healthcare and life sciences in the 2018 Legal 500, as a "Band 1" attorney in the 2018 edition of Chambers USA: America's Leading Lawyers for

Business, and was recognized as a "highly recommended transactions" lawyer by IAM Patent 1000 for her "nearly three decades advising diverse companies in the industry at a deeply strategic and commercial level and overseeing their most complex and profitable deals." She received her Juris Doctor degree from the University of California, Berkeley School of Law, and her bachelor's degree from Stanford University.

Ms. Kosacz brings to the Board significant experience advising biotechnology companies and extensive experience in structuring and negotiating strategic combinations and business development transactions, and has served as a director for a number of biotechnology companies.

Joseph M. Limber has been a director since December 2012. Mr. Limber is a founder of Garda Therapeutics, Inc., for which he has served as President and Chief Executive Officer since December 2024. He previously served as the President and Chief Executive Officer and a member of the Board of Secura Bio, Inc. from February 2019 through October 2024. Prior to that, Mr. Limber served as President and Chief Executive Officer of Genoptix, Inc. from March 2017 through December 2018. Mr. Limber served as Executive Chairman of ImaginAb from January 2016 through November 2017. Mr. Limber served as President and Chief Executive Officer of Gradalis, Inc. from July 2013 through April 2015. Mr. Limber served as President and Chief Executive Officer of Prometheus Laboratories Inc., a subsidiary of Nestlé Health Science, from December 2003 through April 2013 and as a member of its Board from January 2004 through April 2013. From January 2003 to July 2003, Mr. Limber was a consultant and interim Chief Executive Officer for Deltagen, Inc., a provider of drug discovery tools and services to the biopharmaceutical industry. From April 1998 to December 2002, Mr. Limber was the President and Chief Executive Officer of ACLARA BioSciences, Inc. (now Monogram Biosciences, Inc.), a developer of assay technologies and lab-on-a-chip systems for life science research. From 1996 to 1998, he was the President and Chief Operating Officer of Praecis Pharmaceuticals, Inc. (acquired by GlaxoSmithKline plc), a biotechnology company focused on the discovery and development of pharmaceutical products. Prior to Praecis, Mr. Limber served as Executive Vice President of SEQUUS Pharmaceuticals, Inc. (acquired by Alza Corporation and now part of the Johnson & Johnson family of companies). He also held management positions in marketing and sales with Syntex Corporation (now F. Hoffmann-La Roche Ltd.) and with Ciba-Geigy Corporation (now Novartis AG). Mr. Limber holds a B.A. from Duquesne University.

Mr. Limber brings to the Board significant leadership and operating experience, including serving as chief executive officer of multiple companies, as well as experience successfully developing markets for specialty pharmaceutical products and managing the critical transition of companies from clinical stage to commercial stage.

Matthew D. Perry has been a director since February 2017. Mr. Perry is the Managing Partner and principal owner of Coastlands Capital LP, which manages Coastlands Capital Partners LP, a private investment fund focused on public biotechnology investments and launched in 2025. Mr. Perry previously served as President of Biotechnology Value Fund Partners L.P. ("BVF Partners"), a private investment partnership, and as portfolio manager for the underlying funds managed by the firm, until his departure in 2024. Mr. Perry joined BVF Partners in December 1996 and was a successful lead investor in dozens of transactions during his tenure. He has positively influenced corporate direction for numerous biotechnology companies during the course of his career. In January 2016, Mr. Perry was named to CTI BioPharma Corp.'s Board and was a member of its Compensation Committee until the company was sold in June 2023. Mr. Perry is also a co-founder and director of Nordic Biotech Advisors ApS, a venture capital firm based in Copenhagen, Denmark. He holds a B.S. degree from the Biology Department at the College of William and Mary.

Mr. Perry brings to the Board extensive management consulting and corporate development experience in the biotechnology industry and more than 25 years of experience in portfolio management and investing in biotechnology companies.

Jack L. Wyszomierski has been a director since August 2010 and was appointed Chairman of the Board in January 2024. From 2004 until his retirement in 2009, Mr. Wyszomierski was Executive Vice President and

Chief Financial Officer of VWR International, LLC, a global laboratory supply, equipment and distribution business that serves the world's pharmaceutical and biotechnology companies, as well as industrial and governmental organizations. At Schering-Plough, a global health care company which had worldwide sales of over $8 billion in 2004, Mr. Wyszomierski held positions of increasing responsibility from 1982 to 2004, culminating in his appointment as Executive Vice President and Chief Financial Officer. Mr. Wyszomierski also serves on the Boards of Exelixis, Inc. and SiteOne Landscape Supply, Inc., and previously served on the Boards of Athersys, Inc. from 2010 to 2023 and Unigene Laboratories, Inc. from 2012 to 2013. He holds an M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University.

Mr. Wyszomierski brings to the Board extensive experience in the healthcare and biotechnology industries and considerable financial expertise and financial planning experience, including serving as chief financial officer or audit committee member for a number of biotechnology and healthcare companies.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF EACH DIRECTOR NOMINEE.

BOARD MATTERS

Board Composition

Due to the global and complex nature of our business, the Board believes it is important to consider a variety of backgrounds, experiences and skills in evaluating Board candidates in order to create a Board with diverse perspectives. The Board assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board. In this regard, three of our directors (42% of the Board) self-identify as female, one of our directors (14% of the Board) self-identifies as racially/ethnically diverse and one of our directors (14% of the Board) self-identifies as a member of the LGBTQ+ community.

Board Leadership Structure

The Board is currently chaired by an independent director, Mr. Wyszomierski, while Mr. Hughes serves as our Chief Executive Officer. Currently, the Board believes that the roles of Chairman and CEO should be separate and that the Chairman should be an independent director, as this structure enables our independent Chairman to oversee corporate governance matters and our CEO to focus on leading the Company's business. At any time when there is not an independent Chairman, the Board will designate one or more independent directors to serve as lead director.

The independent directors have the opportunity to meet in executive sessions without management present at every regular Board meeting and at such other times as may be determined by the Chairman. The purpose of these executive sessions is to encourage and enhance communication among independent directors.

The Board believes that its programs for overseeing risk, as described under "Board Risk Oversight," would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

Board Risk Oversight

One of the Board's key functions is informed oversight of the Company's risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight.

The Audit Committee has overall responsibility for overseeing the Company's practices with respect to risk assessment and management, and specifically, oversees management of risks related to our accounting and financial reporting processes as well as matters related to information technology and cybersecurity. While the Audit Committee has an oversight role, the management of the Company has the responsibility to maintain appropriate systems for accounting and internal control and the independent registered public accountant has the responsibility to plan and carry out a proper audit. In order to carry out its purposes, the Audit Committee meets periodically with management in order to review the Company's major financial exposures and the steps management has taken to monitor and control such exposures. In fulfilling this role, the Audit Committee conducts periodic risk assessments. The Compensation Committee oversees risks related to the Company's compensation policies and programs applicable to officers and employees. The Nominating & Governance Committee has the primary responsibility for evaluating nominees to the Board, the organization and composition of the Board and the potential risks therein. In fulfilling their roles, the committees make regular reports to the Board regarding relevant risks and mitigation.

Board Independence

As required under the Nasdaq listing standards, a majority of the members of a listed company's Board must be comprised of "independent" directors, as affirmatively determined by the Board. In addition, Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees must be independent within the meaning of Nasdaq listing rules. Audit Committee members must also satisfy heightened independence criteria under the Securities Exchange Act of 1934, as amended the ("Exchange Act"), and Nasdaq listing rules. Our Board undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities as a director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our Board determined that each of Ms. Franklin, Ms. Hernday, Ms. Kosacz, Mr. Limber, Mr. Perry and Mr. Wyszomierski qualifies as an "independent" director within the meaning of the Nasdaq listing rules. Mr. Hughes is not deemed to be independent under Nasdaq listing rules by virtue of his employment with the Company.

Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfies the heightened independence standards for audit committees and compensation committees, as applicable, established by the SEC and Nasdaq listing rules.

Board Meetings

During the fiscal year ended December 31, 2025, the Board held seven meetings. All directors attended at least 75% of the aggregate number of meetings of the Board and the committees of the Board on which he or she served as a director or committee member during the period in which he or she was on the Board or committee. Directors are encouraged to attend the Company's annual meeting of stockholders where practicable. All directors serving at the time of the 2025 annual meeting attended the meeting.

Board Committees

The Board has standing Compensation, Nominating & Governance, Audit and Transaction Committees. The Board has adopted a written charter for each committee, a copy of which is available on the Company's website at **investors.xoma.com/corporate-governance/governance-documents**.

Compensation Committee

The Compensation Committee is responsible for overseeing the compensation of the Company's officers and other employees generally, but only reviews and individually recommends or approves the compensation for executive officers, including the named executive officers ("NEOs"). With respect to the compensation of our Chief Executive Officer, final decisions are made by the independent members of our Board, upon the recommendation of the Compensation Committee. The Compensation Committee may delegate its duties and responsibilities to one or more subcommittees as it determines appropriate.

The Compensation Committee held two meetings in 2025 and consists of Ms. Franklin (Chair), Mr. Perry and Mr. Wyszomierski.

Compensation Committee Procedures

In making its executive compensation determinations, the Compensation Committee receives input from its compensation consultant, Compensia, Inc., a national compensation consulting firm that specializes in executive compensation matters ("Compensia") as well as recommendations from our Chief Executive Officer, although no member of management is present for, or participates in, decisions regarding his or her own compensation.

The management team assists the Compensation Committee by providing information on Company and individual performance, market data and management's perspective and recommendations on compensation matters. The Compensation Committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to base salaries, cash incentive compensation, long-term incentive compensation opportunities, program structures and other compensation-related matters for our other executive officers. The Compensation Committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and uses them as one factor in determining and approving the compensation for our other executive officers. Our Chief Executive Officer recuses himself from all discussions and recommendations regarding his own compensation.

Under its charter, the Compensation Committee has the authority to engage the services of outside advisors, experts, and others to assist it in the discharge of its responsibilities. In accordance with this authority, the Compensation Committee has retained the services of Compensia to assist it in evaluating our executive compensation program, gathering and analyzing data on the competitive market for executive talent, and formulating and assessing potential changes to our executive compensation program. Compensia serves at the discretion of the Compensation Committee, which reviews Compensia's engagement annually.

The Compensation Committee regularly reviews the objectivity and independence of the advice provided by Compensia on executive compensation matters. The Compensation Committee has considered Compensia's independence in light of independence standards adopted by the SEC and Nasdaq and has determined that Compensia is independent and that its work does not raise any conflicts of interest.

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board in identifying individuals qualified to become Board members, recommends to the Board the director nominees for election at annual meetings of stockholders, recommends to the Board the director nominees for appointment to the Board's committees, and develops, recommends to the Board and oversees the governance principles applicable to the Company.

The Nominating & Governance Committee held four meetings in 2025 and consists of Ms. Hernday (Chair), Ms. Kosacz and Mr. Limber.

Nominating & Governance Committee Procedures

The Board and the Nominating & Governance Committee identify and evaluate director nominees by seeking recommendations from a wide variety of contacts, which may include current executive officers and directors and industry, academic and community leaders. The Board or the committee may retain search firms to identify and screen candidates, conduct reference checks, prepare biographies for review by the committee and the Board and assist in setting up interviews. The committee and one or more of the Company's other directors interview candidates, and the committee selects and recommends to the full Board nominees that best suit the Company's needs.

To be considered by the Nominating & Governance Committee, a director nominee must have experience as a board member or senior officer of a company, have a strong financial background, be a leading participant in a field relevant to the Company's business or have achieved national prominence in a relevant field as a faculty member, professional or government official. A director nominee must also possess the highest personal and professional ethics, integrity and values, an inquisitive and objective perspective, a sense for priorities and balance, the ability and willingness to devote sufficient time and attention to Board matters, and a willingness to represent the long-term interests of all our stockholders. In addition to these minimum requirements, the committee seeks director candidates based on a number of qualifications, including their independence, knowledge, judgment, leadership skills, education, experience, financial literacy, standing in the community and ability to contribute to the diversity of skillsets, backgrounds and views on the Board and complement the Board's existing strengths.

The committee will consider director candidates recommended by stockholders in writing, and a stockholder wishing to submit such a recommendation should send a letter to the Secretary of the Company at 2200 Powell

Street, Suite 310, Emeryville, California 94608. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder and provide a complete listing of the candidate's qualifications to serve on the Board, the candidate's current principal occupation, most recent five-year employment history and current directorships, and a statement that the proposed nominee has consented to the nomination, as well as contact information for both the candidate and the author of the letter. The Nominating & Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder.

Audit Committee

The Audit Committee of the Board oversees the Company's corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee is primarily responsible for approving the services performed by the Company's independent registered public accounting firm and reviewing the Company's accounting practices and systems of internal accounting controls. It also oversees related-party transactions.

The Audit Committee held four meetings in 2025 and consists of Mr. Limber (Chair), Ms. Hernday and Mr. Wyszomierski. Each of Mr. Limber, Ms. Hernday and Mr. Wyszomierski qualifies as an "audit committee financial expert," as that term is defined in the rules and regulations established by the SEC, and all members of the Audit Committee are "financially literate" under Nasdaq listing rules.

Report of the Audit Committee

In accordance with the rules established by the SEC, the Audit Committee has prepared the following report for inclusion in this proxy statement:

The Audit Committee has:

- met with management periodically to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting and discussed these matters with the Company's independent registered public accounting firm and with appropriate Company financial personnel;

- regularly met in executive session with the independent registered public accounting firm, which has unrestricted access to the Audit Committee;

- recommended the appointment of the independent registered public accounting firm and reviewed periodically its performance and independence from management;

- reviewed and discussed with management the Company's audited consolidated financial statements for the year ended December 31, 2025;

- discussed with the independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and SEC rules; and

- received the written disclosures and the letter from the independent auditor required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditor its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.


AUDIT COMMITTEE OF
BOARD OF DIRECTORS,

Joseph M. Limber, Chair
Natasha Hernday
Jack L. Wyszomierski


This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Transaction Committee

The Transaction Committee considers, reviews, evaluates and negotiates potential strategic transactions available to the Company, including potential acquisitions of businesses, assets, royalty interests or securities of other companies, and makes recommendations to the Board on these matters.

The Transaction Committee held nine meetings in 2025 and consists of Mr. Perry (Chair), Ms. Hernday and Ms. Kosacz.

Insider Trading Policy and Prohibitions on Derivatives, Hedging, Monetization and Other Transactions

We have adopted insider trading policies and procedures governing the purchase, sale and other transactions in Company securities by the Company's directors, officers and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards.

Our insider trading policy prohibits certain transactions in our Common Stock, including short sales, puts, calls or other transactions involving derivative securities, hedging transactions, holding our Common Stock in a margin account, or pledging our Common Stock as collateral for a loan. Our management team oversees compliance with our insider trading compliance program and any material updates to the insider trading compliance program are subject to approval by our Board. Our Chief Financial Officer serves as our insider trading compliance officer.

In addition, from time to time, the Company may engage in transactions in its own securities, including share issuances and repurchases. The Company's practices with respect to share issuances and repurchases, which are overseen by the Finance and Legal Departments (and, if appropriate, approved by the Board or appropriate committee), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.

Compensation Committee Interlocks

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Biographical and other information regarding our executive officers is set forth below. For Mr. Hughes' biographical information, see "Nominees to the Board" above.

Maricel Montano, age 42, has served as our Chief Legal Officer and Corporate Secretary since August 2025. Previously, Ms. Montano served in various roles at Gibson, Dunn & Crutcher LLP, a law firm, from November 2010 to June 2025, including most recently as Of Counsel, where she advised public and private companies on mergers and acquisitions, royalty financings, equity and debt offerings, and governance matters. Ms. Montano received her B.A. in Economics from the University of California, Berkeley and her J.D. from the USC Gould School of Law.

Bradley Sitko, age 45, has been our Chief Investment Officer since January 2023. Mr. Sitko served as Managing Director, Strategic Finance, at RTW Investments, LP, a global, full life-cycle investment firm in the biopharmaceutical and medical technology sectors from November 2019 to January 2023, where he led the royalty monetization, structured finance and alternatives efforts of the firm. He also served as a member of the Board of such firm's Irish collective asset-management vehicle (ICAV), RTW Investments ICAV. During that same time, he was Chief Financial Officer of Ji Xing Pharmaceuticals Limited (now, CORXEL Pharmaceuticals), a Shanghai-based biopharmaceutical company, incubated by RTW Investments, LP with responsibilities involving company formation, scaling operations, fundraising, and in-licensing of biotech assets. From March 2015 to November 2019, Mr. Sitko served as Vice President, Finance, Operations and Corporate Development of DNAnexus, Inc., a genetic data management company, with responsibilities involving restructuring and recapitalization, fundraising, finance and operations, strategic planning and industry partnerships. Mr. Sitko also served as a Director at MTS Health Partners, an investment bank, from October 2008 to March 2015, where he advised on royalty monetization, financing, restructurings, and mergers and acquisitions within the biopharmaceutical and healthcare services sectors. Mr. Sitko received a B.A. in History and Sociology of Science from the University of Pennsylvania and an M.B.A. from Columbia Business School.

Jeffrey Trigilio, age 42, has served as our Chief Financial Officer and Treasurer since January 2026. Mr. Trigilio previously served as Chief Financial Officer and Chief Operating Officer, where he was responsible for finance and accounting, business development, investor relations and program management, at Obsidian Therapeutics, Inc., a biotechnology company, from April 2024 to January 2026. Prior to that, he served as the Chief Financial Officer at Cullinan Therapeutics, Inc. (Nasdaq: CGEM), a biopharmaceutical company, from September 2020 to March 2024. Before joining Cullinan Therapeutics, Inc., Mr. Trigilio served in a variety of financial, strategic and business development roles at numerous biotech companies, including Amylyx Pharmaceuticals, Inc. and Alexion Pharmaceuticals, Inc., after beginning his career in investment banking. Mr. Trigilio received his M.B.A. from Columbia Business School and his B.A. in Industrial and Labor Relations from Cornell University.

PROPOSAL 2—RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and has directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of XOMA and our stockholders.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

Fees Billed by Deloitte & Touche LLP during 2025 and 2024

Deloitte & Touche LLP has served as our independent registered public accounting firm since 2018. The following table summarizes the audit fees billed and expected to be billed for the indicated fiscal years and the fees billed for all other services rendered during the indicated fiscal years by Deloitte & Touche LLP, or its associated entities. All services associated with such fees were pre-approved by our Audit Committee in accordance with the "Pre-Approval Policies and Procedures" described below.

	Year Ended December 31,	
	2025	**2024**
Audit Fees[1]	$1,663,830	$1,321,498
Audit Related Fees	—	—
Tax Fees[2]	37,800	212,620
All Other Fees[3]	1,895	1,895
Total Fees	$1,703,525	$1,536,013

(1) Audit Fees include the audit of annual financial statements included in the Annual Reports on Form 10-K, reviews of quarterly financial statements included in Quarterly Reports on Form 10-Q, consultations on matters addressed during the audit or quarterly reviews, and services provided in connection with SEC filings, including consents and comfort letters.
(2) Tax fees related to tax compliance, consultation and planning services. For 2025 and 2024, this included services provided in connection with our acquisition of Kinnate Biopharma Inc. in April 2024.
(3) All Other Fees include fees for a technical research tool subscription service.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring the pre-approval of all audit and permissible non-audit services provided by the Company's independent accountants. Pre-approval generally is provided for up to one year, is detailed as to the particular service or category of services and generally is subject to a specific budget. The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the independent accountants, the Audit Committee considers whether such services are consistent with the auditor's independence, whether the independent accountants are likely to provide the most effective and efficient service based on their familiarity with the Company, and whether the services would enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee has delegated pre-approval authority to its Chair, who must report any decisions to the Audit Committee at its next scheduled meeting.

PROPOSAL 3—APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2010 LONG TERM INCENTIVE AND STOCK AWARD PLAN

The Company's Amended and Restated 2010 Long Term Incentive and Stock Award Plan (the "2010 Plan") became effective on May 21, 2025, the date of approval by the Company's stockholders. The stockholders originally approved the Long Term Incentive Plan on July 21, 2010, prior amendments to the Long Term Incentive Plan in May 2014, May 2016 and May 2017, and an amendment and restatement of the Long Term Incentive Plan in May 2019, May 2021 and May 2025.

On March 16, 2026, the Board approved the proposed amendment and restatement of the 2010 Plan (the "Proposed A&R Plan"), which increases the shares of Common Stock available for issuance under the 2010 Plan by 425,000 shares and extends the term of the 2010 Plan to March 16, 2036. The purpose of the 2010 Plan is to enable us to advance the interests of the Company by providing a means to attract, retain and motivate employees, consultants and directors of the Company and its subsidiaries, to provide for competitive compensation opportunities, to encourage long-term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long-term value for stockholders by aligning the interests of such persons with those of the stockholders.

If the Proposed A&R Plan is approved by the stockholders, we intend to file a Form S-8 with the SEC following the annual meeting of stockholders during the second or third quarter that covers the additional shares reserved for issuance under the Proposed A&R Plan.

Reasons for Seeking Stockholder Approval

The Board believes that it is in the best interest of the stockholders and the Company to increase the aggregate number of shares authorized for issuance under the 2010 Plan. We compete with many biotechnology and royalty aggregator companies to attract and retain talented employees at all levels, and equity awards are a critical component of our compensation philosophy and our annual compensation structure. Having the ability to grant equity awards, including stock options, performance stock units ("PSUs"), and other types of stock awards, is essential for us to be able to attract, motivate and retain a talented workforce. If we exhaust our remaining share reserve, we will be unable to issue new equity awards, including stock options, performance units, and other types of stock awards, to our new and existing employees, consultants, officers and directors, and this would seriously hamper our ability to provide a competitive pay package to current and prospective employees. Approval of the Proposed A&R Plan will allow us to continue to grant equity awards at levels the Board or Compensation Committee determines to be appropriate in order to attract new employees, consultants and directors, retain our existing employees, consultants and directors and to provide incentives for such persons to exert maximum efforts for our success and ultimately increase stockholder value.

While we recognize that equity awards may have a dilutive impact on existing stockholders, the Board believes that we have managed our existing equity reserves carefully, and that our current level of dilution and "burn rate" is reasonable.

Dilution and Overhang

The Board and our Compensation Committee carefully manage dilution and overhang in the administration of the 2010 Plan and our other equity incentive programs, including our 2015 Employee Stock Purchase Plan (the "ESPP") and through the use of inducement awards. We generally measure overhang by dividing (i) the sum of the total number of outstanding equity awards and the total number of shares available for future grant under our equity incentive plans, by (ii) the sum of the total shares of Common Stock outstanding, the sum of the total number of outstanding equity awards and the total number of shares available for future grant under our equity incentive plans. As of March 1, 2026, our overhang was approximately 25% (or, on a diluted basis assuming conversion of all outstanding shares of Series X Preferred Stock into Common Stock, 19%), and as a result of the

Proposed A&R Plan, our overhang would increase to approximately 27% (or, on a diluted basis assuming conversion of all outstanding shares of Series X Preferred Stock into Common Stock, 20%). As of March 1, 2026, outstanding stock options to purchase 696,267 shares have an exercise price in excess of $25.53 and were underwater as of March 1, 2026; excluding these stock options, our overhang decreases to approximately 21% (or, on a diluted basis assuming conversion of all outstanding shares of Series X Preferred Stock into Common Stock, 16%), and as a result of the Proposed A&R Plan, our overhang excluding these stock options would be approximately 24% (or, on a diluted basis assuming conversion of all outstanding shares of Series X Preferred Stock into Common Stock, 18%).

The following table sets forth information regarding outstanding equity awards (including inducement awards) and shares available for future awards under the 2010 Plan (without giving effect to the Proposed A&R Plan), and the shares available for future purchase under the ESPP.

	As of March 1, 2026
Total number of shares of Common Stock subject to outstanding stock options ...	2,135,283
Weighted-average exercise price of outstanding stock options	$ 21.47
Weighted-average remaining term of outstanding stock options (years)	5.07 years
Total number of shares of Common Stock subject to outstanding full value awards (assuming achievement of all performance goals)	416,064
Total number of shares of Common Stock available for grant under the 2010 Plan	887,761
Total number of shares of Common Stock available for grant under our 2015 Employee Stock Purchase Plan	500,000
Total number of shares of Common Stock outstanding	11,905,652
Per-share closing price of Common Stock as reported on Nasdaq Capital Market	$ 25.53

Historical Burn Rate

We measure annual burn rate based on stock options grant, PSUs earned, and other full value awards granted as a percentage of the weighted average Common Stock outstanding. Our equity incentive plan share usage over 2023, 2024 and 2025 represented a three-year average burn rate of 3.7%, as described in the table below.

Year	Weighted-Average Common Stock Outstanding	Stock Options Granted[1]	PSUs Earned[2]	Other Full Value Awards Granted	Annualized Burn Rate[e]
2023	11,471,043	804,302	0	0	7.0%
2024	11,701,254	34,170	136,483	15,175	1.6%
2025	12,081,113	9,936	264,893	29,855	2.5%
Three-Year Average					**3.7%**

(1) In 2023, we made significant initial stock option grants in connection with the appointment of Owen Hughes as Interim Chief Executive Officer, Director and Executive Chairman and Brad Sitko as our Chief Investment Officer, totaling options to purchase 400,000 shares at an exercise price of $18.66 and premium-priced options to purchase 325,000 shares at an exercise price of $30.

(2) The following PSUs were granted in each year: (i) 448,600 in 2023, (ii) 285,000 in 2024 and (iii) 47,683 in 2025.

(3) The annualized burn rate for 2023 was higher than the annualized burn rates for 2024 and 2025 due to the switch from options to PSUs. Subject to stock price fluctuation and achievement of performance hurdles on outstanding PSUs, we anticipate that our annualized burn rate going forward will continue on this trend.

We also measure annual burn rate, adjusted on a diluted basis for the potential conversion of Series X Preferred Stock into shares of Common Stock. The total number of shares of Common Stock issuable upon conversion of all issued Series X Preferred Stock would be 5,003,000 shares. Accounting for the conversion, our adjusted annual burn rate would be 4.9%, 1.1%, and 1.8%, representing a three-year average burn rate of 2.6%.

Governance Best Practices

The Proposed A&R Plan includes several provisions that reflect corporate governance best practices and protect stockholder interests, including:

- **No Repricing of Options or SARs** – The Proposed A&R Plan prohibits repricing stock options or stock appreciation rights ("SARs") without stockholder approval.

- **No Liberal Share Recycling** – Shares withheld to satisfy the exercise price and tax withholding obligations will not again become available for issuance under the Proposed A&R Plan.

- **No Dividends on Unvested Awards** – Dividends and dividend equivalent rights may never be paid on any unvested award under the Proposed A&R Plan.

- **Limit on Non-Employee Director Compensation** – The Proposed A&R Plan imposes an annual limit of $750,000 on the aggregate value of all compensation to any non-employee director for services on the Board, including awards granted under the Proposed A&R Plan and cash fees paid.

- **Fungible Share Ratio** – Under the Proposed A&R Plan, stock options and SARs count against the share reserve on a one-to-one basis, but full value awards, including PSUs, count against the share reserve as 1.08 shares for every one share subject to such awards.

- **Term and Exercise Price Limits on Options and SARs** – Stock options and SARs under the Proposed A&R Plan may not have a term of more than 10 years and must have an exercise price that is at least equal to the fair market value of the Common Stock on the date of grant.

- **Clawback Provision** – Awards granted under the Proposed A&R Plan are subject to any clawback policy that we maintain.

Summary of the Proposed A&R Plan

The following summary of the Proposed A&R Plan is qualified in its entirety by reference to the Proposed A&R Plan, a copy of which is attached as Appendix A to this Proxy Statement.

Awards under the Proposed A&R Plan

The Proposed A&R Plan provides for the grant to eligible employees, consultants, directors and other service providers of stock options, SARs, restricted shares, restricted stock units ("RSUs"), performance shares, performance units, dividend equivalents, and other stock-based awards (the "Awards").

Authorized Shares

The maximum number of shares of Common Stock available for issuance under the Proposed A&R Plan will be increased by 425,000 shares to a total of 5,318,062 shares (which includes shares issued under the 2010 Plan upon settlement or exercise of prior awards). The total number of stock options intended to be an incentive stock option ("ISO") under Section 422 of the Code will also be increased by 425,000 shares. Under the Proposed A&R Plan, each Award (other than stock options and SARs) will reduce the shares available under the Proposed A&R Plan by 1.08 shares.

Shares subject to Awards that are forfeited, canceled, terminated, exchanged or surrendered or settled in cash or otherwise terminated without a distribution of shares to the participant shall again be available under the Proposed A&R Plan (giving effect to the fungible share ratio applicable to such Awards). However, if any shares subject to an Award are not delivered to a participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised") or shares are withheld or reacquired by the Company in satisfaction of the exercise price or tax withholding obligation of the Awards, such shares will not again become available for issuance under the Proposed A&R Plan.

The shares of Common Stock issuable over the term of the Proposed A&R Plan will be made available from authorized but unissued shares of Common Stock or treasury shares, including shares acquired by purchase in the open market or in private transactions.

Each option will have an exercise price per share of not less than 100% of the fair market value per share of Common Stock on the date of grant; provided, however, that ISOs granted to Participants possessing more than 10% of the combined voting power of all classes of stock of the Company must have an exercise price per share of not less than 110% of the fair market value per share of Common Stock on the date of grant.

Eligibility

Employees, consultants and other service providers of the Company and its subsidiaries and affiliates and members of the Board are eligible to receive Awards under the Proposed A&R Plan. As of March 1, 2026, approximately 14 employees (including four officers) and six non-employee members of the Board were eligible to participate in the 2010 Plan. Although the Company utilizes the services of a number of consultants and other service providers who are or would be eligible to be granted Awards under the Proposed A&R Plan from time to time, it has only sparsely granted awards to such individuals.

The Proposed A&R Plan provides that the maximum number of shares subject to stock awards that may be granted during any calendar year to any of our non-employee directors, taken together with any cash fees paid by the Company to such non-employee director during such calendar year, may not exceed $750,000 in total value (calculating the value of any such stock awards based on the grant date fair value of the stock awards for financial reporting purposes).

Plan Administration

The Proposed A&R Plan will be administered by our Compensation Committee, or such other Board committee or committees (or the entire Board) as may be designated by the Board, referred to herein collectively as the "LTIP Administrator." The LTIP Administrator determines which eligible employees, consultants and directors receive Awards, the types of Awards to be received and the amounts, terms and conditions thereof. The LTIP Administrator has authority to waive conditions relating to an Award or to accelerate vesting of Awards.

The LTIP Administrator may delegate to other members of the Board or to officers or managers of the Company or any subsidiary or affiliate the authority, subject to such terms as the LTIP Administrator shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the LTIP Administrator may determine to the extent permitted under Rule 16b-3 and applicable law.

Except for certain anti-dilution adjustments, unless the approval of stockholders of the Company is obtained, options and SARs issued under the Long Term Incentive Plan will not be amended to lower their exercise price or exchanged for other options or SARs with lower exercise prices, options and SARs with an exercise price in excess of the fair market value of the underlying shares of Common Stock will not be exchanged for cash or other property, and no other action will be taken with respect to options or SARs that would be treated as a repricing under generally accepted accounting principles or the rules of the stock exchange on which the shares of Common Stock are listed.

Awards

ISOs intended to qualify for special tax treatment in accordance with the Code and nonqualified stock options not intended to qualify for special tax treatment under the Code may be granted for such number of shares of Common Stock as the LTIP Administrator determines. The LTIP Administrator will be authorized to set the terms relating to an option, including exercise price and the time and method of exercise. However, the exercise price of options will not be less than the fair market value of the shares of Common Stock on the date of grant, and the term will not be longer than 10 years from the date of grant of the options; however, ISOs granted to certain 10% stockholders will not have an exercise price that is less than 110% of the fair market value of the shares of Common Stock on the date of grant and the term will not exceed five years.

An SAR will entitle the holder thereof to receive, with respect to each share subject thereto, an amount equal to the excess of the fair market value of one share of Common Stock on the date of exercise over the exercise price of the SAR set by the LTIP Administrator as of the date of grant. However, the exercise price of the SARs will not be less than the fair market value of the shares of Common Stock on the date of grant, and the term will not be longer than 10 years from the date of grant of the SARs. Payment with respect to SARs may be made in cash or shares of Common Stock, as determined by the LTIP Administrator.

Awards of restricted shares will be subject to such restrictions on transferability and other restrictions, if any, as the LTIP Administrator may impose. Such restrictions will lapse under circumstances that the LTIP Administrator shall determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the LTIP Administrator, eligible employees granted restricted shares will have all of the rights of a stockholder, including the right to vote restricted shares and receive dividends thereon; however, any dividends will be subject to the same vesting conditions as the underlying restricted shares.

An RSU will entitle the holder thereof to receive shares of Common Stock or cash at the end of a specified deferral period. RSUs will also be subject to such restrictions as the LTIP Administrator may impose. Such restrictions will lapse under circumstances that the LTIP Administrator shall determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below.

Performance shares and performance units will provide for the future issuance of shares of Common Stock or payment of cash, respectively, to the recipient upon the attainment of performance objectives over specified performance periods. Performance objectives may vary from person to person and grant to grant and will be based upon such performance criteria as the LTIP Administrator may deem appropriate. The LTIP Administrator may revise performance objectives or adjust the Company's performance with respect to such performance objective if significant events occur during the performance period which the LTIP Administrator expects to have a substantial effect on such objectives.

The LTIP Administrator may also grant dividend equivalent rights and it is authorized, subject to limitations under applicable law, to grant such other Awards as may be denominated in, valued in, or otherwise based on, shares of Common Stock, as deemed by the LTIP Administrator to be consistent with the purposes of the Proposed A&R Plan. Any dividend equivalent rights (other than freestanding dividend equivalent rights) must be subject to the same vesting conditions as the underlying Award to which they relate.

Nontransferability

Unless otherwise set forth by the LTIP Administrator in an award agreement, Awards (except for vested shares) will generally not be transferable by the participant other than by will or the laws of descent and distribution and will be exercisable during the lifetime of the participant only by such participant or his or her guardian or legal representative.

Change in Control

In the event of a change in control (as defined in the Proposed A&R Plan), unless otherwise provided by the LTIP Administrator or as set forth in the applicable Award Agreement or in any other agreement, each outstanding Award shall either be assumed by the successor company or parent thereof or to be replaced with comparable awards with respect to capital stock of the successor company or parent thereof, such comparability to be determined by the Compensation Committee, or if an Award is not so assumed or replaced, then such outstanding Award shall become fully exercisable at the time of the change in control, and all restrictions or limitations (including risks of forfeiture and deferrals) on such outstanding Award shall lapse, and unless otherwise determined by the LTIP Committee, all performance criteria and other conditions to payment of such Award shall be deemed to be achieved or fulfilled at target (if applicable) and shall be waived by the Company at the time of the change in control.

Capital Structure Changes

If the LTIP Administrator determines that any dividend in shares, recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution or other similar corporate transaction or event affects the shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of eligible participants under the Long Term Incentive Plan, then the LTIP Administrator shall make such equitable changes or adjustments as it deems appropriate, including adjustments to (i) the number and kind of shares that may thereafter be issued under the Proposed A&R Plan, (ii) the number and kind of shares, other securities or other consideration to be issued or become issuable in respect of outstanding Awards, and (iii) the exercise price, grant price or purchase price relating to any Award. Under such circumstances, the LTIP Administrator also has the authority to provide for a distribution of cash or property in respect of any Award.

Clawback Policy

Awards granted under the Proposed A&R Plan will be subject to recoupment in accordance with the Company's Incentive Compensation Recoupment Policy or any other clawback policy adopted by the Company. In addition, the LTIP Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the LTIP Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock, the proceeds received from any sale of such shares of Common Stock or any other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any participant and the Company.

Amendment and Termination

The Proposed A&R Plan may be amended, altered, suspended or terminated by the Board at any time, in whole or in part, without the consent of stockholders or plan participants. However, any amendment for which stockholder approval is required under the rules of any stock exchange or automated quotation system on which the shares of Common Stock may then be listed or quoted will not be effective until such stockholder approval has been obtained. In addition, no amendment, suspension or termination of the Proposed A&R Plan may materially and adversely affect the rights of a participant under any Award theretofore granted to him or her without the consent of the affected participant. The LTIP Administrator may waive any conditions or rights, amend any terms, or amend, suspend or terminate any Award granted, provided that, without participant consent, such amendment, suspension or termination may not materially and adversely affect the rights of such participant under any Award previously granted to him or her.

Effective Date and Term

The Proposed A&R Plan will be effective on May 21, 2026, subject to approval by the Company's stockholders. Unless earlier terminated or extended, the Proposed A&R Plan will expire on March 16, 2036, and no further awards may be granted thereunder after such date.

U.S. Federal Income Tax Consequences

The following is a summary of the federal income tax consequences of the Proposed A&R Plan, based upon current provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and does not address the consequences under any state, local or foreign tax laws. This information is not and should not be considered tax advice. The Company assumes no liability whatsoever for any taxes, fees, penalties, investment losses, or other damages incurred by participants in the Proposed A&R Plan who rely on this information. Participants are strongly urged to consult with their tax advisors.

Stock Options

In general, the grant of an option will not be a taxable event to the recipient, and it will not result in a deduction to the Company. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is a nonqualified stock option or an ISO.

Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. The Company will generally be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

Generally, a participant will not recognize ordinary taxable income at the time of exercise of an ISO, although taxable income may arise at such time for alternative minimum tax purposes, and no deduction will be available to the Company, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of disability or death).

If shares of Common Stock acquired upon exercise of an ISO are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an ISO are disposed of prior to the expiration of these one-year or two-year holding periods (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of disposition, and the Company will generally be entitled to a deduction in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

Restricted Shares

A participant who receives restricted shares of Common Stock will generally recognize ordinary income at the time that they "vest", i.e., when they are no longer subject to a substantial risk of forfeiture. The amount of ordinary income so recognized will generally be the fair market value of the shares of Common Stock at the time the shares of Common Stock vest, less the amount, if any, paid for the shares of Common Stock. This amount is generally deductible for federal income tax purposes by the Company. Dividends paid with respect to shares of Common Stock that are not vested will be ordinary compensation income to the participant (and generally deductible by the Company). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date the shares of Common Stock vest, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date the shares of Common Stock vest.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the restricted shares at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and the Company or a subsidiary that employs the participant will generally be entitled to a corresponding deduction. Dividends paid with respect to shares of Common Stock as to which a proper Section 83(b) election has been made will not be deductible to the Company. If a Section 83(b) election is made and the restricted shares are subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

SARs, RSUs and Other Awards

With respect to SARs, RSUs, performance shares, performance units, dividend equivalents and other Awards under the Proposed A&R Plan not described above, generally, when a participant receives payment with respect to any such Award, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to the Company.

Payment of Withholding Taxes

The Company may withhold, or require a participant to remit to it, an amount sufficient to satisfy any federal, state, local or foreign withholding tax requirements associated with Awards under the Proposed A&R Plan.

Deductibility Limit on Compensation in Excess of $1 Million

Compensation of persons who are "covered employees" of the Company is subject to the tax deduction limits of Section 162(m) of the Code. The exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered employees in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017 and not modified in any material respect on or after such date.

New Plan Benefits

Awards granted under the Proposed A&R Plan to our executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the Proposed A&R Plan. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees and non-employee directors under the Proposed A&R Plan are not determinable. See "Compensation of Executive Officers" and "Compensation of Directors" for information regarding equity awards granted to our NEOs and members of the Board during 2025.

Awards Granted Under the 2010 Plan

No awards made under the 2010 Plan prior to the date of the annual meeting of stockholders were granted subject to stockholder approval of the Proposed A&R Plan. Pursuant to SEC rules, the following table sets forth information with respect to Awards that have been granted under the 2010 Plan since the most recent amendment and restatement of the 2010 Plan in May 2025 to the groups named below as of March 1, 2026, with PSUs based on achievement of all performance goals. No associate of any director, executive officer or director nominee has received awards under the 2010 Plan and no other person has received more than 5% of all awards under the 2010 Plan since the most recent amendment and restatement of the 2010 Plan in May 2025.

Name and Position	Stock Options Granted	Other Awards Granted
Owen Hughes, CEO	—	—
Thomas Burns, Former SVP, Finance & CFO	—	—
Bradley Sitko, CIO	—	—
All Current Executive Officers as a Group (4 persons)	—	53,450
Jack L. Wyszomierski	—	5,971
Heather L. Franklin	—	5,971
Natasha Hernday	—	5,971
Barbara Kosacz	—	5,971
Joseph M. Limber	9,936	—
Matthew D. Perry	—	5,971
All Current Directors who are not Executive Officers as a Group (6 persons)	9,936	29,855
All Current Employees, Including All Current Officers who are not Executive Officers, as a Group	—	24,233

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4—APPROVAL OF THE XOMA ROYALTY CORPORATION 2026 EMPLOYEE STOCK PURCHASE PLAN

On December 1, 2025, the Board adopted XOMA Royalty Corporation 2026 Employee Stock Purchase Plan (the "2026 ESPP"), subject to stockholder approval at the Annual Meeting. The 2026 ESPP provides for 500,000 shares of our Common Stock to be available for issuance thereunder.

The proposed number of shares authorized for issuance under the 2026 ESPP represents approximately 4% of our outstanding Common Stock as of March 1, 2026. The 2026 ESPP serves as an important component of our employee compensation program, as it helps to attract and retain employees by providing eligible employees with the opportunity to become Company stockholders at favorable prices and participate in the Company's success, aligning the interest of participating employees with those of stockholders. The Board believes the termination of the 2026 ESPP would negatively impact our ability to attract and retain talent and promote stock ownership by employees.

If the 2026 ESPP is approved by the stockholders, we intend to file a Form S-8 with the SEC following the annual meeting of stockholders during the second or third quarter that covers the shares reserved for issuance under the 2026 ESPP.

Summary of the 2026 ESPP Plan

The following summary of the 2026 ESPP is qualified in its entirety by reference to the 2026 ESPP, a copy of which is attached as Appendix B to this Proxy Statement.

Purpose

The purpose of the 2026 ESPP is to provide employees of the Company with an opportunity to purchase Common Stock through accumulated payroll deductions. The 2026 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code.

Administration

The 2026 ESPP will be administered by the Board, or a committee of the Board as designated from time to time by resolution of the Board, which we refer to herein as the "2026 ESPP Administrator." All questions of interpretation of the 2026 ESPP are determined by the 2026 ESPP Administrator, whose decisions are final and binding upon all participants. The 2026 ESPP Administrator may adopt rules or procedures relating to the operation and administration of the 2026 ESPP to accommodate the specific requirements of local laws and procedures.

Eligibility

All employees of the Company or a designated subsidiary of the company (as defined in the 2026 ESPP) who (a) are customarily employed for more than five months in any calendar year, (b) customarily work for more than 20 hours per week, (c) have been employed for a continuous period preceding the Offering Date as required by the Administrator (which may not be two years or more), and (d) satisfy any other requirements set forth in the 2026 ESPP will be eligible to participate in the 2026 ESPP. However, any employee who would own (or pursuant to Section 424(d) of the Code would be deemed to own) more than 5% of the voting power or value of the Company's stock immediately after a grant under the 2026 ESPP is not eligible to participate and no participant may purchase more than $25,000 of the Company's stock in any one calendar year. Furthermore, no participant may authorize withholding of more than 12% of his or her compensation (as defined in the 2026 ESPP). As of March 1, 2026, approximately 14 employees will be eligible to participate in the 2026 ESPP.

Shares Available Under the 2026 ESPP

The maximum number of shares of our Common Stock available for purchase pursuant to the exercise of options granted under the 2026 ESPP is 500,000. If the total number of shares to be purchased by all participants on any exercise date (as defined in the 2026 ESPP) exceeds the number of shares remaining available for issuance under the 2026 ESPP, the 2026 ESPP Administrator may make a pro rata allocation of the remaining available number of shares. Any such allocation shall be "bottom up", meaning that all exercises for one share are satisfied first, then for two shares, and so on until all available shares are exhausted, with any amount remaining in a participant's payroll account following such allocation being returned and not carried over, as determined by the 2026 ESPP Administrator.

Offering Periods

The 2026 ESPP is generally implemented through consecutive of overlapping "offer periods", each of which may not exceed 27 months in duration The 2026 ESPP will initially implement consecutive offer periods of 24 months, with the first offer period commencing on December 1, 2025 and ending on November 30, 2027. Participants are granted a separate option for each offer period in which they participate, which shall be granted on the first date of the offer period and are exercised in successive installments on the exercise date(s) ending within the offer period. The exercise date(s) is the last day(s) of each purchase period. Unless otherwise determined by the 2026 ESPP Administrator, purchase periods run from December 1 through May 31 and from June 1 through November 30. If, on the first day of any purchase period, the fair market value of the Common Stock is less than the fair market value on the original offering date for that offer period, the offer period automatically terminates and participants are enrolled in a new offer period commencing on that date, unless otherwise elected or ineligible for participation.

Payroll Deductions

To participate in an offer period, an eligible employee must execute and submit a properly completed election on or before the offering date (as defined in the 2026 ESPP). Once enrolled in the 2026 ESPP offer period, payroll deductions commence with the first partial or full payroll period beginning on the offering date and ending on the last complete payroll period during the offer period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2026 ESPP.

Each payroll deduction authorization will request a deduction in an amount expressed as a whole percentage between 1% and 12% (or such other range as determined by the 2026 ESPP Administrator) and all payroll deductions will be credited to the eligible employee's account. No interest will be paid on any amount held in the account of any eligible employee.

A participant may change the percentage of compensation that is deducted to purchase shares under the 2026 ESPP by submitting a notice of change of status and may withdraw all (but not less than all) payroll deductions credited to the participant's account or terminate future payroll deductions in the manner set forth in the 2026 ESPP.

Option Grant

On the first day of each offer period, each participant is automatically granted an option to acquire shares of Common Stock, which is exercised automatically in successive installments on each exercise date ending within the offer period, unless the participant withdraws from the 2026 ESPP. Unless otherwise determined by the 2026 ESPP Administrator, the maximum number of shares of Common Stock a participant shall be permitted to purchase in any offer period shall be 5,000. All participants granted options under the 2026 ESPP will have the same rights and privileges consistent with the requirements set forth in Section 423 of the Code.

Purchase Price

The price per share at which shares are purchased under the 2026 ESPP is 85% of the fair market value of a share of Common Stock on the offering date or on the applicable exercise date, which is lower.

Exercise of Options

At the end of each exercise date ending within an offer period, unless the participant has withdrawn from the 2026 ESPP, payroll deductions are applied automatically to purchase shares of Common Stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, rounded down to the nearest whole share.

Any payroll deductions accumulated in a participant's account that are not sufficient to purchase a full share will be retained in the participant's account for the subsequent purchase period or offer period (subject to earlier withdrawal in accordance with the terms of the 2026 ESPP). Any amounts of payroll deductions in a participant's account that are not used for the purchase of shares of stock because of the participant's withdrawal will be returned to the participant, without interest, as soon as administratively practicable after such withdrawal. Any amounts of payroll deductions that are not used for the purchase of shares of stock because of the application of Section 423(b)(8) of the Code or because such purchase would exceed the maximum number of shares allowed to be purchased within one offer period shall be returned to the Participant and shall not be carried over to the next offer period or purchase period.

Cancellation and Withdrawal

Participants may (i) cancel all (but not less than all) of their option and terminate their subscription agreement by delivering a written notice revoking their subscription to the Company or by following an electronic or other withdrawal procedure determined by the 2026 ESPP Administrator or (ii) terminate future payroll deductions but allow accumulated deductions to be used on the next exercise date.

Upon such termination and cancellation, the balance in the participant's account will be returned to the participant, without interest, as soon as administratively practicable thereafter.

Termination of Employment or Eligibility

Upon the termination of a participant's employment with the Company (or a designated subsidiary, as applicable) for any reason or if a participant loses eligibility to participate in the 2026 ESPP, in each case, prior to the next scheduled exercise date, the participant's option will be deemed cancelled and the balance in the participant's account will be returned to the participant (or his or her estate or designated beneficiary in the event of the participant's death), without interest, as soon as administratively practicable.

Transferability

No payroll deductions credited to a participant's account, options granted under the 2026 ESPP, or any rights with regard to the exercise of an option or to receive shares under the 2026 ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 14 of the 2026 ESPP) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the 2026 ESPP Administrator may, in its sole discretion, treat such act as an election to withdraw funds from an offer period in accordance with Section 10 of the 2026 ESPP.

Adjustments Upon a Change in Capitalization

In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, or similar events, the 2026 ESPP Administrator will appropriately adjust the reserves (as defined in the 2026 ESPP), purchase price, maximum number of shares that may be purchased, and any other terms, in each case, in such manner as it deems equitable to prevent dilution or enlargement of benefits.

Merger or Other Corporate Transaction

In the event of a proposed corporate transaction (as defined in the 2026 ESPP), outstanding options will be assumed by the successor corporation or a parent or subsidiary of the successor unless the 2026 ESPP Administrator, in its sole discretion and in lieu of assumption, shortens the offer period then in progress by establishing a new exercise date and providing participants at least 10 business days' notice. If the offer period is shortened, the 2026 ESPP Administrator will notify participants that either (i) the option will be exercised automatically on the new exercise date unless the participant withdraws, or (ii) the Company will pay the participant on the new exercise date an amount in cash, cash equivalents, or property equal to the excess, if any, of the fair market value of the shares subject to the option over the purchase price that would have been payable upon exercise, and any remaining accumulated payroll deductions will be returned.

In the event of a merger, sale, or other similar corporate transaction involving the Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date on which such offering period shall end. The new exercise date will occur before the date of the Company's proposed merger, sale, or other similar corporate transaction.

2026 ESPP Benefits

The benefits that will be received by or allocated to eligible employees under the 2026 ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of our Common Stock under the 2026 ESPP is entirely within the discretion of each participant (subject to the limitations discussed above).

U.S. Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the 2026 ESPP, based on federal income tax laws currently in effect. The exact federal income tax treatment of options will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.

The 2026 ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and, as a result, employees who participate in the 2026 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the 2026 ESPP at the beginning of an option period or upon its exercise on the exercise date at the end of an option period. Upon the disposition of shares of Common Stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the 2026 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the "statutory holding period"), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the option period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such "disqualifying" disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.

The Company is not entitled to any deduction with respect to the difference between the fair market value of the Common Stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Company receives a tax deduction for any ordinary income recognized by the participant.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

PROPOSAL 5—NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our Board is asking you to approve, on a non-binding, advisory basis, the compensation of our NEOs, as disclosed in this Proxy Statement. This item, which is provided pursuant to Section 14A of the Exchange Act, is commonly referred to as a "say-on-pay" vote.

This say-on-pay proposal gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our NEOs and our compensation philosophy, policies, and practices described in this Proxy Statement. Please read the "Executive Compensation" section and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the 2025 compensation of our NEOs. Our Compensation Committee believes that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our Compensation Committee, which is responsible for designing and administering our executive compensation program, will consider the outcome of this vote when making future executive compensation decisions. Unless our Board modifies its current policy on the frequency of holding say-on-pay votes, the next say-on-pay vote is expected to occur at our 2029 Annual Meeting of Stockholders.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding: (i) each stockholder or group of stockholders known by the Company to be the beneficial owner of more than 5% of the Company's issued and outstanding Common Stock, (ii) each of our directors and nominees, (iii) each of our NEOs and (iv) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after March 1, 2026. The percentages in the table below are based on an aggregate of 11,905,652 shares of Common Stock issued and outstanding as of March 1, 2026 (plus any shares that such person has the right to acquire within 60 days after the date of this table). Except as otherwise indicated in the footnotes, amounts are as of March 1, 2026 and, to our knowledge, each of the stockholders has sole voting and investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws where applicable. The address for each director and executive officer listed in the table below is c/o XOMA Royalty Corporation, 2200 Powell Street, Suite 310, Emeryville, California 94608.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned (%)
5% Stockholders		
Entities affiliated with BVF Inc.[1]	2,590,303	21.8%
Entities affiliated with Morgan Stanley[2]	1,702,545	14.3%
FMR LLC[3]	1,268,506	10.7%
The Vanguard Group[4]	638,813	5.4%
Named Executive Officers and Directors:		
Bradley Sitko[5]	468,741	3.8%
Thomas M. Burns[6]	307,542	2.5%
Owen Hughes[7]	273,563	2.3%
Joseph M. Limber[8]	82,908	*
Matthew D. Perry[9]	77,526	*
Barbara A. Kosacz[10]	69,125	*
Jack L. Wyszomierski[11]	70,360	*
Heather L. Franklin[12]	47,008	*
Natasha Hernday[13]	46,231	*
All directors and current executive officers as a group as of the record date (10 persons)[14] . .	1,147,596	8.9%

* Indicates less than 1%.

(1) Based on a Schedule 13D/A filed on May 20, 2025. Consists of (i) 1,322,758 shares held by Biotechnology Value Fund, L.P. ("BVF") and (ii) 1,267,545 shares held by Biotechnology Value Fund II, L.P. ("BVF2"). Excludes 5,003,000 shares issuable upon the conversion of 5,003 shares of Series X Preferred Stock, which are held by BVF, BVF2, Biotechnology Value Trading Fund OS, L.P. ("Trading Fund OS") and in certain partners managed accounts, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding common stock. BVF I GP LLC ("BVF GP"), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC ("BVF2 GP"), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd., as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC ("BVF GPH"), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. ("Partners"), as the investment manager of BVF and

BVF2, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. BVF shares with BVF GP voting and dispositive power over the shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the shares each such entity beneficially owns. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP and BVF GPH. The business address of each person and entity listed above is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

(2) Based on a Schedule 13G/A filed on February 12, 2026 by Morgan Stanley and Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. Morgan Stanley holds shared voting power over 1,701,907 shares of Common Stock and shared dispositive power over 1,701,586 shares of Common Stock, and Morgan Stanley Investment Management Inc. holds shared voting power over 1,700,925 shares of Common Stock and shared dispositive power over 1,700,925 shares of Common Stock. The business address of each entity listed above is 1585 Broadway, New York, New York 10036.

(3) Based on a Schedule 13G/A filed on March 6, 2026 by FMR LLC ("FMR") and Abigail P. Johnson, and consists of shares held by subsidiaries of FMR. Ms. Johnson is a director, the Chairman and Chief Executive Officer of FMR. Members of the Johnson family, including Ms. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B stockholders have entered into a stockholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholder's voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. FMR and Ms. Johnson hold sole dispositive power over 1,268,506 shares of Common Stock and FMR holds sole voting power over 1,262,155 shares of Common Stock. The business address of each person and entity listed above is 245 Summer St., Boston, Massachusetts 02210.

(4) Based on a Schedule 13G filed on July 29, 2025 by The Vanguard Group ("Vanguard"). Vanguard holds shared voting power over 7,607 shares of Common Stock, sole dispositive power over 628,533 shares of Common Stock and shared dispositive power over 10,280 shares of Common Stock. The business address of the entity listed above is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. On a Schedule 13G/A filed on March 27, 2026, Vanguard subsequently reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Company securities beneficially owned by various subsidiaries and/or business divisions. Vanguard also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with Vanguard, will report beneficial ownership separately (on a disaggregated basis).

(5) Includes (i) 19,822 shares of Common Stock, (ii) 446,875 shares of Common Stock underlying options exercisable within 60 days of the date of this table, (iii) 394 shares of Common Stock held in a 401(k) account and (iv) 1,650 shares of Common Stock held by members of Mr. Sitko's family over which Mr. Sitko holds shared voting and dispositive power. Mr. Sitko also beneficially owns (x) 9,045 shares, less than 1%, of Depositary Shares (each representing 1/1000th interest in a share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05) ("XOMAO"), including 2,000 shares of XOMAO held by members of Mr. Sitko's family and (y) 395 shares, less than 1%, of 8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 ("XOMAP"), including 82 shares of XOMAP held by members of Mr. Sitko's family.

(6) Mr. Burns stepped down from his position as Senior Vice President, Finance and Chief Financial Officer of the Company effective January 12, 2026. Includes (i) 30,079 shares of Common Stock, (ii) 271,333 shares of Common Stock underlying options exercisable within 60 days of the date of this table and (iii) 6,130 shares of Common Stock held in a 401(k) account. Mr. Burns also beneficially owns (x) 2,000 shares, less than 1%, of XOMAO and (y) 2,000 shares, less than 1%, of XOMAP.

(7) Includes (i) 98,268 shares of Common Stock, (ii) 175,000 shares of Common Stock underlying options exercisable within 60 days of the date of this table and (iii) 295 shares of Common Stock held in a 401(k) account. Mr. Hughes also beneficially owns 102,000 shares or 5.8%, of XOMAO.

(8) Includes (i) 6,210 shares of Common Stock and (ii) 76,698 shares of Common Stock underlying options exercisable within 60 days of the date of this table. Mr. Limber also beneficially owns 20,000 shares, or 1.1%, of XOMAO and (y) 10,000 shares, or 1.0%, of XOMAP.

(9) Includes (i) 17,869 shares of Common Stock and (ii) 59,657 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(10) Includes 69,125 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(11) Includes (i) 12,533 shares of Common Stock and (ii) 57,827 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(12) Includes 47,008 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(13) Includes (i) 3,035 shares of Common Stock and (ii) 43,196 shares of Common Stock underlying options exercisable within 60 days of the date of this table. Ms. Hernday also beneficially owns 4,000 shares, less than 1%, of XOMAP.

(14) Includes (i) 169,871 shares of Common Stock, (ii) 975,386 shares of Common Stock underlying options exercisable within 60 days of the date of this table, (iii) 689 shares of Common Stock held in a 401(k) account and (iv) 1,650 shares of Common Stock held by family members. The group also beneficially owns (x) 131,045 shares, or 7.4%, of XOMAO, including 2,000 shares of XOMAO held by family members, and (y) 14,395 shares, or 1.5%, of XOMAP, including 82 shares of XOMAP held by family members.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2025.

Name	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders:	1,838,219[1]	$20.24[2]	1,410,161[3]
Equity compensation plans not approved by stockholders:	725,000[4]	$23.74[5]	—
Total	2,563,219	$21.42	1,410,161

(1) Includes outstanding stock options and PSUs, assuming all performance targets are achieved, granted under the 2010 Plan.
(2) Reflects the weighted-average exercise price of stock options granted under the 2010 Plan. PSUs reflected in column (a) are not included in this column as they do not have an exercise price.
(3) Includes (i) 910,161 shares of Common Stock available for issuance under our 2010 Plan and (ii) 500,000 shares of Common Stock available for issuance under our 2015 Employee Stock Purchase Plan, as amended.
(4) Includes outstanding stock options granted as inducement awards in compliance with Nasdaq Listing Rule 5635(c)(4).
(5) Reflects the weighted-average exercise price of stock options granted as inducement awards.

COMPENSATION OF EXECUTIVE OFFICERS

The primary objectives of our executive compensation program are to enable the Company to attract, motivate and retain outstanding individuals and to align their success with that of our stockholders through the creation of stockholder value. We attract and retain executives by providing an executive compensation package that is competitive with the companies with which we compete for talent. We seek to create alignment between executive compensation and the interests of our stockholders through a focus on short-term and long-term incentive compensation programs that tie each executive officer's pay to the Company's near-term and longer-term performance.

Summary Compensation Table

The following table sets forth certain summary information for the years indicated concerning the compensation earned by the Company's NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Owen Hughes	2025	$707,940	$ —	$ —	$—	$420,517	$11,750	$1,140,207
CEO	2024	$566,477	$89,375	$4,833,138	$—	$336,488	$ 7,786	$5,833,264
Thomas M. Burns[4]	2025	$508,185	$ —	$ —	$—	$201,242	$15,500	$ 724,927
Former SVP, Finance & CFO	2024	$472,026	$ —	$ —	$—	$186,923	$15,237	$ 674,186
Bradley Sitko	2025	$563,040	$ —	$ —	$—	$278,705	$11,750	$ 853,495
CIO	2024	$520,000	$ —	$ —	$—	$257,400	$11,500	$ 788,900

(1) The amount in this column for 2024 represents a sign-on bonus paid to Mr. Hughes in connection with his appointment as our permanent Chief Executive Officer.

(2) Amounts in this column for 2025 represent the bonuses earned by the NEOs under the 2025 Cash Bonus Plan, as described in more detail under "Narrative to Summary Compensation Table—2025 Cash Bonus Plan" below.

(3) The amounts in this column reflect the fair value on the date of contribution of shares of Common Stock contributed by the Company to the NEO's account under the Deferred Savings Plan as matching contributions, as described in more detail under "Retirement Benefits," as follows: for Mr. Hughes, 458 shares; for Mr. Burns, 604 shares; and for Mr. Sitko, 458 shares.

(4) Mr. Burns stepped down from his position as Senior Vice President, Finance and Chief Financial Officer of the Company effective January 12, 2026, and his employment was terminated by the Company on January 15, 2026.

Narrative to Summary Compensation Table

Process for Setting Compensation

Our Compensation Committee has primary responsibility for the implementation and oversight of our executive officer compensation. The Compensation Committee considers the recommendations of Mr. Hughes on the compensation for our executive officers (other than himself) but makes the final determinations regarding executive compensation decisions. Our Compensation Committee has retained the services of Compensia to assist in the development and design of our executive compensation program. In evaluating executive and director compensation in 2025, we utilized two peer groups of companies with similar revenues and market capitalizations—one peer group focused on a selection of drug development companies and one peer group focused on royalty and licensing companies. Compensia presented peer group and industry data with respect to base salaries, target annual bonuses and equity compensation.

Base Salary

Our Compensation Committee recognizes the importance of base salary as an element of compensation that helps to attract and retain our executive officers. We provide base salary as a fixed source of cash compensation to recognize each NEO's day-to-day responsibilities, which is designed to provide an appropriate and competitive base level of current cash income for the NEOs. In February 2025, with retroactive effectiveness to January 1, 2025, our Compensation Committee and Board increased the base salary of Mr. Hughes, Mr. Burns and Mr. Sitko to the 50th percentile of our peer group with a further adjustment of 3.5%, consistent with the 3.5% cost of living adjustment provided to all employees. The total base salary increases were as follows: Mr. Hughes $132,940, Mr. Burns $36,159, and Mr. Sitko $43,040, The base salaries for each NEO as of December 31, 2025 were as follows:

Name	2025 Base Salary ($)
Owen Hughes	$707,940
Thomas M. Burns	$508,185
Bradley Sitko	$563,040

2025 Cash Bonus Plan

In February 2025, the Board approved the 2025 Cash Bonus Plan for the 2025 fiscal year and approved target bonus opportunities for each NEO under the 2025 Cash Bonus Plan as follows:

Name and Principal Position	2025 Target Bonus (% of Base Salary)
Owen Hughes	60%
Thomas M. Burns	40%
Bradley Sitko	50%

Bonuses under the 2025 Cash Bonus Plan were based 100% upon the Company's achievement of the following corporate objectives: (a) total stockholder return, (b) business development and (c) secure capital, each established by the Board in February 2025. The bonuses earned by each NEO under the 2025 Cash Bonus Plan set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above were approved by our Compensation Committee based on achievement of the 2025 corporate objectives at 99% of target.

Equity Compensation

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our executive officers with the financial interests of our stockholders. In addition, we believe that our ability to grant equity-based awards helps us to attract, retain and motivate executive officers, and encourages them to devote their best efforts to our business and financial success. During 2025, we did not grant any equity-based awards to our NEOs.

Earning of PSUs

In September 2025, upon achievement of a 30-day volume-weighted average price ("30-Day VWAP") of $35, the performance goal was achieved with respect to 53,350 PSUs granted to Mr. Hughes during 2024, 17,770 PSUs granted to Mr. Burns during 2023 and 10,067 PSUs granted to Mr. Sitko during 2023. The earned PSUs vested as to two-thirds on the date of such achievement, with the remainder vesting subject to each NEO's continued employment through May 18, 2026.

Outstanding Equity Awards as of December 31, 2025

The following table provides information as of December 31, 2025, regarding unexercised options held by each of our NEOs.

		Option Awards				Stock Awards			
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Owen Hughes	1/3/2023	100,000	—	$18.66	1/3/2033				
	1/3/2023(2)	72,917	2,083	$30.00	1/3/2033				
	1/8/2024(3)					71,142	$1,891,666	61,572	$1,637,199
Thomas M. Burns . . .	12/22/2016	24,000	—	$ 5.50	12/22/2026				
	2/10/2017	75,778	—	$ 4.03	2/10/2027				
	2/10/2017	15,500	—	$ 4.03	2/10/2027				
	2/10/2017	10,000	—	$ 4.03	2/10/2027				
	2/10/2017	10,000	—	$ 4.03	2/10/2027				
	2/10/2017	7,000	—	$ 4.03	2/10/2027				
	2/14/2018	25,000	—	$27.41	2/14/2028				
	2/13/2019	23,000	—	$14.33	2/13/2029				
	3/13/2020	22,000	—	$18.84	3/13/2030				
	2/17/2021	20,055		$38.93	2/17/2031				
	2/22/2022	28,000	—	$20.22	2/22/2032				
	11/8/2022	11,000	—	$18.03	11/8/2032				
	5/18/2023(3)					23,698	$ 630,130	20,510	$ 545,361
Bradley Sitko	1/3/2023(4)	218,750	81,250	$18.66	1/3/2033				
	1/3/2023(4)	182,292	67,708	$30.00	1/3/2033				
	5/18/2023(3)					3,355	$ 89,209	20,133	$ 535,336

(1) Amounts in these columns reflect the value of outstanding PSUs as of December 31, 2025, based on a per share price of $26.59, the closing price of our Common Stock on December 31, 2025.

(2) These option awards vest in equal monthly installments over 36 months following the date of grant.

(3) The PSUs for which the stock price hurdle has been achieved vest on May 18, 2026. The remaining PSUs are eligible to become earned based on satisfaction of 30-Day VWAP hurdles of $40 and $45 prior to May 18, 2026, which earned PSUs vest as to two-thirds on the date the performance requirement is achieved and as to one-third on May 18, 2026.

(4) One-fourth of the shares subject to the award vested on the first anniversary of the date of grant and the remaining shares vest monthly over the three years thereafter.

Retirement Benefits

We do not maintain and have not ever maintained a defined benefit pension plan or non-qualified deferred compensation plan. Each of our NEOs is eligible to participate in the Company's Deferred Savings Plan, a defined contribution retirement plan under Section 401(a) of the Internal Revenue Code of 1986, on the same basis as other eligible employees. Participants may make contributions to defer up to 80% of their eligible compensation (subject to applicable limits). The Company may, at its sole discretion, make matching contributions each plan year, in cash or in shares of Common Stock. In January 2026, the Company made matching contributions in shares of Common Stock equal to 50% of each participant's 2025 deferrals. Matching contributions vest on a straight-line at 25% per year of continuous service and a participant is 100% vested after four years of continuous service.

Employment Agreements and Change of Control Severance Arrangements

Owen Hughes Employment Agreement

In connection with his appointment as permanent Chief Executive Officer, we amended and restated Mr. Hughes' employment agreement (the "Hughes Agreement"). Under the 2024 Agreement, Mr. Hughes is eligible to receive an annual base salary of $575,000 and a target annual bonus equal to 60% of his annual base salary. In addition, the 2024 Agreement provided for the grant of 275,000 PSUs, as described above.

Under the 2024 Agreement, Mr. Hughes is eligible to receive severance benefits in the event of a termination by us without cause, a resignation by Mr. Hughes for good reason, or his death or disability, subject to his execution of a release of claims, as follows: (i) 1.0 times his base salary; (ii) any earned but unpaid bonus for the prior year; (iii) a pro-rata portion of his target bonus for the year of termination; (iv) subsidized continued health coverage for up to 12 months; and (v) except in the event of death or disability, 12 months of outplacement services not to exceed $15,000.

However, if the termination without cause or resignation for good reason occurs during the period beginning two months before and ending 12 months after a change in control of the Company, Mr. Hughes would instead be eligible to receive the following severance benefits: (i) 2.0 times his base salary; (ii) any earned but unpaid bonus for the prior year; (iii) 2.0 times his target bonus for the year of termination; (iv) subsidized continued health coverage for up to 24 months; (v) accelerated vesting of 100% of outstanding time-based equity awards, with the post-termination exercise period of any stock options extended for 60 months (or through the remainder of the original maximum term); (vi) accelerated vesting of a pro-rated portion of outstanding performance-based awards, based on actual performance through the date of such termination; and (vii) 12 months of outplacement services not to exceed $15,000.

Thomas M. Burns Agreements

Prior to his resignation, the Company and Mr. Burns were parties to an amended and restated employment agreement with Mr. Burns. Under the employment agreement, upon a termination of Mr. Burns' employment by the Company without cause, due to his death or permanent disability, or upon his resignation for good reason, in each case subject to execution or a release of claims, Mr. Burns would have been entitled to: (i) a severance payment equal to 75% of his base salary; (ii) a severance payment equal to the pro-rated portion of his target bonus for the year of termination; (iii) payment of any earned but unpaid bonus for the prior performance period; (iv) if elected, the full cost of continuation coverage under the Company's group health plans for up to nine months; and (v) outplacement services for nine months not to exceed $15,000 in value. Pursuant to his employment agreement, all payments and benefits to Mr. Burns thereunder would have been subject to his compliance with the confidentiality and non-competition provisions thereof. Under the employment agreement, Mr. Burns was deemed "retirement eligible" for purposes of his equity awards under the terms of his equity award agreements.

Mr. Burns was also party to a change of control severance agreement with the Company, which provided for severance benefits (in lieu of those described under his employment agreement) if his employment was terminated by the Company without cause or if he resigned with good reason, in either case, within two months prior to signing an agreement for a change of control or within 12 months after a change of control. Subject to execution of a release of claims, these severance payments and benefits included: (i) accelerated vesting of 100% of outstanding time-based equity awards, with the post-termination exercise period of any stock options extended for 60 months (or through the remainder of the original maximum term); (ii) accelerated vesting of a pro-rated portion of outstanding performance-based awards, based on actual performance through the date of such termination; (iii) a severance payment equal to 1.5x his base salary and 1.5x his target bonus for the year of termination; (iv) if elected, the full cost of continuation coverage under the Company's group health plans for up to 18 months; and (v) outplacement services for 12 months, not to exceed $15,000 in value. The agreement also included a "better after-tax" provision, pursuant to which payments to Mr. Burns would have been either reduced or paid in full, whichever results in a greater economic benefit to the executive officer (after calculation of all taxes, including any excise taxes, on such payments).

On January 12, 2026, Mr. Burns stepped down as our Senior Vice President, Finance and Chief Financial Officer and his employment was terminated by the Company on January 15, 2026 in connection with the execution of a separation and consulting agreement and general release of claims (the "Separation and Consulting Agreement"). Pursuant to the terms of the Separation and Consulting Agreement, in consideration for a release of claims, Mr. Burns received the severance payments and benefits set forth under his employment agreement upon a termination without cause as described above. In addition to the foregoing, the Separation and Consulting Agreement provides for the full acceleration of his outstanding PSUs for which the stock price hurdle was previously achieved; any remaining PSUs remained outstanding and eligible to vest only upon satisfaction of the applicable stock price hurdles. Under the Separation and Consulting Agreement, Mr. Burns provided transition and advisory services as a consultant for an initial three-month consulting period, with a monthly consulting fee of $16,000.

Bradley Sitko Employment Agreement

In connection with his appointment as Chief Investment Officer, we entered into an employment agreement with Mr. Sitko, pursuant to which he was eligible to receive an annual base salary of $500,000, a target annual bonus equal to 50% of his base salary, and a $110,000 signing bonus. The signing bonus was subject to repayment if Mr. Sitko resigned without good reason or was terminated for cause prior to January 3, 2024. In addition, the employment agreement provided for the grant of inducement stock options, as described in more detail above.

Under his employment agreement, Mr. Sitko is eligible to receive severance benefits in the event of a termination by us without cause, a resignation by Mr. Sitko for good reason, or his death or disability, subject to his execution of a release of claims, as follows: (i) 1.0 times his base salary; (ii) a pro-rata portion of his target bonus for the year of termination; (iii) any earned but unpaid bonus for the prior year; (iv) subsidized continued health coverage for up to 12 months; and (v) except in the event of death or disability, 12 months of outplacement services, not to exceed $15,000.

However, if the termination without cause or resignation for good reason occurs during the period beginning two months before and ending 12 months after a change in control of the Company, Mr. Sitko would instead be eligible to receive the following severance benefits: (i) 1.5 times his base salary; (ii) 1.5 times his target bonus for the year of termination; (iii) any earned but unpaid bonus for the prior year; (iv) subsidized continued health coverage for up to 18 months; (v) accelerated vesting of 100% of outstanding time-based equity awards, with the post-termination exercise period of any stock options extended for 60 months (or through the remainder of the original maximum term); (vi) accelerated vesting of a pro-rated portion of outstanding performance-based awards, based on actual performance through the date of such termination; and (vii) 12 months of outplacement services, not to exceed $15,000.

Incentive Compensation Recoupment Policy and Restatement Analysis

We maintain an Incentive Compensation Recoupment (Clawback) Policy, which is intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered officer during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

During the second quarter of 2025, the Company was required to prepare an immaterial accounting restatement of the Company's consolidated financial statements as of and for the year ended December 31, 2024, as described under Note 2 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 in the section titled "Immaterial Restatement of Previously Issued Consolidated Financial Statements." In accordance with the Clawback Policy, our Compensation Committee reviewed the restated financials and concluded that there was no recovery of erroneously awarded compensation required under the Clawback Policy. The only incentive-based compensation received by covered officers during the prior three fiscal years was earned based on our stock price performance. In their review, the Compensation Committee determined that the restated financials would not have impacted the Company's achievement of the stock price hurdle and thus the restated financials did not impact the achievement of the incentive-based compensation received at any time during the prior three fiscal years.

Equity Grant Timing

Historically, we have not granted equity awards to our NEOs or other employees on a regular basis, and rather, our Compensation Committee has historically considered and approved grants from time to time based on business needs. Beginning in 2026, we anticipate granting annual equity awards to our NEOs and other employees during the first quarter each year. In addition, employees, including the NEOs, are eligible to purchase shares under the ESPP through payroll contributions on preset purchase dates in November and May of each year. During 2025, our Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards and did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

PAY VERSUS PERFORMANCE

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. This disclosure is intended to comply with the requirements of Item 402(v) of Regulation S-K applicable to "smaller reporting companies." For further information concerning the Company's compensation philosophy and how the Company seeks to align executive compensation with the Company's performance, refer to "Compensation of Executive Officers" above.

Year (a)	Summary Compensation Table Total for PEO[1] ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($) (e)	Value of Initial Fixed $100 Investment Based on Total Stockholder Return[4] ($) (f)	Net (Loss) Income[5] ($ in millions) (g)
2025	$1,140,207	$1,257,488	$ 789,211	$ 823,895	$144.51	$ 31.7
2024	$5,833,264	$6,378,561	$ 731,543	$2,645,142	$142.83	$(13.8)
2023	$2,482,735	$2,072,442	$5,414,556	$4,425,847	$100.54	$(40.8)

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Hughes (our Chief Executive Officer and PEO) for each corresponding year in the "Total" column of the Summary Compensation Table included herein and in our proxy statement for the 2025 and 2024 annual meetings. Refer to "Compensation of Executive Officers—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Hughes as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Hughes during the applicable year.

The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Hughes), as computed in accordance with Item 402(v) of Regulation S-K. The NEOs as a group (excluding Mr. Hughes) were Mr. Burns and Mr. Sitko for 2025, 2024, and 2023. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Hughes) during the applicable year.

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to determine the compensation actually paid for 2025:

	Summary Compensation Table Total ($)	Reported Value of Equity Awards[a] ($)	Year-End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year-Over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in a Prior Year[b] ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in a Prior Year That Vest in the Year[b] ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Compensation Actually Paid ($)
PEO	$1,140,207	—	—	$(285,399)	$402,680	—	$1,257,488
Average Other NEOs	$ 789,211	—	—	$(124,898)	$159,581	—	$ 823,895

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) Includes the value of equity awards treated as vested in prior years to better reflect the revised guidance from the SEC related to treatment of equity awards upon an executive's retirement eligibility, with appropriate adjustments to capture the change in value of such awards.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Hughes, who served as our CEO during the applicable periods) in the "Total" column of the Summary Compensation Table in each applicable year.

(4) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year reported is December 31, 2022.

(5) The dollar amounts reported represent the amount of net loss reflected in the Company's audited financial statements for the applicable year.

Narrative to Pay Versus Performance Table

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail above in "Compensation of Executive Officers," the Company's executive compensation program reflects a performance-driven compensation philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, those Company measures are not financial performance measures and are therefore not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance and therefore does not specifically align the Company's performance measures with "compensation actually paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Net Income (Loss)

As a biotech royalty aggregator, our revenue is comprised of licensing fees, milestone payments and royalties from our legacy discovery and development business and future milestone payments and royalties from our royalty aggregator business. Consequently, we did not use net income (loss) as a performance measure in our executive compensation program. Moreover, because the generation of revenues related to licensing fees, milestone payments and royalties is dependent on the achievement of milestones or product sales by our partners, we do not believe there is any meaningful relationship between our net income and compensation actually paid to our NEOs during the periods presented.

Compensation Actually Paid and Cumulative TSR

The chart below shows the relationship between the compensation actually paid to our PEO and the average compensation actually paid to our non-PEO NEOs, on the one hand, to the Company's cumulative TSR over the three years presented in the table, on the other.



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference in any filing of the Company under the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION OF DIRECTORS

Our director compensation program is designed to attract and retain non-employee directors while aligning the interests of our non-employee directors with those of our stockholders. Our Compensation Committee, in consultation with Compensia, evaluates our director compensation policy on an annual basis in consideration of the director compensation programs at the companies in our peer group.

Director Compensation Policy

During 2025, each non-employee director was entitled to receive an annual retainer of $40,000, plus an additional (i) $20,000, in the case of the Chair of the Audit Committee, (ii) $10,000, in the case of any other member of the Audit Committee, (iii) $15,000, in the case of the Chair of the Compensation Committee and the Chair of the Transaction Committee, (iv) $7,500, in the case of any other member of the Compensation Committee and any other members of the Transaction Committee, (v) $12,000, in the case of the Chair of the Nominating & Governance Committee, (vi) $6,000, in the case of any other member of the Nominating & Governance Committee and (vii) $40,000, in the case of the Chairman of the Board or Lead Independent Director. The Company's directors do not receive meeting fees.

Each non-employee director whose service continues following the annual meeting is entitled to receive an annual equity grant valued at $150,000. The non-employee director may elect to have the equity grant delivered as options vesting monthly over one year, RSUs that vest in full after one year, or a 50% split between the two. Each new non-employee director is entitled to receive an initial option grant valued at $250,000 that vests monthly over three years and a pro-rata portion of the annual option grant that vests monthly from grant date until the next annual grant.

The 2010 Plan limits director compensation, including cash fees and the grant date fair value of any stock awards, to $750,000 for each calendar year.

Director Compensation Table

The table below sets forth the 2025 compensation for non-employee directors who served at any time during 2025. Directors who are employees of the Company receive no additional compensation for services as members of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Total
Heather L. Franklin	$55,000	$149,992	$ —	$204,992
Natasha Hernday	$69,500	$149,992	$ —	$219,492
Barbara Kosacz	$53,500	$149,992	$ —	$203,492
Joseph M. Limber	$66,000	$ —	$150,131	$216,131
Matthew D. Perry	$62,500	$149,992	$ —	$212,492
Jack L. Wyszomierski	$97,500	$149,992	$ —	$247,492

(1) The amounts in this column represent the aggregate grant date fair value for RSUs computed in accordance with FASB ASC Topic 718. See Note 12 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for information regarding assumptions underlying valuation of equity awards. Pursuant to the director compensation policy, Mses. Franklin, Hernday and Kosacz and Messrs. Perry and Wyszomierski elected to receive 100% of their annual equity grants as RSUs. As of December 31, 2025, the aggregate RSUs outstanding for each non-employee director were as follows: Ms. Franklin: 5,971, Ms. Hernday: 5,971, Ms. Kosacz: 5,971, Mr. Limber: 0, Mr. Perry: 5,971 and Mr. Wyszomierski: 5,971.

(2) The amounts in this column represent the aggregate grant date fair value for option awards computed in accordance with FASB ASC Topic 718. See Note 12 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for information regarding assumptions underlying valuation of equity awards. Pursuant to the director compensation policy, Mr. Limber elected to receive 100% of his annual equity grant as stock options. As of December 31, 2025, the aggregate number of options outstanding for each non-employee director were as follows: Ms. Franklin: 47,008, Ms. Hernday: 43,196, Ms. Kosacz: 69,125, Mr. Limber: 77,526, Mr. Perry: 59,657, and Mr. Wyszomierski: 57,827.

TRANSACTIONS WITH RELATED PERSONS

Except as disclosed below, there were no reportable transactions with related persons during fiscal years 2025 or 2024. We or a subsidiary may occasionally enter into transactions with certain related persons, such as executive officers, directors or nominees for directors, their immediate family members or beneficial owners of more than 5% of our outstanding Common Stock, in which the related party has a direct or indirect material interest. Each such transaction is subject to review and pre-approval by the Audit Committee.

Repare Acquisition and XenoTherapeutics Arranger Letter

On November 14, 2025, the Arrangement Agreement by and among the Company, Repare Therapeutics, Inc. ("Repare") and Xeno Therapeutics, Inc. ("Xeno") dated November 14, 2025 was executed (the "Repare Acquisition Agreement"), pursuant to which we acted as structuring agent in connection with the acquisition of Repare's issued and outstanding common shares by Xeno. Xeno agreed to pay us an arranger fee of $3.0 million following the closing of the Repare acquisition for the services we rendered, which fee was received in January 2026. BVF, a beneficial holder of more than 5% of our Common Stock, owned approximately 24.0% of Repare before its acquisition by Xeno. The Repare acquisition closed on January 28, 2026.

ESSA Acquisition and XenoTherapeutics Arranger Letter

In October 2025, we acted as structuring agent in connection with the acquisition of ESSA Pharma Inc.'s ("ESSA") issued and outstanding common shares by Xeno. As part of the Business Combination Agreement between Xeno and ESSA dated July 13, 2025, we agreed, among other things, to provide bridge financing to Xeno. To facilitate the closing of the acquisition, we extended a short-term loan of $5.9 million to Xeno, which was repaid in October 2025. Additionally, Xeno paid us an arranger fee of $3.0 million following the closing of the ESSA acquisition for the services we rendered in October 2025, which fee was received in October 2025. BVF, a beneficial holder of more than 5% of our Common Stock, owned approximately 24.7% of ESSA before its acquisition by Xeno.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person's status as a member of our Board or as an officer, as applicable, to the maximum extent allowed under Nevada law.

Procedures for Approval of Related Party Transactions

Our Board reviews the relationships that each director has with the Company and shall endeavor to have a majority of directors that are "independent directors" as defined by the SEC and Nasdaq rules; the Board also reviews the relationships that each officer has with the Company. As part of the review process, the Company distributes and collects questionnaires that solicit information about any direct or indirect transactions with the Company from each of our directors and officers and legal counsel reviews the responses to these questionnaires and reports any related party transactions to the Audit Committee. We may enter into arrangements in the ordinary course of our business that involve the Company's receiving or providing goods or services on a non-exclusive basis and at arm's length negotiated rates or in accordance with regulated price schedules with corporations and other organizations in which a Company director, executive officer or nominee for director may also be a director, trustee or investor, or has some other direct or indirect relationship.

Our Code of Ethics requires all directors, officers and employees to avoid any situation that involves an actual or potential conflict of interest with the Company's objectives and best interests. Employees are encouraged to direct any questions regarding conflicts of interest to the Company's legal department. All related party transactions involving the Company's directors or executive officers or members of their immediate families must be reviewed and approved or ratified by the Audit Committee.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices and other annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single copy of the Notice or other annual meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are XOMA stockholders will be "householding" the Company's proxy materials. This means that a single copy of the Notice, proxy statement and Annual Report on Form 10-K, as applicable, will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent to "householding." If you received a "householding" mailing this year and would like to have additional copies of the proxy materials mailed to you, please send a written request to the Company's Secretary at 2200 Powell Street, Suite 310, Emeryville, California 94608, Attention: Secretary or your telephonic request to (510) 204-7276, and we will promptly deliver the proxy materials to you. Stockholders who currently receive multiple copies of the proxy materials and would prefer to receive a single copy in the future, or if you would like to opt out of "householding" for future mailings, please contact your broker.

OTHER MATTERS

The Board does not know of any other matters to be presented at this annual meeting other than those set forth in this proxy statement and in the notice accompanying this proxy statement. If other matters should properly come before the meeting, it is the intention of the proxy holders to vote on such matters in accordance with their best judgment.

It is important that your shares of Common Stock be represented at the meeting, regardless of the number of shares of Common Stock you hold. You are, therefore, urged to promptly vote your proxy by accessing the internet, or if you have elected to receive a paper copy of the proxy materials, by completing, signing and returning the proxy card that is provided or by calling the toll-free telephone number.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC, is available without charge upon written request to: Secretary, XOMA Royalty Corporation, 2200 Powell Street, Suite 310, Emeryville, California 94608.

STOCKHOLDER PROPOSALS AND OTHER COMMUNICATIONS

A stockholder who intends to submit a proposal for inclusion in the proxy statement for the 2027 annual meeting of stockholders must submit such proposal to the Company by mail addressed to the Company's principal office at 2200 Powell Street, Suite 310, Emeryville, California 94608, Attention: Secretary. Such proposal must be received by us as of the close of business (6:00 p.m. Pacific Time) on November 30, 2026 and must comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

A stockholder who intends to make a nomination for director election or submit a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) for consideration at the annual meeting of stockholders to be held in 2027, must do so in writing by following the above instructions, which must be received by the Company not earlier than January 14, 2027 and not later than the close of business (6:00 p.m. Pacific Time) on February 13, 2027. In addition, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the additional requirements of Rule 14a-19, including providing the notice required under Rule 14a-19 to our Secretary in writing not later than the close of business (6:00 p.m. Pacific Time) on March 22, 2027. We advise you to review our bylaws, which contain additional requirements regarding the advance notice of stockholder proposals and director nominations, including the different notice deadlines in the event our annual meeting for 2027 is held more than 30 days before or 60 days after May 21, 2027. Any such director nomination or stockholder proposal must be a proper matter for stockholder action and must comply with the terms and conditions set forth in our bylaws. If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements. The section titled "Nominating & Governance Committee" in this proxy statement provides additional information on the director nomination process.

For all other stockholder communications with the Board or a particular director, a stockholder may send a letter to the Company's principal office at 2200 Powell Street, Suite 310, Emeryville, California 94608, Attention: Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." The letter must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just a certain specified individual director or directors. These communications will be compiled and reviewed by our Secretary, who will determine whether the communication is appropriate for presentation to the Board or the particular director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications).

By Order of the Board,

/s/ Maricel Montano

Maricel Montano
Chief Legal Officer and Corporate Secretary

March 30, 2026
Emeryville, California

APPENDIX A

XOMA ROYALTY CORPORATION
AMENDED AND RESTATED
2010 LONG TERM INCENTIVE AND STOCK AWARD PLAN

1. Purposes.

The XOMA Royalty Corporation Amended and Restated 2010 Long Term Incentive and Stock Award Plan (the "Plan") was originally adopted as the XOMA Corporation 2010 Long Term Incentive and Stock Award Plan, effective as of July 21, 2010 (the "Original Effective Date") and was most recently amended and restated effective as of May 21, 2025. The Plan, as amended and restated herein, is effective as of May 21, 2026 (the "Effective Date"), subject to approval by the Company's stockholders.

The purposes of the XOMA Royalty Corporation Amended and Restated 2010 Long Term Incentive and Stock Award Plan are to advance the interests of XOMA Royalty Corporation and its stockholders by providing a means to attract, retain, and motivate employees, consultants and directors of the Company, its Subsidiaries and Affiliates, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for stockholders by aligning the interests of such persons with those of stockholders.

2. Definitions.

For purposes of this Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under this Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(b) "Award" means any Option, SAR, Restricted Share, Restricted Stock Unit, Performance Share, Performance Unit, Dividend Equivalent, or Other Stock-Based Award granted to an Eligible Person under this Plan.

(c) "Award Agreement" means any written or electronic agreement, contract, or other instrument or document evidencing an Award.

(d) "Beneficiary" means the person, persons, trust or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) "Board" means the Board of Directors of the Company.

(f) "Change in Control" means the occurrence of any of the following events:

(i) a merger, consolidation or acquisition of the Company or any direct or indirect subsidiary of the Company with any other entity, other than a merger, consolidation or acquisition which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the implementation of a plan of complete liquidation or dissolution of the Company;

(iv) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company's then outstanding voting securities; or

(v) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors.

(g) "Code" means the Internal Revenue Code of 1986.

(h) "Committee" means the Compensation Committee of the Board, or such other Board committee or committees (which may include the entire Board) as may be designated by the Board to administer all or any portion of this Plan; provided, however, that, unless otherwise determined by the Board, a Committee shall consist of two or more directors of the Company, each of whom is a "non-employee director" within the meaning of Rule 16b-3, to the extent applicable; provided, further, that the mere fact that a Committee shall fail to qualify under the foregoing requirement shall not invalidate any Award made by such Committee which Award is otherwise validly made under this Plan. Different Committees may administer this Plan with respect to different groups of Eligible Persons. As used herein, the singular "Committee" shall include the plural "Committees" if applicable, except where the context requires otherwise.

(i) "Company" means XOMA Royalty Corporation (f/k/a XOMA Corporation), a Nevada corporation, or any successor company.

(j) "Director" means a member of the Board who is not an employee of the Company, a Subsidiary or an Affiliate.

(k) "Dividend Equivalent" means a right, granted under Section 5(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award and may be paid currently or on a deferred basis.

(l) "Eligible Person" means (i) an employee, consultant or other service provider of the Company, a Subsidiary or an Affiliate, including any director who is an employee, or (ii) a Director.

(m) "Exchange Act" means the Securities Exchange Act of 1934.

(n) "Fair Market Value" means:

(i) if the Shares are not at the time listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, the closing selling price per Share on the date in question, as such price is reported on The NASDAQ Global Market or any successor system; provided that if there is no reported closing selling price for Shares on the date in question, then the closing selling price on the last preceding date for which such quotation exists shall be determinative;

(ii) if the Shares are at the time listed or admitted to trading on any stock exchange, the closing selling price per Share on the date in question on the stock exchange determined by the Committee to be the primary market for the Shares, as such price is officially quoted on such exchange; provided that if there is no reported sale of Shares on such exchange on the date in question, then the closing selling price on the last preceding date for which such quotation exists shall be determinative; or

(iii) if the Shares are at the time neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market (or if the Committee determines that the value as determined pursuant to subsection (i) or (ii) above does not reflect fair market value), then the Committee shall determine Fair Market Value after taking into account such factors as it deems appropriate consistent with Treas. Reg. § 409A-1(b)(5)(iv)(B), including one or more independent professional appraisals.

(o) "Incumbent Directors" means directors who (i) are directors of the Company as of the date hereof, (ii) are elected or nominated for election to the Board by the affirmative votes of the directors of the Company as of the date hereof, or (iii) are elected or nominated for election to the Board by the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transaction described in subsections (i) through (iv) of the definition of Change in Control or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

(p) "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(q) "NQSO" means any Option that is not an ISO.

(r) "Option" means a right, granted under Section 5(b), to purchase Shares.

(s) "Other Stock-Based Award" means a right, granted under Section 5(h) that relates to or is valued by reference to Shares.

(t) "Participant" means an Eligible Person who has been granted an Award under this Plan.

(u) "Performance Period" shall have the meaning set forth in Section 5(f)(i).

(v) "Performance Share" means a performance share granted under Section 5(f).

(w) "Performance Unit" means a performance unit granted under Section 5(f).

(x) "Restricted Shares" means an Award of Shares under Section 5(d) that may be subject to certain restrictions and to a risk of forfeiture.

(y) "Restricted Stock Unit" means a right, granted under Section 5(e), to receive Shares or cash at the end of a specified deferral period.

(z) "Rule 16b-3" means Rule 16b-3 promulgated under Section 16 of the Exchange Act.

(aa) "SAR" or "Stock Appreciation Right" means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares, or property as specified in the Award or determined by the Committee.

(bb) "Shares" means shares of common stock, par value $0.0075, of the Company, and such other securities as may be substituted for Shares pursuant to Section 4(b) hereof.

(cc) "Subsidiary" means any company (other than the Company) in an unbroken chain of companies beginning with the Company if each of the companies (other than the last company in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in the chain.

(dd) "Termination of Service" means the termination of the Participant's employment, consulting services or directorship with the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by a Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the Participant does not immediately thereafter become an employee or director of, or a consultant to, the Company, another Subsidiary of the Company or an Affiliate. In the event that a Participant who is an employee of the Company, a Subsidiary or an Affiliate becomes a Director or a consultant to the Company, a Subsidiary or an Affiliate upon the Participant's termination of employment, unless otherwise determined by the Committee in its sole discretion, no Termination of Service shall be deemed to occur until such time as such Participant is no longer an employee of, or consultant to, the Company, a Subsidiary or an Affiliate or a Director, as the case may be. If a Participant who is a Director becomes an employee of, or a consultant to, the Company, a Subsidiary or an Affiliate upon such Participant ceasing to be a Director, unless otherwise determined by the Committee in its sole discretion, such termination of the Participant's directorship shall not be treated as a Termination of Service unless and until the Participant's employment or consultancy, as the case may be, terminates. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

3. Administration.

(a) Authority of the Committee. This Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of this Plan:

(i) to select Eligible Persons to whom Awards may be granted;

(ii) to designate Affiliates;

(iii) to determine the type or types of Awards to be granted to each Eligible Person;

(iv) to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under this Plan (including any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person, provided that such deferral shall be intended to be in compliance with Section 409A of the Code;

(vii) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(viii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer this Plan;

(ix) to correct any defect or supply any omission or reconcile any inconsistency in this Plan and to construe and interpret this Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(x) to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable;

(xi) to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with this Plan;

(xii) to make all other decisions and determinations as may be required under the terms of this Plan or as the Committee may deem necessary or advisable for the administration of this Plan, including to decide any disputes arising in connection with the Plan.

(b) <u>Manner of Exercise of Committee Authority</u>. The Committee shall have sole discretion in exercising its authority under this Plan. Any action of the Committee with respect to this Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under this Plan from or through any Eligible Person, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c) <u>Limitation of Liability</u>. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of this Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to this Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d) <u>No Option or SAR Repricing Without Stockholder Approval</u>. Except as provided in Section 4(b), unless the approval of stockholders of the Company is obtained, (i) Options and SARs shall not be amended to lower their exercise price, (ii) Options and SARs will not be exchanged for other Options or SARs with lower exercise prices, (iii) Options and SARs with an exercise price in excess of the Fair Market Value of the underlying Shares will not be exchanged for cash or other property and (iv) no other action shall be taken with respect to Options or SARs that would be treated as a repricing under generally accepted accounting principles or the rules of the stock exchange on which the Shares are listed.

(e) <u>Limitation on Committee's Authority under 409A</u>. Anything in this Plan to the contrary notwithstanding, the Committee's authority to modify outstanding Awards shall be limited to the extent necessary so that the existence of such authority does not (i) cause an Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code or (ii) cause an Award that is otherwise deferred compensation subject to Section 409A of the Code to fail to meet the requirements prescribed by Section 409A of the Code.

4. Shares Subject to this Plan.

(a) Subject to adjustment as provided in Section 4(b) hereof, the total number of Shares reserved for issuance in connection with Awards under this Plan shall be (i) 5,318,062 plus (ii) the number of Shares subject to awards granted prior to the Original Effective Date of this Plan under the Company's 1981 Share Option Plan, its Restricted Share Plan or its 1992 Directors Share Option Plan (the "Prior Plans") which awards are, after the Original Effective Date, forfeited, canceled, surrendered or otherwise terminated without a distribution of Shares to the holder of the award; provided, however, that, subject to adjustment as provided in Section 4(b) hereof, no more than 5,318,062 Shares may be issued as ISOs under this Plan; and, provided, further, that for each Restricted Share, Restricted Stock Unit, Performance Share, Performance Unit, Dividend Equivalent or Other Stock-Based Award issued, such total number of available Shares shall be reduced by 1.08 Shares. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under this Plan, exceeds the number of Shares reserved under the applicable provisions of the preceding sentence. If any Awards are forfeited, canceled, terminated, exchanged or surrendered or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under this Plan with respect to such Award shall, to the extent of any such forfeiture, repurchase, settlement, termination, cancellation, exchange or surrender, again be available for Awards under this Plan. Further, for each share underlying an Award that was granted under this Plan and is a Restricted Share, Restricted Stock Unit, Performance Share, Performance Unit, Dividend Equivalent or Other Stock-Based Award and for each Share underlying an award other than an option or stock appreciation right that was granted under a Prior Plan, in each case, that is forfeited, cancelled, terminated, exchanged or surrendered, such forfeiture, cancellation, termination, exchange or surrender will result in the addition of 1.08 shares to the share reserve of this Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. If any shares subject to an Award are not delivered to a Participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised"), the number of shares that are not delivered to the Participant shall not remain available for issuance under the Plan. Also, any shares withheld or reacquired by the Company pursuant to the exercise of an option or SAR or as consideration for the exercise of an option or SAR, and any shares withheld or reacquired by the Company in satisfaction of the Company's tax withholding obligation on an Award shall not again become available for issuance under the Plan.

(b) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under this Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, (i) adjust any or all of (w) the number and kind of shares which may thereafter be issued under this Plan, (x) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (y) the exercise price, grant price, or purchase price relating to any Award, or (ii) provide for a distribution of cash or property in respect of any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise; provided, further, that no adjustment shall be made pursuant to this Section 4(b) that causes any Award that is not otherwise deferred compensation subject to Section 409A of the Code to be treated as deferred compensation pursuant to Section 409A of the Code. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

(c) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

(d) Shares of Plans Acquired in Certain Transactions. Subject to the listing rules of the stock exchange, if any, on which the Share is listed, a number of shares under a pre-existing shareholder-approved plan of an entity directly or indirectly acquired by the Company or any Affiliate as a result of a merger, consolidation or acquisition equal to the shares remaining available for delivery under such pre-existing shareholder-approved plan as of the date of the consummation of such transaction (as appropriately adjusted to reflect such transaction) may, if and to the extent permitted by the Board, be delivered with respect to Awards under the Plan and such shares shall not reduce the number of Shares available for issuance under the Plan pursuant to Section 4(a); provided, however, that such Awards shall not be made after the date awards or grants could have otherwise been made under the terms of such pre-existing shareholder-approved plan, absent the transaction.

(e) Non-Employee Director Aggregate Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any period commencing on the date of the Company's annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the Company's annual meeting of stockholders for the next subsequent year, including Awards granted and cash fees paid by the Company to such non-employee director, will not exceed $750,000 in total value, calculating the value of any Awards based on the grant date fair value of such Awards for financial reporting purposes.

5. Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(d)), such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of Termination of Service by the Eligible Person.

(b) Options. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i) Exercise Price. The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per Share of an Option shall not be less than the Fair Market Value of a Share on the date of grant of the Option. The Committee may, without limitation, set an exercise price that is based upon achievement of performance criteria if deemed appropriate by the Committee.

(ii) Option Term. The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option.

(iii) Time and Method of Exercise. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including broker-assisted exercise arrangements), the form of such payment (including cash, Shares or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons.

(iv) ISOs. The terms of any ISO granted under this Plan shall comply in all respects with the provisions of Section 422 of the Code, including the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or stockholder approval of this Plan. ISOs may only be granted to employees of the Company or a parent or subsidiary corporation (as defined in Section 424 of the Code). In the case of the grant of an ISO to any Participant owning stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of a Share on the date of grant, and the Option must expire within a period of not more than five years from the date of grant.

(c) <u>SARs</u>. The Committee is authorized to grant SARs (Stock Appreciation Rights) to Eligible Persons on the following terms and conditions:

(i) <u>Right to Payment</u>. An SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the exercise price per Share of the SAR, as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant of the SAR and, in the case of an SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

(ii) <u>Other Terms</u>. The Committee shall determine, at the time of grant or thereafter, the time or times at which an SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR), the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not an SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, an SAR (A) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and (B) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d) <u>Restricted Shares</u>. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i) <u>Issuance and Restrictions</u>. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a stockholder including the right to vote Restricted Shares and the right to receive dividends thereon.

(ii) <u>Certificates for Shares</u>. Restricted Shares granted under this Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

(iii) <u>Dividends</u>. Dividends paid on Restricted Shares shall be accrued in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Shares distributed in connection with a Share split or dividend in Shares and cash or other property distributed as a dividend shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(e) <u>Restricted Stock Units</u>. The Committee is authorized to grant Restricted Stock Units to Eligible Persons, subject to the following terms and conditions:

(i) <u>Award and Restrictions</u>. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Stock Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Stock Units shall be subject to such restrictions as the Committee may impose, if any (including the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) Dividend Equivalents. Unless otherwise determined by the Committee at the date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Stock Unit shall be either (A) accrued in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Stock Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Stock Units or other Awards, as the Committee shall determine; provided, however, that Dividend Equivalents shall be subject to all conditions and restrictions of the underlying Restricted Stock Units to which they relate.

(f) Performance Shares and Performance Units. The Committee is authorized to grant Performance Shares or Performance Units or both to Eligible Persons on the following terms and conditions:

(i) Performance Period. The Committee shall determine a performance period (the "Performance Period") of one or more years or other periods and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon the performance criteria as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

(ii) Award Value. At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and either the range of number of Shares or the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

(iii) Significant Events. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective or adjust the Company's performance with respect to such performance objective, in each case, in its sole discretion.

(iv) Payment. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing at the time determined by the Committee.

(v) Restriction on Dividends. No dividends or Dividend Equivalents shall be paid on any Performance Share or Performance Unit until such time (if ever) as the performance criteria associated therewith have been met.

(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of any underlying Awards to which they relate.

(h) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of this Plan, including unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under this Plan, shall also be authorized pursuant to this Section 5(h).

6. Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem and Substitute Awards. Awards granted under this Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under this Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards and may be granted either as of the same time as, or a different time from, the grant of such other Awards or awards. Subject to Section 3(d), the per Share exercise price of any Option, or grant price of any SAR, which is granted in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate, or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b) Form of Payment Under Awards. Subject to the terms of this Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including cash, Shares, notes or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any such deferral shall be intended to be in compliance with Section 409A of the Code. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.

(c) Nontransferability. Awards shall not be transferable by an Eligible Person except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of an Eligible Person only by such Eligible Person or his or her guardian or legal representative, provided that Awards that are NQSOs may be transferred or assigned by the optionee to the optionee's "family member" (as such term is defined in the Registration Statement on Form S-8), provided, further, that (i) there may be no consideration for any such transfer and (ii) subsequent transfers of the transferred NQSO will be prohibited other than by will or the laws of descent and distribution. An Eligible Person's rights under this Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Person's creditors.

(d) Noncompetition. The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with this Plan, including the requirement that the Participant not engage in competition with, solicit customers or employees of, or disclose or use confidential information of the Company or its Affiliates.

7. Change in Control Provisions.

Unless otherwise provided by the Committee or as set forth in the applicable Award Agreement or in any other agreement, in the event of a Change in Control, each outstanding Award shall either be assumed by the successor company or parent thereof or be replaced with comparable awards with respect to capital stock of the successor company or parent thereof, such comparability to be determined by the Committee; provided, however, that notwithstanding the foregoing, if an outstanding Award is not so assumed or replaced, then (i) such outstanding Award pursuant to which the Participant may have rights the exercise of which is restricted or limited, shall become fully exercisable at the time of the Change in Control, and (ii) unless the right to lapse of restrictions or limitations is waived or deferred by a Participant prior to such lapse, all restrictions or limitations (including risks of forfeiture and deferrals) on such outstanding Award subject to restrictions or limitations under this Plan shall lapse, and unless otherwise determined by the Committee, all performance criteria and other conditions to payment of Awards under which payments of cash, Shares or other property are subject to conditions shall be deemed to be achieved or fulfilled at target (if applicable) and shall be waived by the Company at the time of the Change in Control. In no event shall any action be taken pursuant to this Section 7 that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

8. General Provisions.

(a) Compliance with Legal and Trading Requirements. This Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under this Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any stock exchange, regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or any required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of this Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under this Plan may be subject to such other restrictions on transfer as determined by the Committee, including restrictions under the Company's insider trading policy.

(b) No Right to Continued Employment or Service. Neither this Plan nor any action taken thereunder shall be construed as giving any employee, consultant or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's, consultant's or director's employment or service at any time.

(c) Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under this Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person's tax obligations.

(d) Changes to this Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate this Plan or the Committee's authority to grant Awards under this Plan without the consent of stockholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company's stockholders (i) to the extent such stockholder approval is required under the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or (ii) as it applies to ISOs, to the extent such stockholder approval is required under Section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of this Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under such Award.

(e) No Rights to Awards; No Stockholder Rights. No Eligible Person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of Eligible Persons. No Award shall confer on any Eligible Person any of the rights of a stockholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f) Unfunded Status of Awards. This Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in this Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under this Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of this Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including the granting of options and other awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) Not Compensation for Benefit Plans. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants or directors unless the Company shall determine otherwise.

(i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction, and effect of this Plan, any rules and regulations relating to this Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Nevada without giving effect to principles of conflict of laws thereof.

(k) Plan Termination. This Plan shall terminate as to future awards on March 16, 2036 unless earlier terminated or extended by amendment.

(l) Section 409A. Awards under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. Although the Company does not guarantee any particular tax treatment, to the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including regulations and any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(m) Clawback Policy. Awards granted under the Plan will be subject to recoupment in accordance with the Company's Incentive Compensation Recoupment Policy or any other clawback policy adopted by the Company. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award

Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired Shares, the proceeds received from any sale of such Shares or any other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company.

(n) Interpretation. The titles and headings of the sections in this Plan are for convenience of reference only. In the event of any conflict, the text of this Plan, rather than such titles or headings, shall control. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular, and the singular shall include the plural. All references to "including" shall be construed as meaning "including without limitation." References herein to any law, agreement, instrument or other document means such law, agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan. Any reference in this Plan or in any Award Agreement to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability and all regulations promulgated under such law.

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APPENDIX B

**XOMA ROYALTY CORPORATION
2026 EMPLOYEE STOCK PURCHASE PLAN**

1. Purpose. The purpose of the XOMA Royalty Corporation 2026 Employee Stock Purchase Plan (the "Plan") is to provide Employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated payroll deductions. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code and the applicable regulations thereunder. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means either the Board or a committee of the Board that is responsible for the administration of the Plan as is designated from time to time by resolution of the Board.

(b) "Applicable Laws" means the legal requirements relating to the administration of employee stock purchase plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code and the applicable regulations thereunder, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to participation in the Plan by residents therein.

(c) "Board" means the Board of Directors of the Company.

(d) "Code" means the Internal Revenue Code of 1986.

(e) "Common Stock" means the common stock of the Company.

(f) "Company" means XOMA Royalty Corporation, a Nevada corporation, and any successor corporation.

(g) "Compensation" means an Employee's base salary from the Company or one or more Designated Subsidiaries, including such amounts of base salary as are deferred by the Employee: (i) under a qualified cash or deferred arrangement described in Section 401(k) of the Code; or (ii) to a plan qualified under Section 125 of the Code. "Compensation" does not include overtime, bonuses, annual awards, other incentive payments, reimbursements or other expense allowances, fringe benefits (cash or non-cash), moving expenses, non-qualified deferred compensation, contributions (other than contributions described in the first sentence) made on the Employee's behalf by the Company or one or more Designated Subsidiaries under any employee benefit or welfare plan now or hereafter established, and any other payments not specifically referenced in the first sentence.

(h) "Corporate Transaction" means any of the following transactions, provided, however, that the Administrator shall determine under clauses (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i) a merger or consolidation of the Company in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(i) "Designated Subsidiaries" means the Subsidiaries, which have been designated by the Administrator from time to time as eligible to participate in the Plan. As of the Effective Date, XOMA (US) LLC is the only Designated Subsidiary.

(j) "Effective Date" means December 1, 2025. However, should any Subsidiary become a Designated Subsidiary after such date, then the Administrator, in its discretion, shall designate a separate Effective Date with respect to the employee-participants of such Designated Subsidiary.

(k) "Employee" means any individual, including an officer or director, who is an employee of the Company or a Designated Subsidiary for purposes of Section 423 of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the individual's employer. Where the period of leave exceeds three months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the day that is three months and one day following the start of such leave, for purposes of determining eligibility to participate in the Plan.

(l) "Exchange Act" means the Securities Exchange Act of 1934.

(m) "Exercise Date" means the last day of each Purchase Period.

(n) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on one or more established stock exchanges, including the Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, its Fair Market Value thereof shall be determined by the Administrator in good faith.

(o) "Offer Period" means an Offer Period established pursuant to Section 4 hereof.

(p) "Offering" means an offer under this Plan of an Option that may be exercised during an Offer Period. For purposes of the Plan, all Employees eligible to participate pursuant to Section 3 will be deemed to participate in the same Offering unless the Administrator otherwise determines that Employees of the Company or one or more Designated Subsidiaries will be deemed to participate in separate Offerings, in which case the Offerings will be considered separate even if the dates of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Section 1.423-2(a)(1) of the Treasury regulations issued under Section 423 of the Code, the terms of each Offering need not be identical provided that the terms of the Plan and the Offering together satisfy Sections 1.423-2(a)(2) and (a)(3) of such Treasury regulations.

(q) "Offering Date" means the first day of each Offer Period.

(r) "Option" means, with respect to each Offer Period, a right to purchase shares of Common Stock on the Exercise Date for such Offer Period in accordance with the terms and conditions of the Plan.

(s) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(t) "Participant" means an Employee of the Company or Designated Subsidiary who has enrolled in the Plan as set forth in Section 5(a).

(u) "Purchase Period" means a period during an Offer Period during which shares of Common Stock may be purchased in accordance with the terms of the Plan, as established by the Administrator. The first Purchase Period shall commence on the Effective Date and terminate on the next following May 31, with each subsequent Purchase Period commencing on June 1 and December 1 of each year and terminating on the next following November 30 and May 31, respectively, unless otherwise determined by the Administrator.

(v) "Purchase Price" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date or on the Exercise Date, whichever is lower.

(w) "Reserves" means, as of any date, the sum of: (i) the number of shares of Common Stock covered by each then outstanding Option under the Plan which has not yet been exercised; and (2ii) the number of shares of Common Stock which have been authorized for issuance under the Plan but not then subject to an outstanding Option.

(x) "Subsidiary" means a "subsidiary corporation" of the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Eligibility.

(a) General. Subject to the further limitations in Sections 3(b) and 3(c), any individual who is an Employee on a given Offering Date shall be eligible to participate in the Plan for the Offer Period commencing with such Offering Date. No individual who is not an Employee shall be eligible to participate in the Plan.

(b) Limitations on Grant and Accrual. Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an Option under the Plan: (i) if, immediately after the grant, such Employee (taking into account stock owned by any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Parent or Subsidiary; or (ii) which permits the Employee's rights to purchase stock under all employee stock purchase plans of the Company and its Parents or Subsidiaries to accrue at a rate which exceeds $25,000 worth of stock (determined at the Fair Market Value of the shares at the time such Option is granted) for each calendar year in which such Option is outstanding at any time. The determination of the accrual of the right to purchase stock shall be made in accordance with Section 423(b)(8) of the Code and the regulations thereunder.

(c) Other Limits on Eligibility. Notwithstanding Section 3(a), unless otherwise determined prior to the applicable Offer Date, the following Employees shall not be eligible to participate in the Plan for any relevant Offer Period: (i) Employees whose customary employment is 20 hours or less per week; (ii) Employees whose customary employment is for not more than five months in any calendar year; (iii) Employees who have not been employed for such continuous period preceding the Offering Date as the Administrator may require, but in no event shall the required period of continuous employment be equal to or greater than two years; and (iv) Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether he or she is also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if his or her participation is prohibited under the laws of the applicable non-U.S. jurisdiction or if complying with the laws of the applicable non-U.S. jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code.

4. Offer Periods.

(a) The Plan shall be implemented through overlapping or consecutive Offer Periods until such time as (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been purchased or (ii) the Plan shall have been sooner terminated in accordance with Section 19 hereof. The maximum duration of an Offer Period shall be 27 months. The Plan shall be initially implemented through consecutive Offer Periods of 24 months duration, with the first Offer Period to commence on December 1, 2025 and end on November 30, 2027.

(b) A Participant shall be granted a separate Option for each Offer Period in which such Participant participates. The Option shall be granted on the Offering Date and shall be automatically exercised in successive installments on the Exercise Date(s) ending within the Offer Period.

(c) If on the first day of any Purchase Period in an Offer Period in which an Employee is a Participant, the Fair Market Value of the Common Stock is less than the Fair Market Value of the Common Stock on the Offering Date of the Offer Period (after taking into account any adjustment during the Offer Period pursuant to Section 18(a)), the Offer Period shall be terminated automatically and the Participant shall be enrolled automatically in the new Offer Period which has its first Purchase Period commencing on that date and shall end on the same date as the original Offer Period that was terminated automatically, provided the Employee is eligible to participate in the Plan on that date and has not elected to terminate participation in the Plan.

(d) Except as specifically provided herein, the acquisition of Common Stock through participation in the Plan for any Offer Period shall neither limit nor require the acquisition of Common Stock by a Participant in any subsequent Offer Period.

5. Participation.

(a) An eligible Employee may become a Participant in the Plan by submitting an authorization of payroll deduction (using such form or method (including electronic forms) as the Administrator may designate from time to time) as of a date in advance of the Offering Date for the Offer Period in which such participation will commence, as required by the Administrator for all eligible Employees with respect to a given Offer Period.

(b) Payroll deductions for a Participant shall commence with the first partial or full payroll period beginning on the Offering Date and shall end on the last complete payroll period during the Offer Period, unless sooner terminated by the Participant as provided in Section 10.

6. Payroll Deductions.

(a) At the time a Participant enrolls in the Plan, the Participant shall elect to have payroll deductions made during the Offer Period in amounts between one percent (1%) and not exceeding twelve percent (12%) of the

Compensation which the Participant receives during the Offer Period (or such other minimum or maximum percentage of compensation as determined by the Administrator in its sole discretion, prior to the commencement of an applicable Offering Period).

(b) All payroll deductions made for a Participant shall be credited to the Participant's account under the Plan and will be withheld in whole percentages only. A Participant may not make any additional payments into such account.

(c) A Participant may discontinue participation in the Plan as provided in Section 10 or may decrease the rate of payroll deductions during the Offer Period by submitting notice of a change of status (using such form or method (including electronic forms) as the Administrator may designate from time to time) authorizing a decrease in the payroll deduction rate. Any decrease in the rate of a Participant's payroll deductions shall be effective as soon as administratively practicable following the date of the request. A Participant's payroll deduction authorization (as modified by any change of status notice) shall remain in effect for successive Offer Periods unless terminated as provided in Section 10. The Administrator shall be authorized to limit the number of payroll deduction rate changes during any Offer Period.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) herein, a Participant's payroll deductions shall be decreased to 0%. Payroll deductions shall recommence at the rate provided in such Participant's payroll deduction authorization, as amended, when permitted under Section 423(b)(8) of the Code and Section 3(b), unless such participation is sooner terminated by the Participant as provided in Section 10.

7. Grant of Option. On the Offering Date, each Participant shall be granted an Option to purchase (at the applicable Purchase Price) shares of Common Stock; provided: (i) that such Option shall be subject to the limitations set forth in Sections 3(b), 6 and 12; (ii) until otherwise determined by the Administrator, the maximum number of shares of Common Stock a Participant shall be permitted to purchase in any Offer Period shall be 5,000, subject to adjustment as provided in Section 18 or such other maximum determined by the Administrator in its sole discretion prior to the commencement of the Offer Period; and (iii) that such Option shall be subject to such other terms and conditions (applied on a uniform and nondiscriminatory basis), as the Administrator shall determine from time to time. Exercise of the Option shall occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10, and the Option, to the extent not exercised, shall expire on the last day of the Offer Period with respect to which such Option was granted. Notwithstanding the foregoing, shares subject to the Option may only be purchased with accumulated payroll deductions credited to a Participant's account in accordance with Section 6. In addition, to the extent an Option is not exercised on each Exercise Date, the Option shall lapse and thereafter cease to be exercisable.

8. Exercise of Option.

(a) Unless a Participant withdraws from the Plan as provided in Section 10, the Participant's Option for the purchase of shares of Common Stock will be exercised automatically on each Exercise Date, by applying the accumulated payroll deductions in the Participant's account to purchase the number of full shares subject to the Option by dividing such Participant's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price. No fractional shares will be purchased; any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full share shall be carried over to the next Purchase Period or Offer Period, whichever applies, or returned to the Participant, if the Participant withdraws from the Plan. In addition, any amount remaining in a Participant's account following the purchase of shares on the Exercise Date due to the application of Section 423(b)(8) of the Code or Section 7, shall be returned to the Participant and shall not be carried over to the next Offer Period or Purchase Period. During a Participant's lifetime, a Participant's Option to purchase shares hereunder is exercisable only by the Participant.

(b) At the time the Option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's federal, state, local, or any other tax liability payable to any authority, national insurance, social security, or other tax withholding obligations, if any, that arise upon the exercise of the Option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Participant. In addition, the Company may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company deems appropriate to the extent permitted by Treasury Regulation Section 1.423-2(f).

9. Delivery. Upon receipt of a request from a Participant after each Exercise Date on which a purchase of shares occurs, the Company shall arrange for the delivery to such Participant, as soon as administratively practicable, of the shares purchased upon exercise of the Participant's Option.

10. Withdrawal; Termination of Employment.

(a) A Participant may, by giving notice to the Company (using such form or method (including electronic forms) as the Administrator may designate from time to time), either: (i) withdraw all but not less than all the payroll deductions credited to the Participant's account and not yet used to exercise the Participant's Option under the Plan; or (ii) terminate future payroll deductions, but allow accumulated payroll deductions to be used to exercise the Participant's Option under the Plan at any time. If the Participant elects withdrawal alternative (i) described above, all of the Participant's payroll deductions credited to the Participant's account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal, such Participant's Option for the Offer Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made during the Offer Period. If the Participant elects withdrawal alternative (ii) described above, no further payroll deductions for the purchase of shares will be made during the Offer Period, all of the Participant's payroll deductions credited to the Participant's account will be applied to the exercise of the Participant's Option on the next Exercise Date (subject to Sections 3(b), 6, 7 and 12), and after such Exercise Date, such Participant's Option for the Offer Period will be automatically terminated and all remaining accumulated payroll deduction amounts shall be returned to the Participant. If a Participant withdraws from an Offer Period, payroll deductions will not resume at the beginning of the succeeding Offer Period unless the Participant enrolls in such succeeding Offer Period. The Administrator may, in its discretion and on a uniform and nondiscriminatory basis, specify procedures for withdrawal.

(b) Upon termination of a Participant's employment relationship (as described in Section 2(k)) prior to the next scheduled Exercise Date, the payroll deductions credited to such Participant's account during the Offer Period but not yet used to exercise the Option will be returned to such Participant or, in the case of his/her death, to the person or persons entitled thereto under Section 14, and such Participant's Option will be automatically terminated without exercise of any portion of such Option.

11. Interest. No interest shall accrue on the payroll deductions credited to a Participant's account under the Plan.

12. Stock.

(a) The maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be 500,000 shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. If the Administrator determines that on a given Exercise Date the number of shares with respect to which Options are to be exercised may exceed: (x) the number of shares then available for sale under the Plan; or (y) the number of shares available for sale under the Plan on the Offering Date(s) of one or more of the Offer Periods in which such Exercise Date is to occur, the Administrator may make a pro rata allocation of the shares remaining available for purchase on such Offering Dates or Exercise Date, as applicable, and shall either continue the Offer Period then in effect or terminate any one or more Offer Periods then in effect pursuant to Section 19, below. Such allocation method shall be "bottom up," with the result that all Option exercises for one share shall be satisfied first, followed by all exercises for two shares, and so on, until all available shares have been exhausted. Any amount remaining in a Participant's payroll account following such allocation shall be returned to the Participant and shall not be carried over to any future Purchase Period or Offer Period, as determined by the Administrator.

(b) A Participant will have no interest or voting right in shares covered by the Participant's Option until such shares are actually purchased on the Participant's behalf in accordance with the applicable provisions of the Plan. No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

(c) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant.

13. Administration. The Plan shall be administered by the Administrator, which shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan, and to designate separate Offerings for the eligible Employees of the Company and one or more Designated Subsidiaries, in which case the Offerings will be considered separate even if the dates of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. Every finding, decision and determination made by the Administrator shall, to the full extent permitted by Applicable Law, be final and binding upon all persons.

14. Designation of Beneficiary.

(a) Each Participant may file a designation (using such form or method (including electronic forms) as the Administrator may designate from time to time) of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant (and the Participant's spouse, if any) at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living (or in existence) at the time of such Participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Administrator), the Administrator shall deliver such shares and/or cash to the spouse (or domestic partner, as determined by the Administrator) of the Participant, or if no spouse (or domestic partner) is known to the Administrator, then to the issue of the Participant, such distribution to be made per stirpes (by right of representation), or if no issue are known to the Administrator, then to the heirs at law of the Participant determined in accordance with Section 27.

15. Transferability. No payroll deductions credited to a Participant's account, Options granted hereunder, or any rights with regard to the exercise of an Option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 14) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Administrator may, in its sole discretion, treat such act as an election to withdraw funds from an Offer Period in accordance with Section 10.

16. Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions or hold them exclusively for the benefit of Participants. All payroll deductions received or held by the Company may be subject to the claims of the Company's general creditors. Participants shall have the status of

general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be unfunded and unsecured obligations of the Company. The Company shall retain at all times beneficial ownership of any investments which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Designated Subsidiary and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of the Company or a Designated Subsidiary. The Participants shall have no claim against the Company or any Designated Subsidiary for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

17. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to Participants at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization; Corporate Transactions.

(a) Adjustments Upon Changes in Capitalization. Subject to any required action by the stockholders of the Company and subject to Section 424 of the Code, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall, in such manner as it may deem equitable, adjust the Reserves, the Purchase Price, the maximum number of shares that may be purchased in any Offer Period or Purchase Period, as well as any other terms that the Administrator determines require adjustment, for: (i) any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock; (ii) any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock, including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment, if any, shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the Reserves and the Purchase Price.

(b) Corporate Transactions. In the event of a proposed Corporate Transaction, each Option under the Plan shall be assumed by such successor corporation or a parent or subsidiary of such successor corporation, unless the Administrator, in the exercise of its sole discretion and in lieu of such assumption, determines to shorten the Offer Period then in progress by setting a new Exercise Date (the "New Exercise Date"). If the Administrator shortens the Offer Period, then in progress in lieu of assumption in the event of a Corporate Transaction, the Administrator shall notify each Participant in writing at least 10 business days prior to the New Exercise Date, that the Exercise Date for the Participant's Option has been changed to the New Exercise Date and that either:

(i) the Participant's Option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offer Period as provided in Section 10; or

(ii) the Company shall pay to the Participant on the New Exercise Date an amount in cash, cash equivalents, or property as determined by the Administrator that is equal to the excess, if any, of (x) the Fair Market Value of the shares subject to the Option over (y) the Purchase Price due had the Participant's Option been exercised automatically under Section 18(b)(i) above. In addition, all remaining accumulated payroll deduction amounts shall be returned to the Participant.

(c) For purposes of Section 18(b), an Option granted under the Plan shall be deemed to be assumed if, in connection with the Corporate Transaction, the Option is replaced with a comparable Option with respect to shares of capital stock of the successor corporation or Parent thereof. The determination of Option comparability shall be made by the Administrator prior to the Corporate Transaction, and its determination shall be final, binding and conclusive on all persons.

19. Amendment or Termination.

(a) The Administrator may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18, no such termination can adversely affect Options previously granted, provided that the Plan or any one or more Offer Periods then in effect may be terminated by the Administrator on any Exercise Date or by the Administrator establishing a new Exercise Date with respect to any Offer Period and/or Purchase Period then in progress if the Administrator determines that the termination of the Plan or one or more Offer Periods is in the best interests of the Company and its stockholders. Except as provided in Section 18 and this Section 19, no amendment may make any change in any Option theretofore granted which adversely affects the rights of any Participant without the consent of affected Participants. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other Applicable Law), the Company shall obtain stockholder approval of any amendment in such a manner and to such a degree as required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been "adversely affected," the Administrator shall be entitled to limit the frequency and/or number of changes in the amount withheld during Offer Periods, change the length of Purchase Periods within any Offer Period, determine the length of any Offer Period, determine whether Offer Periods shall be consecutive or overlapping, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, establish or change Plan or per Participant limits on share purchases, establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable and which are consistent with the Plan, in each case to the extent consistent with the requirements of Section 423 of the Code and other Applicable Laws.

20. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Administrator at the location, or by the person, designated by the Administrator for the receipt thereof.

21. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto shall comply with all Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an Option, the Company may require the Participant to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned Applicable Laws or is otherwise advisable. In addition, no Options shall be exercised or shares issued hereunder before the Plan has been approved by stockholders of the Company as provided in Section 23.

22. Term of Plan. The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company.

23. Stockholder Approval. Continuance of the Plan shall be subject to approval by the stockholders of the Company within 12 months before or after the date the Plan is approved by the Board. Such stockholder approval shall be obtained in the degree and manner required under Applicable Laws.

24. No Employment Rights. The Plan does not, directly or indirectly, create any right for the benefit of any employee or class of employees to purchase any shares under the Plan, or create in any employee or class of employees any right with respect to continuation of employment by the Company or a Designated Subsidiary, and it shall not be deemed to interfere in any way with such employer's right to terminate, or otherwise modify, an employee's employment at any time.

25. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Designated Subsidiary, participation in the Plan shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Designated Subsidiary, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not an "employee benefit plan" under the Employee Retirement Income Security Act of 1974, as amended.

26. Effect of Plan. The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Participant, including such Participant's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

27. Governing Law. The Plan is to be construed in accordance with and governed by the internal laws of the State of Nevada without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction, except to the extent the internal laws of the State of Nevada are superseded by the laws of the United States. Should any provision of the Plan be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable. Any reference in this Plan or in any agreements or other documents hereunder to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule, or regulation of similar effect or applicability.

28. Interpretation. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word "including" following any general statement, term, or matter shall not be construed to limit such statement, term, or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term, or matter. References herein to any agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.